2/16



82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Barloworld Ltd

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**FORMER NAME FEB 20 2007

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 35039 FISCAL YEAR 9-30-06

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DAT : 2/20/07


Barloworld
Leading brands

Barloworld Limited
Annual Report 2006

CREATING VALUABLE RELATIONSHIPS



This annual report sets out to report comprehensively on the factors that affect the financial and non financial performance of Barloworld Limited.

It has been prepared using the guidelines for sustainability reporting developed by the Global Reporting Initiative (GRI).

TABLE OF CONTENTS

The report covers the activities of the Barloworld group, including all subsidiaries and partially owned entities for the financial year ended 30 September 2006. Partially owned entities are treated as an integral part of Barloworld for reporting purposes. In the financial reports, associates and joint ventures are equity accounted.

The business principles and practices described can be verified by reference to board minutes and established standards and policies (both written and unwritten). The report discusses the implementation of these principles and practices including the financial and non-financial measurement mechanisms used by the company to assess its performance.

Our internal confidence level on the accuracy of the information presented is high. Barloworld has strong administration systems and the management systems that yield the financial data reflected in the report are well established.

Some elements of the report have been externally verified by independent auditors. The independent auditors report on financial data is presented in terms of International Financial Reporting Standards (see page 162). In addition, some non-financial data has been reviewed (see page 33).

There have been no significant restatements in this report compared with the 2005 report except as set out in note 33 on page 241. Accounting policies and definitions are set out on pages 162 to 179. There have been no significant changes to the measurement methods used in the report.

This report does not seek to provide comprehensive information on the entire supply chains of the industries in which we operate.

The previous report was published in December 2005. There have been no significant changes in the operations of the company since that date.

A full GRI index is included on page 282. All aspects of the guidelines have been addressed in the report unless indicated.

The superscripted numbers and letters in red throughout the report link to the GRI index.

For background or additional information amplifying the company's activities which are covered in this report, contact:

Rowan Goeller, head of investor relations, Barloworld Limited,
180 Katherine Street, Sandton, 2146
Tel: +27 11 445 1300, email: rowang@barloworld.com

CONTENTS

File No.
82-35039



CREATING
VALUABLE RELATIONSHIPS

"Attention to all aspects of our business environment is what makes us a sustainable company." – Tony Phillips, CEO


Customers
Shareholders
Principals and Suppliers
Employees
Community
Social and environment



Cash Flow Return On Investment©

Real Asset Growth (%)

2002
2004
2001
2006
2005
2000
1999
2003

Real CFROI (%)

VALUE BASED MANAGEMENT[4.8]

> "Value Based Management (VBM) was adopted in 1999 as our philosophy in doing business."
> Tony Phillips, CEO

At Barloworld, sustainability is not just a section in the annual report. It lies at the heart of how we do business. We view sustainability in a holistic manner that treats both financial and non-financial performance as part of maintaining a stable profit stream from our businesses in a manner that benefits all stakeholders.

This results in a long-term view of managing businesses. We are not portfolio traders, but rather try to build a core of businesses that are able to consistently achieve top-quintile performance through market leading characteristics.

> "We structure our businesses to be able to profitably endure business cycles while growing at a pace that creates sustainable shareholder value."
> Tony Phillips, CEO

Value Based Management was adopted in 1999 as our philosophy in doing business. While the principles contained in the VBM doctrine were already well entrenched in the way that Barloworld operates, the VBM framework allowed us to formalise what has essentially always been the Barloworld way of doing business.

Barloworld's direct stakeholder groups are represented by the four points of a pyramid (see above). At its apex are our shareholders. At its base are our customers, our employees and our principals and suppliers. The pyramid is founded on the social and physical environment in which we operate.

VBM is fundamentally different because it requires that we move beyond the traditional approach of trade-offs between stakeholders, and search for solutions which add value for all.

10 PILLARS OF SUSTAINABILITY. During 2006 we have identified ten key areas – the 10 Pillars of Sustainability – that capture the essence of the VBM philosophy. Experience has taught us that if we can apply all ten pillars successfully to any business it will generally be able to produce returns acceptable to all stakeholders.

OUR 10 PILLARS OF SUSTAINABILITY [4.8]

10 PILLARS OF SUSTAINABILITY

Clear vision and strategy

a. Develop a vision that inspires our people
b. Clearly communicate the vision so that it is understood
c. Develop a clear strategy that delivers top quintile returns
d. Develop a geographic expansion strategy that optimises global growth opportunities

Focus on the core

a. Limit the number of core businesses
b. Regularly review which businesses should remain core
c. Only grow areas that are aligned to the core
d. Critically review all potential new core businesses

Market leadership

a. Develop strategies to achieve market or sector leadership in each of our core businesses
b. Plan to exit from businesses where we cannot attain market leadership or sector leadership
c. Plan to exit from businesses where there is insufficient return on management effort (ROME)

Customer centred

a. Focus on the customer
b. Strategically segment customers and determine their fundamental needs
c. Provide value creating solutions to those needs
d. Commit to exceeding customer expectations and continuously growing value to the customer
e. Continuously measure and improve customer satisfaction

Globally competitive people

a. Attract and retain the best people
b. Develop our people to globally competitive standards
c. Recognise and reward good performance and rectify poor performance
d. Ensure succession plans at all critical levels
e. Inculcate the Barloworld leadership philosophy
f. Celebrate successes and have fun

Decisive management

a. Strive to deliver clear, decisive and inspiring leadership
b. Implement decisions rapidly
c. Acknowledge mistakes and take corrective action
d. Intervene where business performance is unsatisfactory
e. Exit businesses where corrective action fails

Environmental and social legitimacy

a. Accept that we are custodians for future generations and proactively engage in global sustainability issues
b. Ensure value creation for all stakeholders in line with our VBM philosophy
c. Ensure that business strategies are legitimate in the eyes of the communities and governments where we operate
d. Comply with our BEE policy and applicable BEE codes
e. Adopt a caring approach towards the socio-economic issues of the communities where we operate
f. Strive towards reducing the environmental impacts of our business activities

Values and ethics

a. Focus on doing what is right
b. Behave in line with our Code of Conduct
c. Act in accordance with our Code of Ethics:
   - Be fair
   - Obey the law
   - Be honest
   - Respect others
   - Protect the environment
d. Always remember: "Our word is our bond"

Corporate governance

a. Manage business risks to enhance and protect shareholder value rather than to eradicate all risk
b. Comply with all relevant regulations and standards
c. Ensure that investor and public communication is beyond reproach
d. Ensure financial prudence in all dealings
e. Comply with the group risk philosophy
f. Implement effective controls that protect stakeholder value

Learning organisation

a. Constantly look at re-inventing ourselves through:
   - exploration
   - innovation
   - learning – especially from mistakes
   - sharing – best practices and successes

STAKEHOLDER RELATIONSHIPS 4.16, 4.17

STAKEHOLDER RELATIONSHIPS

REAL STAKEHOLDER ENGAGEMENT IS WHAT MAKES US DIFFERENT. WHILE WE WILL EXPAND ON OUR STAKEHOLDER RELATIONSHIPS LATER IN THIS REPORT, WE THOUGHT THE BEST WAY TO ILLUSTRATE THE BARLOWORLD WAY OF DOING BUSINESS IS THROUGH ACTUAL EXAMPLES



SH INVESTOR COMMUNICATIONS

Barloworld maintains an active investor relations program to ensure that all interested stakeholders are provided with regular opportunities to meet with management and visit the various operations around the world. We maintain open and transparent communications with our shareholders, governed by a Barloworld Disclosure Policy, and ensure that all information is disseminated in a consistent and fair manner.

Our strong corporate governance ethic ensures that shareholders can expect fair and equitable treatment at all times.

PALL-EX INVESTS IN NEW ENVIRONMENTALLY FRIENDLY FORKLIFT FLEET FROM BARLOWORLD C

Pall-Ex, the UK's leading pallet distribution network, has upgraded its forklift fleet at its 267 000 feet^2, £12 million hub to a new fleet of 36 Hyster Fortens compressed natural gas (CNG) powered lift trucks supplied by Barloworld Handling. The fleet is thought to be the largest CNG powered fleet in Europe and operates in what is one of the most demanding lift truck environments around.

A crucial factor in Pall-Ex's decision was the service support that Barloworld had offered Pall-Ex over the past three years, underpinned by the performance and reliability provided by the Hyster trucks and Barloworld's fleet management solution.


HYSTER
HYSTER 2.5

IN-HOUSE TECHNOLOGY PROVIDES COMPETITIVE ADVANTAGE FOR EQUIPMENT AND VEHICLE USAGE MANAGEMENT SOLUTIONS [E]

The centrally situated Barloworld Information Systems department developed the "Barloworld Black Box" (BBB) that is now integrated into the electronics of certain Caterpillar and Hyster models. The technology evolved from simple monitoring of engine and hydraulics use to modern devices which integrate into the electronics and monitor and relay all manner of information such as working conditions, driver performance, engine diagnostics and location.


CATERPILLAR

Applications through the group include Caterpillar machines on Maintenance and Repair Contracts (MARCs) and Hyster lifts trucks in the US and Europe. A similar technology is being used by Avis Fleet Services and its partner in the management of the recently secured National Department of Transport (NDoT) contract and in providing customers with unique fleet solutions that are unrivalled in the industry.

Discussions take place continually between Barloworld business units to ensure we share common technology, learn from one another's experiences, and look for innovative ways to use the gathered information.


CAT

PREMIER SHILOWA LAUNCHES GAUTRAIN PROJECT [C]

When Gauteng Premier Mbhazima Shilowa (pictured) turned the first sod for the Gautrain project in September 2006, he used a Caterpillar 950H wheel loader to do the honours. The event, attended by more than 600 people, was held on the site of the future Gautrain Marlboro Station in Johannesburg. It marked the official start of the section of the new railway linking OR Tambo International Airport and Sandton that will be completed by the 2010 FIFA Soccer World Cup.

Barloworld Equipment has recently received confirmation of an order for more than 20 Caterpillar construction machines together with service contracts from the Gautrain's main contractor, the Bombela consortium.

KEY

- [SH] Shareholders
- [C] Customers
- [PS] Principals and Suppliers
- [E] Employees
- [CE] Community & Environment

NMI-DSM "DEALER OF THE YEAR" AGAIN IN 2006



Jeep


Mercedes-Benz


CHRYSLER


MITSUBISHI
MOTORS

DaimlerChrysler South Africa's "Dealer of the Year" programme is designed to recognise the dealerships who provide the most outstanding service to their customers. The critical success factors for the dealership's overall success are the focus of this reward programme – pursuing customer satisfaction above all other goals.

Our NMI-DSM joint venture in KwaZulu-Natal, a flagship black economic empowerment (BEE) venture in the motor industry, more than embraced the programme and walked away with all three Brand Centre awards for the second year running: Mercedes-Benz, Car Group; Chrysler/Jeep and Mitsubishi Motors.

ENTERPRISE DEVELOPMENT – R20 MILLION BARLOWORLD SIYAKHULA FUND LAUNCHED



Barloworld Siyakhula was set up in 2006 as a R20 million enterprise development fund for the development and nurturing of small and medium enterprises. The fund's aims are:

- The development and financing of sustainable BEE transactions in the Barloworld value chain.
- The facilitation of investments and/or contributions to recognised and approved enterprise development initiatives.
- The facilitation of investments and/or contributions to greenfield projects that promote job creation.

The picture on the right shows Siyakhula manager, Mathew Govender, with the owners of one of our enterprise development investments Nathi Africa, supported by Barloworld Equipment, into which Siyakhula has invested R2 million to purchase approximately 40 Hyster Forklifts. Nathi Africa is a black-owned business that specialises in the sale and hire of Hyster Forklifts and other material handling equipment.




CAT

NEW SIBERIAN CATERPILLAR DEALER FACILITY OPENED



In 2003 Barloworld and Wagner Equipment became the Caterpillar dealer for a territory including western Siberia, eastern Siberia, Yakutia and the Russian far east. The new business operates as a 50/50 joint venture named Vostochnaya Technica (VT), with a dealer territory bigger in area than USA, Germany and France combined.

With the growth in turnover experienced in the region, a decision was taken to develop a new dealer facility for VT in Novosibirsk.

On 17 July 2006 the new dealer facility was officially opened by Tony Phillips (CEO, Barloworld), Bruce Wagner and Warren Clewlow (chairman, Barloworld). The new facility will allow Barloworld and VT to maintain its strong relationship with Caterpillar Inc. in this exciting new territory.


HYSTER


CAT
Barloworld Equipment

FINANCE MINISTER ARRIVES IN A CAT CE

South African Finance Minister Trevor Manuel officially launched the South African Revenue Service (SARS) Filing Season Campaign for 2006 at Barloworld Equipment Isando. He made his appearance in a Caterpillar 740 articulated truck to address staff and the media.

The Minister said the fact that one of the oldest firms in the country was hosting the occasion demonstrated a true partnership in every sense of the word. "Barloworld's presence in the community demands that we behave as responsible corporate citizens," said Barloworld CEO Tony Phillips sharing a podium with the minister. He added that a well managed taxation system was crucial for investment in the country.

GRASSRIDGE QUARRY – TORTOISE EMPLOYEE FORUM STEPS IN E

Greater employee participation is one of the major benefits of the Employee Value Creation process. Through regular meetings, employees can make their voice heard and offer suggestions to improve the performance of the group. The team meeting, or Invocom, has become a way of life for all Barloworld businesses and teams have established their own identity and set their own targets.

PPC's Grassridge Quarry identified a problem following two haul truck incidents at a station crossing. An ad-hoc Suggestion Invocom was held to brainstorm possible solutions to this problem and various suggestions were generated by the team. A solution was identified and captured in a new operating procedure, which was subsequently named a Best Operating Practice for implementation throughout the PPC Group (Quarries).



The problem. Trucks failing to lower their load bodies to the lowest point of gravity before crossing underneath the rail track overhead power lines.
The solution. A laser beam device will trigger an alarm and activate a red warning light situated on the left hand side of the road 25 metres ahead. With this procedure the truck driver can take immediate corrective action.

The potential for the reoccurrence of the two previous incidents was eliminated by this suggestion. This has resulted in a potential saving of up to R250 000.

CHAIRMAN'S REVIEW[1.1]

Barloworld had a good year. Those businesses which have performed well in the past, continued to do so and there have been good improvements from previously underperforming businesses.



PHOTOGRAPHY **GEOFF BROWN**

OMSG CA(SA), DECON (hc), HON CMSA	**WAM Clewlow**

Warren joined the group in 1963 and rose to the position of CEO by 1983. He became deputy chairman and CEO in 1985 and chairman in 1991. He retired as an executive in 1999. His numerous contributions to civil society include past chairman of the State President's Economic Advisory Council. He has been a director of numerous companies including Old Mutual South Africa and Old Mutual Plc and a past chairman of Nedbank, Iscor (now Mittal Steel) and Pretoria Portland Cement. He currently serves on the board of Sasol Limited and is a director of Rustenburg Wines (Pty) Limited.

He is the chairman of the Carl and Emily Fuchs Foundation, honorary treasurer of the African Children's Feeding Scheme and a trustee of the Nelson Mandela Children's Fund, FW de Klerk Foundation, Project South Africa Trust and the College of Medicine Foundation.

He is a fellow of the Duke of Edinburgh Award Fellowship and chairman of both the Presidents Award for Youth Empowerment Trust and the Duke of Edinburgh South Africa Foundation.

Barloworld Limited has again produced good results in the markets in which it operates.

The results, in South African rands, prepared in terms of International Financial Reporting Standards show:

- Revenue from continuing operations increasing by 13% from R37 696 million to R42 693 million.
- Operating profit increasing by 21% from R3 423 million to R4 133 million
- Net profit from continuing operations increasing by 34% from R2 139 million to R2 858 million.
- Net profit attributable to Barloworld shareholders increased by 27% from R1 849 million to R2 357 million.
- Headline earnings per share increasing by 32% to 1171 cents.

Barloworld Limited has again produced good results in the markets in which it operates.

The cash flow from operations are strong at R4 931 million.

The group's balance sheet remains sound and all the key ratios are conservative and within the targets set.

The board announced a final dividend of 450 cents per share making a total for the year of 600 cents per share – an increase of 32% over last year.

In October 2002 we set a target of doubling shareholder value by September 2006. I am pleased to record that we exceeded this target. The total shareholder return increased by 132% in real terms.

Barloworld had a good year. Those businesses which have performed well in the past, continued to do so and there have been good improvements from previously underperforming businesses.

The Barloworld southern African businesses performed well, benefiting from the growing scale of infrastructural development, which is taking place in the region and where our key investments have been placed.

The equipment division maintained a high level of activity, especially in the mining area. Caterpillar worldwide is benefiting from the surge in demand for raw materials and this has resulted in extended delivery times, especially for the larger machine category.

All the dealerships we have in Africa, Spain, Portugal and Siberia have strong order books scheduled for delivery in the years ahead. The power systems business is particularly strong. The growth in Siberia, where the territory in which we operate has been extended further into the far east of Russia, has been particularly impressive as Russia flexes its economic muscle. A new dealership facility to cater for our expansion was opened this year. A great strength of the equipment division is the exceptionally close working relationship with and the strong support from Caterpillar Inc. over many years and our long standing customer relationships.

Our cement company has responded well to the challenge to meet demand for its product by increasing and improving capacity at the factories strategically located throughout the country. Whilst operating at full capacity we are nevertheless having to import cement to keep up with the current demand until the Dwaalboom plant expansion comes on stream early in 2008.

The motor division, including Avis, produced positive results in all areas and the Australian business was much improved and is well set for future growth. The Avis Scandinavia operations recovered strongly in the second half after the severe impact caused by a change in vehicle pricing strategy of a major supplier.

The scientific division delivered on the undertakings made last year to produce a much improved profit performance from a low base.

The industrial distribution business had a good year in Hyster sales in the USA and the re-focused Freightliner business achieved an improved result. Sales in the UK were lacklustre with modest results.

The coatings operations in southern Africa where we have market leader positions all performed well whilst the Australian business continued to struggle.

The great disappointment in Australia was the mystifying and illogical ruling by the Australian Consumer and Competition Commission (ACCC) against the proposed Wattyl/Taubmans paint merger. This deal would have been extremely positive for the future of the merged companies and the Australian market.

The growing logistics division is now well established and has secured good contracts for the future.

The leasing business in the US was sold during the financial year whilst the steel tube division as well as the UK leasing book was sold after the financial year end. The Bristol Store network within Coatings Australia is in the process of being sold. These disposals will result in more focus and a stronger balance sheet.

LOOKING AHEAD. The equipment division will be kept busy with the mining and infrastructural development in South Africa and neighbouring southern African countries.

The equipment division will be kept busy with the mining and infrastructural development in South Africa and neighbouring southern African countries.

In Spain and Portugal we will be adopting a more aggressive stance to recover market share in certain sectors. Success will be linked to a reliable and steady flow of product from Caterpillar. In Siberia the potential for growth continues, especially in the oil and gas sector with large order books for the future.

Our cement company is expected to continue to operate at full capacity in the medium-term.

The motor division is expected to deliver another set of solid results in southern Africa and the Australian dealerships with their efficient new outlets will continue to make a positive contribution to profits. Avis has been well integrated into the business and the Scandinavian operations will build on their much improved results reported in the second half of 2006.

The coatings business is aligned with the growing infrastructural development in South Africa and will continue to perform well. A green-field operation in China is being established, which will lead to medium term growth.

The future of the coatings operations in Australia are under review having had their plans thwarted by the negative ruling from the ACCC.

The industrial distribution division in the UK and USA will build on this year's growth and will continue to improve.

Several options are being considered to further improve the performance of the scientific division.

During the past year R 4.1 billion was invested in the future of our business in cement capacity upgrading, new motor and equipment facilities, motor vehicles for renting and leasing and caterpillar machines for rental and, over the next five years, significant further capital investment has been planned. This represents a strong vote of confidence in the business potential we have – and the competency of management to deliver on these projects.

Over the past year economic growth in South Africa remained robust, although growing capacity constraints and rising personal debt have forced a change in monetary policy. Consumer spending remained exceptionally strong, with households still encouraged by relatively low inflation and interest rates, strong growth in disposable income, rising purchasing power at the lower end of the market due to increased transfers from Government and modest gains in employment. Fixed investment activity also accelerated, with most sectors ranging from mining and manufacturing to retail and leisure increasing capital spending. Infrastructure spending by public corporations and central Government also picked up sharply. Despite the continued acceleration in capital formation and sharp increases in future investment plans, growing signs of capacity constraints emerged during the course of the year.

This was particularly evident in the continued deterioration in the country's external position, reflected in a growing current account deficit, which reached levels last seen in 1981 when it surged to over 6% of GDP in the first half of 2006. Circumstances were further aggravated by a changing international environment, where rising inflationary fears, higher global interest rates and relatively large structural imbalances in key economies, particularly the US, undermined global growth prospects, resulting in increased risk aversion among international investors. This, in turn, gave way to slightly softer and more volatile commodity prices and renewed pressure on emerging market currencies, especially those running large current account deficits. Whilst the oil price has fallen from its recent heights it is here to stay at higher levels compared to those of between $30 and $40 a barrel two or three years ago.

The rand weakened significantly, losing around 20% of its value against the trade-weighted basket of currencies. In the process, inflationary pressures increased, which together with strong consumer spending, robust credit growth and sharply higher household debt levels convinced the monetary authorities to tighten policy, resulting in higher interest rates with prime lending rates up 150 basis points from June to October 2006.

OUTLOOK. Economic conditions in South Africa are likely to moderate in 2007. The rand is expected to remain under pressure as the current account deficit will not improve dramatically over the short term. This is mainly because export growth remains constrained by burdensome regulations, limited production capacity and outdated infrastructure, while demand for capital imports will accelerate, partly to address overall infrastructure constraints and partly to prepare for the hosting of the 2010 FIFA World Cup. Inflation is therefore expected to trend higher, possibly breaching the upper 6% limit of the Reserve Bank's inflation targeting range, which suggests that monetary policy will remain tight. Consumers are expected to become more hesitant and conservative in their spending and borrowing patterns, but investment spending is expected to accelerate further as the key deadlines draw closer.

Overall economic growth in South Africa is expected to slow but remain relatively strong. The composition of that growth will change with more emphasis on capital as opposed to consumer spending.

In the other world markets where we operate, the main features in the US economy are the housing market slowdown, higher core inflation and tightened monetary policies. Leading economists expect global growth to slow down to just above the 2% level next year. Infrastructure expenditure continues at high levels in Spain where one sees a forest of cranes on many horizons. Growth in the UK economy continues to drift sideways. In Siberia, where we have the Caterpillar dealership in partnership with Wagner of Denver Colorado USA, the market continues to look very sound reinforced by some political and economic reforms and greater accessibility and transparency when compared with past eras.

Violent crime in South Africa has been a serious problem for some time, but has now developed into a crisis. In my view, what is urgently required is effective leadership from Government. Government has the responsibility of protecting its citizens and to properly address the out-of-control crime situation. This must be done in a high profile manner immediately so as to restore confidence in South Africa, both locally and internationally.

Business also has an important role to play. The ultimate responsibility, however, lies with Government.

BLACK ECONOMIC EMPOWERMENT. My initial awareness of the need for black economic advancement came about in the mid-1980s. Dr Sam Motsuenyane, one of the pioneers of black business, was a director of Barlow Rand (the group's name at that time). I recall him speaking about the need to draw excluded groups into further participation in the economy, giving them a greater share of the economic stake, and to develop and cultivate human capital and provide people with training opportunities to allow them to fulfil their potential.

Mr Mike Rosholt – the then chairman of Barlow Rand – was a strong proponent of this strategic direction and over the years the group has continued with a process of improving the quality of life of all our employees and that of their families and dependents.

This is being done by skills upgrading, opening up opportunities for career advancement and greater all around job satisfaction. We are today benefiting from the opportunities given to people of hitherto untapped talent.

Some of this success has achieved external recognition with a number of our companies featuring prominently in "Best Company to Work For" awards with five featuring in the top fifty.

In recent times Black Economic Empowerment (BEE) equity deals have been introduced into divisions of the group and Barloworld is well under way with the process of introducing BEE at the holding company level.

Standard Merchant Bank has been appointed to advise in the evaluation of the various alternatives under consideration and a committee of the board comprising the chief executive and four non-executive directors will be making recommendations to the board when their task has been completed.

This is not an easy undertaking particularly as the rules have not yet been finalised, and we wish to benefit from the experience of those deals which have been successful and avoid the pitfalls of those that have failed to achieve true BEE value.

Barloworld is planning a well thought out BEE transaction which will be broad based and will not pander to any particular constituency.

I believe the problems associated with BEE have been the conclusion of "deals" taking the centre stage and where less attention has been placed on subsequent delivery. In addition some advisors drawn from the previously advantaged community have been driven to earn attractive fees on these "deals".

Whilst successful black people who have benefited from BEE transactions should not be demonised, one sees all too often the same faces who have already been more than adequately empowered participating in yet further so-called empowerment transactions.

Barloworld is planning a well thought out BEE transaction which will be broad based and will not pander to any particular constituency. Shareholder participation will achieve genuine empowerment and the new partners will be expected to become an integral part of the business.

Much has been speculated as to shareholder reaction – especially foreign shareholder – to the BEE process. My experience has been that genuine long term shareholders are fully supportive of the concept and realising the need and long-term advantages of BEE are prepared to accept some dilution of their interests. However all have the same caveat that it must be a genuine broad-based BEE deal.

The enhancement of economic participation of black people is not confined to ownership and wealth at the top of an organisation, but also takes place at various levels of the organisation where previously disadvantaged people are given new knowledge and skills from exposure to the business process, technical and basic training and affirmative action.

STRATEGIC DIRECTION. The year 2007 will see a number of changes in the board and management structure of the group.

I will be retiring as chairman during 2007.

During the past year the board commissioned an independent and comprehensive review of both the structure and future strategic direction of the group. An announcement in this regard will be made at the annual general meeting of shareholders on 25 January 2007.

In recent times we have benefited from the appointment of new non-executive directors, namely Ms Sibongile Mkhabela, and Mr Selby Baqwa.

Mr Don Wilson joined the board as finance director when Mr Clive Thomson took responsibility for the equipment division. Mr Lester Day, who headed the equipment division with great distinction, retires at the end of November 2006 and so does Mr Mike Coward who headed up the management buyout of the steel tube division which he has accomplished with a meaningful BEE component.

We wish Lester well in his well deserved retirement and to Mike – well done on your deal and may your company go from strength to strength.

The group is led by the chief executive, Mr Tony Phillips, ably backed by experienced executives and staff worldwide.

The directors with their local and international experience add to the effectiveness of the group's strategy, operations and governance. I thank you and all the staff worldwide for the support you give to me.

A strong feature of the Barloworld Group is that we trust one another and work together as a team – this will continue under the proposed new structure which gives greater focus and balance as we move forward into the exciting future which lies ahead.

WAM Clewlow
Chairman

CEO's STATEMENT

An interview with
Tony Phillips



PHOTOGRAPHY **GEOFF BROWN**

Since 1999 we have paid a total of R25.00 per share in dividends and generated an average compound share price appreciation of 19.5% per annum.[1.1]

Q: Tony, you have been at the helm of Barloworld since 1999. In your first year you made Value Based Management (VBM) the business philosophy of the company. How do you assess financial performance within VBM?

A: When we started with VBM, we looked for the method to measure our financial performance that most closely correlates with the market valuation of the company. We found that the Cash Flow Return on Investment (CFROI®) metric met this criterion. It looks at the cash return on an inflation adjusted asset base, giving us a reliable measure of the true economic performance of each business unit and of the whole company. Shareholder wealth is created by maintaining a positive spread between CFROI® and the cost of maintaining the assets used to generate those profits. In 1999 we set an internal real CFROI® hurdle of 8% for all of our businesses reflecting our cost of capital at the time. Since then, even though a lower interest rate environment has reduced our cost of capital to around 6.4% we have maintained the 8% hurdle internally.



Q: How has Barloworld performed?

A: In 1999 we set ourselves the goal of doubling the value of the company in three years and achieved it. Then in 2002 we set what became known as the

BSc (Eng)	**AJ PHILLIPS**

Tony (60) joined Barloworld in 1968 and has spent most of his career in the capital equipment business, initially in South Africa and then in Spain. He made his mark between 1992 and 1995, when he led the turnaround to profit of the Spanish subsidiary, Finanzauto SA. He was appointed to the Barloworld board in 1995 and became CEO on 1 October 1998. He is a trustee of the Bright Kid Foundation (Edutainers), Business Against Crime and Joburg Art Bank; is a member of the Faculty of Engineering and the Built Environment Advisory Board of the University of Witwatersrand; is the chairman of NOAH (Nurturing Orphans of Aids for Humanity), and is a director of WWF and Business Leadership SA.

This "Barloworld Way" of doing business captures the spirit of ethics, principles and leadership of the late CS (Punch) Barlow.

While we have a industrial brand focus in our businesses, it is the way we do business that really defines who we are.

2x4x4 target – to double the value we create for all our stakeholders in four years. We achieved that goal ahead of our self-imposed deadline of September this year. Looking at our performance in financial terms, overall CFROI® has increased from 6.2% in 1999 to 12.3% in 2006. This has translated in conventional measures into a seven-year record of headline earnings per share growing at a compound average 20.4% per annum with revenue growth averaging 13% per annum. Our operating margins have more than doubled from 4.4% in 1999 to 9.7% in 2006 while asset turn has remained relatively stable at 1.8 times annually. ***Since 1999 we have paid a total of R25.00 per share in dividends and generated an average compound total share price appreciation of 19.5% per annum.***

Q: How do you incentivise managers in the company?

A: We work with a balanced scorecard which sets both individual and business unit performance targets. From a financial perspective, incentives have been set based on CFROI® targets. ***However like any good organisation, we are continually looking to improve our approach and we are now starting to concentrate on the measurement of the change in cash value added by a business (ΔCVA) as a measure of its success.*** This is important because once a business exceeds the CFROI hurdle rate a positive ΔCVA is the key measure of value creation.

Q: Can we discuss some of the approaches you adopt to creating value?

A: We are continually seeking to build the sustainable value creation potential of Barloworld. Here are some examples:

1. Improving returns by improving cash flows from our businesses and exiting those we can't fix.

We continually analyse our businesses and develop strategic initiatives to improve their performance. We have also consistently worked to hone our core businesses, and have disposed of R7.6 billion in assets since 1999 – ***we have sold one business on average, every two months for seven years!***

2. Growing our core business activities into new geographies and expanding into complementary products and services.

Since 1999 we have acquired R6.8 billion of assets at a rate of one every three months and also added significant new streams of business organically. We continually look for new geographical regions to represent our principal products. The addition of a massive piece of territory to our Caterpillar business through the development of our Siberian joint venture is an example of this. Where we have an established presence and existing channels to market, we look for complementary products and services where we can leverage off our existing infrastructure. For example, in our equipment business we offer a wide range of products in support of the core Caterpillar offering, including rotary drills, vibratory crushers and road building equipment.
The purchase of various Freightliner dealerships in the US in the same region as our existing Hyster lift truck business has given us an expanded presence in the southeast region of the US. Buying Avis Southern Africa made us the licensee for southern Africa and Norway and Sweden and we subsequently bought Avis in Denmark to consolidate our presence in Scandinavia and we secured the Budget licence for the same region.

Q: Barloworld has a diverse range of businesses. Can you explain the common thread between your businesses?

A: In terms of our business focus, we are a company that sells and services equipment and vehicles and provides short and long-term rental and leasing solutions to customers. We also market and distribute our own industrial brands and services. We structure our



Sustainability is not only about being an environmentally sound company. It is about understanding the space you occupy as a corporation and your responsibilities to your stakeholders.

businesses to be able to profitably endure business cycles while growing at a pace that creates sustainable shareholder value.

Our businesses can also be divided into two streams – co-brands and own brands. In our co-brand businesses we are the custodians of the intellectual capital of our principals, and have exclusive representation in a number of geographic locations. These include the Caterpillar, Hyster and Avis brands. We also represent many of the major vehicle manufacturers. Our own brands include products such as PPC Surebuild (cement), Plascon (coatings) and various scientific product brands.

While we have a industrial brand focus in our businesses, it is the way we do business that really defines who we are. We have spent a considerable amount of executive time this year defining exactly what makes up that Barloworld way. We have distilled this into our 10 Pillars of Sustainability.

Q: The 10 Pillars of Sustainability – is this your way of looking at environmental and social issues?

A: It is much more than that. We look at sustainability in a VBM context and from an understanding of our internal DNA. ***Sustainability is not only about being an environmentally sound company. It is about understanding the space you occupy as a corporation and your responsibilities to your stakeholders.***

The 10 Pillars of Sustainability

1. Clear vision and strategy
2. Focus on the core
3. Market leadership
4. Customer centred
5. Globally competitive people
6. Decisive management
7. Environmental and social legitimacy
8. Values and ethics
9. Corporate governance
10. Learning organisation

For a detailed overview of the 10 Pillars of Sustainability refer to page 10.

Adherence to all of these pillars results in most instances in a sustainable and profitable business. Neglecting just one can result in painful consequences. ***We have learnt some tough lessons over the last few years and the 10 Pillars now provide a non-negotiable framework for all our managers.***

We have set ambitious growth targets for our divisions over the next four years to 2010.

Q: Can we focus on your co-brands businesses – surely being tied to a principal, for example Caterpillar which is a vital part of your business, is a constraint on your growth potential?

A: This is a total misconception. By partnering with Caterpillar, we are able to tap into every aspect of their growth potential and every cent of research and development investment that they make. We became a Caterpillar dealer 79 years ago and we maintain excellent relationships with this truly great company as their representative in 16 countries around the world. It is instructive to contemplate the explosion of product offerings they have brought to market over the past decade alone and to see how that has opened up new markets for us and increased the share of our customers wallets that we can access. In southern Africa our business is powering ahead on the back of the global resource boom and an increase of infrastructure investment. In Spain and Portugal the challenge is to maximise our share of a maturing but strong construction market. In addition to organic growth we have been fortunate to obtain a number of additional territories. ***The development of our Russian joint venture dealership is extremely exciting*** and is reported in detail on page 14. It is a superb resource-based opportunity that has now achieved critical mass and will become an increasingly visible contributor to our profits.

Q. What other growth opportunities do you have in your other major brand offerings?

A: Amongst our own brands, ***our largest growth opportunity currently lies in our cement business where we are embarking on a R4 billion expansion programme***. In the coatings area we have also expanded our product range through the acquisition of the Earthcote range in South Africa and are starting to test the waters in China with an innovative coatings solution (see page 142).

One of our key strategies is to invest in customer facing facilities to ensure market leadership. This year alone we have opened major new facilities in Charlotte, North Carolina (materials handling), Novosibirsk and Durban (equipment) and four flagship motor outlets in South Africa.

We have set ambitious growth targets for our divisions over the next four years to 2010. These will not be achieved by organic growth alone, and we will need to seek acquisitions to ensure our growth targets are met. ***Any major acquisitions will be in our core areas of expertise.*** We know where our strengths lie and will certainly not stray far, true to our strategy of focus on the core.

Q: Growth prospects aside, how do you aim to improve your returns?

A: Creating value for shareholders comes through a combination of growing assets and improving returns. Within all of our business units, the CFROI® and now ΔCVA methodology helps to understand which factors to focus on to achieve the required returns for our shareholders. Through this analysis, we fully understand all the earnings drivers in our businesses and have a continuous focus on them.

We have increased our targets for certain financial ratios, in particular returns on net assets and shareholders' funds (see page 3). The balance sheet for our trading businesses is moderately geared and we have the potential to improve the capital efficiency of some of our businesses. We bought back 10.1 million shares this year at a cost of R1.16 billion and maintain an aggressive dividend policy.

Q: Tell us more about your people.

A: Having competitive employees is probably the most important aspect in achieving sustainable returns. The way Barloworld operates has a lot to do with our people ensuring that the principles and ethic of the company are never compromised while at the same time providing customers with the highest quality of service. We recruit carefully because many of those who join us make



Our business is built with a focus on two important features – market leadership and durability.



careers with us. This is not because we pay them more than our competitors, but because we provide an environment in which they can go about their business in a manner that appeals to their sense of principles.

Providing the right environment always increases the discretionary effort that our people are willing to provide, and we have found this to be the case for every employee who shares our overall philosophy on doing business the right way. This approach is managed through a structured company-wide Employee Value Creation programme (see page 66). Its success is evident through the accolades we have received in the Deloitte Best Company to Work For competitions (see page 73). It is also evident in the extra-ordinary number of individual excellence awards we achieve in the annual competitions run by our principals.

It is instructive to reflect that although we have a strong stable leadership team, we are always looking to enhance it and present each leader with new challenges. This year we welcomed back Don Wilson as finance director. Don re-joins us after an eight-year sojourn at a listed paper company and succeeds Clive Thomson who has been appointed CEO of Barloworld Equipment as we say farewell to Lester Day who has retired. Mike Coward has also left our executive team to head the consortium buying the steel tube division which he has headed up for many years.

Q: One of your 10 Pillars talks about a "learning organisation". Can you explain what that means?

A: While there are limited direct synergies between our core businesses, we have found that there are certain basic business principles that are universal. We encourage our people to interact with each other across business lines to stimulate a cross pollination of ideas and experience. We operate two levels of leadership programmes that bring our best people from all divisions together, and use the top people in the organisation to fill positions in all businesses. We actively move people to different businesses to experience new surroundings and to share experiences.

We have also built up a central competence in various supporting functions, particularly information systems, strategic planning and governance related services. Most of our businesses rely heavily on systems to support the level of service we like to provide to our customers, and we have a number of common platforms across the group. We have in a number of situations successfully introduced new technology that was pioneered in one part of the organisation into other businesses, thus improving our customer offerings without incurring any extra cost. An example of this is the Barloworld Black Box (see page 13).

Q. What other issues do you believe require more focus in the company?

A: Three subjects come to mind.

The first is the unacceptable number of our employees who died in the past year in ways that should not have happened.

One of our employees died in an industrial accident. That is totally unacceptable as the provision of a safe working environment inside our facilities is paramount. Ten of our people died in motor vehicle accidents and five were murdered. All of these happened in South Africa where we are victims of the lawlessness and total disregard for human life that is endemic in the country and symptomatic of something rotten at the core of our values. What is particularly galling is that South Africa is the only country in the world (rich or poor) where people are routinely shot dead for a cellphone. To date the response of the authorities to this crisis has been less than adequate. Barloworld is actively supporting the Business Against Crime initiative to improve the situation.

The second is empowerment in South Africa. We are doing well in some areas such as procurement, employment equity and social responsibility and we have solid plans unfolding into action with respect to equity participation at both business unit and the overall company level. It comes partly because we have such a strong executive of committed long-term leaders and consequently natural attrition is very low. Development of talented individuals has been accelerated, but our preference for grooming of internal candidates rather than buying external candidates requires time. We will be looking at this matter in consultation with our stakeholders in 2007.

The third area is the challenge of climate change which is an unfolding global crisis. To play our part in tackling this we will be measuring our carbon footprint in 2007 and, from that platform, launching a number of initiatives to minimise our impact.

Q: What is the overall outlook for Barloworld?

A: In 1934, Benjamin Graham, the father of value investing and the man who most influenced Warren Buffet's investment style, made the following observation about the difference between investment and speculation: "An investment operation is one which, upon thorough analysis, promises safety of principal and a satisfactory return. Operations not meeting these requirements are speculative."

Shareholders of Barloworld own a company that has been in existence since 1902. The company has consistently paid a dividend, in cash or through capitalised shares, every year since listing on the Johannesburg Stock Exchange in 1941.

Over the last seven years we made great strides in aligning the way we measure and remunerate our businesses and people to align our performance with shareholder return expectations and the results speak for themselves. The value of the company doubled between 1999 and 2002, and doubled again between 2002 and 2006.

Our chairman has set us the goal of doubling the value of the company again by 2010. The external forces which impact us are primarily changes in gross fixed capital formation in southern Africa, Iberia and Siberia, as well as the manufacturing economy in the US and Europe. Taking into account both our internal plans and a benign external environment, ***we are already on track to achieve this goal.*** Overall, I can confidently say that we are in good shape and our stakeholders can look forward to many years of consistently satisfactory value creation.

AJ Phillips
Chief executive officer







CLASS ACT: All's well that ends well

Employees give award-winning performances

CEO'S AWARD WINNERS

Barloworld's team are truly stars in their own right. They put on a blockbuster show every day, giving their all to ensure each of our clients is personally looked after. Please join us in our standing ovation...


WILLIAM
SHAKESPEARE'S
THE
MERCHANT
OF VENICE
ONE OF THE BEST PICTURES OF THE YEAR
STARRING
TONY DIGGEDEN • "PANNIE" SOLOMON
DAVID EDWARD PERCIVAL • GAIL LEMMERT

The Merchant of Venice

Our story begins in the streets of Venice. Three merchants approach – voices raised, gesturing animatedly. It is immediately clear that Tony, Pannie and David are discussing business...

Tony Diggeden (General Manager, Barloworld Equipment, Novosibirsk, Siberia) has carved out a space for Barloworld Equipment in Siberia, far from the comforts and amenities of his home, in one of the harshest climates in the world. He joined the Barloworld Equipment team in Novosibirsk in September 2000, moving there permanently to grow and develop the business, build relationships with customers, establish a Barloworld culture, and train employees to ensure a sustainable future for all stakeholders. His achievements to date far exceed these already challenging goals.

Tony was nominated for his role in establishing Barloworld Equipment as the leading Caterpillar dealer in Siberia. Not only did he negotiate and lead the joint venture with Wagner International, but he quickly turned this into a profitable project with huge potential. We thank him for his exceptional contribution to Barloworld.

Johannes 'Pannie' Solomon (Operator Support, PPC Riebeeck, Riebeek, Western Cape, South Africa) has been with PPC Cement for 15 years and has revolutionised numerous processes at the Riebeeck plant, saving time and money, and maximising productivity and efficiency.

Pannie's proactive suggestions and innovative ideas – ranging from modifying the pellet feed process to using a ramp when cleaning the bulldozers – have not only ensured employee safety and maintained environmental standards, but also resulted in massive cost savings for the company.

Highly regarded for his can-do attitude and commitment, Pannie's colleagues fully supported his selection as the PPC representative at the 2006 Barloworld CEO Awards. We applaud his dedication and thank him for the difference he makes at the Riebeeck plant each and every day.

David Percival (Audi New Sales Executive, Barloworld Motor, Cape Town, South Africa) has been Audi South Africa's top national sales executive for the past nine years. His other achievements include being this year's Barloworld Motor CEO Value Based Management Award recipient, receiving a Long Service Award for ten years of dedication and loyalty to Barloworld Motor, and his induction into the Audi South Africa Hall of Fame in 2001. Between 1997 and 2005 David personally sold 1 257 vehicles, generating a total turnover of ZAR298 million and a gross profit of ZAR21.7 million.

David has accomplished all of the above by adopting an exemplary and unique approach to


WILLIAM
SHAKESPEARE'S
2 The Gentlemen from Verona
STARRING
JAUME SORS AND MANEL CAYUELA

Value Based Management and to Barloworld's Ten Pillars for Sustainable Value Creation. His passion for our customers, genuine brand loyalty, financial astuteness, and transactional long-term view are the basis of his unparalleled career. We congratulate him on his exceptional achievements, and thank him for the passion and enthusiasm he has brought to the team.

The merchants are suddenly distracted by a lady on the other side of the street. She moves towards them...

Gail Lemmert (Group Strategist, Group Strategy, Sandton, South Africa) is the winner of the 2006 CEO Award. Gail's broad knowledge of Barloworld's various operations helped lay the building blocks for the establishment of the Global Human Resources Department. She never refuses a challenge and is always busy with a variety of projects. Her involvement in the Leadership Development Programme saw her work tirelessly with both the delegates and the presenters to ensure the project's success. She is also a mentor at the Johannesburg Youth Club, which falls under the auspices of the Barloworld Artswork Mentoring Programme.

As a strategist, Gail has an intimate understanding of both broad strategy and fine detail, and is always available to her staff and colleagues. She goes above and beyond the call of duty, forming outstanding relationships with both employees and clients. We thank Gail for her time and expertise, energy and excellence, and congratulate her on her deserving achievement of this award.

The merchants and lady finish their discussion. They set off again; each going in their own direction. They move with purpose – and the promise of future success...

The Two Gentlemen of Verona

Act 2, Scene 1: We find ourselves in Milan, at the Duke's palace. Jaume and Manel enter the courtyard separately...

Manel Cayuela and **Jaume Sors** (IT and Quality Control specialists, Barloworld Scientific Afora, Spain) were selected to represent Barloworld Scientific at the 2006 CEO Awards.

When Barloworld decided to roll out the EVC (Employee Value Creation) programme to the entire scientific laboratory group, they encountered serious problems in Spain as the training material was only available in English. Despite heavy personal workloads, Manel Cayuela and Jaume Sors volunteered to take on the roles of bilingual trainers and translation consultants.

Through passionate commitment, steadfast determination and a heartfelt belief in the project, Manel and Jaume overcame numerous language and cultural obstacles, and excelled as EVC implementers and trainers. In addition to EVC, Manel and Jaume learnt to deliver Invocom leader and Invocom coach training. All materials were directly translated from English to Spanish and then painstakingly reviewed and edited by Manel and Jaume.

After a gruelling five week process and successfully completing their training, they carried the EVC message back to their colleagues. When staff at Barloworld Finanzauto in Spain expressed an interest in the EVC programme, Manel and Jaume offered to help even at the cost of their personal time in the evenings and on weekends.

Barloworld applauds Manel and Jaume's willingness to go above and beyond the call of duty. We thank them for their professionalism and determination, and the incredible contribution they have made to our EVC and Invocom programmes.

Having discovered Madam Silvia's glove nearby, Jaume and Manel quickly leave the courtyard – determined to reunite her with her lost possession, no matter the time or personal cost...

Measure for Measure

The monastery is quiet in the early hours of the evening. Friar Larry is reading. He looks up at the sound of approaching footsteps. Don and Noble enter...

Larry Hall (General Manager, Barloworld Industrial Distribution, Memphis, TN, United States of America) became the general manager of the Barloworld Truck Centre in Memphis in early 2005, when the branch was running at a loss, the reputation of the branch with both customers and suppliers was poor, and internal theft was rife as employee morale spiralled downward. In less than two years Larry turned the centre around, making it the 'employer of choice' in the Memphis market. It has also experienced a major shift in customer satisfaction levels.

Larry has employed all the principles of VBM and EVC, even though EVC has not been rolled out formally in his branch. He has effectively removed the obstacles that were preventing employees from reaching their full potential and managed to turn a failing business into a thriving one with happy staff and customers. Barloworld thanks him for all he does to increase local confidence in our Industrial Distribution on a daily basis. We look forward to the Barloworld Truck Centre, Memphis, continuing to thrive under his very personal care

Don Cochrane (National Technical Sales Executive, Barloworld Coatings, Sandton, South Africa) has been with Barloworld Plascon South Africa for 38 years. During this time he has developed an unprecedented knowledge and understanding of paint and excelled as a trouble-shooter. He has also developed specialised product solutions for some of the most demanding environments, including South Africa's Koeberg power station and Mossgas.

When Don retired, Barloworld Plascon South Africa was anxious not to lose his accumulated expertise and unique experience. He was asked to develop an Architectural Specification Manual and to try his hand at developing training manuals, a task which had been attempted and aborted by a consultant a year before. Don emerged three months later with what has become recognised as the most comprehensive specification document ever produced in this country. He also developed the Merdon Wheel for the Protective Coating Industry and a series of training manuals for internal sales training purposes, as well as putting together the Architectural Sales Training Manual, the first in a series of training programmes.

Don leaves behind a legacy that will resonate for many years to come. Barloworld Coatings thanks him for his exemplary service and invaluable contribution to our company.


WILLIAM
SHAKESPEARE'S
Measure
FOR
Measure
STARRING
DON COCHRANE
NOBLE DIRANDINGOE
LARRY HALL

Noble Dirandigoe (Packaging/Damages Supervisor, Illovo Contract, Durban Warehouse, South Africa) began his tenure at Barloworld Logistics in 2004. As an operations supervisor in the warehouse, Noble is tasked with managing the receipting of customer returns and in-house operational damages, whilst limiting damage cost. As a key member of the team, Noble makes an integral contribution, and has assisted in realising an improvement of 73% in damage savings.

Noble has also been invaluable in the rollout of the Invocom communication technology as one of the team leaders. He embraced the principles and implemented the process to great effect, and was instrumental in realising key value driver objectives.

Barloworld thanks Noble for his diligence, enthusiasm and commitment. We look forward to his continuing to make us proud in what promises to be a very successful future with the company.

Don and Noble exit the courtyard after greeting the Friar. He puts down his book – and looks towards the setting sun...

LIMITED ASSURANCE REPORT ON SPECIFIC PROCEDURES IN THE SUSTAINABILITY REPORT

For the period 1 October 2005 to 30 September 2006

23 November 2006

The Directors
Barloworld Limited
PO Box 782248
Johannesburg
2000

Dear Sirs

Report of the independent auditors to the directors of Barloworld Limited on limited assurance procedures regarding selected performance indicators published in the sustainability report in Barloworld's annual report for the period 1 October 2005 to 30 September 2006.

Scope

You have requested that we perform limited assurance procedures for selected performance indicators to be published in the sustainability report in Barloworld's annual report for the year ending 30 September 2006. Our limited assurance procedures were conducted with the objective of expressing a conclusion on whether anything came to our attention that causes us to believe the selected performance indicators are not presented fairly. Limited assurance procedures include examining, on a test basis, evidence supporting the selected performance indicators.

The selected performance indicators are as follows:

- Value added statement
- Group CSI spend 2006
- Employee profile
- Lost time injuries and fatalities
- Certified management systems

Methodology

We conducted our audit in accordance with International Standards for Assurance Engagements 3000 (Revised), "Assurance Engagements other than audits or reviews of historical financial information" (ISAE 3000). This standard requires that we plan and perform the procedures to obtain limited assurance that the selected performance indicators are presented fairly in accordance with the criteria set out in the sustainability report.

Considerations and limitations

Non-financial data are subject to more inherent limitations than financial data, given both their nature and the methods used for determining, calculating or estimating such data. We have not undertaken work to confirm that all relevant issues are included, nor have we carried out any work on data reported in respect of future projections and targets.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the selected performance indicators listed above are not presented fairly.

Deloitte & Touche

Deloitte & Touche

Registered Auditors
Per AG Waller
Partner

23 November 2006

Buildings 1 and 2, Deloitte Place, The Woodlands, Woodlands Drive, Woodmead Sandton

National Executive: GG Gelink Chief Executive AE Swiegers Chief Operating Officer GM Pinnock Audit DL Kennedy Tax L Geeringh Consulting MG Crisp Financial Advisory L Bam Strategy CR Beukman Finance TJ Brown Clients & Markets SJC Sibisi Public Sector and Corporate Social Responsibility NT Mtoba Chairman of the Board J Rhynes Deputy Chairman of the Board



A NEW LOOK AT *SUSTAINABILITY*

OVERVIEW. Barloworld's Value Based Management (VBM) approach underlies our fundamental belief that sustainability is an interlinking and intricate web of values, practices, attitudes and relationships. With the introduction of the 10 Pillars of Sustainability (see page 10), we have begun a new phase in assessing our non-financial footprint. This includes the switch to the G3 guidelines of the Global Reporting Initiative (GRI) for reporting on sustainability issues, our intention to analyse our sustainability systems to ensure that these are functional, and a general move to understand in greater detail the key non-financial drivers of Barloworld.

Our commitment to understanding our non-financial footprint is highlighted by the following broad processes on which we will be embarking:

- Presenting a coherent group-wide position on climate change.
- Convening a group-wide debate on the key non-financial drivers of the group and its divisions.
- Linking the group to its divisions in terms of these key non-financial issues. In other words, understanding what issues are important at a group level, and what issues are important at each division. We are encouraging our divisions to determine what these drivers are and in so doing assist the group with formulating a high-level perspective on sustainability.
- Examining the broader socio-economic impacts of our business operations. Although we produce a value add statement, we believe that we need to examine the positive, and negative, implications of our business.



BA, LLB	**PM Surgey**

Peter (51) joined Barloworld from the legal profession in 1983 and worked in human resources and industrial relations until his appointment as managing director of Plascon Inks and Packaging in 1990. In 1992, he became managing director of Plascon and Coatings CEO in 1997. He is a past board and founding member of the Business Against Crime initiative in South Africa and a past president of the NOVA Paint Club, an alliance of international paint manufacturers. He is currently a director of the National Business Initiative and a trustee of the President's Trust and the Duke of Edinburgh Trust. His responsibilities include group risk and sustainability, legal services, Black Economic Empowerment, group pensions and medical aid, corporate social investment and group marketing.

One key principle of sustainability is the adoption of an integrated approach to business operations, rather than making trade-offs between economic performance, environmental stewardship and social responsibility. Sustainability has as its basis the proper management of natural and human resources and the consideration of impacts and costs during the full life cycle of products. To this end the 10 Pillars of Sustainability which, in conjunction with our VBM philosophy, will provide a framework for the sustainable creation of value.

We understand that the setting of targets and measurement of performance in environmental and social terms assists Barloworld in better defining its sustainability goals and provides the basis for the assessment of progress towards meeting those targets. Furthermore, measuring our sustainability performance makes it possible for social and environmental goals to become part of our economic and financial strategies.

Targets that have been set in this report will grow on an annual basis in the coming years. Barloworld's vision and financial strategies will be incomplete if priority is not given to the following areas:

- **Natural resource protection:** We can reduce our consumption of natural resources and in so doing limit the impact of our operations on the environment.
- **Energy:** The excessive use of fossil fuels is a global issue. The optimisation of our current energy consumption and the promotion of increased use of renewable energy sources along our entire value chain will be a further step towards greater environmental custodianship.
- **Climate change:** In actively pursuing our industrial activities, we should not lose sight of the fact that we have a responsibility to make a positive contribution to the slowing down of climate change.

Targets we commit to the following targets:

- The development and implementation of an integrated climate change policy and strategy;
- The determination and minimisation of our carbon footprint;
- Promotion of the use of renewable energy;
- Energy efficiency improvements;
- The monitoring of specific waste and other substances that are especially detrimental to the environment; and
- The reduction of occupational injuries and elimination of fatalities

SUSTAINABILITY STRATEGY. Companies that recognise the value of relationships are companies whose sustainability is safeguarded. The relationships between Barloworld and its stakeholders are sustained through in-depth planning and the development of rigorous relationship management programmes and processes.

Barloworld's sustainability strategy ensures that stakeholder relationships are factored into all aspects of the company's business operations.

Value Based Management. [4.8] VBM was adopted in 1999 as a philosophy for the way we conduct our business. While the principles contained in the VBM doctrine were already well entrenched in the way that Barloworld operates, the VBM framework allowed us to formalise what has essentially always been the "Barloworld Way" of doing business.


Customers
Shareholders
Principals and Suppliers
Community
Employees

Barloworld's direct stakeholder groups are represented by the four points of a pyramid (see above). At its apex are our shareholders. At its base are our customers, our employees, our principals and suppliers. The pyramid is founded on the social and physical environment in which we operate.

VBM is fundamentally different because it requires that we move beyond the traditional approach of trade-offs between stakeholders, and search for solutions which add value for all over time.

The 10 Pillar concept – a platform for VBM. [4.8]
During 2006 we have identified ten key areas – the 10 Pillars of Sustainability (see page 10) – that capture the essence of the VBM philosophy. Experience has taught us that if we apply all pillars successfully to any business it will generally be able to produce sufficient returns to satisfy all stakeholders.

The use of the 10 Pillar concept ensures that the organisation's ambitions to be a good corporate citizen and deliver value are met.

The pillars focus on:

- sustainable growth of the company and its earnings; and
- sustainable relationships with all stakeholders, including the environment.

Non-financial risks and opportunities. [1.2]
Environmental and social issues pose strategic risks and opportunities for businesses. Through our VBM philosophy, we are committed to integrating financial and non-financial aspects of business to create sustainable value, for the organisation and all stakeholders.

Through our formalised risk management process, we identify potential non-financial risks and opportunities, and manage these on an ongoing basis.

Sustainability reporting in terms of the Global Reporting Initiative (GRI). [3.12] This report is guided by the third generation sustainability reporting framework developed by the Global Reporting Initiative (GRI) and referred to as G3. From the previous GRI reporting framework, the changes reflected in G3 are predominantly aimed at increasing the comprehensibility of the guidelines, and the comparability of annual reports.

Through the improved G3 framework we believe that our reporting practices promote transparency, enhance the clarity and credibility of our communication with our stakeholders, facilitate comparisons across various organisations throughout the world and address issues that concern stakeholders.

GRI application levels



Report
Application level
C
C+
B
B+
A
A+
Standard Disclosures
G3 Profile Disclosures
OUTPUT
Report on:
1.1
1.2 - 2.10
3.1 - 3.8, 3.10 - 3.12
4.1 - 4.4, 4.14 - 4.15
Report on all criteria listed for Level C plus:
1.2
2.9, 3.13
4.5 - 4.13, 4.16 - 4.17
Same as requirement for Level B
G3 Management Approach Disclosures
OUTPUT
Not required
Management Approach Disclosures for each indicator category
Management Approach disclosed for each indicator category
G3 Performance Indicators and Sector Supplement Performance Indicators
OUTPUT
Report on a minimum of 10 Performance Indicators, including at least one from each of: social, economic and environment
Report on a minimum of 20 Performance Indicators, at least one from each of: economic, environment, human rights, labour, society and product responsibility
Respond on each core G3 and Sector Supplement* indicator with due regard to the materiality Principle by either, a) reporting on the indicator, or b) explaining the reason for its omission
Report externally assured
Report externally assured
Report externally assured

* *Sector supplement in the final version*

This report has been prepared with reference to the Global Reporting Initiative (G3) guidelines. A content list is available on page 282.

Sections 1.1 – 1.2, 2.1 – 2.10, 3.1 – 3.4, 3.6 – 3.8, 3.10 – 3.12, 3.13, 4.1 – 4.4, 4.5 – 4.9 and 4.14 – 4.17 have been addressed; please refer to the GRI table for page references.

Given the diverse nature of Barloworld, materiality, prioritisation and stakeholders were identified on an issue basis. The organisation included principles on defining report content according to materiality to the various divisions, their stakeholders and the group as a whole. [3.5]

Assumptions and calculations made concerning various data have been discussed with the reporting of that particular data. This report contains calculations for various parameters for the first time. These processes will be refined and improved over the next few years. [3.9]

We are, therefore, rating ourselves at a B level since we have reported on many of the performance indicators including at least one from each section and have made a number of management disclosures in terms of these indicators.

VALUE ADDED STATEMENT [EC1]

for the year ended 30 September

A measure of the value created by the group is the amount of value added by its diverse manufacturing, distribution and other activities to the cost of raw materials, products and services purchased. This statement shows the total value created and how it was distributed.

	2006 Rm	%	2005† Rm	%	2004† Rm	%
Revenue from continuing operations	**42 693**		37 696		34 839	
Revenue from discontinued operations	**1 775**		1 590		1 722	
Paid to suppliers for materials and services	**30 977**		27 377		26 007	
Value added	**13 491**		11 909		10 554	
Income from investments*	**294**		247		295	
Total value created	**13 785**		12 156		10 849	
Value distribution						
Employees (note 1)	**6 941**	50	6 450	53	6 009	55
Capital providers	**1 925**	14	1 663	14	1 347	12
Finance costs	**630**		463		476	
Dividends to Barloworld Limited shareholders	**995**		823		626	
Dividends to minority shareholders in subsidiaries	**300**		374		246	
Government (note 2)	**1 610**	12	1 161	10	1 059	10
Communities (corporate social investment)	**17**		21		14	
Reinvested in the group to maintain and develop operations	**3 292**	24	2 861	23	2 420	23
Depreciation	**1 930**		1 826		1 534	
Retained profit	**1 307**		951		810	
Deferred taxation	**55**		84		76	
	13 785	100	12 156	100	10 849	100
Value added ratios						
Number of employees (30 September)	**25 716**		25 963		25 233	
Revenue per employee (Rand)#	**1 717 608**		1 534 729		1 523 946	
Value created per employee (Rand)#	**532 455**		474 881		452 211	
Corporate social investment – % of profit after tax	**0.6**		1.0		0.9	
Notes						
1. Employees						
Salaries, wages, overtime payments, commissions, bonuses and allowances^	**6 068**		5 486		4 859	
Employer contributions+	**873**		964		1 150	
	6 941		6 450		6 009	
2. Central and local government						
Current taxation	**1 345**		961		828	
Regional Service Council levies	**63**		54		39	
Rates and taxes paid to local authorities	**77**		67		62	
Customs duties, import surcharges and excise taxes	**111**		63		122	
Skills Development Levy	**16**		18		13	
Cash grants and cash subsidies granted by the government	**(2)**		(2)		(5)	
	1 610		1 161		1 059	

† *Restated – refer note 33*
* *Includes interest received, dividend income and share of associate companies' and joint ventures' retained profit*
\# *Based on average number of employees*
^ *Represents the gross amounts paid to employees including taxes payable by the employees* [EC3]
\+ *In respect of pension funds, retirement annuities, provident funds, medical aid and insurance*

Value distribution 2006 (2005)



23.9% (23.5%)
0.1% (0.2%)
11.7% (9.6%)
14% (13.7%)
50.4% (53.1%)
Employees
Capital providers
Government
Communities
Retained for growth

Barloworld businesses did not invest in any non-core infrastructure outside our main business activities during the year under review. [EC8]

Our intention is to give readers of this report a clearer understanding of our operations, the factors that drive them and the impact that they have on the economic, social and physical environments in which we conduct our business.

Improving our reporting of non-financial performance. Part of creating value involves having adequate measurement and reporting processes. This is imperative in terms of measuring and monitoring the performance of the organisation. The G3, which guides the company's reporting, addresses measurement of both financial and non-financial aspects of business.

At a strategic level, the board, through its risk and sustainability committee, is responsible for governing non-financial performance and approving all policies relating to sustainability. These structures are guided by our VBM model. Economic reporting, including cash value added, is integrated into our global reporting system using standardised monthly processes undertaken across all business units and consolidated centrally.

Quality and environmental performance is managed across the group by way of the ISO 9001 and ISO 14001 management systems. The backbone of our environmental approach is the group's environmental policy (see page 96), while formalised health and safety management systems are in place at all operations.

Employee issues are monitored through communication forums, and influenced by staff climate surveys, skills development, retention and productivity ratios and other relevant statistics, which are reviewed internally, and also against external benchmarks and standards.

Across our business units, a balanced scorecard approach to employee performance measurement is generally used. Its implementation is tailored to the requirements of differing geographies and businesses.

Community issues include the management of country-specific issues such as employment equity and Broad-Based Black Economic Empowerment (BBBEE) in South Africa, as well as a focused corporate social investment (CSI) programme.

Barloworld is beginning a process of re-evaluating its non-financial systems. This includes initiating monthly data collection processes which support the G3 reporting framework. For some years the company has committed to providing data that reflects the key non-financial aspects of its business, and reporting on these in a meaningful and responsible way.

Barloworld distributes a G3-compatible questionnaire to each of its divisions on an annual basis. [3.3] The quantitative and qualitative data collected in this process is a key ingredient in determining the report content.

For this report, key social, environmental and economic aspects were determined through consultation at divisional and head office levels. Barloworld recognises that, as a result of its diverse holdings, the suite of non-financial issues faced will be different across the group. The company believes that these issues should be determined through a process of consultation internally and externally. Furthermore, this report contains key non-financial data from each of the divisions thereby permitting the reader to understand these issues at a divisional, as well as at a group level.

BEE policy. In November 2004 Barloworld established a formal BEE policy. This policy is translated into shorter term objectives aligned to Barloworld's five-year strategic planning horizon. These are reviewed on an annual basis. Our BEE policy is expanded in further detail on page 81.

A committee of the board comprising the CEO and four independent non-executive directors has been constituted and will be making recommendations to the board regarding developments in accordance with our BEE policy.

Ethics. The Barloworld Way of doing business has been built on strong values and all employees follow strict adherence to our ethical code. This has resulted in our ability to maintain long-term relationships with all of our stakeholders, ensuring a stable and sustainable business model. This is a well recognised strength of Barloworld businesses.

Anyone dealing with any business unit in the Barloworld group can be assured the highest level of attention in an ethical manner and consistent with the values that can be summed up in one sentence: "Our word is our bond":

Code of Ethics. [SO2, SO3, SO4] Our Code of Ethics has five powerful elements:

- Obey the law
- Respect others
- Be fair
- Be honest
- Protect the environment

The Barloworld Ethics Line was introduced in South Africa in 2002. It is an independent and confidential system by which employees or others can report unethical or risky behaviour. Such reports can be submitted to:

Postal address: Barloworld Ethics Line, c/o Tip-offs Anonymous, Free Post DN298, Umhlanga Rocks, KwaZulu-Natal, 4320, South Africa
Telephone South Africa 0800 203 242
Telefax South Africa 0800 007 788

Barloworld Ethics Line is outsourced to Tip-Offs Anonymous, which is an independent body within Deloitte & Touche, our external financial auditors.

It has also been implemented in our international businesses.

- In place using service provider called Ethics Point: Industrial Distribution UK and Europe, Scientific, Barloworld PLC, Equipment UK
- In place using Deloitte Australia: Coatings Australia
- Plans in place to implement in 2007 in Motor Australia and Avis Scandinavia

Barloworld ethics line – call statistics

	2005	**2006**
Total number of calls	304	**393**
Total number of reports	70	**129**

During 2006, the Ethics Line was implemented globally in the scientific, industrial distribution and Coatings Australia divisions. During the 2007 financial year it will be implemented in Motor Australia and Scandinavia.

This provides an opportunity to anyone wishing to report unethical activities or dishonest behaviour that affects the Barloworld group. Total anonymity, if desired, is assured.

The Code of Ethics is enforced with appropriate discipline on a consistent basis and action is taken to prevent a re-occurrence of an offense.

We have a policy of zero tolerance on bribery and corruption. Any employee found guilty of fraud, bribery or corruption is dismissed from the company's employ. [SO2]

GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS. The company, since its foundation in 1902, has carried out its business based on high ethical standards and principles of corporate governance.

The company's corporate governance system is a keystone of the company's primary objective to create value for all its stakeholders.

Barloworld is incorporated in South Africa [2.6, 4.12] under the provisions of the Companies Act, 1973, as amended (Companies Act). It is listed on the JSE Limited, and subscribes unreservedly to the principles contained in the Code of Corporate Practices and Conduct recommended by the King II Report on Corporate Governance for South Africa published in March 2002. The company complies fully with the spirit and form of the continuing obligations of the Listings Requirements of the JSE Limited.

The company maintains a secondary listing on the London Stock Exchange and other European bourses. Accordingly, the company has taken cognisance of the Combined Code of Principles of Good Governance and Code of Best Practice applicable to companies that maintain a listing on the London Stock Exchange. Where the relevant provision of the Combined Code is an indicator of best practice, the company has taken note of the recommendations.

Barloworld is not registered with the Securities and Exchange Commission in the United States and has unsponsored Level 1 American Depository Receipts. Accordingly, the Sarbanes-Oxley Act of 2002 does not apply to it. The principles of that Act have, however, been taken into account in formulating the company's corporate and risk management practices.

The board of directors places strong emphasis on achieving the highest standards of financial management, accounting and reporting. The financial statements are prepared in accordance with International Financial Reporting Standards. Regarding non-financial aspects, the company has adopted the Global Reporting Initiative's (GRI) Sustainability Reporting guidelines on economic, environmental and social performance.

The company's corporate governance systems are continually evolving to meet the needs and expectations of stakeholders.

In the year under review:

- A formal board evaluation exercise was performed
- Another independent non-executive director was appointed
- Divisional senior management attended a directors' development programme facilitated by the Institute of Directors in Southern Africa

AWARD WINNING REPORTING [2.10]

Our 2005 annual report was ranked winner: Industrial and Manufacturing in the SA Annual Reports Awards sponsored by the JSE Limited and the SA Institute of Chartered Secretaries and Administrators, fifth in the Ernst & Young Excellence in Corporate Reporting awards. We were also placed ninth in the inaugural Accountability Rating: South Africa.

THE BOARD. The general powers of the directors are set out in the company's articles of association. They have further unspecified powers and authority in respect of matters which may be exercised and dealt with by the company, which are not expressly reserved to the members of the company in general meeting.

The board charter. The main responsibilities of the board as set out in the board charter are as follows:

- Approval of the strategic plan and the annual business plan, the setting of objectives and the review of key risks and performance areas
- Monitoring the implementation of board plans and strategies against a background of economic, environmental and social issues relevant to the company and international political and economic affairs, as well as the mitigation of risks by management
- Appointment of the chief executive officer and maintenance of a succession plan
- The appointment of directors, subject to election by the members in general meeting
- Determination of overall policies and processes to ensure the integrity of the company's management of risk and internal control.

The charter expresses the board's philosophy regarding customer satisfaction, quality and safety of products and services; optimising the use of assets and maximising employees' productivity; respect for human dignity and observance of fundamental human rights; national and international corporate citizenship, including sound relationships with regulatory authorities.

Whilst retaining overall accountability and subject to matters reserved to itself, the board has delegated to the chief executive officer and other executive directors authority to run the day-to-day affairs of the company.

Composition of the board. Considerable thought has been given to board balance and composition and collectively the board believes that the current mix of knowledge, skill and experience meet the present requirements to lead the company effectively. The selection and nomination of directors takes place according to well defined procedures to ensure professional qualification and business experience required to meet the company's objectives. The non-executive directors are considered to have the skill and experience to bring balanced and independent judgement to bear on company business.


CATERPILLAR
789C
CAT

C

THE PARTNERSHIP JUST GOT SMARTER

Assmang Limited pins much of the future success of its new Khumani iron ore mine in the Northern Cape province on long-term partnerships that bring cost efficient, productive solutions to the venture.

They chose Barloworld to partner them in a contract worth around R90 million for mining equipment and further agreements for mining technology and Caterpillar oils. The selection, according to Freddie Human, Assmang's project manager for Khumani mine, was both a strategic and an engineering one.

Barloworld Equipment has supplied equipment to Assmang at Beeshoek for about 12 years. The success of this relationship has been a crucial factor in the Khumani decision. Human says there were also other elements to the decision. "At feasibility stage we needed input from potential suppliers and Barloworld Equipment was forthcoming with all the information we needed," he says. "This is an exceptionally harsh and abrasive mining environment, so it is crucial to use the most hardy machines and to support them with excellent condition monitoring and training."

Other contributing factors were the availability of the Caterpillar machines required to meet start-up times and the fact that simulator training modules on Caterpillar machines was the most comprehensive available.

Barloworld's Operator Academy, the only facility of its kind to offer operator training that is accredited nationally by the Construction Education and Training Authority (CETA), will also play a role in getting operators at Khumani up to speed now and in the future.

The full Caterpillar MineStar suite of integrated mining information systems will be employed on Khumani's mining fleet in a first for a South African mine. The suite includes MineStar Fleet Commander, MineStar Machine Health, MineStar Infrastructure, MineStar Machine tracking, MineStar Office and MineStar Production.

The board at a glance	Year appointed	Age	Board committees				
			Audit	General purposes	Nomination	Re-muneration	Risk and sus-tainability
Independent directors							
WAM Clewlow (chairman)	1983	70		Chairman	Chairman	Chairman	
SAM Baqwa	2005	55					
MJ Levett	1985	67	Member	Member	Member	Member	
S Mkhabela	2006	50					
DB Ntsebeza	1999	56			Member		
SB Pfeiffer	2001	59		Member	Member	Member	
G Rodriguez de Castro	2004	64					
EP Theron	1995	65	Member	Member	Member	Member	
RC Tomkinson	2001	65	Chairman	Member	Member	Member	
Executive directors							
AJ Phillips (chief executive officer)	1995	60		Member			Member
PJ Blackbeard	2004	49					Member
MD Coward	1995	53					Member
LS Day	1998	59					Member
BP Diamond	2001	55					Member
JE Gomersall	1989	60					Member
AJ Lamprecht	1993	54					Member
M Laubscher	2005	46					Member
PM Surgey	1995	51					Chairman
CB Thomson	2003	40					Member
DG Wilson	2006	49					Member

4.1, 4.2, 4.9

FOR MORE INFORMATION ON THE BOARD

A full CV appears with a photograph of each of our directors throughout this report. There is also the board at a glance on page 11. Full CVs of the directors appear on pages 16, 23, 35, 46, 48, 103, 113, 121, 131, 137, 145, 149 and 152

For the greater portion of the year under review, the board was made up of ten executive and nine independent non-executive directors, including the chairman of the board. Mr DG Wilson was appointed to the board on 29 September 2006 as an executive director. The board is currently looking to appoint additional independent non-executive directors to provide diversity and complement existing non-executive strengths and experience.

Appointments to the board. [4.3, 4.7] Any new appointment of a director is considered by the board as a whole, on the recommendation of the nomination committee. The selection process involves consideration of the existing balance of skills and experience and a continuous process of assessing the needs of the company. Other significant personal and/or business attributes of potential candidates for appointment are considered by the nomination committee as part of the selection process and are disclosed to the board. Non-executive directors are also required to advise the board of any subsequent changes to or additional commitments from time to time. These changes must have the chairman's approval if material.

Ms S Mkhabela was appointed to the board as an independent non-executive director on 27 January 2006 and Mr DG Wilson, appointed on 29 September 2006 to the board, succeeds as finance director Mr CB Thomson who will assume other executive functions.

The company secretary arranges an appropriate induction programme for new directors. This includes an explanation of their fiduciary duties and responsibilities and arranging visits to operations, where discussions with management facilitate an understanding of the company's affairs and operations.

During the year under review, among the more important site visits organised for members of the board, were the PPC cement factory at Dwaalboom and the Barloworld Truck Center and Barloworld Handling facilities in Little Rock in the USA. The directors gained first-hand knowledge of these operations, results and prospects as explained by their respective executive management.

In certain circumstances, it may become necessary for a non-executive or independent director to obtain independent professional advice in order to act in the best interests of the company. Such a director also has unrestricted access to the chairman, executive directors and the company secretary. Where a non-executive or independent director takes reasonable action and costs are incurred, these are borne by the company.

The board considers all the non-executive directors to be independent. [4.1, 4.6] Mr LS Day will retire at the end of November 2006 as CEO of Barloworld Equipment. Mr MD Coward will resign from the board to lead a management buyout of the steel tube business. Mr SB Pfeiffer is considered as independent notwithstanding the fact that he is a partner of a law firm in the United States that provides advice to the company from time to time. After due consideration, the board has concluded that the extent of the services provided by Mr Pfeiffer to the company is not material. Mr Pfeiffer's law firm has confirmed that fees received from the company for services rendered are not material. Upon evaluation of all relevant factors, the board, therefore, considers that Mr Pfeiffer is independent. The nomination committee regularly reviews the independent status of all non-executive directors. Sound international principles of corporate governance including an appropriate definition of what constitutes an independent director are adopted with regard to what is considered to be best practice.

Retirement of directors. Executive directors, in accordance with the articles of association of the company, retire from the board at 63 years of age whilst non-executive directors by convention retire at the annual general meeting immediately following the director's 70th birthday.

Prof L Tager, a long-standing and dedicated member of the board stepped down on 26 January 2006.

In terms of the company's articles of association, at every annual general meeting, at least one-third of the directors retire from the board. According to the Companies Act, a director appointed by the board to fill a vacant seat must retire from that office at the next annual general meeting. Directors retiring in this manner may offer themselves for re-election, subject to recommendation by the nomination committee.

Board meetings. Board meetings are convened by formal notice incorporating a detailed agenda together with relevant written proposals and reports. Information is distributed in a timely manner prior to board meetings, to facilitate adequate preparation for thorough discussion at these meetings. A number of decisions were taken between board meetings by written resolution in accordance with the company's articles of association.



INTERNATIONALLY BASED INDEPENDENT DIRECTORS.
LEFT TO RIGHT: RC TOMKINSON, MJ LEVETT, SB PFEIFFER, G RODRIGUEZ DE CASTRO

MA, FCA, FCT	RC TOMKINSON *(BRITISH)*

Robert (65) has been a non-executive director of Barloworld since 2001. He was group finance director of Electrocomponents plc, the major electronic and electrical distribution group, from 1986 until his retirement in 1997. Prior to that he was group finance director of Automotive Products plc. His earlier career was spent in the energy industries and merchant banking. Since 1997 he has been chairman or on the board of a number of companies. He is currently a non-executive director of UGC Limited (The Unipart Group of Companies).

BA, MA (Oxon), JD (Yale)	SB PFEIFFER *(AMERICAN)*

Steve (59) is partner of Fulbright and Jaworski LLP, a US-based international law firm he joined in 1976, and currently serves as the elected chair of the executive committee of that firm. He is a non-executive director of Iridium Holdings LLC, chairman emeritus of Wesleyan University in Middletown, Connecticut, USA, a trustee of The Africa-America Institute in New York and a director of Project HOPE in Washington, DC. He has had a number of articles published on a range of business-related and legal topics, is prominent in civic and professional organisations, and served in the US Navy, from where he retired as commander, US Naval Reserve.

BCom, DEcon Sc (hc), FIA, FFA, FASSA	MJ LEVETT

Mike (67) is chairman of the Old Mutual South African Growth Assets Fund Limited and director of the Old Mutual South Africa Trust plc. He was appointed to the Barloworld board in 1985. He retired as chief executive of Old Mutual plc in 2001, and as chairman in 2005. He was Chairman of Mutual & Federal Insurance Co. Limited, and director of SABMiller plc, of Sasol Limited and of Nedbank Limited. Mike is an actuary, and a fellow of the College of Medicine (hc). He is a trustee of the Nelson Mandela Children's Fund, The College of Medicine Foundation and the World Wide Fund for Nature (South Africa).

	G RODRIGUEZ DE CASTRO *(SPANISH)*

Gonzalo (64) studied at the School of Industrial Engineering in Madrid. In 1989, he was appointed as CEO of the Madrid Stock Exchange and led the modernisation of the exchange over the next three years. He served as chairman of Euroquote in Brussels, the first attempt by the Federation of European Stock Exchanges to create a central European stock exchange. For the past decade he has worked as an IT consultant for clients in service industries. Gonzalo has been a non-executive director of Barloworld's Spanish equipment business since 1995.

Where directors are based in countries other than where a meeting is held and are not able to attend, video and tele-conferencing facilities allow them to participate in the debate and conclusions reached or resolutions taken.

Eighteen meetings of the executive directors and senior management were held during the period under review, in order to assist the chief executive officer to guide and control the overall direction of the business of the company, monitor business performance and to act as a medium of communication and coordination between business units, group companies and the board.

Board attendance. The board schedules a minimum of six meetings a year. During the year under review, three meetings were held in South Africa, two in the United Kingdom and one in the United States of America. Attendance at these meetings is shown below.

Name of director	Date Venue	14/11/2005 SA	26/01/2006 SA	31/03/2006 USA	11/05/2006 SA	14/07/2006 UK	29/09/2006 UK
SAM Baqwa		✔	✔	✔	✔	✔	✔
PJ Blackbeard		✔	✔	✔	✔	✔	✔
WAM Clewlow		✔	✔	✔	✔	✔	✔
LS Day		✔	✔	✔	✔	✔	✔
MD Coward		✔	✔	✔	✔	✔	✔
BP Diamond		✔	✔	✔	✔	✔	✔
JE Gomersall		✔	✔	✔	✔	✔	✔
M Laubscher		✔	✔	✔	✔	✔	✔
AJ Lamprecht		✔	✔	✔	✔	✔	✔
MJ Levett		✔	✔	✔	✔	✔	✔
S Mkhabela		N/A	#	✔	✔	✔	✔
DB Ntsebeza		✔	✔	✔	✔	✔	✔
SB Pfeiffer		✔	✔	✔	✔	✔	✔
AJ Phillips		✔	✔	✔	✔	✔	✔
G Rodriguez de Castro		✔	✔	✔	✔	✔	✔
PM Surgey		✔	✔	✔	✔	✔	✔
LA Tager		✔	✔	N/A	N/A	N/A	N/A
EP Theron		✔	✔	✔	✔	✔	✔
CB Thomson		✔	✔	✔	✔	✔	✔
RC Tomkinson		✔	✔	✔	✔	✔	✔
DG Wilson		N/A	N/A	N/A	N/A	N/A	#

 # By invitation



SOUTH AFRICAN-BASED INDEPENDENT DIRECTORS
LEFT TO RIGHT: SAM BAQWA, DB NTSEBEZA, EP THERON, S MKHABELA

BJuris, LLB, MBA, DTech (hc)	SAM BAQWA

Selby (55) was admitted as an attorney of the Supreme Court of South Africa in 1976 and practiced as such until 1988 (commercial, civil and criminal practice). In 1988 he was called to the Bar and practiced as an advocate until 1995 when he was appointed as the Public Protector of the Republic of South Africa.He is group executive head: governance and compliance at Nedbank Group Limited and a member of the executive committee of Nedbank Limited.

LLB, BProc, BA, LLM (International Law)	DB NTSEBEZA

Dumisa (55), completed his studies for a law degree while serving a long prison term for political activism in the mid-70s. He was admitted as an attorney in 1984. In 1995 he served as one of the commissioners on the Truth and Reconciliation Commission. While still an attorney, he was appointed acting judge of the High Court of South Africa. In March 2000, he entered the Bar and has worked in private practice in Cape Town as an advocate since July 2000. In 2004, he served as a commissioner on the UN International Commission of Inquiry which investigated violations of international human rights and humanitarian law in Darfur, Sudan. During 2005, Ntsebeza took silk, and on being appointed as Senior Counsel (SC) by the State President in November 2005, he became the first African advocate, in the entire history of the Cape Bar, to be conferred the status of silk.

BCom, LLB, FIBSA	EP THERON

Eddie (65) played a major role in banking in South Africa during his career. He was one of five executives involved in the formation of Standard Merchant Bank and retired as group chief executive of Standard Bank Investment Corporation Limited in 1995, following which he was appointed as a non-executive director. He was appointed to the Barloworld board in 1996 and also holds a non-executive directorship on the board of Pretoria Portland Cement Company Limited.

Dip Business Management (Wits)	S MKHABELA

Bongi (50) was appointed to the Barloworld Limited board on 27 January 2006. In 1991 she graduated (Social Work, Honours) at the University of Zululand. She assisted the head of UNDP to establish a presence in South Africa and to develop its programmes and she served as director for Programmes and projects at the office of the then Deputy President Thabo Mbeki and on several international and national NGO boards and committees. She currently serves on Stanlib board and on Deloittes Best Company to Work for programme.

Chairman and chief executive officer. [4.2] No individual has unfettered powers of decision-making. Responsibility for running the board and executive responsibility for conduct of the business are differentiated. Accordingly, the roles of the chairman of the board and of the chief executive officer are separate.

Assessing the performance of board members. [4.8] Annually, the general purposes committee appraises the performance of the chairman of the board, the chief executive officer and the board as a whole. The chairman and the chief executive officer do not participate in discussions regarding their own performance.

Evaluation of effectiveness of the board. [4.9] During the year under review, a formal self-evaluation of the board's performance and effectiveness was carried out. This exercise was conducted by means of individual questionnaires prepared separately by the chairman of the board and the company secretary and completed individually by each member of the board. All responses were treated confidentially. The company secretary collated the results of both questionnaires and reported the findings to the chairman. The chairman advised the board of the results. The chairman's own findings as to the board's performance and effectiveness were similar to the overall results produced by the individual responses submitted to the company secretary.

The exercise demonstrated a unity of purpose on the part of the members to ensure that the board remains effective and relevant to the business objectives of the company. Whilst recognising the progress made, the board will continue to strive to adopt measures which will enhance the effectiveness of its function.

Company secretary. The company secretary provides the board as a whole and directors individually with guidance on the discharge of their responsibilities. He is also a central source of information and advice to the board and within the company on matters of ethics and good corporate governance. Appointment and removal of the company secretary are matters for the board as a whole. The company secretary maintains and regularly updates a corporate governance manual, copies of which are distributed to all newly-appointed directors and divisional senior managers.

The company secretary ensures that in accordance with the pertinent laws, the proceedings and affairs of the board and its members, the company itself and, where appropriate, the owners of securities in the company, are properly administered.

The company secretary ensures compliance with the rules and Listings Requirements of the JSE Limited and where appropriate other stock exchanges on which the company's securities are listed. The company secretary also assists in developing the annual board plan, administers the share option scheme and complies with the statutory requirements of the company and its subsidiaries in South Africa. All directors have access to the advice and services of the company secretary relative to the affairs of the company and their roles and responsibilities.

Together with the chairman, the company secretary is involved in ensuring good information flows within the board and its committees and between senior management and the non-executive directors.

Directors and officers of the company keep the company secretary advised of all their dealings in securities of the company according to well defined rules and procedures, and a report is tabled at the board meeting following any such dealings.



SOCCER TEAMS FOLLOW SUBSTITUTE FOR EMPLOYEE FORUMS

E

The 2006 Barloworld Equipment inter-company soccer tournament is attracting a lot of interest, judging by the many spectators attending the games. There was a record entry of 12 teams this year. The difference this year is that the tournament has been linked to the divisions EVC programme, with soccer teams substituting for employee forums.

This creative way of stimulating employee communication has been a great success. This is just one example of how different divisions have embraced the Employee Value Creation programme and given it their own unique flavour.

The overall winners of the tournament were the CAT Rental Store soccer team, seen pictured above. But whatever the outcome, teamwork makes us all winners.

BOARD COMMITTEES. [4.1] The board has six subcommittees which have been established to assist the board in discharging its responsibilities. These committees listed hereunder play an important role in enhancing good corporate governance, improving internal controls and, thus, the performance of the company:

- Audit
- General purposes
- Nomination
- Empowerment and transformation
- Remuneration
- Risk and sustainability

Each board committee acts according to their written terms of reference approved by the board. They set out its purpose, membership requirements, duties and reporting procedures. Board committees may take independent professional advice at the company's expense. The committees are subject to regular evaluation by the board in regard to performance and effectiveness.

Chairmen of the board committees and the external audit partner of the auditors of the company are required to attend annual general meetings to answer any questions raised by shareholders.

AUDIT COMMITTEE. [4.1] The audit committee, which is required to have a minimum of three members, comprises Messrs RC Tomkinson (chairman), MJ Levett, and EP Theron, all of whom are independent directors. The quorum for a meeting is two members, personally present throughout the meeting. A member of the committee has one vote. The chairman has no casting vote. The chairman of the company is not a member of the committee.

The audit committee's terms of reference include *inter alia*:

- Considering the independence of the external auditors and making recommendations to the board on the appointment or dismissal of the external auditors

- Being responsible for recommending to the board the engagement of the external auditors and the determination of the terms, nature, objectives and scope of the audit
- Evaluating the independence, effectiveness and performance of the external auditors
- Considering and reviewing the reliability and accuracy of financial information and appropriateness of accounting policies and disclosure practices
- Examining and reviewing the interim report, final profit statement, annual financial statements, prospectus or any other documentation to be published by the company
- Reviewing compliance with applicable laws, best corporate governance practices, accounting standards and regulatory requirements
- Reviewing the effectiveness of the group risk assessment process, adequacy of accounting records and internal control systems
- Monitoring and supervising the functioning and performance of internal audit.

The board places strong emphasis on maintaining appropriate systems of internal control. An internal control scoreboard is tabled and reported to the audit committee for each business operation biannually. All significant deviations from laid out internal control policies and procedures are also reported. The audit committee assists the board in its deliberations regarding the company's continuing viability as a going concern.

The chairman of the committee reports to the board on the activities and recommendations made by the committee.

The finance director, group general manager: finance, head of internal audit and the external audit partner attend all meetings. They have, *inter alia*, unrestricted access to the chairman and other members of the committee. The finance director and any other executives may, at the discretion of the chairman of the committee, be invited to attend and be heard. No attendee has voting rights.

Each year the committee makes an assessment of the qualifications, expertise, resources and independence of the company's auditors. This assessment is based upon reports produced by the auditors, the committee's own dealings with the auditors and feedback from the executive team.

The independence and objectivity of the auditors is regularly considered by the committee.

The terms of reference of the committee were reviewed during the year.

The board has determined that the audit committee has fulfilled its responsibilities for the year under review in compliance with its terms of reference.

Attendance at meetings	Date Venue	13/11/2005 SA	25/01/2006 SA	30/03/2006 USA	10/05/2006 SA	13/07/2006 UK	28/09/2006 UK
RC Tomkinson (chairman)		✔	✔	✔	✔	✔	✔
MJ Levett		✔	✔	✔	✔	✔	✔
EP Theron		✔	✔	✔	✔	✔	✔

Fees for non-audit services and partner rotation. The audit committee has *inter alia* adopted the following policy in regard to the provision by the external auditors of any non-audit services:

- Non-audit services will not be obtained where the provision of such services could impair audit independence
- Total annual fees for non-audit services in any financial year shall not exceed the total audit fee for that year unless any excess is justified and approved by the chairman of the audit committee in consultation with the members of the committee, if necessary.

In terms of the company's approval framework, certain threshold levels for fees payable in respect of consulting work to be performed by the external auditors, require advance approval by the audit committee.

The external audit partner responsible for the audit of the annual financial statements was required to retire from the appointment after the conclusion of the 2005 financial year. The audit committee has taken cognisance of the South African Companies Act Amendment Bill which stipulates that an external audit partner of public interest companies may not be appointed for more than five consecutive years. The current external audit partner will be completing the first year of this term after a comprehensive hand over process conducted during the 2005 financial year.

GENERAL PURPOSES COMMITTEE. [4.1] The general purposes committee is required to have a minimum number of three members, the majority of whom must be independent. A quorum for a meeting is two members present in person throughout the meeting, one of whom must be independent. Each member has one vote and the chairman has no casting vote.

The chief executive officer is currently the only executive member of the committee, which comprises Messrs WAM Clewlow (chairman), MJ Levett, SB Pfeiffer, AJ Phillips, EP Theron, RC Tomkinson.

Attendance at meetings	Date Venue	13/11/2005 SA	25/01/2006 SA	30/03/2006 USA	10/05/2006 SA	13/07/2006 UK	28/09/2006 UK
WAM Clewlow (chairman)		✔	✔	✔	✘	✔	✔
MJ Levett		✔	✔	✔	✔	✔	✔
SB Pfeiffer		✔	✔	✔	✔	✔	✔
AJ Phillips		✔	✔	✔	✔	✔	✔
EP Theron		✔	✔	✔	✔	✔	✔
RC Tomkinson		✔	✔	✔	✔	✔	✔

The committee's role is to consider issues of significance to the company. It advises the board on matters having local and international political, economic and social implications regarding the affairs and business of the company. Progress in regard to the strategic plan is reviewed and recommendations regarding any adjustments to it are submitted to the board for approval. The committee ensures that material matters such as acquisitions and disposals, which require the attention of the board, are timeously submitted for consideration.

The terms of reference of the committee were reviewed during the year.

The board has determined that the general purposes committee has satisfied its responsibilities for the year under review in compliance with its terms of reference.

NOMINATION COMMITTEE. [4.1] The nomination committee, which must have a minimum of three members consists exclusively of independent directors and comprises Messrs WAM Clewlow (chairman), MJ Levett, DB Ntsebeza, SB Pfeiffer, EP Theron, RC Tomkinson. A quorum for a meeting is two members present in person throughout the meeting. Each member has one vote and the chairman has no casting vote. The chief executive officer is entitled to attend meetings, but has no voting powers.

The committee makes recommendations to the board on the composition of the board and the balance between executive, non-executive and independent directors. Skill, experience and diversity are taken into account in this process.

Regarding the chairman of the board, it was decided to depart from convention and Mr WAM Clewlow, who was due to retire at the forthcoming annual general meeting, has been requested to remain as a non-executive director and chairman pending completion of a high level independent review of the group structure. Mr Clewlow has agreed to the board's request, but has advised that he will retire during 2007.

The committee is responsible for identifying and nominating candidates for the approval of the board as additional directors or to fill any board vacancies when they arise. It also advises the board on succession planning, particularly in respect of the chairman of the board and chief executive officer. Proposals for renewing the board's composition are proactively managed by the committee to ensure that timely changes take place.

In addition, the committee recommends directors, who retire in terms of the company's articles of association, for re-election.

Attendance at meetings	Date Venue	13/11/2005 SA	25/01/2006 SA	30/03/2006 USA	10/05/2006 SA	13/07/2006 UK	28/09/2006 UK
WAM Clewlow (chairman)		✔	✔	✔	✘	✔	✔
MJ Levett		✔	✔	✔	✔	✔	✔
DB Ntsebeza		✔	✘	✔	✔	✔	✔
SB Pfeiffer		✔	✔	✔	✔	✔	✔
EP Theron		✔	✔	✔	✔	✔	✔
RC Tomkinson		✔	✔	✔	✔	✔	✔

At its meeting in September 2006, the committee considered the candidates who are standing for election or re-election at the forthcoming annual general meeting (as referred to in ordinary resolutions 2 to 10 in the notice of annual general meeting on pages 278 to 281 of this document). In accordance with its findings, the committee recommends to shareholders the election of Ms S Mkhabela (independent non-executive) and Mr DG Wilson, and the re-election of Messrs PJ Blackbeard, WAM Clewlow, BP Diamond, JE Gomersall, SB Pfeiffer, G Rodriguez de Castro and RC Tomkinson.

The terms of reference of the committee were reviewed during the year.

The board has determined that the nomination committee has satisfied its responsibilities for the year under review in compliance with its terms of reference.

EMPOWERMENT AND TRANSFORMATION COMMITTEE. Subsequent to the financial year-end but prior to publication of this annual report the board approved the constitution of a new board committee, the empowerment and transformation committee.

The committee comprises Mr AJ Phillips (chairman) and four independent non-executive directors, namely Messrs SAM Baqwa, MJ Levett, Ms S Mkhabela and Mr DB Ntsebeza.

The committee's main role at this stage is to consider an appropriate structure upon which to conclude a BEE equity transaction and to recommend it to the board for approval in due course. The committee's mandate is however not limited to recommending a BEE equity transaction, as it includes broader matters relating to the creation of a framework that will enable advancement of previously disadvantaged South Africans at the workplace and the formation of partnerships for the development of communities in which the company operates in South Africa.

In fulfilling their duties and responsibilities, the committee may consult, whenever appropriate with any other member of the board or expert on any subject-matter to be dealt with by the committee.

The committee held its inaugural meeting during November 2006.

REMUNERATION COMMITTEE. [4.1] The remuneration committee, which must have a minimum of three members, consists exclusively of independent directors and comprises Messrs WAM Clewlow (chairman), MJ Levett, SB Pfeiffer, EP Theron, RC Tomkinson. A quorum for a meeting is two members present in person throughout the meeting. Each member has one vote and the chairman has no casting vote. The chief executive may be invited to attend meetings of the committee, but may not participate in discussion of his own remuneration.

The committee makes recommendations to the board on the structure and development of policy on executive and senior management remuneration, taking into account market conditions. It determines the criteria necessary to measure the performance of the executive directors in discharging their functions and responsibilities. It determines specific remuneration packages for the chief executive and executive directors of the company, including basic salary, benefits in kind, any annual bonuses, performance-based incentives, share-based incentives, pensions and other benefits.

It also makes recommendations to the board in respect of fees to be paid to each independent non-executive director for their services as a member of the board or on a board subcommittee. Once these fees have been adopted by the board, they are submitted to the shareholders in general meeting for approval prior to implementation and payment. Details of fees paid to independent non-executive directors are fully set out below.

Wherever appropriate, the committee consults with the chairman of the board, the chief executive or other executive or non-executive directors in fulfilling their duties under the committee's terms of reference.

The terms of reference of the committee were reviewed during the year.

The board has determined that the remuneration committee has satisfied its responsibilities for the year under review in compliance with its terms of reference.

Attendance at meetings	Date Venue	13/11/2005 SA	25/01/2006 SA	30/03/2006 USA	10/05/2006 SA	13/07/2006 UK	28/09/2006 UK
WAM Clewlow (chairman)		✔	✔	✔	✘	✔	✔
MJ Levett		✔	✔	✔	✔	✔	✔
SB Pfeiffer		✔	✔	✔	✔	✔	✔
EP Theron		✔	✔	✔	✔	✔	✔
RC Tomkinson		✔	✔	✔	✔	✔	✔

REMUNERATION POLICY AND DIRECTORS' EMOLUMENTS COMMITTEE. [4,5] The salient features of the company's remuneration principles and practices are highlighted below.

Non-executive directors' emoluments. Fees payable to non-executive directors are recommended to the board by the remuneration committee and fixed by the shareholders in general meeting.

At the annual general meeting held on 26 January 2006 shareholders resolved that in terms of article 61 of the company's articles of association, the fees payable to the chairman and non-executive directors for their services to the board, audit committee and the other board committees be fixed as follows:

Chairman of the board, inclusive of fees payable as chairman of board committees	R1 325 000
Non-executive directors (resident)	R116 000
Non-executive directors (non-resident)	£45 500
Chairman of the audit committee	£20 800
Members of the audit committee (resident)	R32 000
Members of the audit committee (non-resident)	£2 600
Members of each of the other board committees (resident) *	R26 500
Members of each of the other board committees (non-resident) *	£2 600

**Excluding the risk and sustainability committee*

Details of remuneration, fees and other benefits earned by non-executive directors in the past year are given on pages 251 to 254.

Executive directors' remuneration. The remuneration of executive directors is controlled through the remuneration committee. It takes into account both the value of their services as directors and of their work as executives.

The "Total Reward" philosophy is a key instrument in achieving the strategic objectives of the company. It is aimed at attracting and retaining top talent for the group. This philosophy is aligned with the VBM philosophy and the achievement of the company's medium and long-term objectives. The principles of external equity and performance-based pay are the key components of the Total Reward philosophy.

A need was identified in 2005 for a more structured approach to the management of the company's human resources. This was due to the challenges faced by a global company regarding the consistency of approach in human resource practices, especially at the senior levels of management.

Among other factors, the challenges posed by corporate governance in respect of reasonable and defensible reward practices at senior level had to be addressed. The need arose for consistency of approach relative to the management of reward at executive and senior management levels, and of intellectual capital at senior levels within the company.

The Global Grading System recommended by Watson Wyatt (a global consulting firm focused on human capital and employee benefits), was adopted and implemented. The benefits to be derived from the implementation of the Global Grading System at executive and senior management level are the following:

- Internal equity
- Consistency across business units/countries
- Easier lateral and vertical movements within the group
- A consistent basis to benchmark roles against pay markets
- Ability to determine fair and consistent executive reward levels
- Clear hierarchy of roles to be used in the support of succession and development planning

In the year under review, the remuneration package of executive directors comprised the following elements:

- Base pay

  The executive directors' base salary is revised annually and is set to be competitive at the median level in the appropriate competitive labour market. Individual and company performance and changes in responsibilities are also taken into account when determining revised base pay annually.

- Benefits
  - Retirement funding
  - Medical cover
  - Personal accident cover
  - Vehicle scheme
- Variable pay

  This consists of short-term and long-term incentives. Short-term incentives (bonuses) are provided to increase shareholder value through increasing CFROI/ΔCVA and to achieve group, divisional and personal development objectives. Stretch objectives are set, linked to value drivers. A combination of financial, individual scorecard or personal objectives and other business unit specific strategic performance targets make up the components of the CFROI/ΔCVA scheme.

Executive directors with company-wide responsibilities received bonuses based on:

- An agreed percentage of annual base salary for each complete percentage point increase in headline earnings per share of the company above 5% (approximating inflation); or
- An agreed percentage of annual base salary for half a percentage point increase in return on net assets (excluding leasing) of the company; or
- An agreed percentage of annual base salary for each determined percentage point increase in the company's CFROI (12.3% in 2006); or
- An agreed percentage of annual base salary for each determined percentage of the planned positive change in ΔCVA; whichever is the greater; and
- An agreed percentage of annual base salary for the achievement of set personal objectives

Executive directors responsible for specific operations received the greater of:

- A determined percentage of annual basic salary per the targeted percentage point increase in the business unit's cash flow return on investment achieved in the year ended September 2006 compared to the actual level at September 2005, or
- A defined percentage of annual basic salary for each determined percentage point increase in a positive change of the business unit's ΔCVA, whichever is the greater; and
- A defined percentage of annual base salary for each complete percentage point increase in headline earnings per share of the company above 5% (approximating inflation) or for half a percentage point increase in return on net assets (excluding leasing) of the company or for each determined percentage point increase in the company's cash flow return on investment (12.3% in 2006), whichever of the above is the greater; and
- An agreed percentage of annual base salary for the achievement of set personal objectives.

The target percentages vary between individual business units and directors depending upon their different circumstances.

Long-term incentive schemes

- Share option scheme

  Executive directors and selected key executives participate in the Barloworld share option scheme. Allocations of share options are generally made (every two years), based on the market value of the company's shares. One-third of each allocation becomes exercisable by the employee after three years have elapsed from the date of allocation. A maximum of two-thirds of the original allocation are exercisable after four years, and the full allocation after five years. All options must be exercised in full by the employee or ceded by the employee to a family company or trust, or sold to an approved financial institution within ten years of grant or six years for options granted after 29 January 2004. An employee must be in the employ of, or have retired from, the Barloworld Group at the time of exercise or cession of any share options.

  It is the company's policy that neither the chairman nor any of the other non-executive directors participate in the share option scheme.





DURBAN SOLID WASTE SELECTS CAT ON LIFE CYCLE COST

Durban Solid Waste (DSW), part of the eThekwini Municipality, has recently ordered several new Caterpillar machines from Barloworld Equipment KZN. "Our life cycle comparisons between different machines show Caterpillar to be the most cost efficient over time," says John Parkin, deputy head of plant and engineering at DSW. DSW serves an area of approximately 3 500 km^2 providing a weekly domestic waste removal service to some 650 000 households in addition to industry, commerce and government.

"DSW has shared a long relationship with Barloworld Equipment. Caterpillar comes out most cost efficient in a solid waste environment," says Parkin, adding that excellent backup service from Barloworld has been another factor in favour of Caterpillar machines. "We are very happy with the performance of the Caterpillar machines," he says. "But more importantly, we are impressed with the after sales backup we receive from Barloworld, the easy access to senior management and the company's willingness to address the minor issues that occasionally arise."

C



C

CONCRETE FACTS ABOUT THE BERG RIVER DAM

Every week since October 2004, PPC Cement has been delivering approximately 600 tonnes of cement from its De Hoek factory to the Berg River Dam construction site near Franschhoek in the Western Cape.

The Berg River Dam project is one of South Africa's largest civil engineering projects, costing R1.5 billion, and has been designed to last for a thousand years. The project is running according to schedule and is expected to be completed at the end of 2007.

The design of the dam combined with the reliability of the cement and the durability of the concrete was a key consideration for the project. Over 25 000 tonnes of cement have already been delivered to the site, for the 160 000 cubic metres of concrete that will be used in the construction of the dam.

Upon completion, the dam will hold a capacity of about 130 million cubic metres of water, reach a depth of 65 metres, and cover an area of 600 hectares when filled to capacity.

The company is in the process of reviewing the existing share option scheme and consequently during the year under review, no share options were granted to executive directors nor to any other executives.

- **Cash-settled plan**

  In recognition of services rendered and as an incentive for current and prospective employees (including executive directors, senior managers and specialists) of the company and its subsidiaries, the Barloworld cash-settled Phantom Share Plan (the Plan) has been developed with the object and purpose of providing employees an opportunity to benefit from growth in the value of the ordinary shares of the company in the medium and long term. The Plan intends to:
  - Complement the existing Share Option Scheme and address the growing market and shareholder concerns over the effectiveness of share options
  - Incentivise and retain talented individuals in key leadership positions
  - Focus participants' attention on sustained value growth for the company and its shareholders
  - Create a closer alignment between the interests of employees and shareholders by rewarding superior shareholder and financial performance, and by encouraging executives to build up a personal stake in the company

  According to the terms of the Plan, the board of directors may from time to time, in its discretion, call upon the company and its subsidiaries to make recommendations to the board as to which of their respective employees should be given the right to benefit from the growth in value of the ordinary shares of the company; and based on the recommendation received, to identify specific employees who will be given such right and determine their respective participation factors.

  The determination of an employee's participation factor will be guided by employees' levels of seniority and the number of share options that may have been previously awarded to employees.

  After a period of at least three years from the date of notification, the selected participant shall be entitled to receive remuneration calculated in accordance with a pre-determined formula, subject to:
  - the terms and conditions of the Plan;
  - the employee's participation factor;
  - the closing price of the company's shares on the JSE Limited on the trading day on which the employee gave notice to the employer company of exercising his/her rights; and
  - the closing price of the company's shares on the JSE Limited on the trading day immediately before the date on which the employer company gave notice to the employee that he/she had been selected as a participant in the Plan.

The executive directors' salaries, bonuses, share option costs, retirement and medical contributions and other benefits, as well as gains from share options exercised or ceded, are provided on pages 251 - 254. The details of the company's shares owned and unexercised share options held by each director can be found on page 255.

Termination periods for executive directors

There are no contracts of service between any directors and the company or any of its subsidiaries that are terminable at periods of notice exceeding one year and requiring payment of compensation (apart from normal length-of-service related severance) to executives.

Retirement and pensions [EC3] The retirement age for executive directors is 63. All executive directors participate in a defined contribution retirement fund designed to enable them to make appropriate financial provision for their retirement. Company contributions to the fund are up to 14% of pensionable earnings and include the cost of premiums for insured death and disability benefits. Death in service cover is provided to a maximum of six times pensionable earnings, including fund credit for a fund member with dependents.

RISK AND SUSTAINABILITY COMMITTEE. [4.1] The management of risk and sustainability issues is inherently an operational function. Accordingly, this board committee comprises the chief executive officer, divisional chief executive officers and other executive directors of the company. The group risk services manager attends all meetings of the committee.

The chairman of the committee is an executive director and is required to report to the board on the recommendations made by the committee. Each member of the committee has one vote. Where the conclusions of the committee have not been reached unanimously, the matter at issue and the reasons for any dissent are reported to the board.

Members of the risk and sustainability committee and their attendance record at meetings are shown below.

The committee's duties include assisting the board in identifying all material risks and sustainability issues to which the group is exposed and ensuring that the requisite risk management culture, practices, policies, resources and systems are progressively implemented and functioning effectively.

These include, among others, occupational health and safety, environmental management, corporate social responsibility (human rights, labour, supply chain, government and local community relations), corporate social investment and ethical commercial behaviour.

The functions of the committee, *inter alia*, include:

- Setting out a formal policy for the management of risks and sustainability issues
- Reviewing and assessing the integrity and effectiveness of the risk management and sustainability process each year
- Considering annually the consolidated risk assessment results and determining trends, common areas of concern, emerging risks, and the most significant risks for reporting to the board
- Monitoring and reviewing annually changes in stakeholder expectations, corporate governance codes and best practice guidelines relating to risk and sustainability issues
- Reviewing and approving the insurance renewal programme and the extent to which the group should retain risk
- Reviewing and approving the external risk control programme and considering the results thereof and the performance of management against key sustainability indicators
- Appointing external non-financial verification agents in respect of sustainability issues.

Attendance at meetings	**Date** **Venue**	**15/11/2005** **SA**	**12/05/2006** **SA**	**14/08/2006** **SA**
PM Surgey (chairman)		✔	✔	✔
PJ Blackbeard		✔	✔	✔
MD Coward		✔	✗	✗
LS Day		✔	✔	✔
BP Diamond		✔	✔	✔
JE Gomersall		✔	✔	✔
AJ Lamprecht		✔	✔	✔
M Laubscher		✔	✔	✗
AJ Phillips		✔	✔	✔
CB Thomson		✔	✔	✔
DG Wilson		N/A	N/A	#

 # By invitation

BARLOWORLD GROUP TOP RISKS – 2006 [1,2]

(in alphabetical order)

Key risks	Category of risk and management response
Acquisition underperformance The risk of future net cash flows from acquisitions failing to realise the projections upon which the initial purchase consideration was based may lead to value destruction for shareholders and a need to impair the related goodwill or assets.	Acquisition risk • A business acquisition policy and procedure is in place that sets out a structured approach and framework to be used when acquisitions are being made. This includes a pre-acquisition phase that includes the requirement to conduct a comprehensive strategic analysis of intended targets, development of acquisition criteria, both strategic and financial and quantification of risk adjusted value creation potential for the respective business unit and the group. • The group strategy department reviews all acquisitions and provides increasing involvement and contribution according to specified levels of materiality within a group context. • The CEOs and CFOs of each business unit are responsible for ensuring that the policy and procedures are adhered to. • Following acquisitions, planning and task teams are established to focus on the realisation of possible synergies.
Competitor actions The risk that competitors will take individual actions, through pricing or other activities, that will erode our competitive position and have a significant impact on the value we create for shareholders.	Competitor risk • Continually reduce costs by focusing on operational efficiencies and staff training. • Collaborate with key suppliers to improve products, maintain cost competitiveness and improve service. • Continually improve service and the provision of innovative solutions to customers.
Currency volatility Movement of the rand against other currencies creates risks relative to the translation of non-rand profits, the marking-to-market of financial instruments taken out to hedge currency exposures, the cost of imports into and the profitability of exports from South Africa.	Financial risk • The responsibility for monitoring and managing these risks is that of line management in conjunction with the central treasury. A group treasury policy is in place which clearly sets out the philosophy of hedging, guideline parameters within which to operate and permissible financial instruments. • Preventative measures are implemented around determination of pricing mechanisms and structuring of commercial contracts to swiftly negate the impact of any adverse currency fluctuations.
Defined benefit scheme exposure The key risk for the UK's two defined benefit schemes is a downward movement in the yield on AA rated corporate bonds against which the liabilities are valued. In addition, market volatility and increased life expectancy of members may have an adverse impact on the schemes' funding positions requiring additional company contributions over and above the schemes' current normal contribution rates. The current combined deficits for the two defined benefit schemes in the UK amounts to £52.9 million.	Market risk • Suitably qualified representative boards of trustees exist which together with separate investment sub-committees, are responsible for regularly evaluating the effectiveness of investment decisions. They use professional investment advisors to assist them in the management of the investment portfolios with a view to conservatively preserving and enhancing fund valuations. Complex investment risk models are run by the investment managers and actuaries to assess optimum risk balance. The actuary also conducts regular valuations. • Funding shortfalls are planned to be made up within appropriate time frames via increased company and/or employee contributions, together with an adjustment to benefits where appropriate. • Existing defined benefit schemes in the UK have been closed to new members since 2002 to assist in managing future liabilities. All new employees in the UK are automatically enrolled in the UK's defined contribution scheme.

Key risks	Category of risk and management response
Dependence on principals and suppliers Some of the businesses in the group are dependent on a small number of principals and/or suppliers. The success of our business is therefore linked to the success of the principals and major suppliers, their ongoing financial stability and the competitiveness of their products and services. In order to ensure sustainable value creation, we depend on suppliers of infrastructure in the countries in which we operate. Our businesses are dependent, inter alia on reliable power and water supply and appropriate road and rail networks.	**Strategic risk** • Add value to our principals by giving constant feedback on market movements and product competitiveness. • Continually improve/build our relationship with our principals and major suppliers and ensure that we are the best dealer/customer. • Provide excellent customer service and lead in our markets. • Build Smart Partnerships with customers. • Enter into longer term contracts with customers. • Build relationships with local authorities.
Exposure to equipment buy-backs and residual values Some of the group's businesses could be exposed to losses due to contractual obligations to buy back equipment previously sold or rented out, at prices above market or replacement cost at the time of being compelled to repurchase. This risk could arise, *inter alia*, through market conditions at the time, currency appreciation related to imported equipment, inadequate valuation skills at the time of determining the buy-back amount, or poor condition of equipment repurchased.	**Financial risk** • This is managed by ensuring adequate valuation competencies, managing inventory levels, optimally structuring contracts, modelling transactions to ensure adequate economic return, continually scanning market conditions, hedging currency risks and monitoring the use and condition of equipment in respect of which obligations exist.
Exposure to political risks and terrorism in the countries in which we operate The group's people and assets are spread through numerous countries around the world while our activities are conducted in many more. Business growth initiatives require that new markets and territories are the focus of our business expansion. These opportunities come with their own distinct risk exposures. The possibility exists that our people and assets, and the viability of the businesses are exposed through acts of terrorism or political turmoil in some of the regions in which the group operates as well as in those that may be the subject of expansion.	**Political risk** • Minimise exposure in high-risk countries through thorough and in-depth risk assessments coupled with the application of preventative and corrective risk management activities; • Maintain flexible business models; and • Maintain business continuity plans that incorporate emergency response actions, crisis management and business recovery plans specific to the business and the respective territories in which the businesses operate.
Exposure to significant customers and dependence on channels to market The risk that we are exposed to certain large customers and that well established distribution channels may change or consolidate.	**Market risk** • Build Smart Partnerships with customers. • Establish long-term contracts with key customers. • Diversify customer base.
Regulatory environment Many of the group's activities are governed, one way or another, by regulations. Due to the complexity and changing nature of these regulations across the industry and geographical spectrum of the group's activities, there are challenges in staying abreast of all developments and maintaining full compliance.	**Regulatory risk** • Management proactively monitors current regulatory developments and changes in policy direction which may be imminent. • Where feasible, the group will provide input to influence legislation, lobby governments, and find ways to limit negative impacts of legislation.
Strategic people skills Barloworld's key asset in solution-based businesses is the intellectual capacity and skills of its people. This necessitates ongoing management of the challenges regarding succession planning and skills retention and development.	**People risk** • Employee Value Creation (EVC) is the technique that Barloworld has been rolling out globally to create value for its employees. • EVC identifies, aligns and integrates all employee elements of a value creating organisation including processes that ensure sustainable competence and intellectual capacity using intellectual capital reviews to identify and retain future leaders. • Through performance management systems, employees' purpose, role, function and accountabilities are defined. • Using competency-based assessments, employees are regularly reviewed to ensure the appropriate skill sets are available to enable performance at optimum levels. • Reward and incentives schemes have been implemented to ensure recognition and retention of high-performing employees.



MAKING DREAMS REALITY

"A burning desire" to work for herself has led a woman in Bizana, in the heart of the former Transkei, South Africa, to leave her long-term job in banking, learn the construction business and start investing in her own earthmoving equipment fleet. This process has taken Noma Phakathi 10 years, but the hard work has paid off and her company, L&N Phakathi Construction, is today making good inroads into infrastructure development in this remote and underdeveloped part of the modern day Eastern Cape province.

"In 2002 we realised we could afford to invest in our own earthmoving equipment. So we invested in a compactor, but it fell apart and the supplier took a long time to refund us. This taught us an expensive lesson."

Noma did some more homework and thus began their firm friendship with Juan Frauenstein of Barloworld Equipment's Mthatha facility. "Juan came to see us, listened to us and made suggestions. It felt as if the obstacles were coming down at last and our dream was going to be realised."

"The relationship that has grown between L&N Phakathi Construction and Barloworld Equipment in Mthatha has helped our company to move up to the next level," says Noma.

This year L&N Phakathi Construction took delivery of a Caterpillar 315C hydraulic excavator, a Caterpillar 120H maintenance grader and a second hand Caterpillar 424D backhoe loader. The company today employs 20 permanent staff and sometimes has a labour force of more than 100 employed on its sites.

As to the future, Noma has more big plans. "This part of the country remains poor and lacks infrastructure and opportunity because money that is generated here ends up being spent in the bigger urban centres," she maintains. "To the women out there," she concludes, "Makhosikazi, let's stand up, if we can dream we can definitely make it a reality."

The audit committee carries out an independent review of the risk and sustainability management processes.

The terms of reference of the committee were reviewed during the year.

The board has determined that the risk and sustainability committee has satisfied its responsibilities for the year under review in compliance with its terms of reference.

Risk management process. In terms of a written risk management philosophy statement issued by the chief executive officer and endorsed by the board, the company is committed to managing its risks and opportunities in the interests of all stakeholders. Every employee has a responsibility to act in this manner.

An ongoing systematic, multitiered and enterprise-wide risk assessment process supports the group's risk management philosophy. This ensures that risks and opportunities are not only adequately identified, evaluated and managed at the appropriate level in each division, but also that their individual and joint impact on the group as a whole is taken into consideration.

Divisional boards and senior managers carry out an annual self-assessment of risk. This process identifies critical business, operational, financial and compliance exposures facing the group and the adequacy and effectiveness of control factors at all levels. The assessment methodology takes into account severity and probability of occurrence, and applies a variable based on the quality of control, thereby ranking risks and setting priorities. The top risks, elevated to group level, are addressed through action plans put in place with responsibilities assigned.

The group risk department oversees the process from the perspective of strategic direction, ongoing improvement in methodology and process, and technical assistance. The independent external auditors and internal auditors check for robustness and thoroughness, and comment thereon in their own assessment reports.

The risk tolerance levels are set in each division, and vary depending on the nature, scope and size of the business. The tolerance levels are based not only on financial impact, but also on the potential threat to the integrity of the business as a going concern, its reputation and the well-being of employees and other stakeholders.

As the group develops new business and expands into new markets and territories, it is faced with increasingly complex and changing environments. By integrating the risk management process with the group's strategic direction, which incorporates the principles of VBM, the risk-return trade-off is optimised. This enhances competitive advantage, growth and the employment of capital. In the case of joint ventures and associates, the company encourages adherence to the same risk management philosophy and policies.

The directors and officers of the company are not protected, in their personal capacities, against claims arising from environmental degradation caused by the business activities of the company. Such cover is excluded from the company's directors' and officers' insurance, and is not generally available in the insurance market. Consequently, the company has indemnified its directors and officers against such claims, provided that at all times such directors and officers were acting in good faith and in accordance with the law.

INTERNAL AUDIT. With its responsibilities clearly defined and approved by the audit committee, internal audit continued to function throughout the group during the past year.

Internal audit focused on the following main areas:

- Appraising and advising on systems, procedures and management controls
- Assessing the effectiveness of risk management processes
- Evaluating the reliability and integrity of management and financial information

- Assessing the control over assets and verifying their existence
- Reviewing compliance with policies and procedures
- Recommending improvements in procedures and systems to enhance efficiencies and prevent fraud.

Risk focused audit plans for the year under review, with input from divisional management, were approved in November 2005. Audit findings were formally reported to divisional audit committees in May and again at financial year-end. These divisional committees are chaired by officers who are non-executive to the respective divisions.

The head of internal audit coordinates the internal audit function worldwide and reports to the chairman of the audit committee regularly throughout the year, providing details of audit coverage and any significant findings.

The internal audit process did not highlight any breakdowns in internal control that were known to have had a material impact on the reported financial information.

Internal audit undertook a high level review of the risk management processes across the group and reported at the special risk focused meeting of the audit committee in November 2005, April 2006 and September 2006.

Although not reliant on external auditors for any resource support, the head of internal audit continues to liaise with them with a view to maximising efficiencies of audit coverage where possible. During the year, internal audit utilised the services of independent external firms to supplement its internal resources to enable the department to complete their planned audit coverage for the year.

INSIDER TRADING. [SO2, SO3, SO4] No employee, his/her nominee or members of their immediate family may deal either directly or indirectly, at any time, in the securities of the company on the basis of unpublished price-sensitive information regarding the company's business or affairs. No director or officer may deal in the securities of the company during the embargo period determined by the board in terms of a formal policy implemented by the company secretary. Periods of embargo are from the end of the interim and annual reporting periods to 24 hours after the announcement of financial and operating results for the respective periods. A list of persons who are restricted for this purpose has been approved by the board and is revised from time to time. A register of directors and officers is available for inspection at the company's registered office in Sandton, South Africa.

The rules of the JSE Limited extend obligations regarding transactions in the securities of the company to include those of any major subsidiary. Those officers whose trading transactions have to be disclosed to the market within 48 hours specifically include the directors and the company secretary, but now also embrace any associate of the directors or company secretary or any independent entity or investment managers through which the directors or company secretary may derive a present or future beneficial or non-beneficial interest.

The directors or officers of the company's major subsidiaries, whether wholly or partially owned, are also included in the list of directors, company secretary and other officers.

Trading in the company's shares and any cessions of options over such shares is conducted on completion of an application form, in the case of securities subject to the Barloworld Share Option Scheme, or a letter in any other case. Authorisation for the transaction is given in writing by the chairman of the board, the chief executive officer or a divisional chief executive officer, as appropriate. The written authority is kept by the company secretary with the record of the particular transaction. In the event that the chairman wishes to trade, permission to do so is obtained from the board.

ETHICAL STANDARDS. [SO2, SO3, SO4] The company is committed to the highest ethical and legal standards and expects all its representatives to act in accordance with the highest levels of personal and professional integrity in all aspects of their occupation and activity, and to comply with all applicable laws, regulations and policies of the company.

The company's commitment is stated in its Code of Ethics.

The company maintains an ethics hotline where employees and other stakeholders can report non-compliance with company policies and fraud. All incidents reported are investigated and where appropriate, action is taken.

Relations with shareholders. The company is a strong believer in transparency, best practice disclosure, consistency of communication and equal and timely dissemination of information to its shareholders. It encourages an active participation of shareholders at general meetings and maintains an investor relations programme which, *inter alia*, organises for corporate and divisional executives to attend regular meetings with shareholders and other interested parties.

In 2005 Barloworld implemented a disclosure policy to ensure consistency of communication and adherence to best practice. This policy is posted on www.barloworld.com

The annual general meeting is normally attended by all the directors and shareholders are encouraged to be present and to ask questions during the meeting and they have the opportunity to meet with directors after the formal proceedings have ended.

The notice of the annual general meeting, detailing all proposed resolutions, is on pages 278 to 281 of this annual report.

STAKEHOLDER ENGAGEMENT. [4.14, 4.15, 4.16, 4.17]

Our business is defined by the interactions we have with our stakeholders. These are our customers, employees, principals and suppliers, shareholders, as well as communities and community-based organisations, various media and non-governmental organisations (NGOs). It is therefore imperative that we build relationships and engage with all stakeholders.


HYSTER
LBC

LBC CHOOSES BARLOWORLD AND HYSTER

LBC is one of the largest tank terminals in the world for the liquid bulk storage of chemicals. With the delivery of 17 new Hyster LPG Fortens, an explosion-proof Hyster electrical forklift truck, and a Terberg yard traction unit, LBC tank storage has a modern, safe internal transport fleet for chemicals.

LBC looked not only at the best price but also safety, reliability, service, performance and training. Following an extremely detailed test module, Barloworld Internal Transport, Netherlands, was found to have the best credentials and to offer the right price. On top of this, LBC's drivers had a clear preference for Hyster due to its proven performance over the years. Safety was of primary importance to LBC and every one of LBC's 46 drivers in Belgium and the Netherlands will receive "in-house" training in addition to the delivery. Barloworld have also provided a permanent engineer who proactively cooperates in the production process.

Review of stakeholder relationships

Stakeholders	Methods of engagement
Employees	Individual perception monitor Best Company to Work For (South Africa)
	Employee Value Creation (EVC) framework
	Intellectual capital review system
Customers	Various customer feedback mechanisms for example PPC tollfree customer care line; customer satisfaction surveys for motor franchises, fleet services and car rental operations.
Shareholders	Investor relations programme
	Ongoing management interaction
Principals and suppliers	Various principal and supplier feedback mechanisms
Communities and NGOs	Group led CSI programme

We believe that long-term relationships founded on trust and mutual benefit are vital to our business success, and such belief is outlined in the VBM philosophy. Stakeholder engagement is an important aspect of being a global corporate citizen. Engagement and dialogue contribute to the building and maintenance of relationships.

Due to the diverse nature of our business, both from a geographic and product perspective, Barloworld has a wide range of stakeholders. As a result, our activities may affect particular stakeholders in unique ways. Our patterns of engagement and interaction therefore differ from stakeholder to stakeholder. Information from stakeholder engagement activities is used to benchmark our performance.

Internal stakeholders. [4.14] VBM is our philosophy whereby we create value for all stakeholders. Employee Value Creation (EVC) is our methodology to implement chosen strategies to create value for our employees. Based on this we continue to align and integrate all the employee elements of an organisation so as to enhance both individual and organisational value.

In the 31 countries in which Barloworld operates we have 25 716 employees. This lends itself to having a highly diverse and unique group. Many of our employees have long-term service.

Employee attraction and retention. As part of VBM, we are committed to attracting and retaining the necessary skills and talent to create and sustain value for all our stakeholders.

Diversity and opportunity. [LA12] In our quest to be an employer of choice, we strive to create opportunities for the advancement of our employees. Where applicable, we offer benefits that are beyond the legal minimum. These include medical assistance, subsidised staff canteens, employee assistance programmes (EAPs) and a range of other benefits which vary by country and business.

The value that Barloworld attaches to each employee is further demonstrated by our commitment to equal opportunities for employment and advancement. Line management are the primary custodians of our principles and they are guided by the Barloworld Code of Ethics.

An analysis of Barloworld's board, executive and senior management levels reveals that more work needs to be done to achieve desirable equity levels within our leadership. We have a broad transformation agenda in our South African businesses, which includes employment equity programmes. We are committed to establishing and maintaining a workforce that reflects the South African demography, particularly the representation of historically disadvantaged South Africans (HDSAs) at all levels of management.

Employees by segment [LA13]


Barloworld global employees by business – three years
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
Equipment
Industrial Distribution
Motor
Cement
Coatings
Scientific
Corporate and other
2004
2005
2006

Barloworld global workforce by occupational level

	Within SA	Outside SA	Total
Board (WW 23,22,21)	9	2	11
Executive (WW 20,19,18)	26	17	43
Senior management (WW 17,16)	92	79	171
Middle management (WW 15,14,13,12,11)	1 730	1 229	2 959
Skilled upper/technical (WW 10,9,8,7)	5 301	5 262	10 563
Semi-skilled/apprentices/trainee (WW 6,5,4,3)	5 875	3 845	9 720
Labourers/unskilled (WW 2,1)	1 089	1 160	2 249
Total	**14 122**	**11 594**	**25 716**

* *WW – Watson Wyatt grading*


Barloworld global workforce by region 2006
20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
Southern Africa
Europe
Asia and Australia
United States of America

Employment equity. [LA13]

Organisational and employee value creation. Value Based Management (VBM) is our business philosophy to create value for all stakeholders. The employees who work for Barloworld are the foundation of its success. Our diversity and numbers are sources of strength.

For the success of Employee Value Creation (EVC), continuous engagement is a requirement and this is achieved through regular, structured employee meetings. Performance management and employee development is achieved through balanced scorecards and individual development plans, directly aligned to implementation of business goals.

The success of EVC largely hinges on the development of an understanding of how people and financial aspects of the business are integrated to ensure that value is created for Barloworld and then for our employees. The development of our employees is an intrinsic and necessary element of our journey towards achieving Barloworld's medium-term strategic goals

EVC has now been rolled out virtually throughout all our businesses.

Human resources development. Barloworld believes that the future success of the business is clearly linked to developing its employees to meet the future challenges. Therefore need our employees to learn and develop new capabilities.

Leadership development. [LA11] Barloworld has managers who can work in complex, multi-cultural situations; leaders who can manage the balance between delivering for today and investing for tomorrow; and systems and processes that can support the development of our workforce. Barloworld places a high value on leadership development offering programmes aimed at developing the skills and knowledge of managers and leaders at different stages of their careers.

Barloworld's desired leadership philosophy and Culture has been adopted by all of our businesses and all leadership initiatives are aligned to this philosophy and approach.

We continue to align our leadership development approach to ensure a common language with desired competencies and behaviours which are applied across the Barloworld businesses to assess key talent.

Barloworld's leadership initiatives, which include the Leadership Development Programme (LDP), Executive Development Programme (EDP), and EDP Alumni (commencing for the first time in January 2007) are Barloworld specific, exposing delegates to the strategic intent of our business, global best practice and action learning projects, make it both practical and value adding. Delegates are drawn from all businesses around the world. These *leadership initiatives are* the meeting ground for the identified future talent of our business. It is critical not only that Barloworld's leadership development process is properly targeted, but that succession planning is carefully managed. To date 363 managers and leaders (289 LDP delegates and 74 EDP delegates) have benefited since inception in 2000.

Intellectual capital retention and development. As we like to grow leaders from within our businesses, we also aim to ensure that the leadership talent pool is effectively managed. To this end our Intellectual Capital Review (ICR) process assists the Barloworld executive to effectively manage and develop senior managers by identifying high potential employees with leadership ability/potential, and through benchmarking, opportunities are provided to identify, evaluate and develop future training and development plans/programmes. Managing this assists us to retain our key talent. The ICR system tracks data on these key 200 employees within Barloworld in order for them to be nurtured as vital assets.

On an annual basis, the CEO and executive directors for each business, meet to discuss in detail the progress and development requirements of these senior executives.


Barloworld South African workforce by race
2006
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
African
Coloured
Indian
White

Employee training and development. Barloworld recognises the strategic importance of employee training and development and comprehensive reviews are held throughout Barloworld to assist in the development of our employees to achieve their full potential and development initiatives and development action plans are put in place and monitored to ensure individual development.

39% [LA12] (which equates to 9 930 employees) of our 25 716 employees have development action plans which are not only linked to their growth in their existing positions but for future opportunities within Barloworld. *Training.* An average of 1,6% of total payroll is spent on training. This is in addition to the 1% payroll levy paid to the relevant SETAs for our South African businesses. A broad range of technical and behavioural skills development are provided within the businesses focussing

C



INTEGRATION OF CUSTOMER SERVICE FUNCTIONS AT BARLOWORLD SCIENTIFIC LABORATORY HQ IN THE UK.

Our laboratory business supplies more than 7 000 different products to thousands of customers in over 100 countries. Providing the very best levels of customer service is crucial to success. Following a detailed review using Value Stream Mapping techniques it was decided to integrate the customer service functions under a single management structure and relocate them to a purpose built facility within the new distribution centre. By integrating the shipping fulfilment functions and the front end customer contact we have been able to significantly increase the quality of our customer services. We have improved service levels while reducing the number of non-conformances across a whole range of measures. We have also improved the documentation which customers receive and are able to provide better information more quickly on product deliveries.



BARLOWORLD EQUIPMENT PUTS DOWN NEW ROOTS IN KWAZULU-NATAL

Barloworld Equipment's new KwaZulu-Natal facility, officially opened in Durban on 6 April, has been purpose designed to support the company's unique integrated solutions strategy that offers Caterpillar customers a complete range of new, used and rental equipment solutions. In addition to the new KZN facility, Barloworld Equipment is currently investing more than R200 million on new facilities in Zambia, Botswana and the now completed Siberian facility. Purpose-designed facilities, together with the best training available in the industry, are crucial in providing customers with the support they need to succeed with their earthmoving and support equipment fleets.

The new facility accommodates the Caterpillar and CAT Rental Store brands, as well as Hyster lift and warehousing equipment, Perkins engines and Metso mobile crushers and screeners. Sean Walsh, Barloworld Equipment's general manager for KZN, said the new facility had been planned and built to support the strong economic growth forecast for Durban and the region. "In the planning of this facility, we took a long hard look at our process flows and we believe we have come up with the best solution to meet all customer needs efficiently," said Walsh.

Barloworld global workforce by gender


25 000
20 000
15 000
10 000
5 000
0
Male
Female
2006

on the occupational levels of skilled upper/technical and semi-skilled/apprentices/trainee employees.

Excellent work continues in the area of technical training in many of the Barloworld businesses. 73% of our focused training head count and 79% of our training spend falls within the technical levels.

PPC currently has 160 trained and accredited assessors in different areas of the business available to assess competencies against the job models. PPC have 48 learners on learnerships at their well established accredited technical training centre. PPC's accredited training centre in Slurry focuses on fitter and turner; electricians; and plater/welders training and testing.

The world class accredited Operator Academy at Barloworld Equipment was established in late 2004 for theoretical and practical training and placed 123 learners on registered learnerships with the MERSETA on the pilot program to selectively move to the different levels. The employees are trained and registered assessors and moderators.

Within Barloworld Motor, the apprenticeship system is actively in place with approximately 308 apprentices registered with the MERSETA. Motor also has registered assessors within the business.

The required level of training investment differs according to businesses operations, and its technical complexity.

Adult Based Education Training (ABET). In our South African businesses there are more than 150 learners on ABET programmes showing our commitment to uplifting the skills of our employees and empower them to operate more effectively in society, thus encouraging a culture of self-development and learning.

TOPP training. Barloworld offers internship programmes in South Africa for the TOPP (Training Outside Public Practice) programme for aspiring chartered accountants (CAs). This enables us to support the South African Institute of Chartered Accountants in its mandate while contributing to our target of meeting Black Economic Empowerment (BEE) requirements, enhancing our reputation as an "Employer of Choice" and supporting the development of future skills for South Africa. The programme has been in place since January 1999 and intends to provide a pool of CAs and future leaders for Barloworld. The programme typically aims to develop black chartered accountants of which a shortage has been identified. Trainees rotate throughout the different businesses in South Africa every six to twelve months ensuring that they receive the required training and exposure to the Barloworld culture. From 1999 to 2006 fifteen trainees have successfully been recruited into the TOPP programme. Of these eight have qualified as chartered accountants and five are still in training. The programme is gaining more and more industry recognition and we intend to enlarge the number of trainees in future.

Bursars. ***Study assistance.*** Employees have access to study bursaries for courses related to their jobs and study loans towards acquiring tertiary qualifications. We have over 250 employees making use of this.

Bursary programmes. Our development programmes start at the undergraduate level where we offer bursaries to South African university students who meet certain requirements. Funded students enter into an agreement with Barloworld that once they complete their studies, they will take a position in Barloworld for a specified period of time. We currently sponsor 31 bursars. The total spend on bursaries is R1 200 225 and with the SETA support of R689 960, Barloworld's contribution is R510 265.

Additional programmes that are offered to our employees include retirement seminars, support and generic life skills training, which support continued employability.

Performance management and reward.[LA12] We can confidently say that we have dedicated and competitive employees. The culture that results from our VBM philosophy and EVC is evident in the performance of Barloworld and our employees. Incentive schemes within our businesses reward employees for their discretionary contribution. Performance measures are linked to both businesses and Barloworld strategic plans. Extraordinary performers may be selected for our annual CEO Award programme.

% of employees attending training courses during 2006


80
70
60
50
40
30
20
10
0
Executive
Senior management
Middle management
Skilled upper/technical
Semi-skilled/ apprentice/trainee
Labourers/unskilled

Employee movement. LA2

	Total	Resignations	Deaths*	Dismissals	Retirements	Retrenchments /redundancy	Transfers	Recruitments
Barloworld total	**4 030**	**2 721**	**95**	**666**	**256**	**292**	**168**	**4 824**
Cement	**244**	156	23	39	25	1	67	492
Coatings	**620**	354	13	74	52	127	28	390
Corporate	**38**	30	1	2	4	1	10	57
Equipment	**625**	420	24	129	47	5	11	894
Industrial Distribution	**784**	473	2	187	46	76	4	698
Logistics	**232**	123	8	49	6	46	6	373
Motor	**1 250**	1 028	19	141	60	2	28	1 709
Scientific	**237**	137	5	45	16	34	14	201

**Work and non-work related (three deaths work-related – see page 76)*

AFRIPACK BEE DEAL: NOZALA REPAYS VENDOR LOANS ONE YEAR EARLY CE

In 2004 PPC sold 75% of the equity of Afripack to a black equity partner and the management and employees of Afripack.

The selection of the equity partner was done on the basis of PPC's philosophy of broad-based empowerment and not only enrichment of the few. Management and employees purchased 25% of the company, with Nozala Investments (Pty) Limited 50%. Nozala is an empowerment organisation founded entirely by women and has as its aim the upliftment of a broad number of individuals. PPC facilitated the transaction with vendor funding for a period of three years.

Almost two years down the track now and relations with Nozala are excellent and the morale of staff and management at Afripack is high. The company continues to meet its growth and profit forecasts, and in October 2006 Nozala repaid its vendor loan one year early. Afripack has proved to be a great BEE success.

Perception surveys. *Individual Perception Monitor (IPM).* 4.4, 4.16 The annual IPM survey is conducted to measure the perceptions of our employees against standards that create value for the employee. Through the survey, we are able to benchmark the different businesses within the group, monitor areas for improvement and note areas where additional focus is required. EVC is focused on creating value for our organisation and employees. Employee perceptions of how and to what extent we create and maintain value must be used for improving the quality of employment at Barloworld.

For three consecutive years Barloworld has asked its employees for their perceptions about their work experience. The IPM feedback is then analysed by company, location, department and work area which allows in-depth understanding at a business level. Action plans are then development for improvement. In 2006 every business participated in the IPM process, with the majority showing year on year improvement.

Individual perception monitor results* – 2005 versus 2006

Business unit	2006 mean	2005 mean
Cement	3.21	3.24
Coatings – Plascon South Africa	2.99	2.90
Coatings – Africa	2.72	2.67
Coatings – Australia	3.02	2.95
Coatings – Automotive	2.97	2.98
Corporate – South Africa	3.25	3.16
Corporate – Botswana	3.21	
Corporate – Namibia	2.62	2.91
Equipment – South Africa	3.01	2.97
Equipment – Spain	2.49	
Equipment – Portugal	2.71	
Industrial Distribution	2.83	2.71
Logistics – South Africa	2.96	2.86
Logistics – International	2.90	
Motor – South Africa	3.05	2.99
Motor – Australia	3.01	
Scientific – Laboratory	2.71	
Total	**2.96**	**2.96**

** Rated on a scale of 1 to 4*

Deloitte "Best Company to Work For" survey. The Deloitte "Best Company to Work For" survey is an external survey that measures many aspects of the work contract and experience. It gives an opportunity for Barloworld to gain external verification and acknowledgement for the work we are doing. It also benchmarks Barloworld against other South African organisations.

All South African Barloworld businesses entered individually into the survey for the second consecutive year. Our businesses have continued to improve their individual mean scores within the survey.

PPC continued their exceptional performance and over the last four years have achieved the following results – 6th place in 2003, 2nd place in 2004, 1st place in 2005 and 3rd place in 2006. PPC also ranked first in the Manufacturing, Engineering and Production Category for the fourth consecutive year. Barloworld Logistics ranked first in the Logistics, Shipping and Transportation category for the second consecutive year.

Deloitte "Best Company to Work For"

Of the eight Barloworld companies who participated in the 2006 survey, five companies were in the Top 50.

3. PPC
15. Barloworld Corporate Office
21. Barloworld Motor
40. Barloworld Equipment
49. Barloworld Logistics

Labour relations. [LA4] As part of our VBM model, we have an ongoing focus on maintaining positive and open industrial relations.

The involvement of employees in decision-making is extensive throughout Barloworld. Barloworld experienced a very low impact on the industrial relations front in the past year. In South Africa, stay-away action and disruption to transport systems occurred as a result of non-work related issues in the form of socio-economic protest action, mainly against poor service delivery.



PORT OF GEORGIA CHOOSES BARLOWORLD HANDLING AND HYSTER

The Port of Georgia, based in Savannah, Georgia is one of the fastest growing ports in the United States. When Barloworld Handling set an objective in 2006 to be the dominant provider of material handling solutions for any port in our territory, the target account became very clear. For years, Barloworld Handling had a relationship with the Port of Savannah, providing the occasional forklift and parts to support their multibrand fleet. All that changed when Barloworld Handling and Hyster worked together to compile a contract bid that was eventually awarded to Barloworld Handling. The bid covered the delivery of nine empty container handlers to the Port of Savannah in a very tight timeframe.

These efforts showed the port personnel what the Barloworld team was capable of. In a subsequent bid to the Port of Georgia, Barloworld Handling was awarded the contract to deliver 47 additional lift trucks of various capacities. For the first time in this port's history, the 47 unit contract includes a five-year full maintenance contract. Barloworld Handling, partnering with Hyster, brought a unique solution to the Port of Georgia, earned their trust, and has developed a long-term relationship and a loyal customer.

However, none of our stakeholders were materially affected by these protest actions.

Transfer opportunities within Barloworld. Part of the employee value creation objective is to integrate the skills and talents of our employees. To realise this, we have a Barloworld Career Opportunities site on the Barloworld intranet that is accessible to our employees. It offers our business units an internal recruitment tool which reduces costs and lives up to our communication promise and our statements on employee value. This career portal was developed with the aim of retaining the talent that already exists within Barloworld. In 2006, 1 250 positions were posted on this site providing employees the opportunity to gain more exposure and to further their careers within Barloworld.

Barloworld received 1 017 CVs through the Barloworld website.

Barloworld continued its international assignment programme with the dual aim of leadership development and transferring/imparting its organisational culture on businesses in countries other than South Africa.

Employee communication. Successful value-based management requires transparency and openness. Through the integrated EVC approach, regular, structured employee meetings are encouraged within our operations between employees and management. These lines of engagement reinforce employee value creation and assist in delivering on Barloworld's communication goals and strategies.

With varying frequency, most employee communications are conducted through personal contact that is supported by newsletters, committees, briefings and employee participation forums.

Another communication strategy is through the Barloworld Induction Programme. These facilitated sessions share Barloworld initiatives and strategies with new employees. The programme emphasises the philosophy of VBM and EVC.

Our quarterly newsletter, Building Barloworld, continues to share best practice, strategy and human resource initiatives with all our employees. Supported by the Building Barloworld video and CD, employees are able to meet colleagues from around the world and see Tony Phillips, Barloworld's CEO, sharing business messages and strategies. Almost every business has their own specialised internal publication that focuses on those issues that are unique to that business.

The recognition that access to leadership is important for the adoption of Barloworld goals and aspirations, a direct link to the CEO was developed in 2004 as part of the Barloworld intranet. This programme is called "Tony Online" and it gives employees access to the CEO through the Barloworld intranet.

Global Grading System. The challenges faced by a global company with regard to consistency of approach in human resource practices, especially at the senior levels of management identified the need in 2005 to have a more formal approach to the management of human resources in Barloworld. In addition, the challenges posed by corporate governance with respect to reasonable and defensible reward practices at senior management level had to be addressed. The benefits of implementation of a Global Grading System at executive and senior management level has been our ability to focus on internal equity; consistency across businesses and/or countries; easier lateral and vertical movements within Barloworld; a consistent basis to benchmark roles against pay markets; ability to determine fair and consistent executive reward levels; and clear hierarchy of roles to be used in the support of succession and development planning.

Health and safety. [LA7] Occupational health and safety (OH&S) is important. There are systems in place to promote and monitor our approach to occupational health and safety within our operations.

The management of OH&S is an integral part of employee value creation and how we do business. As a company operating in different parts of the world, we apply the principles contained in the ILO guidelines on OH&S management systems that include:

- The identification, elimination and control of work-related hazards or risks;
- Instruction or training of line managers to take responsibility for health and safety, and engage employees through workplace forums and health and safety committees;
- Targets are set for continuous improvement; and
- We comply with the relevant national laws and regulations.

We have established formal joint health and safety committees comprising management and worker representatives. These cover all staff in South African operations, in accordance with the Occupational Health and Safety Act. Elsewhere in the world, operations comply with local legislation. We do apply minimum standards and ethics where local legislation does not meet our standards. Furthermore, adherence to the OHSAS 18001 Standard for Health and Safety management ensures consultation with all relevant stakeholders regarding all matters relating to health and safety in the workplace.

The current OH&S management system is structured to ensure that legal compliance is achieved in all our operations.

Regular audits are conducted by Marsh (SA) (Pty) Limited.

Lost-time injuries and fatalities. [LA7] The lost-time injury frequency rate (LTIFR) is a calculation of the number of occupational injuries which resulted in an employee being unable to perform his or her duties for one full shift or more on the day following the day on which the injury occurred, whether it is a scheduled work day or not. Our average LTIFR for 2006 was 2.3 injuries per 200 000 hours worked.

Despite the initiatives and processes for managing safety, we regrettably recorded three work related fatalities during the year under review. One of the fatalities was due to a motor vehicle accident in Barloworld Equipment SA and two occurred in PPC as a result of shunting and construction activities. The recording and notification of occupational accidents and

Injury and fatality statistics for 2006

	LTIFR		FATALITIES		OCCUPATIONAL DISEASES	
Division	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**
Cement	0.40	0.59	4	2	9	13
Coatings	1.92	1.68	0	0	3	0
Corporate and other	1.18	1.97	0	0	0	0
Equipment	5.07	3.92	4	1	4	0
Industrial Distribution	1.99	4.71	0	0	0	0
Motor	0.59	0.99	0	0	0	0
Scientific	1.84	1.30	0	0	0	0
Barloworld total	**1.94**	**2.31**	**8**	**3**	**16**	**13**

HIV/Aids statistics in South Africa

Division	Employees attending pretest counselling	Employees who know status	HIV positive	% HIV positive	% who know status
Cement	1 925	1 904	122	6.4	95.1
Coatings	1 112	933	83	8.4	75.6
Corporate and other	618	557	73	8.2	62.7
Equipment	2 019	1 863	90	4.8	72.7
Motor	2 729	2 347	122	5.2	77.2
Barloworld total	8 234	7 501	485	6.8	78.1

diseases across the group comply with group's best practice and local and international legislative requirements. Accidents and incidents are monitored and trends analysed to prevent reoccurrences. To ensure that OH&S issues are comprehensive, training and communication are considered part and parcel of the OH&S management system. Thirteen individuals were compensated for noise induced hearing loss in South Africa.

With regard to health and safety, no material improvement notices or fines were issued.

Employee wellness. [LA7] The Barloworld employee wellness programme is proactive and comprehensive with initiatives that include occupational health programmes, primary healthcare, the provision of medical aid or insurance and employee assistance programmes. It covers not only HIV management, but also a range of other diseases. This approach was considered appropriate in order to address all aspects of employee wellness and alleviate the discrimination and stigmatisation of HIV positive employees.

We have 18 onsite clinics in southern Africa that provide a comprehensive range of wellness programmes to 6 120 employees.

HIV and Aids. [LA8] We recognise the extent of the HIV and Aids scourge in the world, particularly in Africa. Therefore, our employees in southern Africa are encouraged to know their HIV status through confidential voluntary counselling and testing.

Over the past three years we have embarked on an initiative to promote knowledge of employee HIV status. In South Africa, approximately 7 500 employees participated in "Know your Status" campaigns at 114 sites during the past two and a half years, with a 78% response rate. Of the participants, 6.8% are HIV positive. The prevalence amongst our employees in other southern African countries varies between five and 20% as determined by anonymous testing or "Know your Status" campaigns. Since adoption of the "Know your Status" programme, over R2 million has been spent on this programme and other prevention initiatives like anonymous testing.

Seventeen employees were placed on ill-health retirement or died as a result of Aids-related conditions at companies served by our onsite clinics. This equates to a staff turnover of 0.32% of employees per annum, down from a peak of 0.56% in 2004. This reduction is attributed to the greater use of antiretroviral medication.

The number of employees and their dependants on antiretroviral medication in South Africa include at least 93 via medical aid schemes, 33 through the company sponsored programme and nine via State facilities.

Absenteeism. **LA7** Absenteeism due to ill health across all our divisions, as an indicator of productivity, is relatively low. For many years our sick absenteeism rate in southern Africa has been in the region of 1.5% and the combined ill-health retirements and mortality from all causes stands at 1.1%.

Human rights. **HR1, HR3** All the countries in which we operate are signatories to the Universal Declaration of Human Rights. The ILO's governing body identified certain conventions to be fundamental to the rights of workers, which were split into four key groupings:

- Freedom of association;
- The abolition of forced labour;
- Equality; and
- The elimination of child labour.

At Barloworld we apply the principles contained in the ILO Guidelines on human rights and all conventions. Barloworld has developed policies and guidelines in relation to employment, labour relations, health and safety, and training and development that accord with the Universal Declaration of Human Rights, the Fundamental Human Rights Conventions and the provisions of the Constitution of the Republic of South Africa, which has an exceptionally strong orientation towards human rights as well as a formal Bill of Rights.

Legal protection of human rights varies in the countries in which Barloworld operates. Where gaps exist between the company's policy or guidelines and the law of the relevant country, the approach adopted is to follow fairness in principle and implementation, with applicable law as the minimum requirement.

All employees are engaged on terms which conform to the labour standards of the relevant country. In South Africa, conditions of employment are closely regulated and a body of legislation and industry charters prescribes employment measures designed to rectify historic prejudices suffered by large numbers of the population.

A number of business units have operations in Zimbabwe. The financial results from these operations have not been included in the group results due to the current economic situation in that country. Our businesses continue to operate and we currently employ 628 people in Zimbabwe. There has been pressure from external sources and investors to withdraw from these operations but we believe that the situation in Zimbabwe will improve. Withdrawing will cause further suffering for our employees and will not benefit our shareholders or any other stakeholders.

Policies preventing discrimination. **HR4** The Barloworld Code of Ethics subscribes to the promotion of workplace equality and elimination of unfair discrimination. An equal opportunity framework is in force throughout the company. Affirmative action and Black Economic Empowerment measures in terms of the Employment Equity and Black Economic Empowerment Acts in South Africa ensure to an extent the reversal of unfair discrimination. We have adopted these corrective discriminations to ensure sustainability of the business in the South African context and mend past social deprivations.

One charge of discrimination has been laid against Barloworld's industrial distribution operation in the United States with the Equal Employment Opportunity Council (EEOC). The complaint was initially dismissed but a second filing has been made and a decision on this matter is still pending.

Freedom of association and collective bargaining. **HR5** Freedom of association is another of the human rights protected by the Barloworld Code of Ethics and Code of Corporate Conduct and is fully supported throughout the company. This right is part of our broader initiative to create value for our employees through the EVC framework. We have a long-standing tradition of


FREIGHTLINER

BARLOWORLD US GETS INVOLVED IN THE COMMUNITY

CE

Barloworld Industrial Distribution US has a strong sense of community. These include Operation Christmas Child, an annual event collecting shoe boxes filled with needed supplies and toys for children around the world. For the past nine years Barloworld Handling has donated the use of rental trucks to help move the packages, and many Barloworld employees have donated their time to help sort and secure the incoming boxes before they are shipped. Operation Christmas Child collects and handles over seven million packages in just a few weeks around the holiday season.

Members of Barloworld Truck Center's (BTC) extended family teach youngsters in local schools about the trucking industry. BTC's purpose is to explain how the industry operates and to promote future interest in a career at truck dealerships. In the picture above, David Melton, BTC technician, explains the function of various parts of a new Freightliner truck to Tunica County's kindergarten class.

recognising and dealing with trade unions that represent our employees. The degree of unionisation of our businesses is consistent with the norm of the respective countries of operations and remains evidence that we promote freedom of association and collective bargaining.

Child labour and forced or compulsory labour. [HR6, HR7] The ILO Convention 138 and 29 explicitly states as its objective "the total abolition of child labour" and "suppression of forced or compulsory labour in all its forms", respectively. In support of these objectives, the Barloworld Code of Ethics prohibits the use of child, compulsory or forced labour and this prohibition is enforced throughout all operations. Barloworld has committed itself to comply with all relevant laws and regulations and to not tolerate inhumane treatment of employees, including any form of forced labour, physical punishment, or other abuse.

For the year under review, there were no incidents of child, compulsory or forced labour in the company.

Employee training on human rights policies. [HR3] Respect for the human rights of employees is enshrined in Barloworld's Code of Ethics and Corporate Conduct, which is communicated to all employees in the course of their induction and training procedures.

Disciplinary appeal practices. As a mandate of our Code of Ethics, formal disciplinary procedures in our company provide a framework for fair, systematic and uniform exercise of discipline in the workplace. The aim is usually to ensure an educational, corrective and valuable outcome. Accountability and responsibility for disciplinary action is vested in line management. An employee, who receives a formal hearing, may typically elect to be assisted by another employee from the same department. In our opinion this promotes transparency and fair treatment of our employees.

In the case of dismissal, a formal appeal may be lodged with the head of the relevant department. Such an appeal will be heard by the senior manager on site. If this is successful, the employee will be reinstated retrospectively with no loss of basic employment benefits. Should an appeal fail, the dismissal will become effective in terms of the original notification.

The Barloworld grievance procedure is intended to create an environment that is conducive to good employee relations by taking prompt and fair action when employees have legitimate complaints. These grievance procedures consist of formal channels for resolving problems as early as possible. Responsibility for settlement of grievances vests in line management. In presenting a grievance, an employee may not be placed at a disadvantage through lack of knowledge or skill. There is a facility for representation by any other permanent employee. An interpreter would not be classified as such a representative.

Barloworld guarantees employees and their representatives, if any, that the use of the company's grievance procedure will not jeopardise either their respective positions or the merits of the case. This acts as a non-retaliation policy.

EXTERNAL STAKEHOLDERS. [4.14, 4.16] At Barloworld we acknowledge that a number of external formal and informal constituencies have an interest in the activities and performance of the group. These constituencies range from shareholders, customers, principals and suppliers, community groupings, non-governmental organisations and individuals.

In conducting our economic activities, we put great value on our involvement in activities that make positive contributions to the well-being of communities and society. In conducting our business, we endeavour to find win-win solutions that deliver on our shareholders' economic mandate without harming the environment or communities. In the subsections that follow, we provide details of our strategies, performance and future challenges as far as our socio-economic involvement is concerned.

Black Economic Empowerment in South Africa.

In November 2004 Barloworld established a formal BEE policy. This policy is translated into shorter term objectives aligned to Barloworld's five-year strategic planning horizon. These are reviewed on an annual basis.

Barloworld Limited operations in South Africa comply with the letter and spirit of Broad-Based Black Economic Empowerment through the application of the BEE policy, which covers all aspects of the generic scorecard.

Direct empowerment.

Equity ownership. Black employees and previously disadvantaged communities should have an equity stake in our South African business interests. We do and will continue to participate in joint ventures and other commercial arrangements with black enterprises. This involvement may include a transfer or sale of equity, as well as skills and resources. All equity transactions should be with active managers rather than passive investors. They must also address the development and training of individuals in small enterprises. Equity participation in Barloworld Limited should be by direct investment at market value. We will:

- Finalise an appropriate BEE structure for the Barloworld group that recognises the leadership role that Barloworld needs to assume, in terms of transformation of the South African economy, ensuring BEE delivers long-term shareholder benefits;
- Promote initiatives aimed at progressing Broad-Based Black Economic Empowerment;
- Identify and pursue BEE opportunities at all levels to either unlock value for the business or preserve current value into the future;
- Choose BEE partners where possible who have both a broad-based ownership structure and can play an appropriate value adding role in our businesses;
- Promote the productive and sustainable participation of black enterprises and black people in Barloworld; and
- Ensure joint ventures or partnership arrangements are meaningfully structured with equitable division of the risks and rewards to each party.

Management.

As an international organisation, Barloworld Limited's board must reflect the international nature and composition of its various business units and the geographic regions in which it operates.

Likewise, management structures of our regional business units must reflect the demographics of the societies in which we operate. In South Africa and other African regions, targets are in place in all business units to ensure that this objective is achieved.

Human resource development.

Skills development and employment equity. We undertake to redress race, gender and disability inequalities present among our employee base and to accelerate the normalisation of this position. We will do this through our ongoing commitment to:

- Ensuring that our workforce represents South African demographics in terms of race, gender and disability at all levels;
- Actively driving internal promotion opportunities through structured development programmes and career planning;
- Encouraging the recruitment of black management talent; and
- Incentivising and rewarding senior divisional managers to achieve progress in this area.

Indirect empowerment. [SO1]

Preferential procurement. [EC6] Barloworld's South African operation's procurement initiative (Barloworld Black Economic Empowerment through preferential procurement) aims to increase our procurement from enterprises that have made significant progress in the area of BEE and are rated as good or satisfactory contributors to BEE, based on the South African Department of Trade and Industry (DTI) balanced scorecard; to reduce the cost of goods and services we purchase; to set affirmative procurement targets for our business units and to monitor and report on our procurement performance. In conjunction with company-wide procurement initiatives, each business is required to actively pursue BEE procurement initiatives. It is the intention to use DTI approved, independent rating agencies, to rate Barloworld's key suppliers' empowerment status.

Enterprise development.

We focus on enterprise development as a means, where appropriate, of increasing our empowerment supplier and customer base. This may entail investment in black-owned and black-empowered enterprises, as well as establishing joint ventures with these enterprises including the transfer of necessary skills to increase the value of the business. Each South African division within Barloworld will set and be monitored against their targets.

Residual issues including corporate social investment (CSI)

CSI is an important component of corporate citizenship. Our CSI spend will focus on projects and initiatives that can be replicated with other communities, either with funding from Barloworld or other donors. An underlying principle is that the majority of the CSI spend goes towards the intended project and not on administration costs.

We will continue to take a developmental and transformational approach to initiatives that are linked to the upliftment of South Africa's black youth in the areas of education, health, sport, welfare and environmental awareness. The Barloworld Foundation is the main vehicle through which we conduct these activities. Our approach includes the allocation of employees' time and skills, as well as appropriate financial resources.

Auditing and reporting.

It is our intention to ensure our South African business units achieve a minimum of 65% in terms of an audited scorecard to enable Barloworld to be classified as a good contributor to BEE.



What is it that makes small to medium-size contractors and plant hirers select Caterpillar machines? We spoke to business owners who have recently bought new Caterpillar machines in Mthatha in the Eastern Cape, and in George in the Western Cape.

All these companies are located somewhat off the beaten track. All are prepared to pay a premium for Caterpillar machines for two important reasons – relationship and value for money.

Les Gardiner, owner of Loyiso ("victory" in Xhosa), has this year taken delivery of new Caterpillar 318C and 320C excavators from Wyndham Brooks at Barloworld Equipment's George depot. He already owns three Caterpillar backhoe loaders and a Caterpillar 312 excavator. "There is a small Barloworld Equipment team in George and that team makes a small guy like me feel important. I also get good service from the Caterpillar machines. They are not the cheapest but it's worth paying extra because you are sure to get a return on your investment."

Further north in Mthatha in the Eastern Cape, Barloworld Equipment recently hosted an open day to introduce potential and existing customers to the new range of compact under-20 ton Caterpillar construction machines. Among the guests was Lwazi Hoza, owner of Umtata Tool Hire. The business was started in 2003 and Hoza has since taken delivery of two backhoe loaders from Barloworld Equipment Mthata, the first in 2004 and the second this year.

BUILDING THE COUNTRY WITH CAT [C]

Hoza says he has not seen the new BHL since he took delivery of it, so popular is this machine. "This is no surprise," he points out. "Contractors had to go all the way to East London to hire earthmoving machines in the past. It's just not worth the cost. I went to Barloworld because it has a service centre in Mthatha," Hoza explains. "The other earthmoving equipment dealers don't. I know a guy next door who can assist me."

Another young Mthatha company, Kwalo's Construction, was launched in 2000 to undertake work including road maintenance and water and sanitation reticulation for municipalities in the former Transkei area of the Eastern Cape and in southern KwaZulu-Natal. Nceba Mndela, owner of Kwalo's, explains that he initially hired machines but then discovered that the monthly repayments on three new Caterpillar machines (a 318C excavator, CS533 roller and 120H grader) were about the same as hiring one grader for a month. Mndela took delivery of the 318C in September last year, the CS533 in October and the grader in March this year. A second Caterpillar 120H grader is on order. Why does he buy Caterpillar? "They are good machines and they have backup," he says simply.

Performance in empowerment related areas during 2006. Direct empowerment. [SO1] *New equity transactions in 2006.* Barloworld Motor Franchises (South Africa) has been awarded a Level 6 BEE rating on the basis of the BBBEE Codes of Good Practice that were released at the end of 2005.

Previous significant equity transactions, all of which are progressing well, include the following:

- In 2005, a 25% stake in our Logistics Africa business was sold to the Letsema Consortium, led by Mr Isaac Shongwe. Letsema paid R118 million for its stake and Mr Shongwe has taken an executive position in the company. His track record in the logistics industry has helped him to integrate immediately into the management of the logistics business;
- NMI-DSM joint venture in KwaZulu-Natal operates the flagship DaimlerChrysler brand campus representing the brand centres for:
  - Mercedes-Benz, Car Group
  - Chrysler/Jeep
  - Mitsubishi Motors

  This joint venture has set the benchmark for BEE deals in the motor retail industry; and
- Afripack is operating well under Nozala Investments, who purchased 75% of the business. The company continues to meet its profit and growth forecasts, and Nozala has repaid the vendor loan to PPC one year early in October 2006.

Board composition. We continue to make progress in this area with Mrs S Mkhabela being appointed to the board as an independent non-executive director during the year. *Human resources development.* All of our South African businesses have employment equity plans, which have been agreed with our various employee representative organisations and have been lodged with the Department of Labour. These are also monitored at divisional board level. Comprehensive internal training programmes are in place at all levels.

Indirect empowerment. [SO1] Our BEE procurement initiative has continued to deliver good results with the procurement of goods and services from empowered companies of R346 million in 2006.

In 2005 we launched The Barloworld Siyakhula Enterprise Development Fund and have approved initial capital of R20 million. This initiative will coordinate and incorporate all of the projects initiated by the divisions. A report on its progress will be made for the first time next year.

The fund's objectives are to bridge the socio-economic divide and contribute to the process of transformation, job creation and skills transfer through partnerships.

Barloworld Siyakhula is:

- committed to driving entrepreneurship, business growth and sustainability
- will offer financial and functional support in order to drive enterprise development and business transformation thereby creating and sustaining business for the future

Barloworld calls on its suppliers, contractors and consultants – all key stakeholders – to engage with Barloworld Siyakhula in achieving its enterprise development objectives.

In addition to financially supporting organisations, Barloworld Siyakhula will also provide:

- Business assessments in order to find appropriate enterprise development projects
- Debt and equity finance in order to facilitate BEE transformation
- BEE partner sourcing and assessment for BEE ownership transactions
- Business valuation and financial structuring for BEE ownership transactions
- Development of comprehensive investment proposal documentation for submission to the Barloworld Siyakhula investment committee
- Assistance in business formation, systems and implementations
- Adoption of a side-by-side approach to nurture entrepreneurs through transfer of business and managerial skills
- Adding value at strategic and operational levels

The role played by Barloworld Siyakhula in assisting the business units with enterprise development is an important one to the group as Barloworld Siyakhula will introduce suitable black or empowered partners into existing suppliers and other potential business, fund the acquisition of equity by such black or empowered partners and provide management services and expertise.

Auditing and reporting. Due to the delay in the publication of certain of the Department of Trade and Industry's Broad-Based Black Economic Empowerment Codes of Good Practice (the Codes) it has not been possible to conduct a quantitative assessment of our overall performance and accordingly the implementation of this has been postponed until 2007.

Stakeholder engagement. [4.14] Our activities have impacts on a range of stakeholders, including shareholders, business partners along the value chain, management, employees and employee representatives, communities in and around our operations, customers, principals and suppliers, other affected and interested groups, and authorities. As a result, we view stakeholder engagement as a formal relationship management process whereby all stakeholders' interests are taken into account, including the reduction of risk, maintenance of social licences to operate and the advancement and management of our financial, social, and environmental performance.

Membership of industry and business associations and advocacy organisations. At Barloworld, participation in industry and business associations has allowed us to learn about and improve our good business practices. Through such participation we have also been able to positively influence our business

Professional association membership [4.13]

South Africa	Other countries	International
Cement and Concrete Institute	Australian Chamber of Commerce	World Business Council for Sustainable Development
Waste Management Institute	Victorian Automobile Chamber of Commerce	Commonwealth Business Council
South African Paint Manufacturers Association	Botswana Motor Traders Association	International Lime Association
South African National Automotive Dealer Association	RMI Namibia	NOVA Paint Club
South African Motor and Body Repairers Association	Danish, Norwegian and Swedish Car Rental Associations	Society for Photo-Instrumentation Engineers
South African Vehicle Rental and Leasing Association	The Laser and Electro-Optics Manufacturers Association (North American)	
Aggregate and Sand Producers Association of South Africa	Optical Society of America	
Association of Cementitious Material Producers		
Institute of Quarrying (SA)		
National Lime Association		

partners, particularly those along our value chain. We also value dialogue that emanates from our involvement in advocacy organisations.

Shareholders and other providers of capital. As a publicly listed entity, we have responsibility to our shareholders and providers of capital to deliver economic performance that is in line with their mandates and expectations. For our shareholders, sustainable outcomes are driven by the need for the consistent supply of products to world markets. As a corporate citizen, we also take it upon ourselves to ensure that we communicate the need to balance economic performance with environmental and social performance imperatives.

Barloworld has a simple shareholder structure with over 98% of our shares held by institutional investors. Approximately 75% of these are based in South Africa with the balance being mostly in the United States and Europe. The company borrows from a range of South African and multinational banks.

On 30 September 2006, out of a total capitalisation of R26.0 billion, R14.4 billion was equity and the balance was debt.

Barloworld shares have a primary listing on the JSE Limited and secondary listings on the Brussels, Frankfurt, London, Namibian and Swiss SWX exchanges.

At 30 September 2006, beneficial owners of more than 5% in the company's issued share capital were the Public Investment Corporation (17.2%), Sanlam Asset Management (8.7%) and Stanlib Asset Management (6.0%). The portfolios of 20 institutional investment companies account for 63.6% (2005: 63.1%) of the company's issued share capital.



CATERPILLAR ENGINE SALES GROWING IN SPAIN

PS

Vossloh Spain is currently manufacturing 160 locomotives for the French state railway SNCF. The locomotive has a modular design. The power plant has a Caterpillar engine sold by Barloworld Finanzauto and an Alstom AT4 generator.

Barloworld Finanzauto has been working hard with Vossloh in Valencia to develop the power plant package. The power plant is assembled in the Barloworld Finanzauto facilities in Arganda de Rey (near Madrid). Rails, gauges, heat shields, converters and even a cast part between the engine and the generator designed by the Barloworld Finanzauto engineering team, add value to the Caterpillar products.

The power package has been designed to meet the Vossloh/SNCF requirements. Several tests have been run in the test bench of Arganda del Rey and Valencia Vossloh factory to check the SNCF, Vossloh and Caterpillar standards. Reliability and maintenance are key points in this project. The first power plant package was delivered in 2005 and the last will be in 2008.

Barloworld's investor relations programme. Shareholders and financial analysts are increasingly asking questions about the sustainability of our operations. As a diversified company with global operations, the importance of maintaining a sound investor relations programme cannot be overstated. It also follows that we regard transparency and disclosure to be vital elements of our governance practice.

Customers. [4.14] We supply our products and services to customers in the corporate, industrial, retail, and wholesale sectors. Our products, from earthmoving equipment to paints, are of wide-ranging utility to a range of customers.The sectors in which we are active also means that we have customers whose requirements vary widely.

Customer satisfaction. It is vital that our customer responsiveness includes regular dialogue with direct customers and other end-users of our products. In addition to one-on-one contact and focus meetings, most of our businesses conduct independent customer satisfaction surveys or have external communications programmes. At Barloworld, the value of customer satisfaction is not underestimated and we believe that satisfied customers are likely to be loyal customers. To ensure that high levels of customer satisfaction are achieved and maintained, continuous measurement activities ensure that we keep our eye on the ball, and therefore remain competitive.

Our response mechanisms to customer feedback may focus on improving areas of weakness including responsiveness of business units, reliability of service, promptness of delivery, product availability, the competence of our staff and understanding of our customers' businesses. Customer feedback may also be used to improve our product offerings in innovative and cost-effective ways.

Consumer privacy. Barloworld values customers' rights to privacy, especially the rights of individuals who have direct or indirect contact with our staff. Consumer privacy is enshrined in our Code of Ethics (see page 41) and there were no substantiated complaints or breaches thereof in 2006.

Customer health and safety. Throughout our businesses, customer and consumer health and safety are a top priority.

Principals and suppliers. The nature of our value chain has led to the nurturing of close relationships with a number of capital goods manufacturers including Caterpillar Inc., NACCO (providers of Hyster lift trucks), DaimlerChrysler (Freightliner trucks and Mercedes-Benz passenger vehicles and trucks) and other leading automotive manufacturers. Another key stakeholder grouping includes organisations from which we license brands and technology, including Avis Europe plc. Acquisition channels such as travel agents, airline and tour operators and providers of supportive systems are also important to Barloworld Motor.

Our policy requires providers of materials and services to maintain policies and procedures within their own organisations that promote the protection of the rights of employees and customers. We contract services from outside parties only where such parties comply with the human rights regulations of the relevant country.

A high proportion of payments for goods provided and services rendered are made in accordance with agreed terms across all divisions in the group. Caterpillar Inc accounted for some US$1 135 million (2005: US$850 million) of the purchases of the equipment business. No other supplier represented 10% or more of our purchases in any business and in no country did our purchases represent more than 5% of GDP.

Advertising. [PR6, PR7] Barloworld complies with not only the advertising codes in the countries in which it operates, but also with societal norms and expectations. Advertising in South Africa is governed by the policies as set out by the Advertising Standards Authority of South Africa (ASA), an independent body that promotes self-regulation within the communications and advertising industry, and in Australia by the Advertising Standards Council of Australia (ASCA). Advertising in the motor division is done strictly in accordance with manufacturer or principal guidelines. No breaches of advertising and marketing regulations were reported during the year under review.

Product information and labelling. [PR3, PR4, PR5] No instances of non-compliance with any regulation concerning product information and labelling, nor any penalties or fines for any breaches were recorded in the year.

Communities. [SO1, 4.14] Our approach to the communities in which we operate is an integral part of the way we manage our business. We recognise our major impact on the social, environmental as well as economic well-being of communities where our operations are situated, especially in Africa.

We have a long history of involvement in corporate social investment (CSI) which is guided by our VBM philosophy. We address the question of creating value for our communities at a series of levels and intensities in the regions where we operate. Where we have substantial operations our community focus is on the host communities and where our employees live. A typical example would be a cement factory in South Africa, where we are the primary employer in the town where it is located. In these circumstances we are intimately and directly involved in all aspects of that community's life, from the schools to the roads to community forums.

Investing money and skills. A CSI programme focused on southern Africa is managed by the CSI department in our corporate office in Johannesburg. The programme operates at a strategic level on behalf of the company operations across diverse industries and geographic locations. Care is taken to ensure that initiatives are sustainable, manageable, relevant and focused on generations of social return in the form of improving lives.

Strategic direction and guidance are provided through regular meetings which are attended by the CEO, a non-executive director, two executive directors and three executives from the corporate office.

On a more limited scale, social investments also take place at operations level in the organisation, support being offered to a wide range of charities, development projects and NGOs often focused on the areas in which they do business or linked to specific industries and involving their products and services.

At Barloworld, we are committed to allocating 1% of the company's global profit after tax to CSI activities. In 2006 the company made financial contributions worth R17 million (2005: R21 million) and R1.8 million's worth of volunteered time to its development partners and community projects.

The approach of the corporate programme is to seek long-term development partnerships with a few carefully selected non-governmental organisations (NGOs) that are credible, accountable and can demonstrate the ability and capacity to deliver the services they undertake.

From the perspective of the corporate programme, these NGOs have a wide geographic reach to ensure that they can benefit the country as a whole. The exception to this rule involves pilot projects that represent emerging best practice, which could subsequently be replicated and deliver positive impacts on policies and delivery systems.

Barloworld often seeks representation on our CSI development partners' boards or management committees, adding value through executive time and skills as well as funding.

During 2006 Barloworld created employee volunteering guidelines. Our community value programmes are about much more than just funding non-profit organisations. A key component in its success is the time and skills Barloworld employees contribute to communities. Our employees find volunteering rewarding and fun. The excellent results of their efforts are something we are very proud of and they inspire the whole company. We also believe that support for employee volunteering sets us apart in the eyes of our stakeholders and customers.

Sources of CSI 2006


9%
91%
Donations
Volunteerism

Volunteerism in Barloworld 2006 R1.8 million


9%
91%
Southern Africa
International

Our employees volunteer in a variety of ways, offering time and talents to assist a range of organisations working to improve quality of life and develop communities. Barloworld is rolling out a time release policy whereby employees can use one day of work time per annum to participate in volunteering activities. This policy is intended to ensure that time donated by the company to support volunteering can be accounted for and that the organisations supported and activities undertaken are eligible. It also helps us to report on employee volunteering and what our employees have achieved.

We will not support volunteering efforts that are on behalf of political groups; organisations that benefit

CSI spend in 2006*	Category	Spend (Rands)
Johannesburg Philharmonic Orchestra	Arts	250 000
Buskaid	Arts	250 000
Business and the Arts SA (BASA) Artworks	Arts	175 000
Business Against Crime	Combating crime	476 000
University of the Witwatersrand – Engineering	Education	2 000 000
CIDA University	Education	1 000 000
Rhodes University – library renewal and expansion project	Education	500 000
REAP	Education	150 000
Mindset	Education	1 000 000
Penryn College	Education	250 000
Make a Difference Foundation	Education	175 000
Endangered Wildlife Trust	Environment	500 000
LoveLife	Health	250 000
Business Trust	Job creation	248 107
Men on the Side of the Road	Job creation	200 000
Africa Leadership Institute	Leadership	1 455 809
National Business Initiative	Leadership/ sustainability	888 043
Cambridge Programmes for Industry – Prince of Wales' Business and Environment Programme	Leadership/ sustainability	150 000
President's Award for Youth Empowerment	Leadership/ sustainability	114 000
NOAH – community-based ARKs for Aids orphans	Welfare	500 000

** Full details of beneficiaries and Barloworld management involvement available from Jennifer Smith, Head CSI, at jennifers@barloworld.com*


CSI spend 2006
R17 million
15%
5%
4%
6%
36%
24%
2%
5%
3%
Arts
Environment
Job creation/BEE
Policy monitor and advocacy 0%
Sports
Education
Health including HIV and Aids
Leadership development including sustainability
Safety and security
Welfare



BARLOWORLD LOGISTICS VOLUNTEERS TO HELP CE

Barloworld Logistics' 2005 CSI initiatives created such a positive impact for both employees and their beneficiaries that the decision to continue allocating an additional day's leave in 2006 to each employee to participate in a CSI initiative was not questioned.

From DIY, to gardening, caring for the aged, orphaned children and homeless folk, our Barloworld Logistics employees did us proud again this year with the variety of CSI initiatives they participated in across the country. Forty-four different teams within the business either participated individually or joined with other teams to make a difference in our society. Some initiatives continue to progress throughout the year, others have become annual events. Thanks have poured in from many of the very grateful beneficiaries.

specific individuals or their families; organisations that discriminate on the basis of race, colour, religion or gender; or religious organisations that exist solely for religious purposes (but welfare organisations set up or run by religious groups are eligible). We encourage employees to create and maintain a long-term relationship with their chosen organisation. This increases trust and understanding between the employees and the non-profit organisation. It also creates greater opportunity for skills transfer and for sustainable impact.

One of these projects is "Men at the side of the road" which aims to train and place unemployed people who gather on the side of the road everyday in designated areas for people to give them work.

Managing community impacts. [SO1] Our direct and indirect impact on the economic well-being of communities where our operations are situated in South Africa, southern Africa and Australia, includes employee salaries and the multiplier effect on the families our employees support. Logistical improvements along our supply chain have resulted in outlying communities having greater access to our products. In as much as some of our suppliers are solely dependent on us, we are also a major source of revenue for local governments where we operate.

In line with emerging broad-based black economic regulations in South Africa, transformation and empowerment objectives such as black economic empowerment, job creation and enterprise development, which were originally dealt with through CSI, have now been integrated into our business model and have become line function responsibilities.

Government. [4.14, SO1] Governments are important stakeholders for all our businesses. We maintain regular interactions between our senior management and key members of Government departments and portfolios in South Africa in order to stay abreast of Government thinking and initiatives. At a local level, we work closely with local municipalities on areas of mutual concern.


BARU
TGL203

SUBARU SOUTH AFRICA – TAKING THE CARS TO THE PEOPLE

C

Subaru's vehicles are being marketed with a strong "lifestyle" bias, says Subaru SA managing director Teresita van Gaalen. "They enable people to be able to enjoy the best of the outdoors by allowing them to go places which might be out of the question in a conventional two-wheel-drive vehicle".

During a period of significant growth and surge in visibility of the brand, the Subaru challenge this year has been to take our cars "to the right people". Which is why, in the past year, we have dedicated our efforts to taking the brand into those arenas we believe share the greatest parallel identity with our vehicles – mountain biking and horse riding.

The three-day Subaru Sani2c mountain bike race is a test of rider and machine, endurance (physical and psychological), durability and toughness. Tenacious and uncompromising, striking the right balance and expertly handling the forces of nature, these individualists understand the uniqueness of a vehicle engineered to handle these exact terrains with equal power distribution through the All Wheel Drive and Horizontally opposed boxer engine features. The off-road cycling fraternity is "a perfect fit for us," says van Gaalen, "because they are fit, individualistic and uncompromising. And," she says, "they're are also incredibly nice people."

Subaru also ventured into unchartered terrain this year through its sponsorship of the Fauresmith 200, a three-day 480 km endurance horse race staged in the southern Free State. The event, which has been running for the past 33 years, is the biggest of its kind in the world. Recognising the commitment and drive of the organisers and competitors as those qualities we share for our brand, the partnership between Subaru and Fauresmith 200 was clinched this year through our sponsorship of support vehicles for the event.

Materials used [EN1]

Major material	Unit	Total	Division
Acetone	Kℓ	2	Scientific
Acids	Kℓ	62	Equipment and Scientific
Additives and colourants*	Kℓ	12 207	Coatings and Cement
Aluminium	tonnes	37	Equipment and Scientific
Cardboard	tonnes	892	Scientific
Coal	tonnes	985 227	Cement
Dolomite	tonnes	151 630	Cement
Emulsions and alkyd resins	tonnes	33 938	Coatings
Extenders and fillers	tonnes	758 576	Coatings and Cement
Glass	tonnes	2 061	Scientific and Motor
Gypsum	tonnes	212 589	Cement
Limestone	tonnes	10 403 151	Cement
Lubricants	Kℓ	12 971	Logistics, Industrial Distribution, Motor, Equipment, Scientific and Cement
Methylene chloride	grams	4,000	Scientific
Packaging materials	tonnes	318	Scientific
Paints and oils	Kℓ	1 049	Industrial Distribution and Motor
Paper	tonnes	347	Motor, Equipment, Scientific and Coatings
Polymer	tonnes	4 022	Scientific
Solvents	tonnes	19 705	Motor, Scientific and Coatings
Steel	tonnes	268	Scientific
Tyres	units	327	Logistics, Motor and Equipment
Wood	tonnes	64	Equipment and Scientific
Other			
Maintenance spares	Millions	R20 – R25	Logistics
Packaging materials	Million units	133	Coatings and Cement
Aerosols	litres	21 552	Coatings and Industrial Distribution
Nitrogen	litres	314	Industrial Distribution

** Lower than last year due to continued substitution of vesicluated beads in products in place of more expensive titanium dioxide (tonnes)*

Political lobbying and political donations. SO5

We regularly engage lawmakers on matters affecting our businesses around the world. We do not retain professional lobbyists anywhere and our approach is always transparent and constructive.

We do not fund political parties or their candidates.

ECONOMICS. EC1 **Value added statements.** (see page 38) **Market share.** National sales do not represent more 5% of GDP in any country in which we operate, although Barloworld divisions tend to have a strong representation in local markets where they operate. Equipment in southern Africa, car rental in southern Africa and Scandinavia, as well as coatings in South Africa have market shares of greater than 25%. Similarly the cement division's market share in Botswana, South Africa and Zimbabwe exceeds 25%.

NATURAL RESOURCES. Environmental legitimacy is one of our 10 Pillars of Sustainability. As an organisation we seek to be environmentally sustainable, reflected in the way we utilise our natural resources and the way we conduct our business.

Management systems and processes. The major environmental impacts across the group include energy consumption and greenhouse gas emissions emitted from our motor, logistics and cement divisions. Other environmental issues include the responsible use and disposal of chemicals, use and disposal of batteries, oil and tyres. Due to the increasingly stringent compliance requirements, particularly in the EU, and customer demand for ISO 14001 certification, we are implementing management and monitoring systems to mitigate our deleterious environmental impacts.

Certified management systems. The majority of Barloworld's manufacturing sites are either ISO 14001 certified or operate to an internal standard system designed to produce similar results. However, due to the stringent compliance requirements and imperatives for ISO 14001, our company has an ongoing process of ISO 14001 certification which is aimed at ensuring all manufacturing operations are compliant. As we operate in



PPC GIVES BLIND BRICKMAKERS A HELPING HAND CE

"People with disabilities are often given simple projects or tasks to carry out. I chose brick making as it requires physical strength and precision; and bricks are essential even for the simplest building project, not to mention large developments." Ruth Mochobane, founder of the Soweto Blind Brickmakers project.

PPC Cement donated two new hand-operated concrete mixers to the Soweto Blind Brickmakers in Orlando East, south of Johannesburg, which will assist in increasing the project's cement brick production capacity.

The Hand-Y-Mixer, does not require electricity, is easy to move and store and needs very little maintenance – the ideal solution for the Soweto Blind Brickmakers.

The cement brick making project was started in 1988 by Ruth Mochobane, a feisty blind woman, who took it upon herself to become an economically active individual in the community. The project has grown from the initial three volunteers to 14, all of whom receive training and skills development and in this way they have become a formidable team.

PPC's involvement with the Soweto Blind Brickmakers goes back many years when the company donated a cement brick making machine to assist Ruth in realising her dream of starting a sustainable enterprise for blind people.

Energy usage 2005/2006 EN3

Division	Electricity (MWh) 2005	2006	Fuel (Mℓ) 2005	2006	Natural gas (tonnes) 2005	2006
Cement	592 556	650 000	12.6	12.3	nr	nr
Coatings	40 101	41 117	6.2	5	103	110
Corporate and other	nr	5 653	12.8	14	nr	nr
Equipment#	23 140	15 692	4.7	7.4	nr	nr
Industrial Distribution	nr	16 110	nr	5.3	nr	3.9
Motor	74 619	53 788	21.4	11*	nr	nr
Scientific	nr	21 482	nr	nr	nr	nr
Barloworld total	**730 416**	**804 112**	**57.7**	**55**	**103**	**113.9**

** The current usage is based on the division's internal consumption, not that of the customer base*
 # Equipment Iberia has been excluded from this table
nr not recorded

Emissions EN19

Division	CO_2 (tonnes)# 2005	2006
Cement	nr	5 415 497+
Coatings	3 364	3 949
Corporate and other	35 146	38 441
Equipment	16 996^	22 403
Industrial Distribution	nr	38 136
Motor	51 704	29 019*
Scientific	nr	4 968
Barloworld total	**107 210**	**5 552 413**

 # Calculated based on reported petrol, diesel and natural gas consumption figures
+ Includes coal for cement production
** The current emissions are based on the division's internal fuel consumption, not that of the customer base.*
^ Excludes natural gas consumption
nr not recorded
CO_2 emissions have been calculated using the GHG protocol factors for natural gas and fuel use (www.ghgprotocol.org)

a multitude of locations, standardised environmental management systems will enable us to better respond to issues and achieve consolidated good corporate citizenship. It is also increasingly a competitive advantage to standardise management systems across our operations.

Non-certified sites. Environmental impacts at non-certified operations are managed through annual risk management audits and the Barloworld environmental minimum compliance guideline. The objective is to certify all of our operations.

Reducing our environmental impact. Each operation is responsible for its own specific environmental management, taking full cognisance of the requirements of the broader organisation and ISO 14001 requirements. Our divisions have varying strategies in place to mitigate negative environmental impacts.

Product and service stewardship. Product and service stewardship is of utmost importance in our company. Therefore, initiatives for stewardship in our own brand technologies include analytical services to guarantee quality of product. This includes adhering to the ISO standards.

Where we represent other companies' brands, all our original equipment manufacturers are of international reputation and comply with international standards and norms. Other initiatives include efforts to improve product design so as to minimise negative impacts associated with the manufacturing, use and disposal of materials.

In a limited number of our divisions, we assess and manage our supply chain in respect of outsourcing and supplier sustainability performance, applying key performance indicators and implementing supplier accreditation policies, which entail environmentally friendly supplying.

Barloworld environmental policy. Our adoption of the G3 is a commitment towards reporting transparently and comprehensively. We are now able to publish quantitative company-wide data with the internal collation of statistical information from all our operations into a central database. There are still, however, gaps in the information against which we are unable to report; we are giving priority to those issues that are most relevant and material to our businesses. We believe that if, as an organisation we collate all relevant environmental information, we are in a better position to articulate more care for our natural environment through comprehensive analysis and subsequently reduce our impact on it. This will also assist in our quest to be a leader in good corporate citizenship.

It will also be incumbent upon us to ensure that we work closely with our business partners along the value chain to obtain buy-in and which could result in collective action. We will be embarking on this process in 2007.

Resource use. [EN1, EN2] **Materials.** The broad range of products and services offered by Barloworld implies usage of a diverse range of materials. The major

BARLOWORLD POLICY ON CLIMATE CHANGE.

As we strive towards fulfilling the role of good corporate citizen, Barloworld:

- Recognises with concern scientific evidence that points to adverse impacts that human activity is having on the planet, particularly in the area of climate change as manifested by rising sea levels and high frequency and intensity of extreme weather events;
- Recognises that climate change poses a serious threat to sustainability;
- Recognises the importance of the United Nations' Framework Convention on Climate Change and the Kyoto Protocol; and
- Acknowledges, that as a global player, we have a role to play in implementing measures that will contribute to the mitigation of these negative impacts.

In light of the above, Barloworld's future strategy on climate change will consider the challenge at hand and commit to:

- Addressing our activities that contribute to climate change;
- Monitoring air pollution and greenhouse gas emissions;
- Monitoring the consumption of non-renewable energy and fossil fuels; and
- Extending of our Value Based Management principles to support initiatives that are aimed at minimising our contribution to climate change.

One of the first steps in tackling the challenge of climate change is the understanding of our carbon footprint. The diversity of Barloworld's operations necessitates that we make a firm commitment to determining the extent of our carbon footprint. Only once we fully understand our footprint can we set short to medium-term targets and monitoring mechanisms for implementation by our divisions across the globe.

BARLOWORLD ENVIRONMENTAL POLICY*

Our environmental strategy is to strive to minimise the environmental impacts of our operations. Environmental considerations form an integral part of daily business, including management planning, capital expenditure and operating procedures.

Clear reporting structures at all operations culminate in compliance with relevant legislation and adherence to this policy being reported to the risk and sustainability subcommittee, and from there to the board of directors.

In all operations we undertake to:

- establish clear accountability for environmental performance with top management;
- comply with relevant environmental policies and laws, and other standards and codes of practice to which the company subscribes;
- carry out life cycle assessments of products;
- strive to minimise the impacts of our activities on the global, regional and local environment by:
  - developing environmentally sound processes and products;
  - optimising resource utilisation efficiency;
  - minimising emissions and wastes;
- promote environmental awareness in our operations to ensure that everyone has the skills and knowledge to comply with this policy;
- maintain open dialogue with stakeholders to promote environmental protection and social upliftment;
- participate with government and other bodies in developing effective legislation and standards to safeguard the health and safety of workers, and quality of the environment;
- encourage suppliers and contractors to provide environmentally sound goods and services; and
- develop contingency procedures to deal with unscheduled occurrences and community concerns.



Environmental management systems will be implemented in all operations to guide and track progress in meeting predetermined objectives and targets, and to demonstrate environmental responsibility and accountability at all levels of management and continual improvement of environmental performance through self-assessment and auditing.

Barloworld is committed to regular assessment of its environmental performance and policy, and to report thereon annually.

** This is a summary version of the full policy statement, the full text of which can be found on our website at www.barloworld.com.*

BARLOWORLD'S CONTRIBUTION TO SOCIETAL CHANGE IN SOUTH AFRICA FROM THE 1970s TO TODAY

CE

This extract is from Unisa's Centre for Corporate Citizenship case study "A study of Barloworld's approach towards contributing to societal change in South Africa from the 1970s to today."

It was in the 1970s that the CS Barlow Foundation was established. It was also when the company redefined its labour relations policies to include black workers and developed the structures of collective bargaining that were to contribute towards the social institutions that followed. The Soweto riots of 1976 contributed towards big business collaborating for the first time on issues of societal change, and the Urban Foundation was established. This, along with other collaborative business structures, led to the formation of today's National Business Initiative (NBI).

It was during the 1980s and 90s that the response of big business to an impending social crisis, and the participation of Barloworld, really gained momentum. The company contributed to the development of a number of national tripartite forums that saw business, labour and government sitting around the same table for the first time in South Africa's history. It also drove regional forums that aimed to address the social challenges of specific communities, two of these being the Middelburg Forum and the Stutterheim Foundation.

The company was a key business participant in the development of the Peace Accord and other structures that contributed to a peaceful transition in 1994. This Peace Accord process was chaired jointly by business and church interests, and Barloworld participated as chairman on behalf of business, as host to many of the proceedings and as negotiator and a facilitator of many disputes between the parties. Through these forums, the company was also a lead player in contributing to the role of South African big business in the 1994 elections.

Throughout this period, the company's corporate social investment (CSI) programme grew and adapted to the changing social challenges of South African society. It was started with a goal of contributing towards better educational opportunities for the majority of South Africans, and expanded to include projects in entrepreneurship and the delivery of urban housing. Today its focus is much wider, and includes the support of healthcare, environmental and leadership development, arts and youth initiatives. With the opening up of South Africa to international markets the company broadened its focus on societal change to include the support of institutions that seek to promote and develop a more sustainable role for business in addressing the societal and environmental challenges facing the world.





Integrating PPP Logistics

– ensuring private sector standards of delivery in the public health sector





Barloworld
Logistics





INTEGRATING PUBLIC-PRIVATE PARTNERSHIPS (PPP)

CE

As the first new large-scale hospital built in South Africa after democracy, the Inkosi Albert Luthuli Central Hospital (IALCH) in Durban is equipped with 850 beds, 19 theatres and treats some 14 000 patients monthly. To improve issues of service and resources in public hospitals, IALCH was first to implement a public-private partnership (PPP). Barloworld Logistics was contracted to improve the quality of IALCH healthcare services to patients.

In 14 months, Barloworld Logistics made significant quality contributions to IALCH's operational functions. At a warehousing/inventory level, accuracy of medical supplies in stock improved to 98.98%, with availability of these goods increasing to 95.5%. Corrections to stock records reduced the stock variance to just 0.1%. The company also optimised the hospital's ERP system, removing all manual processes and implementing initiatives aimed at boosting staff morale. This enabled the hospital to focus on its primary function, thereby improving its quality of service and standards of practice.

Barloworld Logistics was awarded a silver certificate for outstanding logistics performance at this year's Logistics Achiever Awards ceremony and were especially commended for the impact that this project has made on the community and all involved stakeholders.

resources, other than water, that we report on indicating volumes and the business unit in which they are predominantly used.

Our resources are as diverse as our operations and include waste products, minerals and manufactured materials. As part of the supply chain process, we ensure that all of our resources are sourced from credible suppliers, who practice sound environmental and quality principles.

Waste materials used in our processes include spent pot liner (SPL) from furnace operations which are sourced from steel manufacturers and used in our cement production process (please see page 100 for further information). The use of this material reduces the quantity of waste produced by our suppliers and aids in our production process. The remainder of the waste products used in our process total less that 1% of the total materials used.

Energy. [EC3] Barloworld recognises that energy is a scarce and valuable resource. Most of Barloworld's operations are not significant consumers of energy; however, coal and electricity are used in significant quantities by our cement operations. Petroleum products are used by cement, motor, equipment, industrial distribution and logistics operations all of which own or operate fleets of vehicles running on petroleum products.

The PPC capital programme at the Dwaalboom kiln, which will result in at least 15% reduction in energy consumption in the cement business, has progressed during the year and should be complete by the first quarter of 2008 which is in line with the projected schedule.

Water. [EN8, EN9] Barloworld operations source most of their water requirements from municipal and local government water supply systems. Only our cement operation uses substantial quantities of water from underground sources, dams and the Berg River in the Western Cape, but has no significant impact on any water-related habitats or ecosystems.

Water usage (Mℓ)

Division	2004	2005	2006
Cement	3 095	2 507*	2 848
Coatings	nr	238	206
Corporate and other	nr	nr	113
Equipment	nr	153	141
Industrial Distribution	nr	nr	39
Motor	nr	328	501
Scientific	nr	nr	nr
Barloworld total	3 095	3 226	3 848

** restated*
nr not recorded

Discharges. No water sources, related ecosystems or habitats are significantly affected by discharges of water or runoff from our operations. In coatings all effluent water is treated and sampled prior to being discharged into the municipal rain water systems at all factories. In cement operations no water is discharged from the cement manufacturing process. Water is mixed with lime filter dust at the lime manufacturing operations and disposed of as sludge in evaporating ponds.

Total recycling and reuse of water. **EN10** The new water recycling plant which was installed at the International Chemical Corporate (ICC) division of coatings in the latter part of 2005. Recycling began in 2006 and targets will be set once recycling capacity has been evaluated.

A project in the cement division to recycle sewage water to process water has begun in a small number of operations. Water recycling will remain an integral part of the Dwaalboom expansion project (please see page 133 for more detail).

Emissions. **EN16, EN17, EN18** The process of cement and lime manufacture results in substantial emissions of CO_2, approximately 780 kilogram for every ton of product manufactured. PPC is a signatory to the South African Energy Efficiency Accord via the Association of Cementitious Materials Producers. This commits us to improving energy efficiency and reducing emissions of greenhouse gases.

The installation of equipment at the PPC operations to measure the NOx and SOx emissions will take place in 2007. These operations have set internal ambient air quality targets and the process will be refined and monitored throughout the year to ensure that these targets can be reported on in the next report for these operations.

Waste. **EN22, EN24** All wastes are disposed of responsibly through reuse, recycling, recovery, incineration or landfilling. Wastes generated include: acids, batteries, glass, lubricants, steel, packaging, pallets, paper, plastic, solvents, tyres and water. Volumes are not reliably quantified across all the divisions.

Hazardous waste is generated at a number of the manufacturing sites of Barloworld. The waste is collected from the sites by registered hazardous waste contractors and disposed of at registered hazardous waste sites.

The most hazardous substance used is spent pot liner (SPL), which is used by PPC. In South Africa, SPL is used as an alternative source of fuel and raw material at several operations in the Eastern Cape, North West,

Biodiversity

Division	Area affected (ha)	Vegetation type	Other flora
Cement	1 330	Fynbos	
Cement	16 000	Bontveld biome	
Cement	2	Renosterveld	
Scientific	2		Specific horticultural species
Total	**17 334**		

Gauteng and Limpopo provinces. The material is classified as hazardous in terms of South African legislation. Authorisation for its use has been obtained and storage facilities were approved by the Department of Environmental Affairs and Tourism and the Department of Water Affairs and Forestry in 2006. A total of 16 411 tonnes of SPL was used by PPC during 2006.

We do not have the systems in place to follow our products from cradle to grave as many products are not measured by our customers in terms of reclamation.[EN15]

In cement and lime the risk of contamination of the product during use, thereby impacting on product quality, prevents recycling or reuse of product materials. Waste generation is reduced by the provision of technical support to consumers in the form of mix designs and quantity estimates, both for optimal use of product and waste reduction.

Biodiversity. [EN11, EN13, EN25] The majority of our operations are conducted in industrialised and urbanised areas and accordingly have minimal impact on terrestrial, fresh water and marine environments, or biodiversity-rich areas. The exception is our cement operation which operates on approximately 17 332 hectares of land classified as high biodiversity value, rare or endangered vegetation.

During 2005, PPC applied for a prospecting licence to determine the viability of gypsum reserves in the Knersvlakte bioregion in the Western Cape, South Africa. The environmental management plan for prospecting activities includes a comprehensive rehabilitation programme to establish the nature and rate at which the sensitive Knersvlakte vegetation will recover from disturbance through mining activity. The application process was halted due to responsibility for the process being moved to the Department of Minerals and Energy.

At the Riebeeck factory in the Western Cape considerable effort has been made to modify the waste dump profile and footprint in order to preserve the scarce Renosterveld. At Grassridge, a multi-stakeholder environmental monitoring committee interacts with the Grassridge personnel on a regular basis to ensure protection of the Eastern Cape Bontveld biome. A comprehensive programme of temporary relocation of protected vegetation ensures the restoration of the bontveld biodiversity after rehabilitation of mined areas has been completed. A similar programme is envisaged for the prospecting activities in the Western Cape Knersvlakte bioregion. The rehabilitation of the now closed Loerie operation has been approved by the Department of Minerals and Energy.

In an attempt to mitigate the impact of the motor division's contribution to the depletion of fossil fuels and concomitant rise in gaseous emissions, South African operations have started tree-planting initiatives. In the equipment division, environmental impact assessments have been conducted at Middelburg site. In addition, an oil skimmer has been installed to prevent any contaminated rainwater from being discharged into the adjacent river.

Legal non-compliance.[EN28] The three incidents of environmental legal non-compliance that were reported in 2005 have been followed up in the following manner:

- Monitoring of boreholes at the steel tube Ham Street site in Boksburg, South Africa has continued and the quality of groundwater has remained acceptable and within the legal limits.
- No further overflows of the oil traps have occurred at the Equipment Isando site.
- There have been no reoccurrences of spillages at Birtely, UK and the situation is resolved.

Performance of suppliers. Barloworld requires suppliers to adhere to all relevant environmental legislation. However, for most of our businesses, there are no programmes in place to measure supplier performance in this regard. Specific matters that arise are taken up with suppliers.

The major manufacturing units of Barloworld – cement and coatings – assess the performance of their suppliers in their procurement practices.

- Cement: Environmental gatekeeper questions have been extended to plant level throughout South Africa. These questions are included as part of the accreditation process for suppliers of goods and services to ensure environmentally responsible management throughout the supply chain. Assistance is offered to small, medium and micro enterprises (SMMEs) to include sound environmental practices in their business plans and practices.
- Coatings: The training of all suppliers and contractors has continued this year with suppliers and contractors signing standard agreements of environmental performance to the environmental management system requirements.

Caterpillar Inc. (NYSE: CAT) has been selected as a member of the Dow Jones Sustainability World Index (DJSI World) for the sixth consecutive year. The index recognises leading sustainability-driven companies worldwide.

REVIEW OF OPERATIONS
EQUIPMENT


CAT
992G

BARLOWORLD EQUIPMENT

SOUTHERN AFRICA	IBERIA	RUSSIA (JOINT VENTURE)
o South Africa o Angola o Botswana o Malawi o Namibia o Mozambique o Zambia	o Spain o Portugal	o Siberia

Built on the foundation of being a Caterpillar dealer for 79 years, we supply solutions in earthmoving equipment, power systems and related equipment in Andorra, Angola, Botswana, Cape Verde, Lesotho, Malawi, Mozambique, Namibia, Portugal, São Tomé and Principé, Siberia, South Africa, Spain, Swaziland, Zambia and Zimbabwe. Our core Caterpillar offering to our customers in the mining, construction, marine and electrical power generation industries is supported by complementary brands which in southern Africa include: Boart Longyear (underground mining equipment), Atlas Copco Drilling Solutions (rotary blast hole drills), Metso (mobile crushing and screening products) and Perkins (diesel engines). In southern Africa we have been the Hyster dealer for over 77 years. We also distribute Amazone, CLAAS, Gehringhoff and Massey Ferguson agricultural products through dealers in southern Africa.
We represent MaK engines in Spain and Portugal and Mitsubishi lift trucks in Portugal. Our business model is built on providing integrated total solutions to our customers. These may include rentals and maintenance and repair contracts.

Non-financial review

Aspect	2006 information
Countries of operation	Southern Africa, Spain, Portugal, Russia
Key products	Caterpillar, Hyster, Massey-Ferguson, Claas, Perkins
Key non-financial risks	Skill shortage, availability of tyres and product
Safety performance	LTIFR: 3.92 Fatalities: 1
Renewable energy	Produced 8 000 Mwh of renewable electricity
Training	R12 million spent on training BEE candidates 60 unemployed people trained in Operator Academy

R million	Revenue Year ended 30 Sept 2006	2005	Operating profit including fair value adjustments Year ended 30 Sept 2006	2005	Net operating assets 30 Sept 2006	2005
– Europe	5 415	5 281	474	475	3 368	2 378
– Southern Africa	6 212	4 953	645	424	2 304	1 833
	11 627	10 234	1 119	899	5 672	4 211
Share of associate income			27	8		

CA(SA) British	LS DAY

Lester (59) joined Barloworld in 1973 and worked in the equipment operations in South Africa, Zimbabwe and the United Kingdom, as well as holding a senior financial role at the Barloworld head office. In 1994 he was appointed financial director of Barloworld Equipment. A year later he was appointed managing director of the same business unit. He was appointed to the Barloworld board in 1998.


789C

LEADERSHIP TEAM

EQUIPMENT

Lester Day (59), CA(SA), chief executive officer. 33

SOUTHERN AFRICA.

Peter Bulterman (50), HND Mech Eng, chief operating officer. 31
Kenny Gaynor (48), CA(SA), Elec Eng, group financial director. 14
Chris Gibb (56), managing director, mining and heavy construction. 36
Jackie le Roux (49), BCom, managing director, energy and agriculture. 13
Rickson Mboweni (41), MA, human resources director. 1
Charles Nell (49), MBA, chief information officer. 26
John Polykarpou (46), CA(SA), director, after sales. 21
Geoff Tucker (55), CA(Zim), managing director, building and construction, rental and handling. 25

SPAIN AND PORTUGAL.

Santiago Salazar Coronado (55), BCom, general director, Iberia. 30
Alberto García Perea (55), degree in law, human resources director, Spain. 34
Graeme Lewis (46), MA, (Cantab) ACA, financial director, Spain and Portugal. 11
Jorge Beltran (37), degree in telecommunications engineering, power systems manager, Spain. 10
Guillermo Romero (65), degree in law, machine sales and marketing director, Spain. 36
Viktor Salzmann (60), after sales and information systems director, Spain. 37
Fabriciano Velasco (64), Industrial Eng, materials handling sales director, Spain. 39
Francisco Herrandiz (41), degree in mining engineering, rental manager. 6

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

TEAM CATERPILLAR. Working as one with Caterpillar, we are able to offer our customers unique integrated solutions. Our enduring 79-year partnership has enabled us to manage through acute product shortages without significant impact on our customers. Tyres are expected to remain in limited supply through to 2009.

We sourced products totalling $1 135 million (an increase of 34% over 2005) and end the year with orders on Caterpillar for $906 million (an increase of 67%). Most of this order commitment will be delivered in the 2007 financial year in line with our customer expectations.

We are delighted at the lead taken by Caterpillar in the area of sustainability and applaud them for the six consecutive years' recognition on the Dow Jones Sustainability World Index.

At a world wide dealer meeting earlier this year Caterpillar launched their vision 2020. We wholeheartedly endorse this vision which is built around safety, product quality and much improved customer order to delivery velocity. We are proud to be the first dealer to sign a common goals document with Caterpillar that aligns our visions.

Certified sales professionals. In a clear demonstration of commitment to its common goals strategy with Caterpillar, Barloworld Equipment has produced the world's first Cat certified sales professionals. Kevin Burger of our KwaZulu-Natal facility was the first sales representative and Francios Venter of our flagship Isando facility the first after sales representative world wide to graduate.

In terms of technology Caterpillar continue to lead the industry, particularly in areas that add value to the products we supply to our customers. Examples are Caterpillar machine production optimisation solutions such as Accugrade and Minestar. Quality levels of competitive products have been steadily increasing, and Caterpillar is working on breakthrough improvements in the quality of certain of their products to remain the market leader.


CAT

IBERIA. In local currency terms revenue increased 5% over 2005. With machine margin pressures and costs incurred on early retirement programmes operating profit declined by 2%. Retirees are being replaced by younger employees who are being trained to support the expected growth in rentals and smaller product.

Assets in local currency have increased through the build up of rental assets preparing us for growth.

Earthmoving. Construction remains the most dynamic sector within the Spanish economy, growing faster than the domestic economy. Civil works and residential building have been the main growth areas and this trend is foreseen to continue. Although a combination of long lead times and aggressive competition has reduced our market share, turnover levels have been maintained. To tackle these issues a joint plan has been developed with Caterpillar to re-establish our leadership position, including new product releases, manufacturing alliances and renewal of sales teams through new recruits and focused sales teams.

In Portugal, construction has shrunk in real terms. The projects planned by the Portuguese Government include the new Lisbon Airport, 50 km north of Lisbon, the high speed train and the acceleration of the Road Plan. The reduced investment in Portugal has motivated many contractors to move their infrastructure and machinery abroad to areas of greater demand, in particular Angola, north Africa and eastern Europe.

Agreement has been reached to distribute the large O&K excavators in Iberia which complements the current product line and provides a total solution for our large customers.

Rentals. The rental distribution channel has grown particularly strongly, driving growth in the construction segment. The strategy to focus our rental businesses under the single brand Barloworld Mera Cat Rental Store has been completed with the successful transfer of the dealership rental activity. Expansion continues and a further six branches have been opened, increasing the number of physical sites through which we trade to 22. As a consequence the rental fleet has expanded by 16% and the number of different customers has grown by 29%.

Used equipment. The long lead times for new product has provided increased demand for used equipment. The certification of used equipment and the rebuild programme have been catalysts to growth in this area.

Power systems. It has been a year of consolidation as the lead times for engines have extended significantly, dampening recent growth trends. The experience and the technical skills gained in recent years places us in a strong position to support both our dealerships and the wider Caterpillar family through the Marine Excellence Centre and other such initiatives.

The marine market continues to function at a high level. The shipyards are starting to move from fishing to pleasure crafts. We will be focused on this sector with Volkswagen and Caterpillar products.

The de-regulation of the energy markets and subsequent growth of combined heat and power applications and residual treatment plants continues and will be an area of growth.



Materials handling. The materials handling market remains extremely competitive with consolidation starting to occur. Our market shares remains low. With our suppliers, Caterpillar and Mitsubishi, we are looking to take advantage of this period of change through emphasis upon the major international accounts. Narrow aisle equipment has been added to the product range.

Product support. Service demand remains at a high level and is our largest growth opportunity in product support. We have been able to sell over 800 maintenance contracts during this year and we plan to substantially increase the number in the coming year. Our strategy remains focused on selling integrated solutions to our customers, which is a large contributor to increased customer satisfaction and higher market share. A comprehensive coverage study has been carried out to improve customer service.

We have increased our training capacity in all branches to prepare for a more than doubling of the intake of service trainees. In addition about 250 customers participated in our product and service training. We remain focused on improving our service capabilities in the branches and most installations will be certified with the Caterpillar Star Contamination Control rating by the end of this year. Large investments have been made in modern service tooling, electronic equipment and new equipped service vans.

The international marine activities remain a large potential in our market and there is growing demand from our customers to follow their vessels around the world. We have successfully carried out major repairs in international waters and are in the process of increasing our workforce to cope with the demand.

Parts revenue has doubled over the past ten years. We are continuously improving our supply chain process with new electronically controlled warehousing equipment and a distribution network certified with ISO 2000 ensuring ongoing quality improvements. The implementation of a new inventory software solution programme (Optimiza) from Barloworld Logistics has helped to fine tune our inventories of Caterpillar parts, improving availability with a reduction in total inventory costs.

SOUTHERN AFRICA. Our vision states that we will through market leadership and empowered people deliver customer solutions that will double our active machine population by 2010. The essence of this vision



is the ability of our product support people to create sustainable customer loyalty; we believe that our teams of service, parts, and site management people are truly committed, passionate and proud and will thus ensure that we provide cost-effective equipment management services to our customers.

Revenue growth of 25% resulted from increased sales of large mining and construction machines, together with stronger demand for our equipment management services that manifests itself in higher sales of parts, service and maintenance contracts. Segment result improved by 52%, boosted by a weakening rand. A move to hedge accounting was made in June to reduce the impact of currency volatility.

Balance sheet management remains a key issue and we are committed to quicker stock turn and improved asset management in the coming year.

Earthmoving. The Caterpillar-based business segments representing large mining and heavy construction continue to lead the market. In South Africa, despite heavy rains in first quarter of 2006, business improved in all sectors, except building construction and allied, which was adversely affected in the second half of the year by late deliveries of Caterpillar's new E-series backhoe loaders, by far the biggest seller in this market. This has now been resolved.

Business continued to improve in Angola, Botswana and Namibia, while Zambia has been in a period of consolidation due to management changes and Mozambique and Malawi remained flat.

To meet unprecedented growth in our market, we moved forward from the traditional dealership model of selling new machines to a business strategy in which we offer customers integrated solutions comprising new, rental and used Caterpillar equipment options. Central to this new focus was formalising our joint venture with BLC Plant Co to form The Used Equipment Co for the sale of high quality used Cat machines. This venture is proving its value, with particular successes achieved in our African territories.

The ability to support customers at all stages of the equipment life cycle is critical to the success of this integrated model. In that regard, we have continued to leverage our after-sales core competencies to ensure that we retain our market leadership position. In particular, improvements in coverage products and skills have all contributed to our success.

The new business strategy requires in-depth analysis of customer needs and we have taken steps to form closer relationships with our mining and construction customer bases in particular.

In large mining we are still the absolute leader throughout southern Africa and our equipment management offerings (including MARC solutions) are attracting greenfields mining operations that include us in their planning from the outset. However, we also continue to add value to our long-term partnerships with mines such as De Beers' Venetia Diamond Mine, which is relying on new Caterpillar fleets supported by our MARC contracts to ramp up production. Well over half of our mining business comes from coal and diamonds, both of which are in strong demand. Diamond demand outstrips supply and we focused strongly on involvement in new projects from the prospecting stage. Eskom's demand for coal is up and fleet expansions in the coal mining sector positively impacted our bottom line. We maintained strong partnerships with several contract miners and also focused on partnering with junior miners, who are becoming bigger spenders on new exploration.

Our solutions capability was expanded with new offerings, as well as a full range of technology solutions.

Our representation of Metso Minerals' mobile crushers and screeners started to bear fruit and further improved our total solutions capability. Sales of under 20 tonne machines remained buoyant and we started negotiations with second level dealers for our agricultural products to distribute our compact Cat machine line-up via the same channels. This will dramatically raise the profile of the compact Cat utility machine range in various market sectors and improve sales.

There has been a growing tendency for customers to outsource the management of their equipment, especially in the mining segment. We have managed to satisfy these needs by enhancing our ability to place effective and efficient maintenance teams on site or to support remote sites; using technology and 6 SIGMA to improve our SAP-based processes has been key to driving these enhancements. Global benchmarking using the Caterpillar certification standards has also played a role in the improvement of our numerous workshops and field service networks.

The Cat Rental Store. The rental business in South Africa continued to face challenges, necessitating a move from the highly competitive short-term market to long-term rental in both the rent-to-rent and rental services operations.

We integrated sales and service back into the dealership to save costs. We started to dispose of older and under-performing units and added trailers and small hand held equipment to improve utilisation in rental services. Profitability has improved and the rental business is expected to generate satisfactory returns in the next year.

Materials Handling. The materials handling industry has grown 25% in the past 24 months. While our Hyster dealership improved market share, the year was difficult financially with new Hyster product offerings only coming to market half way through the year and increased pressures from cheap Chinese imports that impacted our used business. With steps taken to improve productivity and efficiency, we expect improved returns in the coming year.

Agriculture. The agricultural business remains highly profitable and we achieved market leadership in both Massey Ferguson tractors and CLAAS harvesters. We expanded our product offering to a full line of Massey Ferguson and CLAAS products and our dealer network continued to grow to obtain maximum market coverage. Plans were implemented to improve parts sales and technology offerings and the agricultural business was rolled out into Angola and Zambia.

The efforts of operations manager, Godfried Heydenrych, in turning Agriculture into a strong business unit with sustainable profitability were rewarded when he won the sought-after Barloworld CEO Award for 2005.

Energy. We capitalised on the power supply problems in the Western Cape by increasing generating equipment sales and optimising stock levels to meet short-term demand for alternative and back-up power. We also initiated discussions with Eskom on the formation of a Smart Partnership to help ensure consistent power supply on a longer term basis.

The energy business is being rolled out into Angola and Zambia and plans are also in place to grow Perkins in Africa through a new distribution network, enter the marine after sales market and grow the on-highway truck business through stronger customer relationships.

BEE. Progress was made on several fronts despite the absence of the final Codes of Good Practice. R12 million was spent on training for previously disadvantaged staff members as part of our drive to minimise the impact of the skills shortage in our industry. We captured the BEE status of all significant suppliers and encouraged them to press ahead with transformation. Our corporate social investment programme was extended to include the training of 60 unemployed persons in our Operator Academy. This initiative will continue in the new year. We appointed 45 previously disadvantaged managers and initiated two enterprise development programmes to assist empowered suppliers in the period under review.

INFORMATION SYSTEMS. Our internal implementation team in southern Africa has successfully rolled out the SAP ERP system into the Handling operation and Angola and Zambia will go live in the next year.

In Spain we moved the computer facility from Madrid to our new head office at the Arganda branch with no disruption to the business. The benefits of having the systems and process people in close contact with operations are pleasing. Infrastructure to process materials in the Arganda warehouse has been refreshed and the improvements benefit both our customer and ourselves.

BUSINESS INITIATIVES. Major focus areas remained process improvement through 6 SIGMA projects in all aspects of our business and encouragement of innovative thinking from within through our POP teams, which drive our VBM strategy and involve every employee. Since introduction in 2003, 6 SIGMA has delivered measurable financial benefits of R58 million. Eleven projects have been completed. Cost effective in house training has taken place in both Spain and South Africa. Projects for replication between the two major units have been identified. The next development will be to identify and work joint projects.

Our EVC programme has centred on the "change management" of all managers to improve their leadership skills, promote and measure improved team performance and create a balance in our leadership between business management and people leadership. This aims to increase the discretionary effort of all our people.



TRAINING. A shortage of skills is potentially the greatest threat to the economic development, particularly for our southern African territories. Our South African Operator Academy became the first in the earthmoving equipment industry to be accredited by the Construction Education and Training Authority and our operator learners now receive a nationally recognised qualification. The Academy trains 40 to 45 operators each month and we are working closely with the South African government on skills development in this area.

Our Caterpillar earthmoving equipment repair and maintenance learnership programme moved to the next level with the pilot launch of an NQF Level 4 learnership. This gives our artisans more scope to develop within the company and provides us with more specialist skills to deliver after sales value to our customers. We also offer learnerships up to NQF Level 3 to the industry and web-based technology is being researched so that we can offer learnership opportunities to individuals in isolated locations.

We have taken steps to counter the skills shortage by improving productivity among our current employee base via our EVC strategy, maintaining an aggressive recruitment campaign and focusing on staff retention.

In Spain we have made extensive use of the Caterpillar Learning & Development centre at Malaga. This has been extremely useful for improving sales staff capabilities and is a wonderful facility for customer training and exposure to the Caterpillar products at the same time.

TECHNOLOGY. Barloworld Equipment offers technology to its customers not for its own sake but as part of a solution. A notable example in early 2006 was the award by Assmang Limited of contracts for an all-Caterpillar mining fleet together with Cat fleet management technology at its new Khumani iron ore mine in the Northern Cape province. This will give us a valuable technology reference site from day one of mining.

We have also developed and applied our own customised technology through Circon Systems, part of the energy business unit, to improve efficiencies in both our Hyster and Caterpillar rental fleets. The system provides regular hourly meter readings for machines in the field for ease of billing and service scheduling. In the past year a similar system was fitted to all machines in the Barloworld Equipment Cat Rental Store's fleet, including units across southern Africa and in Madagascar, to monitor hours worked and machine movement for accurate billing purposes.

OTHER INVESTMENTS. Finaltair has reached more stable levels of power supply to the grid. Energyst continued to improve its contribution. In Siberia we recorded excellent results more than doubling revenue (20% above target of $100 million) and profits. This year saw the opening of a new facility in Novosibirsk. Siberia remains an area of vast potential for capital equipment and we are investing in our infrastructure in the region in order to be able to benefit from this expected growth.

PROSPECTS. In Iberia we foresee continued high levels of construction activity, with an increasing contribution from after market activities. The engine and marine business will continue to be developed. Portugal is expected to remain weak.

In southern African, the construction sector should be led by significantly increased South African government infrastructure spending and commercial/industrial building developments in the build-up to the world soccer cup in 2010. The mining outlook is strong with high demand and commodity prices, resulting in increased exploration and expansion projects on existing mines throughout our territories. Angola and Zambia should continue to provide growing opportunities, whilst Botswana and Namibia will remain robust. Prospects in Mozambique are promising following interest in mining activities, principally in the Moatize coal field.

In Siberia we look forward to further meaningful expansion with inroads now being made into the oil and gas business.

We are confident that our market share will grow in the coming year, further expanding our after market opportunity.

With the unprecedented growth in the global industry we are continuing to recruit and train the industry specialists necessary to secure our growth

We enter the year with firm customer orders of R4 849 million, R1 959 million higher than last year.

REVIEW OF OPERATIONS
INDUSTRIAL DISTRIBUTION



BARLOWORLD INDUSTRIAL DISTRIBUTION

BARLOWORLD HANDLING US
Hyster dealerships
Ditch Witch dealership

BARLOWORLD HANDLING EUROPE
Hyster dealerships:
UK
Belgium
Netherlands

BARLOWORLD TRUCK CENTER
Freightliner dealerships
Western Star dealerships
Sterling dealerships

We are the world's largest independent lift truck dealer offering our customers a full range of lift trucks and related warehouse/handling equipment in the southeast United States, United Kingdom, Netherlands, Belgium and Northern Ireland. We have represented the market-leading Hyster brand for 77 years and have leveraged the strength of the brand by leading the market in the introduction of innovative solutions for our manufacturing and distribution industry customers' materials handling needs. We distribute Freightliner trucks in Arkansas, Louisiana, Mississippi, Texas and Tennessee and Ditch Witch trenching equipment in Georgia, USA. We provide finance to our Hyster long-term rental customers through our partnership with GE Capital in both the US and UK.

Non-financial review

Aspect	2006 information
Countries of operation	USA, UK, Netherlands, Belgium
Key products	Hyster, Freightliner
Key non-financial risks	Employment costs, retention/recruitment of technical staff
Safety performance	LTIFR: 4.71 Fatalities: 0
Skills development	Technical apprentice schools and other training programmes in place
Employee suggestions	Over 5 000 "what gets in your way" obstacle notifications from employees in the US are under review

R million	Revenue Year ended 30 Sept 2006	2005	Operating profit including fair value adjustments Year ended 30 Sept 2006	2005	Net operating assets 30 Sept 2006	2005
– Europe	1 995	1 982	23	41	670	437
– North America	4 697	3 922	115	75	1 180	990
Trading	6 692	5 904	138	116	1 850	1 427
– Europe	257	367	33	66	309	261
– North America	96	98	(25)	(40)	(17)	52
Leasing*	353	465	8	26	292	313
	7 045	6 369	146	142	2 142	1 740

* Net operating assets after deducting interest-bearing borrowings

ACIS, MBA

BP Diamond

BP (Brandon) Diamond. ACIS, MBA, chief executive officer, industrial distribution. Brandon (55) joined Barloworld in 1970. He initially worked in the equipment division fulfilling various roles in accounting and finance. In a varied career he has been managing director of Barlow Shipping Services and later Circle Freight as well as Barloworld Namibia. He was appointed chief executive officer of Barloworld Motor in 1994 and his appointment to the Barloworld board took effect in 2001. Appointed to latest position 1 October 2003 and resides in Charlotte N.C.



LEADERSHIP TEAM

INDUSTRIAL DISTRIBUTION

Brandon Diamond (55), ACIS, MBA (Wits), chief executive officer. 36
Gary Clements (42), managing director, Barloworld Handling, UK. 10
Robert Russell (46), BSc Accounting, CPA, group director of finance. 19
Stan Sewell (50), BA Political Science, president, Barloworld Handling Inc, USA. 21
Scott Simmons (49), BSc Accounting, CPA, director, group human resource and risk management. 26
Rob Tennant (49), BSc, MSc, CPIM, APICS, chief information officer. 26
Grahame Cilliers (49), B Accounting/CA, managing director, Barloworld Industrial Distribution, UK/Europe. 6
Dan Stevens (58), BA Business, president, Barloworld Truck Center. 2
David Gilleland (41), BA, MBA, group strategic planning manager. 3

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

OVERVIEW. Although profits showed only marginal growth against last year, the division experienced a period of very positive change. In the US, a buoyant heavy commercial vehicle market ahead of 2007 emissions legislation together with a consistent Southeast US economy saw continued growth in trading. Conditions in the UK/Europe were not as positive extending the flat trend seen in the prior year. Good progress was made in exiting the financing activities associated with our long-term leasing business.

The currency translated result was favourably impacted at trading level by the weaker rand but also had a marked impact on net operating assets over 2005.

HANDLING USA – FURTHER POSITIVE GROWTH. The US market held steady. The total new equipment market grew 1.8% to 39 263 units. Our share dropped 1% during the year to 10% – 3 945 units – reflecting lower deliveries in the electric counterbalance range after a major order delivered to Beaulieu last year.

The open order book carry forward was 839 units, very similar to last year but higher in revenue value as a result of the product mix.

Hyster continued the rollout of new product and although some delays were experienced two new AC electric trucks, an additional IC counterbalance in the Fortis range, a VNA (very narrow aisle) and the H800 Jumbo truck were brought to market in 2006.

Continued customer focus in all regions met with success, both with the existing customer base and several large new accounts. New accounts included New South Lumber, Amrep, Investor Corporation and Porter Cable. Selection as a primary vendor for Shaw Industries in Dalton has given us a presence in that region in three of the top carpet producers in the world. Gerdau Ameristeel signed as a Barloworld National Account and we forecast ongoing annual volumes of large capacity units. In addition we were successful in breaking into the Port of Savannah with a large order for both empty and full container handlers and thereafter an order for 47 lift trucks under long-term maintenance. Activity amongst existing customers remained high and included TNT Logistics, CSA Stevedoring, Perdue Poultry, Eastman Chemicals, Builders First Source, Tractor Supply, Publix, Cielos Airlines, South Central Pool Supply, amongst others.

Business in the General Services Administration (GSA) and other Government accounts has continued strongly and 197 units were delivered during the year. The aftermarket business is growing but has further potential for growth.

Progress in the development of the Atlanta Logistics Support Centre (LSC) has been good and the parts inventory rationalisation and distribution exercise is nearing completion. A further innovation has been the establishment of an internet facility whereby major multi-site customers can obtain parts from a common source in a consistent manner. Seven major accounts are installed.

Parts revenue grew 7.1% and service revenue (both direct and contract) grew 10.7%. The number of long-term maintenance contracts, however, remained flat at 5 900.

After very strong growth of 30.6% in 2005 our short-term rental revenue grew a further 18.2%. This was achieved with a fleet which was reduced by 223 to 1 953 units, thereby increasing utilisation to 82%. Greater management focus together with an active replenishment plan has resulted in a lowering of maintenance costs and consequent strong improvement in return.

Used equipment was another area of good growth with revenues increasing by 25%. Retail unit sales of 1 192 improved by 18.3%, in line with our targets, but the continued high level of wholesale activity at 862 units indicated further potential for conversion to retail sales.

The executive management team was restructured to align the organisation with our business segmentation. The change moves us away from a geographic organisation to a functional structure. This will enable our management teams to strengthen core competencies, enhance customer facing activities and improve operational processes.

Our Ditch Witch business experienced a quiet year but continued to produce an acceptable return on the investment.

EUROPEAN HANDLING – WORK IN PROGRESS.

The Netherlands/Belgium. During the year, the Netherlands/Belgium operations were split out of the mainstream UK business to allow greater internal focus.

Initial steps were taken to achieve consolidation and explore synergies within these two previously separate territories. This will be completed in 2007.



The combined delivered market grew 9.4% to 22 703 units with warehousing making up a strong 58.7% share. The current order books at 269 units were relatively unchanged from last year.

After sales activities were consistent with the prior year.

UK. The year was one of two distinct halves. The difficulties experienced last year with our mobile service technology and the restructure of the back office administration took longer to settle than originally anticipated. This, together with changes in the senior management structure, saw a poor first half result. The second half has seen a marked improvement and a strong contribution which will carry through to the new year. Our Northern Ireland operation had another very positive year.

The UK delivered market fell 8.4% to 29 028 units. This was almost entirely in the lower price range warehousing market which in itself fell 15.0%. Our warehouse share dropped against 2005 where it was supported by two major deals – the Post Office and



Woolworths. Both continued to do business in the current year but not at as high a level.

The order book was consistent with last year at 1 192 units but reflects a higher value despite the smaller market.

The Ministry of Defence (MOD), MFI, Royal Mail and Wolseley Centres were again strong contributors amongst the existing customer base, while new business orders of note included Servisair, Kuehne & Nagel, Aggregate Industries and Unilever (Colmans).

Long-term maintenance agreements fell 5.5% to 14 119 contracts. This was largely as a result of major customers' shrinking fleets during the year.

Short-term rental revenue grew 3.3%. There was a 67% utilisation of the fleet which was marginally reduced to 3 040 units. The fleet reduction and refreshment exercise was commenced in the second half and will continue into the 2007 year with a view to enhancing returns.

Revenue in the after sales arena (both direct and contract service) was flat for the year with margins slightly down as a result of the difficult first half. During this time an upgrade of the mobile service hardware was undertaken resulting in an improvement in data transfer reliability and transaction time.

Used equipment revenue picked up strongly in the last quarter ending 8.3% higher. The gross margin improved strongly.

LEASING – MANAGING AN EXIT STRATEGY. The leasing arm of the business has in the past delivered strong support to the handling trading operations in the UK and US. However, the ongoing inability to earn the expected returns and the growing quantum of the investment created an obstacle to overall divisional returns. Consequently a decision was taken to form a strategic alliance with a partner instead of retaining the business ourselves.

Good progress has been made and in the US the book was sold to GE Capital in a joint venture with Hyster Capital. A small residual balance remains covering a few specific short-term and early expiring contracts.

The sale of the UK lease book to GE Capital UK was finalised in November. The Ministry of Defence (MOD) contract of £23 million is not included and that book will continue to be managed out of our UK operation.

Good progress has been made in the run-out of the closed Freightliner book and only 182 contracts remain with a net value of $2.4 million – down from $10.2 million last year. The reduction included further repossessions, although these have all been sold as at 30 September.

BARLOWORLD TRUCK CENTER – GAINING MOMENTUM. *"There remains uncertainty as to whether the 2007 engine emissions changes will generate additional pre-buying"* Barloworld 2005 Annual Report. The "pre-buy" has resulted in a pick up in class 6 – 8 total new unit sales of 10.2% from 392 114 to 432 145 for the fiscal period to September. A further acceleration will be seen in the last three months of the year. Our new unit sales for the fiscal year grew only 4.6% from 3 470 to 3 630. However, as a result of the structure of our customer base (several major fleets), we will see large volume deliveries during the first quarter in the run-up to 1 January 2007 and will reflect strong growth against the corresponding period in 2005. The increased number of units delivered resulted in a revenue growth of 8.7% at a slightly improved margin. The increased activity levels in class 8 compensated for our lack of growth in the target class 5 – 7 truck range.

The order book ended at 2 023 units, slightly higher than last year. The major difference however is that 1 225 of these units are due to deliver prior to the end of 2006. This will result in a very strong start to the fiscal year but a quiet period in early 2007 until the order flow starts to re-establish itself.

In an active market, used equipment unit sales grew 26.5%. This sector of the business was hampered during the year by changes in the management structure and presents further opportunity for controlled growth.

The major focus of the business remained on the growth and improvement of the parts and service activities. Parts revenue grew 12.2% whilst maintaining the improvement in margin gained in the previous year. Service and body shop revenue grew 6.1% in a turnaround against the previous year when revenue had declined. Margins were held constant. The recruitment and retention of suitably skilled technicians remains a serious problem for both the industry and us.

As part of the focus on the aftermarket growth, the absorption rate (the ability of the gross profit generated through aftermarket activities to cover the full costs of the business outside of equipment variable employment costs) was given greater attention and improved from 73% to 79% year on year.

EMPLOYEE VALUE CREATION (EVC) – THE WAY FORWARD. The senior management teams in each of the operating divisions are committed to implementing the Barloworld EVC initiative to enhance stakeholder value through total employee participation in unlocking value in all areas of the business. Good progress was made across the divisions and group training was conducted in the US Handling and started in the UK and European Handling divisions. All divisions are actively



involved in "PIT" – performance improvement team – meetings. Handling US have progressed furthest and have collected in excess of 5 000 – "what gets in your way" obstacle notifications from employees. These include many duplications and range from minor irritants to some really significant issues. Management continues to prioritise, address and communicate back to employees on progress in providing solutions. Many of the actions taken have already resulted in meaningful cost reductions or productivity enhancements. The rollout will continue in 2007 until we have full participation within all our operating divisions and have inculcated the concept as part of our culture.

PEOPLE. We remain firmly convinced that the ability of our people to satisfy the needs of our customers is fundamental to our future success. During the year our manpower complement declined by 110 to 3 513 people of whom 1 886 were based in the US and 1 627 in the UK/Europe. The reduction was largely a result of the reorganisation exercise in the UK which commenced in 2005 and was extended into 2006 when the



management structure was reorganised. Altogether 48%, or 1 690, of those people are technically orientated and about 1 300 are field-based operators all having a direct interface with the customer and a great responsibility for the ongoing relationship with the customer base. Despite our emphasis on recruitment, development and retention of our people, and the reinforcement of our human resource support team, employee turnover remains unacceptably high – in excess of 20% in the US and 17% in Europe. This is partially due to the very low levels of unemployment and thus greater workforce mobility but in addition both senior management and the human resource teams are engaged in identifying and eliminating avoidable causes of departure.

PROSPECTS. The economies in our territories, while not buoyant, are stable and we do not expect any significant downturn over the next financial period. Our operations are in better shape than they have been for some time. This, together with a reorganised management team, a more focused structure in the handling businesses and the significant reduction in financing activities will place us in a position of greater strength. We expect a strong turnaround in UK Handling, continued improvement in European Handling and Barloworld Truck Center and a further strengthening of the US Handling operation. The "pre-2007" buying is bound to have an impact on Barloworld Truck Center equipment sales in the first half of calendar year 2007 but the full extent and other compensating factors are difficult to forecast.

REVIEW OF OPERATIONS
MOTOR





BARLOWORLD MOTOR

MOTOR FRANCHISES	IMPORTATION AND DISTRIBUTION	CAR RENTAL	FLEET SERVICES	JOINT VENTURES
Southern Africa Australia	Southern Africa	Southern Africa Scandinavia	Southern Africa	SOUTH AFRICA Motor Franchises NMI-DSM Garden City Motors Auric Auto Car Rental Sizwe Fleet Services Phaviswortd Vuswa

We provide a range of motor vehicle usage solutions through the successful operation of complementary business units. Motor Franchises operates leading motor vehicle franchise dealerships in South Africa representing passenger, light, medium and heavy commercial brands. Also included are coachwork repair centres, motor vehicle finance, insurance and related products and services. In Botswana and Australia passenger and light commercial brands are represented and motor vehicle finance, insurance and related products and services are provided. Botswana and South Africa operations also represent tractor brands. We are the sole importer and distributor of Subaru vehicles in southern Africa. Car Rental operates Avis short-term car rental throughout southern Africa, and Avis and Budget short-term car rental in Denmark, Norway and Sweden. Fleet Services provides long-term rental and value-added services to operators of passenger and commercial vehicles in South Africa, Botswana, Mozambique, Namibia and Swaziland under the Avis brand.

Non-financial review

Aspect	2006 information
Countries of operation	Australia, southern Africa, Denmark, Sweden, Norway
Key products	Car rental, vehicle leasing, fleet services, motor vehicles, motor vehicle usage solutions
Key non-financial risks	Skills supply, influence of principals, disintermediation
Safety performance	LTIFR: 0.99 Fatalities: 0
Awards	Numerous instances of external recognition
Climate change	Environmentally friendly vehicles in Scandinavian rental fleets

R million	Revenue Year ended 30 Sept 2006	2005	Operating profit including fair value adjustments Year ended 30 Sept 2006	2005	Net operating assets 30 Sept 2006	2005
– Southern Africa	9 307	8 791	223	175	1 020	640
– Australia	1 719	1 598	23	11	666	399
Trading	11 026	10 389	246	186	1 686	1 039
– Southern Africa	1 108	881	256	210	2 400	2 396
– Europe	805	478	69	66	2 536	1 231
Car rental	1 913	1 359	325	276	4 936	3 627
Leasing southern Africa*	631	638	65	88	276	334
	13 570	12 386	636	550	6 898	5 000
Share of associate income			27	23		

* Net operating assets after deducting interest-bearing borrowings

BAcc, BCompt (Hons), CTA, MCom (Business Management)	Martin Laubscher

Martin (46) joined Barloworld in 1980 as a bursar before joining Barloworld Motor in January 1987 as a trainee manager. During his early career he worked on the financial side of the business. In October 1989 he was appointed dealer principal and in October 1993, franchise director of the Barons Group. He joined the Barloworld Motor board in April 1994. In January 2001, he became director: group franchise operations and was appointed CEO of Barloworld Motor in October 2003. He was appointed to the Barloworld board in May 2005.


SHN 208 GP

LEADERSHIP TEAM

MOTOR

Martin Laubscher (46), BAcc, BCompt (Hons), CTA, MCom (Business Management), chief executive officer. 19
Allan Carter (53), chief executive, Motor Franchises Australia. 26
Mike Christie (50), Nat Dip Cost Accounting, chief operating officer, Car Rental and Motor Franchises Southern Africa, Car Rental, Scandinavia. 17
Dag André Johansen (41), BA (Norwegian School of Management), chief executive, Car Rental Scandinavia. 19
Andrew Langham (45), CA(SA), director, Subaru, Coachworks, Car Rental, Scandinavia. 8
Keith Rankin (36), BCom (Hons), managing director, Avis Rent a Car Southern Africa. 8
Andy Richardson (45), CA(SA), financial director. 1
Laurence Savage (42), Reg Eng T, MBA, managing director, Avis Fleet Services. 7
Bob Smith (58), BEcon, CA(SA), director, Commercial. 13
Ian Walters (57), BCom, MBA, chief information officer. 25
Christopher Whitaker (49), BCom, LLB, director, human resources, organisational performance, strategy. 18

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired

OVERVIEW. Over the past year the division continued to create stakeholder value through focused business unit performance, extracting value from touch-points between our relevant business units and, particularly in South Africa, developing and delivering a range of motor vehicle usage solutions for our customers to fulfil their unique needs.

These solutions include the products and services of our individual business units, such as motor franchises, car rental and fleet services, and the coordination of a unique combination of these products and services to create a perfect solution for customers who require components from all business units in a seamless combination effectively and efficiently provided by a single supplier.

Acting in concert our South African business units optimise every opportunity for internal value creation through sourcing, service, repair and maintenance as well as maximising the commercial benefits arising from the significant number of quality used vehicles that are a consequence of the division's activities.

We achieved record new and used vehicle retail sales of 88 538 units. Car rental days increased to a total of 6.6 million compared with the previous year's 5.1 million. At year-end a total of 60 494 vehicles were under finance and maintenance contracts compared to 43 148 units last year.

Revenue and operating profit reached R13.6 billion and R636 million respectively. Operating profit margin improved to 4.7%.

If we proportionally consolidate our joint ventures, our turnover and operating profit would be R14.9 billion and R690 million respectively.

The motor franchise businesses in southern Africa have performed well on the back of another record year for new vehicle sales and a steadily improving used vehicle market.

Our Avis car rental operation in southern Africa delivered another solid performance with improvements in both rental days and rates. Our Scandinavian car rental business was severely impacted by a major supplier's change in supply and pricing strategy in Sweden.

Avis Fleet Services did well by securing new business opportunities and in growing its fleets. However, a lower interest rate environment and a subdued used vehicle segment for older units contributed to profitability being off last year's level.

The Subaru importation and distribution business performed well in the context of a firm rand environment and increased sales.


AVIS
Luxury Cars
Chauffeur Drive

MOTOR FRANCHISES. Southern Africa. We operate 55 dealerships in major centres in South Africa and Botswana retailing new and used vehicles in the passenger, commercial and agricultural segments, servicing vehicles and supplying parts as well as motor vehicle finance, insurance and related products and services. Brands represented are: Alfa Romeo, Audi, BMW, Chevrolet, Chrysler, Fiat, Ford, Freightliner, Fuso, Hino, Isuzu, Jaguar, Jeep, Land Rover, Mazda, Mercedes-Benz, Mini, Mitsubishi, New Holland, Nissan, Opel, Renault, SEAT, Smart, Subaru, Toyota, Volkswagen and Volvo. Included in our franchise operations are eight coachwork repair centres which have performed well over the past year benefiting from the increased car park and our Avis car rental operation.

The positive trend in vehicle sales noted in the previous two years has continued unabated. Assisted by the lower interest rates and the strong economy the dealership network (including associate operations) increased new and used retail unit sales to 61 881 from last year's figure of 56 757. Encouraged by the positive sentiment and the ongoing reduction in new vehicle price inflation in real terms, consumers pushed the industry to record sales in the 2005 calendar year with another record likely to be set in the 2006 calendar year. The negative influences on the used vehicle values noted last year have moved positively with increased demand and firmer pricing experienced in the year under review.

During our financial year the National Association of Automobile Manufacturers of South Africa (NAAMSA) southern African new vehicle market was 631 088 units of which 85.5% were dealer sales. The South African operations, including associates, ended the year with significantly improved results whilst those in Namibia (prior to its disposal in August) and Botswana were disappointing despite increasing their market share. Both the Namibian (BMW) and Botswana (Audi, Volkswagen, Ford, Mazda, Volvo and Jaguar) markets continued to be adversely affected by the difficulties being experienced in those economies and further exacerbated by the influx of substantial numbers of cheap "grey imports".

In accordance with our dealership strategy of "Fewer, Bigger, Better", we continued to make substantial investments in well located, world-class facilities. Major new or renovated facilities were completed for Renault Rosebank and Bruma, SEAT Bellville, Barons N1 City and Subaru Bruma while building operations were commenced for Ford Pinetown,





Auto Atlantic V&A and John Williams Motors (DaimlerChrysler) Welkom. We disposed of Audi Woodmead, Barons and Audi Claremont and BMW Namibia while we acquired the Freightliner Bloemfontein, Chevrolet Centurion and Subaru Durban dealerships. Focus areas in the year ahead include customer service and employee value creation.

Our joint ventures delivered strong results for the period. A total of 11 dealerships fall into our joint venture arrangements which principally involve DaimlerChrysler but also include BMW and Subaru brands.

Australia. We operate eight dealerships in Melbourne and Sydney retailing new and used vehicles in the passenger and light commercial segments, servicing vehicles and supplying parts as well as motor vehicle finance, insurance and related products and services. Brands represented are Holden, Mercedes-Benz and Volkswagen.

Inspite of a slight decline in the market for new vehicles, the Australian operations delivered an improved financial result. The dealership network for the year increased new and used retail vehicle sales to 8 337 units from last year's figure of 8 190. Material events during the year under review were:

- a significant improvement in trading performance for Barloworld Mercedes-Benz in Melbourne and Barloworld Holden/Volkswagen at Glen Waverley and Mentone;
- the contribution of a full year's trading for Volkswagen passenger vehicles from the new dealership at Mentone, Melbourne; and
- the completion of the after-sales facility at Mascot, Sydney, and the commencement of building a new passenger showroom at Mascot.

During the year, we managed to secure a premium site in Melbourne to accommodate two dealerships – Mercedes-Benz and Volkswagen. Construction should commence in early 2007 and be completed in early 2008.

We are expanding our Barloworld Volkswagen Mascot facility to include a state-of-the-art passenger showroom. Barloworld Volkswagen is the largest Volkswagen dealer in Australia. Our focus remains on growing the strong base we now have in Australia.

IMPORTATION AND DISTRIBUTION. The Subaru operation increased deliveries to dealers by over 20% to 1 839 units. Currency strength and improved volumes resulted in a strong profit contribution from this business unit. Investment in improved systems, training and parts facilities took place during the year. The Subaru car park in southern Africa continues to grow and provides long-term sustainability and strength to the dealer network, which is now supported by Barloworld-owned dealerships in South Africa's three main metropolitan centres.

CAR RENTAL. Southern Africa. Avis Rent a Car Southern Africa operates short-term car rental from over 110 customer service centres throughout southern Africa, and is focused on the tourism, corporate, local and replacement market segments. A peak fleet of some 16 800 vehicles is operated. The operations in South Africa, Botswana, Lesotho, Mozambique, Namibia, Swaziland and Zambia are owned, while the balance of the operations are sub-licensed. Avis Point-to-Point is a chauffeur-driven inner-city transfer service. Avis Van Rental operates a sub-licensee network in South Africa.

Zeda Car Sales operations dispose of ex-rental vehicles into the trade and to retail customers.

Avis Rent a Car Southern Africa has improved profitability through firmer rates, increased productivity and improved used vehicle performance. Rental volumes grew by 18% to 4.2 million rental days. Productivity benefited from a 20% growth in rental transactions, utilisation remained high and the average fleet grew by 22%. Market share of rental days in the region was maintained. Higher vehicle holding and damage costs, and increased interest payments, softened the result.

Both Point-to-Point and the owned truck rental businesses improved significantly on last year's performance.

Scandinavia. We operate Avis and Budget short-term car rental from more than 350 customer service centres in Denmark, Norway and Sweden. Avis is positioned as a full service car rental business, while our Budget operations are positioned with a more straightforward product range focused on a more youthful, web-enabled travel market. Most of the service centres at major airports and downtown locations are owned while, due to geographical conditions and demographics, there is an extensive network of sub-licensees. The peak regional fleet of some 15 500 vehicles includes 3 500 vehicles owned by sub-licensees. The majority of our vehicles are purchased with guaranteed buy-backs and we only operate used vehicle sales outlets in Denmark.

Our Scandinavian operations grew rental days by 13% to nearly 2.4 million rental days off a 6% increase in rental transactions. The combination of low inflation and growth in the longer length segments caused a small decline in the average daily rate achieved. People productivity improved slightly, while vehicle utilisation improved by over four percentage points. Market leadership was maintained by our Avis operations.

Profitability in the region was mixed with the Norwegian operation producing its best-ever result, the acquired Danish operations performing adequately as they were settled into the corporate structure while the Swedish operations were severely impacted by a change in vehicle supply and pricing strategy by a major supplier. Significant attention is being paid to re-aligning the Swedish operations to deal with the new cost structure and progress was reflected in results achieved in the second half of the year. Costs incurred on expanding the Budget network across all three countries also weighed on the results from the region.

FLEET SERVICES. Avis Fleet Services provides long-term rental and value-added services to operators of passenger and commercial vehicles. Products and services include the administration of vehicle licensing, maintenance and fuel costs, the acceptance of maintenance and residual value risks, and vehicle sourcing and disposal services. Operations are in all major metropolitan centres in South Africa, Botswana, Mozambique, Namibia and Swaziland. All entities are now wholly owned with the outstanding 50% of the South African operation having been acquired from WesBank, a division of the FirstRand banking group, during the year under review. In South Africa, a tender for the outsourcing of fleet within the National Department of Transport umbrella was secured in a black economic empowerment joint venture. This contract also incorporates the value-added services of accident, fuel and driver management, as well as car rental and chauffeur-drive services. Car Mall vehicle sales operations dispose of ex-fleet vehicles into the trade and to retail customers.

Avis Fleet Services grew its fleet under finance and maintenance contracts to a total of 60 494 vehicles. Profitability was lower than last year's level, attributable to interest rate margin shrinkage and a depressed used vehicle segment. Although interest rates remain relatively low, they continue fuelling the demand for the business' products and services. The benefits of these increases in fleet size take some time to translate into improved profitability. Lower interest rates are currently negatively impacting funding margins and reducing the benefits received from the internally generated cash. Consistent with a subdued market segment, the used vehicle contribution was below the 2005 level. The focus in this entity is the continued growth of fundamentals and specific attention to offering customers total fleet solutions.

VALUE BASED MANAGEMENT (VBM). VBM remains central to all business units' activities. The emphasis is on sustained improvement in value creation for all stakeholders driven by all employees through an integrated set of programmes and initiatives continually monitored and assessed against implemented standards and measures.

Key VBM financial indicators reflect significant value created for our shareholders.

We continue to create value for our principals and suppliers through investment in infrastructure and business systems, addressing brand exposure as well as market shares and improving business performance. Their confidence in our ability is reflected in the new opportunities offered to represent their brands.

Customer value remains central to the division's success. Success in this regard is evidenced by our improved financial performance and independent monitoring. We continue to monitor and focus on customer satisfaction ratings as we believe it is through exceeding customer expectations at every interface that we will achieve a sustainable competitive advantage and create superior value for our customers.

Employee value creation recognises the important role of every employee and institutionalises initiatives and structures aimed at developing, harnessing and directing collective employee wisdom towards our value creation objectives. It also ensures that employees benefit from the value created. An integrated set of Avis Brand Ambassador programmes continue to empower employees and leaders emphasising the crucial role of personal behaviour in our customers' perception of the organisation and improving its value creation performance.

Our value creation for the communities in which we operate is a combination of indirect benefits from employment opportunities, rates and taxes paid, development and the direct benefits arising from the corporate social investment initiatives of the business units which include contributions of skills, resources and finance.

BLACK ECONOMIC EMPOWERMENT. We have a number of significant joint ventures in this regard. These include our joint ventures for the DaimlerChrysler operations in the greater Durban and Pietermaritzburg metro areas in KwaZulu-Natal. Avis Fleet Services has two joint ventures, each of which specialise in specific markets, with one having secured the outsourcing of fleet within the South African National Department of Transport umbrella. Our Avis car rental operation in South Africa has an empowerment joint venture and our Avis Car rental and Fleet Services operations in Namibia have empowerment partners.

We remain committed to a broad-based empowerment approach and the progress of our business units in this regard is independently rated.

AWARDS AND RECOGNITION. External recognition for the value we create for our stakeholders includes:

Avis Rent a Car Southern Africa

- The Association of South African Travel Agents (ASATA) Award: Best Car Rental Company in southern Africa for the fourth consecutive year
- Avis Europe Plc: Licensee of the Year Award for Europe, Africa, Middle East and Asia



- Sunday Times "Brands and Branding" independent survey: Best Car Rental Brand in South Africa

Avis Rent a Car Denmark

- Grand Travel Award for the eighth consecutive year

Avis Rent a Car Norway

- Grand Travel Award for the eleventh consecutive year

Avis Rent a Car Sweden

- Grand Travel Award for the fourteenth consecutive year

NMI – DSM (DaimlerChrysler Black Economic Empowerment Joint Venture)

- Brand Centre Award: Mercedes-Benz, Car Group, for the second consecutive year
- Brand Centre Award: Chrysler/Jeep for the second consecutive year
- Brand Centre Award: Mitsubishi Motors for the second consecutive year

Subaru South Africa

- Fuji Heavy Industries: Sales Award (Africa and Middle East)
  - President's Special Award, Sales (developing countries)

Motor Franchises Southern Africa

- 21st in Deloitte & Touche "Best Company to Work For" – South African survey
- Ford Alberton: Ford Dealer of the Year for the second consecutive year
- Barloworld Fleet Marketing: Toyota SA Status Club – Platinum Award
- Club Pretoria Paint and Panel: National Best Approved Repair Centre, BMW SA
- Barloworld Motor Botswana: Professional Management Review (PMR) – Gold Arrow Award

Motor Franchises Australia

- Barloworld Holden Glen Waverley: "The Grand Master Award" for the second consecutive year
- Barloworld Holden Ferntree Gully: "The Grand Master Award" for the second consecutive year

Avis Fleet Services

- Professional Management Review (PMR) – Gold Arrow Award
- Toyota SA Status Club – Platinum Award


RAV4


650i

PROSPECTS. The outlook for 2007 remains favourable although in South Africa significant increases in interest rates and rand weakening could influence anticipated growth. Motor franchise operations should continue to perform well in both South Africa and Australia. Our southern African car rental business stands to benefit from market growth and improved rental rates. We anticipate growth and an improved performance from our Fleet Services business as a consequence of product development and fleet growth. A depreciating rand will place margin pressure on our Subaru import and distribution business. Overall, our South African businesses will benefit from the synergies arising from the motor vehicle usage solutions offering for our customers and the overall attractiveness of the division's products.

Our Scandinavian car rental businesses should settle and benefit from initiatives taken during the past year to address car pricing issues, regional structures and efficiencies.

We will continue with VBM and benefit from ongoing emphasis and focus on our employee value creation initiatives.

The division will continue to improve the value created for all our stakeholders as we progress our strategic initiatives and participate in positive economic environments.



Barloworld
Motor

Motor Franchises Southern Africa

- Alfa Romeo
- Audi (Barons Group)
- BMW (Auto Atlantic, Club Motors)
- Chevrolet
- Chrysler
- Fiat
- Ford
- Freightliner (John Williams Motors)
- Fuso (John Williams Motors)
- Hino
- Isuzu
- Jaguar
- Jeep (John Williams Motors)
- Land Rover
- Mazda
- Mercedes-Benz (John Williams Motors)
- Mini (Auto Atlantic)
- Mitsubishi (John Williams Motors)
- New Holland
- Nissan
- Opel
- Renault
- SEAT (Barons Group)
- Smart (John Williams Motors)
- Subaru
- Toyota
- Volkswagen (Barons Group)

South African Joint Ventures (Black Economic Empowerment)

Car Rental Scandinavia (Denmark, Norway, Sweden)

- Avis
- Budget

Fleet Services Southern Africa

- Avis Fleet Services
- South African Joint Ventures (Black Economic Empowerment)
- Phavisworld
- Vuswa

Vehicle Importation & Distribution

- Subaru South Africa

Experience Excellence

In a competitive world, we provide our customers with an excellent range of motor vehicle usage solutions through the successful operation of complementary business units. Exceeding customer expectations is our benchmark.

Experience a world of excellence... experience our world.

Welcome to a world of motor vehicle usage solutions.

www.barloworldmotor.com

REVIEW OF OPERATIONS
CEMENT


PRETORIA PORTLAND CEMENT
PPC CEMENT
SOUTH AFRICA
PPC Cement
Mooiplaas Dolomite
ZIMBABWE
Portland Holdings
BOTSWANA
PPC Botswana
PPC LIME
SOUTH AFRICA
PPC Lime
PPC Saldanha
PPC Slag
ASSOCIATES
AFRIPACK (25%)

We manufacture and distribute cementitious products and aggregates in South Africa, Botswana and Zimbabwe for construction companies, (retail DIY/builders merchants) and concrete product manufacturers. Our 8 cement factories can produce in excess of 6 million tonnes of cement per annum. In South Africa, we are also the market leader in metallurgical grade lime, limestone, burnt dolomite and related products which we manufacture in the Northern Cape. Our lime customers are the pyro-metallurgical industries, mining and water treatment industries. Our Afripack joint venture, also based in South Africa, makes paper sacks for cement and food product manufacturers and produces high-quality reel to reel products.

Non-financial review

Aspect	2006 information
Countries of operation	Southern Africa, Indian Ocean islands
Key products	Cement, lime and aggregates
Key non-financial risks	Safety; skills retention
Safety performance	LTIFR: 0.59 Fatalities: 2
ISO 14001	All operations certified
Climate change	0.78 tonnes CO_2/per ton product
South African procurement (Rand)	R2 billion, 94% of total procurement

R million	Revenue Year ended 30 Sept 2006	2005	Operating profit including fair value adjustments Year ended 30 Sept 2006	2005	Net operating assets 30 Sept 2006	2005
Southern Africa	4 863	3 974	1 905	1 502	2 565	2 502
Share of associate income			0	2		

* Net operating assets include goodwill arising on PPC shares purchased by Barloworld

CA(SA) British	JE Gomersall

John (60) joined Barloworld Limited in 1971. He was appointed group managing director of Middelburg Steel & Alloys in 1986. He was appointed to the Barloworld Limited board in 1989 and was appointed group managing director of PPC in 1992 and subsequently CEO. He is chairman of Barloworld Logistics (Pty) Limited, and heads up the Barloworld Group Strategy unit.

In 1990, he led the business team that created the Middelburg Peace Forum, the role model for the National Peace Accord in South Africa. He is a past deputy president of the International Chrome Development Association and past chairman of the South African Cement and Concrete Institute.



LEADERSHIP TEAM

CEMENT

John Gomersall (60), CA(SA), chief executive officer. 35
Salim Abdul Kader (36), BSc, BB & A (Hons), MBA, director organisational performance. 2
RH Dent (55), BSc (Hons), BCom, Datametrics Diploma, director, strategic projects. 28
P Esterhuysen (50), BCom, BAcc, CA(SA), director, finance and administration. 14
O Fenn (52), BSc (Hons) Eng, MPhil Eng, Dr Eng (British), managing director, cement and chief operating officer. 7
Deon Heyns (50), BEng (Mech), managing director, PPC Lime. 22



Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

GROWTH OVERVIEW. The past year has seen strong growth in the construction sector with cement volumes growing ahead of expectations. As a result it has been a challenging year, with all our production facilities running at high utilisation levels.

Cement volume demand over the next year or so will place significant strain on our production facilities. To alleviate supply constraints, the company made plans earlier this year, to have Surebuild SABS-approved cement manufactured overseas to PPC specifications. This cement will be supplied to coastal customers in South Africa and Mozambique as an interim measure until new capacity from the Batsweledi project comes on stream early in 2008. This will free up inland capacity to supply the growing demand in that region.

Botswana sales declined slightly over the period, but it is anticipated that this market should grow considerably in 2007 as a number of large-scale government and private sector projects are initiated throughout the country. In an effort to ease pressure on the company's South African factories, Surebuild is being supplied to the northern and central regions of Botswana by our Zimbabwe operation.

Our Zimbabwean management team should be applauded for its resolve and perseverance, as the operation remains productive and cash positive. This is despite Zimbabwe's declining domestic economy, lack of access to many input materials and shortages of foreign exchange and transport. In fact, the operation has proved to be a useful resource in producing clinker and cement to supplement the South African production. While the investment has yet to realise its potential, we remain committed to and supportive of the venture and the employees who make up our Zimbabwe team.

The renegotiation of long-term supply agreements as well as a recovery in the steel sector has improved lime revenue and operating profit. Likewise, the aggregate operations showed excellent volume and profit growth.

Although the recent increases in interest rates have resulted in some slow down in the middle and upper residential building sector, infrastructure development spend has increased significantly. The planned public sector infrastructure spend, which includes long-term investments in electricity generation and distribution capacity, airports, ports and rail infrastructures, water schemes, roads and telecommunications projects bodes well for the construction industry over the next three to five years.



GROWTH THROUGH EXPANSION. Commissioning of the Jupiter operation has been completed and the operation has been producing product reliably since May 2006. Despite the numerous challenges the project team faced, the plant was restarted five months earlier than the original 15-month plan and within budget.

The "Batsweledi" expansion project, announced in 2005, is moving ahead according to schedule and within budget. Earthworks and piling for the clinker storage silos, pre-heater, kiln piers, cooler, clinker tunnel and electro-static precipitator and the manufacture of equipment are all making good headway.

As the company continues with its preparations to meet the country's growing cement demand, the modernisation of existing and ageing equipment continues. The project for the upgrading and expansion of the cement milling capacity at the Hercules plant in Pretoria is to be presented to the board early in 2007.

A pre-feasibility study into the Western Cape capacity expansion project was completed and the board subsequently approved an R18 million budget for a full feasibility study and this is expected to be presented to the board in August 2007. The environmental impact assessment process has commenced and pre-qualification discussions with vendors for the major plant sections have been initiated.



While expansion projects are under way and existing production facilities are running at high utilisation levels, it is typically a time when safety in the workplace could be compromised. Unfortunately, two fatalities occurred during the year and our heartfelt condolences are extended to the families.

The management team has embarked on a more proactive approach to addressing safety throughout the group launching a behavioural safety initiative, which aims to change safety behaviour through observation, recognition and coaching, and which has involved extensive training prior to implementation. While it is


PPC
CEMENT



still somewhat premature to report on the success of the programme, it has been well received throughout the company.

GROWTH THROUGH TRANSFORMATION.

Transformation has not taken PPC by surprise. The company is totally committed to transformation and Broad-Based Black Economic Empowerment (BBBEE).

PPC is proud of its continued progress and excellent track record in corporate governance and fully embraces the objectives of the Department of Trade and Industry's BBBEE transformation guidelines.

Strategically, PPC is also committed to complying with the Mining Charter requirements of achieving a black equity target of 15% by 2009 and 26% by 2014. The management team is developing an empowerment scheme aimed at a broad selection of partners, including black investors, construction sector bodies and groupings, employees, and members of the communities in which the company operates through community trusts. It is planned that a BBBEE deal, when concluded, will incorporate the majority of the company's stakeholders.

Plans are in place to appoint more senior black executive directors and a black junior board. Selective shadow positions are being introduced to accelerate the appointment of black employees to more senior jobs.

To assist the company in the implementation of these strategies, the board has formed a BBBEE and transformation committee to which directors appropriate to this important process have been appointed. This committee will initially focus on the implementation of the company's BBBEE ownership plans. Advisors have been appointed to assist the company in this matter.

The Afripack empowerment transaction with Nozala has proved highly successful. The loan funding has now been fully repaid a year early and the company continues to show good profit growth.

SOCIAL TRANSFORMATION. In a climate of increased criminal activity and violent crime, achieving true growth and transformation involves more than simple financial hand outs. The motivation behind the company's social investment and upliftment strategy which focuses on training and skills development, is that projects become self-sustainable.

The company continues to support projects that develop skills, resulting in the beneficiaries taking their talents and newly gained skills to a true empowerment and entrepreneurial level. Such projects will eventually create jobs in the communities they serve and in so doing uplift the local economy, which in turn benefits the broader economy.

In addition, PPC supports numerous housing development projects such as the Habitat for Humanity corporate builds as well as the annual Women's Build.

The PPC Young Concrete Sculptors Awards remains a highlight in our calendar. The company is exceptionally proud of its recent achievement in winning the *Business Day/BASA (Business & Arts South Africa) Award* for this sponsorship.

This is further evidence that one of the greatest gifts business can bestow on a nation is its support of the arts.

LOOKING TO THE FUTURE. The rate of earnings growth experienced in the past number of years is likely to be tempered until additional capacity from the Batsweledi project becomes available. The outlook for cement demand remains positive and continued strong performance is expected from the group.

Expenditure on the expansion projects should span three to four years. However, spending on the Batsweledi project together with the additional inland and coastal expansion plans will necessitate an increase in borrowings in the coming financial years.

REVIEW OF OPERATIONS
COATINGS


BARLOWORLD COATINGS
BARLOWORLD PLASCON
Southern Africa
BARLOWORLD AUTOMOTIVE COATINGS
Southern Africa
BARLOWORLD COATINGS AUSTRALIA
Australia
New Zealand
China
BARLOWORLD COATINGS COLOURANT SYSTEMS
South Africa
Australia
JOINT VENTURE OPERATIONS IN SOUTH AFRICA
DU PONT
(Automotive Coatings)
VALSPAR
(Can Coatings)
AKZO NOBEL
(Powder, Marine)
SIZWE
(Architectural, Industrial)
COMPLEMENTARY PRODUCTS IN SOUTHERN AFRICA
Hamilton Brush
Midas Earthcote

We are the market leader in architectural and automotive coatings in South Africa with factories in Durban, Port Elizabeth, Cape Town and Johannesburg. We also have operations in Botswana, Malawi, Namibia, Swaziland and Zambia, with sales in these and other sub-Saharan African countries. Our architectural brands include the premium Plascon range as well as Crown, Professional and Polycell. We also supply specialised coatings in southern Africa to industrial and furniture markets, and paint brushes and other supplies through Hamilton Brush. In Automotive we supply both car manufacturers and the refinish industries with the Plascon, Spies Hecker, Standox and DuPont brands in southern Africa. In Australia we are the third largest architectural paint manufacturer with factories in Sydney, Melbourne and Brisbane. We service the DIY and trade markets through both resellers as well as our own distribution network of stores. The Bristol brand is distributed exclusively through this network of 83 Bristol corporate and 43 franchised stores. We currently export into New Zealand as well as into China through 20 franchised Bristol outlets. Our brands are Bristol, Taubmans and White Knight. We also produce and supply colourant systems in South Africa and export these to a growing number of countries.

Non-financial review

Aspect	2006 information
Countries of operation	Southern Africa, Australia, China
Key products	Double Velvet, Wall & All, Velvaglo, Micatex, Polvin and others
Key non-financial risks	Customers, suppliers (China); skills retention; HIV and Aids
Safety performance	LTIFR: 1.68 Fatalities: 0
	BPSA – achieved 1st stage OHSAS 18001 audits at LVR, CT and Mobeni
ISO 14001	ICC, Automotive Coatings and Plascon South Africa
Job opportunities	Creation of paint academy

R million	Revenue Year ended 30 Sept 2006	2005	Operating profit including fair value adjustments Year ended 30 Sept 2006	2005	Net operating assets 30 Sept 2006	2005
Southern Africa	2 019	1 520	338	281	742	514
Australia and Asia	952	949	(55)	(29)	296	254
	2 971	2 469	283	252	1 038	768
Share of associate income			18	20		

Bcom, LLB, PED-IMD

AJ Lamprecht

André (54) practiced as an advocate of the High Court of South Africa prior to joining the Barloworld group in 1981. From 1983 he played a leading role in steering the group through a turbulent decade of political transition into a post-apartheid South Africa. He was appointed to the board in 1993. In 2003, he was appointed CEO of Barloworld Coatings. He has served on behalf of Barloworld on numerous public bodies and is a past chairman of Business South Africa, a past president of the AHI and a former business convener of the Trade and Industry Chamber of Nedlac. He is also a director of PPC, the National Business Initiative (NBI), trustee of the Business Trust and a member of the Retirement Funds Advisory Committee of the Minister of Finance. He serves on the councils of Business Unity SA (BUSA) and CHAMSA and is a member of the Millennium Labour Council. He is also a former senior member of the Standards Committee of the International Labour Organisation (ILO).



LEADERSHIP TEAM

COATINGS

André Lamprecht (54), BCom, LLB, PED-IMD, chief executive officer. 25
André Naudé (53), BCom, MBA, executive manager, general projects. 12
Baron Schreuder (38), BSc, managing director, Barloworld Plascon, South Africa. 4
Doug Swanson (54), BA, MBA, managing director, Barloworld Automotive Coatings. 31
Doug Thomas (48), BAcc, CA(SA), divisional financial director and financial director, Barloworld Coatings Australia. 25
Ebrahim Mohamed (52), BA, BCom, managing director, complementary businesses and relationship marketing Africa. 24
Garth Smart (49), BA, LLB, MBA, chief operating officer and managing director, Barloworld Coatings, Australia. 19
Kendal Shand (50), LLB, Teachers Training Diploma, executive, HR services. 11
Marius Minnie (41), BCompt (Hons), CA(SA), director, strategy and business development and divisional synergies. 15
Neil Davies (51), BCom, CA(SA), regional finance director, Barloworld Coatings, Africa. 26
Rodney Tweed (36), BAdmin, business development manager. 15
Trudi Neill (43), BCom, managing director, International Chemical Corporation and colourant systems. 17

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

OVERVIEW. Our philosophy of managing for value once again laid the foundation for a pleasing overall result despite the difficult year in Australia. We maintained returns well above cost of capital and also achieved our target of doubling value over the four years to September 2006.

Results for the year were characterised by an excellent performance from the African-based operations. The group was again able to generate strong cash flows resulting in a well managed and controlled balance sheet.

During the year we successfully brought on board two new acquisitions, ie Prostart Investments and Midas Paints. As these operations were only included for part of the year, contribution to the overall result was not significant. Both businesses will provide the foundation on which exciting new strategic initiatives will be built in the future.

ANOTHER SOLID PERFORMANCE FROM BARLOWORLD PLASCON. On the back of another good year for the market and overall economic conditions, we were able to further grow this business. Although the margins came under pressure towards the end of the year, the growth was also reflected in operating profit to deliver another record performance.

The retail sector grew by 12% reflecting the continued investment by consumers in their homes. The Plascon flagship brands of Double Velvet, Wall & All, Velvaglo, Cashmere and Micatex all showed solid growth benefiting from continued media and brand investment.

A key aspect of Plascon's continuing support for its brand has been the Living Concepts showroom, which opened in November 2005 in the Design Quarter, Fourways, Johannesburg. It has seen a significant increase in popularity given the number of consumers coming through the doors. To crown its first year of operation, Plascon recently received a Silver Loerie for "3D and Environmental Design" and a Cube Award for the category "Retail Space as an extension of branding."

Plascon continues to seek innovative ways to add value to its customers and during the year launched the first of a number of mobile training units aimed at improving skills in the industry and especially in retail store environments. This initiative has been welcomed by our customers as their staff is now being trained in the comfort of their own environment.



Trade sales showed growth of 14% driven by commercial development and refurbishment as the building industry continued to expand. Overall we have seen excellent growth in our economy brands in line with our strategy, which impacted margins as expected.

The industrial business also picked up on the back of strong sales into the roadmarking and protective coatings segments. As this component of the business will be the subject of renewed focus during 2007 we recently appointed a dedicated director with vast experience in the industry and previously employed by a world class chemical multinational.

In line with the Barloworld Coatings philosophy of being a socially responsible corporate citizen, and following our ISO 14001 accreditation last year, Plascon achieved the first stage of OSHAS 18001 this year.

We made good progress with our reinvestment program. Capital expenditure incurred during the current year includes upgrades to existing facilities as well as the strategic acquisition of land adjacent to our factory in Luipaardsvlei to allow for future expansion.

The outlook for 2007 is for the market to continue on a growth path albeit slightly lower than 2006. This will be driven primarily by both the general growth in GDP and strong investment in building and construction and government infrastructure expenditure ahead of the 2010 Soccer World Cup.

The other African operations posted a strong performance with turnover up 20% over the prior year. Trading conditions in Zambia and Namibia were good, with Botswana set to capitalise on housing tenders in a recovering economy for the coming year. Competitor activity, pressure on input prices and exposure to exchange rates limited the increase in operating profit to 14%. Direct exports from South Africa were up 22%.


Double
Velvet

AUTOMOTIVE GROUP. The year under review has been another successful one for the automotive grouping of business units.

The wholly owned refinish business experienced an excellent year. The collision repair segment has been able to capitalise on the growth in the vehicle population following buoyant vehicle sales over the last few years. Following significant investment in waterborne technology by the original equipment motor vehicle manufacturers, we have started to introduce this technology into the upper end of the refinish market. We have seen satisfactory progress with a number of body shops having converted to waterborne systems.

The acquisition of the Prostart distribution business was concluded and has more than met expectations. Prostart is a national distributor of automotive refinish coatings and ancillary products in South Africa. The business was acquired to secure and protect the sustainability of the distribution channel for our products amidst the increasing presence of global players in the local market. The transaction to include a BEE partner in this business is expected to be finalised shortly.

The joint venture business with DuPont, which supplies the automotive manufacturing plants, has again performed satisfactorily and continues to maintain its position. Sales growth in the local and export vehicle market will continue to offset expected further reduction in our market share resulting from developments dictated to local vehicle manufacturers via their principals elsewhere in the world. We are also expecting to benefit from the introduction of waterborne paint system technology at Toyota and Volkswagen in the years to come.

The business' capital expenditure program has continued with major items this year being the construction of a new warehouse at the Mobeni factory together with an upgrade of the manufacturing facilities there, and a new warehouse for raw materials and finished products in Port Elizabeth. The manufacturing facilities continue to comply with stringent quality control standards, in particular those set by the automotive plants, most of whom impose rigid quality systems in line with their international operations.

Again in line with the division's philosophy of being socially responsible, and in order to provide a training platform for much needed skills in the spray painting industry, a learnership program will be introduced early in 2007.

COLOURANTS CONTINUES TO MAKE INROADS. 2006 proved to be another good year for the colourant business achieving an annual volume growth of 19%. Export volumes increased substantially over the year and now contribute more than 42% of sales volume. Currently products are exported to Australia, China, Malaysia, Turkey, Russia, Portugal, Spain, Mauritius and a number of countries on the African continent.

Combining these significant exports sales with the fact that close to 50% of the input costs are non-rand denominated the business has significant currency exposure. Accordingly, currency exchange variances can have a material effect on turnover and margins. Despite the weakening rand and its negative impact on input costs, operating profits were considerably improved owing to good cost control together with increased export volumes.

Our ongoing efforts as a socially responsible corporate citizen were rewarded earlier in the year when we achieved ISO 14001 and OHSAS 18001 accreditation.

Prospects for 2007 remain positive. Further real growth opportunities exist in the export markets and the colourant business is well positioned to benefit from these and any other opportunities that may arise.

COMPLEMENTARY PRODUCTS. Hamilton Brush. The business posted a solid result for the year. Although sales were up 13% on last year, the planned increase in operational costs and capex aimed at achieving longer term efficiencies combined with a weakening rand impacted negatively on margins and current year operating profit ended slightly down on last year.

The outlook for this business remains positive. Further investment in plant and new technology combined with increased activity levels will provide a solid platform for the year ahead.

Midas. We acquired the Midas business effective 1 May 2006.

Midas Paints has two main lines of business; its high-end Earthcote range of wall coatings business with its 34 franchised concept stores located in premium retail locations around South Africa and the Midas branded paint range focused on the contractor market. The Earthcote business will fit well with our high end Plascon brand. The Midas brand is already well established in the Western Cape contracting market and we believe it has potential to expand into the rest of the country when linked to our enterprise development initiative. It will provide the opportunity for our further expansion into the contractor arena and play an important role where strong Black Economic Empowerment credentials are needed.

The enterprise development strategy involves partnerships with contractors from previously disadvantaged communities. We are in process of setting up a paint academy as part of which a large number of painter learnerships will be created. This will not only create opportunities for jobless people but will also benefit our clients and the industry as a whole through the upliftment of general skills in the paint industry.

Integration of this new acquisition is progressing well. Operating profit for the five months to September was in line with our expectations. Subsequent to the acquisition, the Fresh Ground range was successfully introduced to Builders Warehouse.

Prospects for the business remain excellent as the Midas product range continues to expand its footprint in the growing local contractor market. Furthermore, opportunities for growth into the UK and Europe through Earthcote are looking extremely positive.

BARLOWORLD COATINGS AUSTRALIA. A concerted effort to find a sustainable strategic solution to the sub-optimal market structure in Australia continued and we made an offer to acquire Wattyl Limited with the full support of the Wattyl board of directors. The resultant restructuring of the industry would have allowed the merged entity to gain sufficient scale to compete vigorously with the current market leader with a comprehensive portfolio of brands and renewed investment in research and development as well as stimulating the overall demand for paint across the industry.

Despite various proposals from Barloworld to successfully complete the transaction, the ACCC decided not to approve the transaction in a form acceptable to us. We therefore allowed the bid to lapse. The hedge gains less the costs of the bid produced a gain for Barloworld of R36 million, which is reflected in the corporate segment.

Trading conditions in the Australian coatings industry remained difficult driven in the main by reduced housing activity and consumer demand as a consequence of two interest rates increases and higher petrol prices. Fortunately some relief did come by way of tax cuts in the middle of the year, however retail industry paint volumes declined by 1.7% for the year.

Most of our resellers reported difficult trading conditions throughout the year. Margins, as a consequence of raw material cost increases which could not be passed on due to competitive conditions, also came under pressure. Operating expenses remain well controlled and finished 3.3% below last year.

Cost reduction initiatives through further restructuring of our business during the year resulted in substantial once off costs. This included closing the White Knight factory at Seven Hills and transferring production to the Villawood factory in Sydney. The Hemmant factory in Brisbane was also closed with production similarly relocated. Restructuring costs of approximately A$4 million were incurred.

Our focus remains to take fixed cost out of the business and various initiatives are currently under way to do so. Steps to sell the retail Bristol branded store network to a third party are well advanced. Not only will this reduce the cost base of the business significantly, but it will also reduce channel conflict with the big box retail customers. Moreover, comprehensive work has been done on our brands and how we can best move forward in the absence of the major acquisition.

Our employee initiatives continued. An employee survey was done for the third year since we embarked on the EVC journey, and the results showed improvement across all the key components of the model. This was most encouraging in the light of the difficult circumstances which prevailed across the business during the year.

BARLOWORLD COATINGS SHANGHAI CO LIMITED

During the first half of the year there was a strong focus on the establishment and settling down of the new operation to provide the basis for the commercial pilot. We welcomed a number of new employees throughout the year with a solid team now in place in Shanghai headed by a professionally well qualified manager who has had considerable experience at another multi national paint company in China. We also have commenced supplying locally made product from our Shanghai Trade Centre premises into the large scale developments particularly focused in the Yangtze River delta region around Shanghai.

Initiatives centred on growing the immediate customer base are under way while we continue to be focused on looking forward to real growth opportunities that exist in forging closer working alliances with Chinese enterprises. These alliances will take differing forms and will be central to delivering the new business model longer term.

The main focus for the coming year remains the completion of the commercial testing phase at our Shanghai Trade Centre and the subsequent rollout of the new model which will see further paint assembly operations established throughout China. The establishment of a Foreign Invested Commercial Enterprise (trading company) to support the existing operation is nearing completion with the authorities. This will provide greater flexibility and facilitate the growth of the business.

PROSPECTS. Barloworld Coatings is still comfortably delivering returns in excess of the group cost of capital hurdle rate. In our quest to create value for our shareholders on a sustainable basis, we shall continue to identify opportunities for both organic growth and acquisition. Any areas not achieving or not expected to exceed the hurdle rate will continue to be critically scrutinised and be subject to corrective action.

Following four acquisitions over the last three years i.e. Colourants, Hamilton Brush, Prostart Investments and Midas Paints, 2007 will be a year of consolidation for the South African operations. We are well positioned to take advantage of growth in the local market in all segments of the business. Furthermore, the full benefit of our latest acquisitions will be realised in the 2007 year.

Global economic conditions, in particular raw material pricing are expected to present downside risk to our margins and as such there will be a relentless focus on all cost areas of the business.

The project to introduce learnerships, aimed at the upliftment of the skills base in the automotive refinish industry as well as the enterprise development program is expected to pick up significant momentum during 2007. Both these projects have a long-term business focus and support sustainable growth into the future.

Following the disappointing decision of the ACCC we have identified a number of future options related to our Australian business. Over the next number of months we'll explore some of these options. Our immediate objective is to bring the business back to profitability on a sustainable basis by the end of 2007. The sale of the Bristol retail stores will be a key component of our restructuring program.



During 2007 we'll complete the commercial test phase of our new business model in China followed by the roll out early in 2008. We are also seeking to bring to fruition our discussions with a local business by the end of 2007.

Barloworld Coatings continues to investigate the attractive opportunities for growth in the Chinese coatings market and expansion of its presence in the region and elsewhere.

REVIEW OF OPERATIONS
SCIENTIFIC



BARLOWORLD SCIENTIFIC								
LABORATORY						MELLES GRIOT		
BSL (Bibby Sterilin)	CARBOLITE	TECHNE	JENWAY	AFORA	DYNALAB	DISTRIBUTION	LASER	OPTICS
UK France Italy	Carbolite GmbH Germany	Techne Inc USA				North America Europe Asia/Pacific		

Laboratory
Barloworld Scientific Laboratory designs, manufacturers and distributes products for use in scientific and technical applications. The products are used for research, teaching, clinical, quality assurance and industrial processing applications and are sold worldwide in more than 100 countries through a network of distributors and sales subsidiaries in France, Italy, Spain, Germany and the USA. Manufacturing is located at six sites in the UK, Spain and the USA. Industries served include pharmaceutical/biotechnology research, secondary and tertiary science education, clinical bacteriology, food and drink quality assurance (QA), environmental monitoring and high temperature industrial processing.

Melles Griot
Melles Griot designs, manufactures and distributes devices that create (lasers), control (lenses) and measure (instrumentation) light; and products that hold or position photonics devices (optomechanical hardware). The company provides standard and custom solutions to industrial and scientific researchers as well as original equipment manufacturers. Manufacturing sites are located in California, Colorado, New York state and Japan. The company also distributes a wide range of own-brand and co-branded products through its award winning catalogue; and operates distribution hubs in North America, Europe and Japan. Industries served include biotechnology, metrology, semiconductor equipment and general research.

Non-financial review

Aspect	2006 information
Countries of operation	USA, Europe, Japan
Key products	Bench top scientific equipment, glass and plastic laboratory products. *Lasers, optics and photonics instrumentation*
Key non-financial risks	Low cost country competition
Safety performance	LTIFR: Laboratory 1.19, Melles Griot 0.35 Fatalities: 0
Environmental spend	£85,000 per annum
Certifications	ISO 14000: Japan ISO 9002: MG – California, Netherlands, Japan. Laboratory – UK, Spain

R million	Revenue Year ended 30 Sept 2006	Revenue Year ended 30 Sept 2005	Operating profit including *fair value adjustments* Year ended 30 Sept 2006	Operating profit including *fair value adjustments* Year ended 30 Sept 2005	Net operating assets 30 Sept 2006	Net operating assets 30 Sept 2005
Europe	1 027	1 009	62	23	834	629
North America	429	382	10	(6)	316	359
Asia	146	135	8	4	109	87
	1 602	1 526	80	21	1 259	1 075

BSc Eng (Mech) (Hons), Dip Bus M	PJ Blackbeard

John (49) has an engineering degree from the University of Cape Town. *He spent the first years of his career with Eskom* in a variety of roles from operations, design, research and development, construction and project management to general management. He joined Barloworld in 1996 as group technical director of Pretoria Portland Cement. He moved to operations director and then to managing director of PPC Cement in 1999. He was appointed as chief operating officer of Pretoria Portland Cement in 2002. He was appointed to the Barloworld board in May 2004 and as chief executive officer of the scientific division in July 2004.


TECHNE
TC-3000

LEADERSHIP TEAM

SCIENTIFIC

John Blackbeard (49), BSc (Mech) Eng (Hons), Dip Bus Man, chief executive officer. 10
Blake Fennell (41), MBA (Pepperdine Univ), chief executive officer, Melles Griot. 16
Eugene Smith (45), MA (Cantab), ACMA, chief financial officer, Melles Griot. 24
John Whitehouse (58), FMS, FCMI, managing director, laboratory products. 17
Ed Wynn (50), BSc, MBA, Dip CIM, sales and marketing director, laboratory products. 12
Rob Tennant (49), BSc, MSc, CPIM, APICS, chief information officer. 26

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.



REVIEW OF PAST YEAR. Laboratory. The laboratory group performance has shown good improvement over the previous year mainly as a result of fixed cost reduction initiatives that were put in place in the previous financial year. These included the setting up of the new distribution centre and the resultant closure of three satellite warehouses, plus the relocation of the Techne business from Cambridge to Staffordshire. This second project has also benefited from significant productivity and quality improvements within the manufacturing process.

Trading was mixed during the year. In the UK the disposal plastics segment has been affected by the well-publicised National Health Service (NHS) funding difficulties and by intensifying competition. Costs have been impacted by significant increases in the price of energy and plastic raw materials which are both at record high levels. Nevertheless, margins have improved further.

Trading in the UK and Europe was weaker than expected. Middle East trading has been adversely impacted due to increased regional tensions. The US businesses have experienced improved trading and also better performance over last year. Other export markets have shown an improved sales position together with better margins, particularly Asia (including China) and Africa.

The equipment businesses have seen good growth in a number of key markets. The furnace and oven manufacturing business has experienced a particularly strong level of sales. Across all the science equipment businesses emphasis again has been placed on product development with a significant number of new products being launched forming a strong pipeline for the coming year.

Plans for the establishment of Barloworld Scientific China are well advanced for full implementation in the forthcoming financial year.

Melles Griot. Melles Griot produced a good improvement from last year as the biotechnology, metrology and photonics markets continued with single digit growth whereas the semiconductor market rebounded in 2006 with double-digit growth. The company also saw activity in the defence sector,



where its line of high-duty-cycle optical shutters find use in night-vision systems.

Year-on-year sales growth was realised for most products except gas lasers, instruments and hardware. The declines were expected due to the product lifecycle of gas lasers and reduced focus on instruments and hardware.

North America and Asia realised good growth in sales whereas the distribution business in Europe saw reduced revenue. Much of the distribution business' decline was due to reclassification and restructuring of the business to better position it for future growth. Some service problems were also experienced as a result of the closure of some European offices, but the problems have since been largely resolved.

Margins improved by almost three percentage points as a result of improved supply chain and inventory management processes as well as increased sourcing from low cost countries.

During its 2006 financial year, Melles Griot brought more than 50 new products to market, with anticipated revenues in excess of US$2 million. Key introductions included higher power and new wavelength diode-pumped solid-state lasers, optical shutters and a number of custom electro-optical assemblies.

VALUE BASED MANAGEMENT. The strategy for each part of the business that was developed last year is still valid and is being implemented via specific action plans and personal scorecards. During the year significant focus has been placed upon the deployment of the EVC throughout the group and the two-year roll-out programme is almost complete. The culture of continuous improvement is growing stronger as evidenced by tangible benefits realised by implementing suggestions from employees.

OUTLOOK. Laboratory. The market outlook for 2007 remains mixed. In the UK and Europe most markets are expected to recover with the exception of supplies to the NHS. The North American, Eastern Europe and Russian markets are expected to generate some sales growth. The Middle East will remain unpredictable. Sales development will be supported by a significant number of new science equipment products. The new manufacturing and sales business being set up in China will be operational by the end of March 2007. This will reduce the costs of production and also increase sales in that region.

Melles Griot. Melles Griot will also benefit from reduced costs and increased sales from Barloworld Scientific China as a result of increased outsourcing of optical components and subsystems in that region. The company is positioned to benefit from increased sales of electro-optical assemblies, or subassemblies, incorporating a number of Melles Griot products. Key design wins are being realised with customers involved in semiconductor capital equipment and bio-analytical instrumentation.

Markets are expected to continue growing in all areas, but the semiconductor market could slow somewhat during the course of the new year.

REVIEW OF OPERATIONS
CORPORATE AND OTHER


Barloworld Logistics
Barloworld Logistics

CORPORATE AND OTHER

CORPORATE OFFICES
- Johannesburg
- London

BARLOWORLD LOGISTICS
- South Africa
- Australia
- USA
- Dubai
- UK

BARLOWORLD LOGISTICA
- Spain

Corporate primarily comprises the operations of the headquarters in Johannesburg, the London treasury and the captive insurance company. Included under Other are Barloworld Logistics in South Africa and Spain.

Non-financial review

Aspect	2006 information
Countries of operation	Southern Africa, UK, USA, Spain, Portugal, UAE
Key sectors	Corporate operations, logistics
Key non-financial risks	Vehicle accidents; legal liabilities from road accidents; loss of skills
Safety performance	LTIFR: 1.97 Fatalities: 0

R million	Revenue Year ended 30 Sept 2006	2005	Operating profit including fair value adjustments Year ended 30 Sept 2006	2005	Net operating assets 30 Sept 2006	2005
Southern Africa	735	561	41	21	925	871
Europe	280	177	159	(21)	(619)	(759)
	1 015	738	200	–	306	112

BCom CTA, CHARTERED ACCOUNTANT (SA)	DG Wilson

Don (49) joined Barloworld in December 1982 and held various executive financial positions in the Barloworld Group, mainly within the Equipment Division. He was also subsequent to the acquisition in 1992 based at Barloworld Finanzauto in Spain for a period of time. He left Barloworld and joined Sappi Limited as Executive Director – Finance from April 1999 to July 2006. He re-joined Barloworld Limited in August 2006 as finance director


Barloworld
Logistics
Barloworld
Logistics

LEADERSHIP TEAM

Leadership team

LOGISTICS

Paul Stuiver (49), BEng, chief executive officer. 23
Alwyn Smith (41), MPhil Oxon, financial director, 11
Barry Saxton (63), PMD (Harvard), marketing director. 4
Mark Tarlton (47), BSc Eng, MBL, director, knowledge and technology. 19
John Williamson (61), CA(SA), director, operations. 5

CORPORATE OPERATIONS AND FINANCIAL SERVICES

Paul Acott (61), BA (Hons), FCA, group retirement benefits manager. 25
Andrew Bannister (49), BBusSci (Hons), CA(SA), ACA, finance director, Barloworld Holdings Plc. 21
Sibani Mngomezulu (35), LLM HDipCoLaw HDipTax Law, group company secretary. 3
Terry Dearling (48), BA, group general manager: human resources. 12
Liz Dougall (49), CA(SA), PGDip Tax (Natal), group taxation manager. 8
Mark Drewell (45), MA (Oxon), head of corporate communication. 17
Clive Manby (56), BCom, CA(SA), head of corporate planning. 29
Rowan Goeller (35), Bsc Eng (Chemical), CFA, head of investor relations. 2
Dave Powell (60), BSc, chief information officer. 33
Tamra Saayman (34), CA(SA), BCom Acc (Hons), head of internal audit. 4
Ian Stevens (56), Bcom, CA(SA), group general manager: finance. 22
Pieter van Dam (50), BSc (Civil) Eng, MBA, group strategy facilitator. 6
Johan van Wyk (43), CA(SA), group financial controller. 16
Hilary Wilton (51), ACII, CIP, head of risk services. 4
Maurice Pin (55), corporate services and administration manager. 36
Bruce Lange (48), BA LLB, general counsel. 16
Mike Fahy (52), FCIS, company secretary, Barloworld Holdings Plc. 18

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

In southern Africa, results were favourably impacted by a net benefit of R36 million arising from the offer to acquire Wattyl in Australia. This represents a profit earned on currency hedges concluded to protect the company against negative currency movements during the term of the offer, less associated acquisition costs.

In Europe results were favourably impacted by a change in accounting policy for post-employment benefit obligations. An accounting gain in terms of IAS 19 amounting to R149 million pre-tax (£10.5 million) arose due to a reduction in the defined benefit pension liabilities in the United Kingdom. This followed a move, by consensual agreement, to career average revalued earnings as a basis for determining pension benefits. Net operating liabilities exceed assets by R619 million due to the liability of R777 million (2005: R747 million) for the pension fund deficits which has been brought on balance sheet in terms of the accounting policy change.

Barloworld Logistics is a market leader in the field of supply chain management and integrated logistics in southern Africa and its expanded footprint now also covers the UK, the USA, Spain/Portugal and the Middle East.

During the year the management of Barloworld's logistics operations in South Africa and Spain were integrated to widen the skills base, share best practices and expand the Iberian offering to include integrated supply chain solutions.

The company acquired Radical, the UK-based software company that developed the well-known network modelling tool, CAST. This acquisition enhances Barloworld Logistics offering of world-class logistics software tools to clients across the globe.

Our leading BEE status in Barloworld Logistics Africa, our 25% empowered operating company, resulted in an increase in the conclusion of new contracts



with blue chip clients which will contribute to sustainable growth. During the last 5 years, gross revenue (including Barloworld clients) has increased at a compound rate in excess of 40% per annum to almost R4 billion this year. Employees around the world now number 1 796.

In South Africa, Barloworld Logistics was nominated Best Company to Work For in the Logistics, Shipping and Transport sector for the second year running. The company also won Gold and Silver Awards at the annual SA Logistics Achiever Awards. These awards recognise excellence in logistics and highlight the value that is created out of sustainable smart-partnerships with clients.

In the year ahead the company will continue to enhance its smart-partnerships with key clients, its intellectual property, specialised skills, software tools and systems, to add even more value to clients and to continue expanding the international footprint already established.

FINANCE DIRECTOR'S REVIEW

FINANCE DIRECTOR'S REVIEW

Revenues increased by 13% to R42 693 million. Good growth was delivered in the southern African equipment division due to increasing infrastructure and mining expenditure while the cement business benefited from strong demand in the domestic building and construction industry.



PHOTOGRAPHY **GEOFF BROWN**

BCom (Hons), CS(SA), MPHIL (CANTAB)	**CB Thomson**

Clive (40) joined Barloworld in March 1997 as finance director of the Barloworld Coatings division. He was appointed to the Barloworld board as finance director on 1 April 2003 and will succeed Lester Day as chief executive of Barloworld Equipment on 1 December 2006. Previously he was a partner of Deloitte & Touche where he served in audit, technical advisory and education portfolios. In 1993, he completed his Master of Philosophy (MPhil) degree at Cambridge University, England in the Economics and Politics of Development.

GROUP OPERATING PERFORMANCE. Revenues increased by 13% to R42 693 million. Good growth was delivered in the southern African equipment division due to increasing infrastructure and mining expenditure while the cement business benefited from strong demand in the domestic building and construction industry.

Operating profit rose by 21% to R4 133 million and the operating margin increased to 9.7% (2005: 9.1%). Since 2000 the margin has grown steadily with improvements in most of the divisions. This year the improvement was driven largely by the strong performance in cement and a R149 million benefit from the reduction in UK pension obligations discussed below.

Income from associates and joint ventures increased by R19 million to R72 million. The improvement was largely attributable to higher profits contributed by the Siberian joint venture in equipment division and the motor division empowerment joint ventures.



Operating margins 2000 – 2006
(%)
10
9
8
7
6
5
4
3
2
1
0
00
01
02
03
04
05
06

The southern African operations hedge foreign currency trade commitments and the weakening of the rand against the US dollar in the second half of the year contributed to positive mark-to-market adjustments in the fair value of derivative financial instruments. In addition hedges concluded to protect the company against negative currency movements during the term of the offer to acquire Wattyl in Australia, were closed out at a profit of R54 million when we allowed the offer to lapse.

The impact of financial instrument adjustments on profit before tax is made up as follows:

R million	**2006**	2005
Equipment southern Africa	**141**	(51)
Wattyl hedge	**54**	
Other operations	**40**	(6)
Total positive (negative) fair value adjustments	**235**	(57)
Recouped at operating profit level	**20**	107
Impact on profit before tax	**255**	50

In order to reduce earnings volatility resulting from fluctuations in foreign exchange rates, the company implemented hedge accounting for Caterpillar machine purchases in the southern African equipment business with effect from 1 June 2006. The effect of this change is that R140 million (R99 million after tax) in fair value adjustments which would otherwise have been included in income are now reflected in equity. Fair value adjustments continued to impact income in respect of the purchase of parts and other vehicle and equipment brands where hedge accounting has not yet been implemented.

Finance costs increased by R164 million to R605 million. This was mainly due to the acquisitions of Avis Denmark in November 2005, the remaining 50% of Avis Fleet Services in April 2006, and an increase in interest rates. Interest cover remained strong at 5.8 times, well above our group target of 3.0 times.

Income from investments rose to R273 million (2005: R198 million) largely as a result of the refinancing by central treasury of the funding of Avis Fleet Services when the company became a wholly owned subsidiary.

Taxation rose by 31% to R1 370 million in line with the higher profits. The effective taxation rate (excluding exceptional items, Secondary Tax on Companies and prior year taxation) increased to 30.0% (2005: 29.0%).

Income from associates and joint ventures increased by R19 million to R72 million. The improvement was largely attributable to higher profits contributed by the Siberian joint venture in equipment division and the motor division empowerment joint ventures.

Exceptional profits of R120 million (2005: R7 million) included gains on disposal of properties, investments and subsidiaries of R143 million less impairments of goodwill and capital assets of R23 million.

Following the decision taken earlier this year to dispose of the steel tube division, this business segment has been reflected as a discontinued operation. The net loss of R112 million comprises an impairment of R156 million reduced by the after tax profits earned during the year of R44 million.

Net profit from continuing operations increased by 34% to R2 858 million (2005: R2 139 million), while headline earnings per share (HEPS) increased by 32% from 888 cents to 1 171 cents. This includes the benefit resulting from an accounting policy change and initiatives to address the UK pension deficits. In particular, the transition from a final pay plan to a career average revalued earnings (CARE) plan has reduced pension obligations by R149 million pre-tax (£10.5 million). In terms of IAS 19, this has been recognised in income in the current year.

FINANCIAL TARGETS. The company exceeded a number of its targets last year and new targets were consequently set and approved by the board in 2006. Progress against the key financial targets for the group is illustrated in the table below.

Cash flow return on investment (CFROI) is an important metric in terms of Value Based Management (VBM) and is our key measure of real financial returns earned by the group. It is also calculated at segment level and down to individual business units within each segment. CFROI is supplemented by cash value added (CVA) which measures the financial value created by a business unit in excess of the group's cost of capital or selected hurdle rate.

Net profit attributable to Barloworld Limited shareholders is reconciled to headline earnings as follows:

R million	**2006**	2005	%
Net profit attributable to Barloworld Limited shareholders	**2 357**	1 849	27
Impairment loss on disposal of Steel Tube after taxation	**156**		
Net exceptional items	**(94)**	(6)	
Loss/(profit) on sale of plant and equipment	**4**	(2)	
Headline earnings	**2 423**	1 841	32
Headline earnings per share (cents)	**1 171**	888	32

Financial targets

	Previous target	New target	**Actual 2006**	Actual 2005
CFROI (%)	>8	>8	**12.3**	10.3
Operating margin (%)	>7	>10	**9.7**	9.1
Return on net assets – Group (%)	>15	>20	**19.1**	18.3
Trading (%)	>20	>25	**26.8**	25.6
Return on equity (excluding exceptional items) (%)	>15	>20	**18.0**	16.8
Interest cover – Group (times)	>3	>3	**5.8**	6.0
Trading (times)	>5	>5	**10.6**	11.3
Leasing (times)	>1	>1	**1.4**	1.5
Car rental (times)	>2	>1.25	**1.7**	1.9
Dividend cover (times)	2 – 2.5	2 – 2.5	**2.0**	2.0
Net debt/EBITDA (times)	<2.5	<2.5	**1.4**	1.3
Working capital days	<35	<35	**34**	35

The CFROI achieved by the group in 2006 is 12.3% (2005: 10.3%) which compares favourably with the real hurdle rate applied of 8%. This hurdle rate approximates the company's expected long-term cost of capital, although the current real cost of capital is somewhat lower at 6.4%.


Financial returns
(%)


30
25
20
15
10
5
0
00
01
02
03
04
05
06
CFROI
RONA (trading businesses)
ROE

CASH FLOW. Cash flow from operations rose by 38% to R4 931 million and has grown at a compound annual growth rate of 22% since 2000.

Operating cash flow 2000 – 2006
(R million)


5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
00
01
02
03
04
05
06

Working capital increased by R10 million in the year while cash used in investing activities amounted to R2 938 million (2005: R2 980 million) and is made up as follows:

R million	**2006**	2005
Net acquisitions and (disposals) of subsidiaries and investments	**770**	374
Net additions to property, plant and equipment	**624**	977
Net investment in fleet leasing and rental assets	**2 108**	1 629
Proceeds on disposal of US leasing assets	**(564)**	
	2 938	2 980

The net cash inflow before financing activities amounted to R698 million (2005: R601 million outflow).

BALANCE SHEET AND BORROWINGS. Total assets grew by 25% to R35 654 million. The currency effect on translation of offshore net assets resulted in an increase in net assets of R1 832 million following the depreciation of the rand in the second half of the year.

The vehicle rental fleet increased by R1 245 million, mainly due to the acquisition of Avis Denmark and strong growth in the SA rental fleet.

Assets classified as held for sale increased to R2 840 million (2005: R180 million). The increase is mainly attributable to the pending sales of the steel tube division and the United Kingdom leasing assets in the industrial distribution division.

Total interest-bearing borrowings of R9 884 million, rose by R1 842 million in the year. The increase was mainly due to the acquisitions referred to above, growth in the fleet leasing and rental assets and capital expenditure. Borrowings in the three segments utilised in the group for gearing purposes, are all within the defined target ranges as follows overleaf.

Total debt to equity (%)	Trading	Leasing	Car rental	Total group
Target range	30 – 50	600 – 800	200 – 300	
Ratio at 30 September 2006	32	689	233	73

The target range for the trading segment was increased from 20 – 40% to 30 – 50% during the year. Since the target range was set more than two years ago, interest rates have declined and Trading interest cover has remained high (10.6 in 2006; 11.3 in 2005), well above the five times target. The group therefore has the financial flexibility to increase its debt to equity ratio for the trading segment and the board approved the revised target range of 30 – 50%.

The total debt-to-equity ratio for the group of 73% compares to 66% last year. The maturity profile of the group's borrowings has seen an increase in the short-term component from 32% last year to 45% this year. However this will reduce once the proceeds are received from the disposals of assets referred to above.

The company's national scale AA-(zaf) credit rating was reaffirmed by Fitch Ratings in July 2006.

Cash and cash equivalents totalled R2 134 million at 30 September 2006 (2005: R1 399 million). Reserving requirements in the company's captive insurance operations restrict the use of cash balances of R405 million (2005: R344 million).

ACCOUNTING POLICIES. A number of new or revised accounting standards issued by the International Accounting Standards Board, were adopted this year.

The changes in accounting policy having the most impact on group results relate to IFRS2 Share-based Payment and IAS 19 (revised) Employee Benefits. In addition, the adoption of Circular 9 issued by SAICA has led to revised accounting treatment for cash and *settlement discounts*, *volume* and other rebates and extended credit terms. The effect of the above changes is set out in detail on pages 242 to 245. The company adopted the option, contained in an amendment to IAS 19 (revised) Employee Benefits, to recognise actuarial gains and losses arising on retirement benefit funds outside profit or loss in a statement of recognised income and expense. The combined deficits of the two United Kingdom defined benefit pension schemes are now reflected on balance sheet. The effect of this change has been to increase liabilities and reduce shareholders funds by R777 million (2005: R747 *million*).

In preparing the financial statements in terms of IFRS, certain accounting policies have been identified as

Borrowings profile	**Borrowings**		**Redemption**		
R million	**September 2006**	2007	2008	2009	2010 onwards
Long-term	**5 475**		**1 713**	**533**	**3 229**
South Africa	3 040		326	25	2 689
Offshore	2 435		1 387	508	540
Short-term	**4 409**	**4 409**			
South Africa	2 796	2 796			
Offshore	1 613	1 613			
Total	**9 884**	**4 409**	**1 713**	**533**	**3 229**

involving particularly complex or subjective judgement or assessments and these are set out in detail on pages 172.

ACQUISITIONS AND DISPOSALS. The more significant acquisitions during the year included:

- the Avis and Budget operations in Denmark
- the 50% of Avis Fleet Services not previously owned
- the businesses of Prostart (automotive refinish coatings) and Midas Paints.

The net cash cost of subsidiaries and businesses acquired during the year was R814 million. The earnings attributable to these subsidiaries and businesses for the period owned by the group was R37 million.

The most significant disposal during the year was the sale of the United States handling leasing assets for R564 million (US$79 million).

Agreements have been concluded for the sale of the steel tube business. The sale has been approved by the competition authorities but implementation remains subject to signature of the loan agreements. Subsequent to year end, agreements were concluded for the sale of the majority of the UK leasing assets in the industrial distribution division at an amount which approximates net asset value.

SHAREHOLDER INFORMATION. A total of 2 249 116 shares were issued to satisfy the requirements of the company's share option scheme.

The company's capital structure was simplified during the year with the cancellation of 19 090 900 treasury shares, representing 8.3% of its issued share capital.

The company repurchased 10 145 835 shares during the year pursuant to its share buy-back programme. A total of R1 160 million was expended in acquiring the shares at an average cost of R113.97 per share. These shares have also been cancelled.

As a result of the above transactions, the weighted average number of shares in issue for the year was 206 959 270, marginally lower than in 2005.

DIVIDENDS. Dividends totalling 600 cents per share were declared in respect of this year's earnings, a 32% increase on the prior year. This represents a dividend cover of two times headline earnings per share, at the aggressive end of the target range of two to 2.5 times.

THE YEAR AHEAD. The company's balance sheet is strong and further strengthening is expected when the proceeds of the disposals of the steel tube division and the UK leasing assets are received next year.

The R1 360 million cement capacity expansion programme at Dwaalboom is progressing well.

The cash generation capability of our operations is good and will facilitate the group taking advantage of suitable growth opportunities when they arise.

Clive Thomson
Finance director

ANNUAL FINANCIAL STATEMENTS

for the year ended 30 September 2006

INDEX

DIRECTORS' RESPONSIBILITIES AND APPROVAL

for the year ended 30 September 2006

The directors of Barloworld Limited have pleasure in presenting the annual financial statements for the year ended 30 September 2006.

In terms of the South African Companies Act, 1973, as amended, the directors are required to prepare annual financial statements that fairly present the state of affairs and business of the company and of the group at the end of the financial year and of the profit or loss for that year. To achieve the highest standards of financial reporting, these annual financial statements have been drawn up to comply with International Financial Reporting Standards.

The annual financial statements comprise:

- the balance sheets
- the income statements
- the cash flow statements
- a seven year summary of balance sheets, income statements, cash flow statements, as well as statistics in respect of ordinary share performance, profitability and asset management, liquidity and leverage, and value added;
- a summary in other currencies; and
- segmental analyses.

The reviews by the chairman, the chief executive officer, the finance director and the detailed operational reports discuss the results of operations for the year and those matters which are material for an appreciation of the state of affairs and business of the company and of the Barloworld group.

Supported by the audit committee, the directors are satisfied that the internal controls, systems and procedures in operation provide reasonable assurance that all assets are safeguarded, that transactions are properly executed and recorded, and that the possibility of material loss or misstatement is minimised. The directors have reviewed the appropriateness of the accounting policies, and concluded that estimates and judgments are prudent. They are of the opinion that the annual financial statements fairly present the state of affairs and business of the company at 30 September 2006 and of the profit for the year to that date. The external auditors, who have unrestricted access to all records and information, as well as to the audit committee, concur with this statement.

In addition, the directors have also reviewed the cash flow forecast for the year to 30 September 2007 and believe that the Barloworld group has adequate resources to continue in operation for the foreseeable future. Accordingly, the annual financial statements have been prepared on a going-concern basis and the external auditors concur.

The annual financial statements were approved by the board of directors and were signed on their behalf by:

WAM Clewlow
Chairman

AJ Phillips
Chief executive officer

CB Thomson
Finance director

Sandton
17 November 2006

REPORT OF THE INDEPENDENT AUDITORS

for the year ended 30 September 2006

We have audited the annual financial statements and the group annual financial statements of Barloworld Limited set out on pages 160 to 277 for the year ended 30 September 2006. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and of the group at 30 September 2006, and of the results of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche
Registered Auditors
Per AG Waller
Partner

17 November 2006

Buildings 1 and 2
Deloitte Place
The Woodlands
Woodlands Drive
Woodmead Sandton

National Executive: GG Gelink Chief Executive AE Swiegers Chief Operating Officer GM Pinnock Audit DL Kennedy Tax L Geeringh Consulting MG Crisp Financial Advisory L Bam Strategy CR Beukman Finance TJ Brown Clients & Markets SJC Sibisi Public Sector and Corporate Social Responsibility NT Mtoba Chairman of the Board J Rhynes Deputy Chairman of the Board

CERTIFICATE BY SECRETARY

for the year ended 30 September 2006

In terms of section 268G(d) of the South African Companies Act, 1973, as amended (the Act), I certify that Barloworld Limited has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act. Further, that such returns are true, correct and up to date.

S Mngomezulu
Secretary

Sandton
17 November 2006

DIRECTORS' REPORT

for the year ended 30 September 2006

NATURE OF BUSINESS

Barloworld Limited (Barloworld or the company) is a registered holding company that, through its divisions and subsidiaries provides a wide range of market-leading products, services and business solutions to customers through dedicated teams of industry specialists in equipment (Caterpillar machines and engines), industrial distribution (Hyster lift trucks and Freightliner trucks), motor (auto retail and car rental), cement (PPC), coatings, scientific, steel tube and logistics. Barloworld's primary listing is under "diversified industrials" on the JSE Limited. Barloworld's shares have secondary listings on the Brussels, Frankfurt, London, Namibia and Swiss SWX exchanges.

FINANCIAL RESULTS

Full details of the financial results are set out on pages 162 to 277 of these annual financial statements.

YEAR UNDER REVIEW

The year under review is fully covered in the chairman's, the chief executive's and the finance director's reviews.

SHARE CAPITAL

Details of the authorised and issued share capital, together with details of shares issued and options granted during the year, appear in note 13 of the annual financial statements.

In April 2006, Barloworld and a subsidiary, Barloworld Investments (Proprietary) Limited ("Barloworld Investments"), entered into a share acquisition and disposal agreement whereby Barloworld acquired from Barloworld Investments 19 090 900 treasury shares which Barloworld Investments had acquired in 2000 and 2003 pursuant to general authorities granted to Barloworld by its ordinary shareholders on 26 January 2000 and 30 January 2003 respectively.

In addition to the aforesaid specific share buy-back, there was a general buy-back during the year under review when Barloworld acquired 10 145 835 shares.

DIVIDENDS

Details of the dividends declared and paid are shown in note 28 to the annual financial statements on page 236.

DIRECTORS

Biographical notes of the current directors are given on pages 16, 23, 35, 46, 48, 103, 113, 121, 131, 137, 145, 149 and 152. Details of directors' remuneration and options appear on pages 251 to 255.

CHANGES IN DIRECTORATE

Two new directors were appointed during the financial year under review, namely Ms S Mkhabela, an independent non-executive director who was appointed to the board on 27 January 2006 and Mr DG Wilson, who joined the board on 29 September 2006 succeeds Mr CB Thomson as finance director. Mr LS Day, CEO of Barloworld Equipment, will retire at the end of November 2006 to be succeeded by Mr CB Thomson. Mr MD Coward will resign from the board to head the consortium which is acquiring the steel tube business.

COMPANY SECRETARY AND REGISTERED OFFICE

The company secretary is Mr S Mngomezulu and his address and that of the registered office are as follows:

Business address	**Postal address**
180 Katherine Street	PO Box 782248
Sandton	Sandton, 2146
South Africa	South Africa

PROPERTY, PLANT AND EQUIPMENT

There is no change in the nature of the property, plant and equipment of the group or in the policy regarding their use during the year under review.

INSURANCE

The group has placed cover in the London and South African traditional insurance markets up to R2 billion in excess of R15 million. Group captive insurers provide cover for losses that may occur below the R15 million level, retaining R45 million in the aggregate. These arrangements are unchanged, from those in 2005.

CONTRACTS

No contracts in which directors and officers of Barloworld and its subsidiaries had an interest and that significantly affected the affairs or business of the company, or any of its subsidiaries, were entered into during the year under review, with the exception of the sale of all the assets of the steel tube business to, amongst others, the steel tube management consortium. Mr MD Coward, a member of the board of directors of Barloworld, heads this consortium. In terms of JSE Listings Requirements, PricewaterhouseCoopers Corporate Finance (Proprietary) Limited (PwC) were appointed to advise the board of directors of Barloworld on whether the terms and conditions of the transaction were fair and reasonable to Barloworld shareholders. PwC concluded that the transaction was fair and reasonable.

SUBSIDIARY COMPANIES

Details of principal subsidiary companies are shown on pages 256 to 257 of the annual financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Barloworld's financial statements were prepared in terms of International Financial Reporting Standards.

MAJOR SHAREHOLDERS

Shareholders holding beneficially, directly or indirectly, in excess of 5% of the issued share capital of the company are detailed on page 85 of the annual report.

EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Events subsequent to the balance sheet date are set out in note 41 of the consolidated annual financial statements.

DEFINITIONS

Refer page 174 for a list of financial terms used in the annual financial statements of Barloworld Limited (the company) and consolidated financial statements.

BASIS OF PREPARATION

1. Accounting framework

The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) using the historical cost convention except for certain financial instruments that are stated at fair value and adjustments, where applicable, in respect of hyperinflation accounting.

The basis of preparation is consistent with the prior year, except for new and revised standards adopted per note 33 to the financial statements.

2. Underlying concepts

The financial statements are prepared on the going concern basis using accrual accounting.

Assets and liabilities and income and expenses are not offset unless specifically permitted by an accounting standard.

Financial assets and financial liabilities are offset and the net amount reported only when a legally enforceable right to set off the amounts exists and the intention is either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Changes in accounting policies are accounted for in accordance with the transitional provisions in the standards. If no such guidance is given, they are applied retrospectively, unless it is impracticable to do so, in which case they are applied prospectively.

Changes in accounting estimates are recognised in profit or loss.

Prior period errors are retrospectively restated unless it is impracticable to do so, in which case they are applied prospectively.

3. Recognition of assets and liabilities

Assets are only recognised if they meet the definition of an asset, it is probable that future economic benefits associated with the asset will flow to the group and the cost or fair value can be measured reliably.

Liabilities are only recognised if they meet the definition of a liability, it is probable that future economic benefits associated with the liability will flow from the entity and the cost or fair value can be measured reliably.

Financial instruments are recognised when the entity becomes a party to the contractual provisions of the instrument. Financial assets and liabilities as a result of firm commitments are only recognised when one of the parties has performed under the contract.

Regular way purchases and sales are recognised using trade date accounting.

4. Derecognition of assets and liabilities

Financial assets are derecognised when the contractual rights to receive cash flows have been transferred or have expired or when substantially all the risks and rewards of ownership have passed.

All other assets are derecognised on disposal or when no future economic benefits are expected from their use.

Financial liabilities are derecognised when the relevant obligation has either been discharged or cancelled or has expired.

5. Foreign currencies

The functional currency of each entity within the group is determined based on the currency of the primary economic environment in which that entity operates. Transactions in currencies other than the entity's functional currency are recognised at the rates of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in such currencies are translated at the rates ruling at the balance sheet date.

Gains and losses arising on exchange differences are recognised in profit or loss.

The financial statements of entities within the group whose functional currencies are different to the group's presentation currency, which is South African rand, are translated as follows:

- Assets, including goodwill, and liabilities at exchange rates ruling on the balance sheet date
- Income items, expense items and cash flows at the average exchange rates for the period

- Equity items at the exchange rate ruling when they arose

Resulting exchange differences are classified as a foreign currency translation reserve and recognised directly in equity. On disposal of such a business unit, this reserve is recognised in profit or loss.

6. Hyperinflationary currencies
The financial statements of foreign entities that report in the currency of a hyperinflationary economy are restated for the decrease in general purchasing power of the currency at the balance sheet date before they are translated into the group's presentation currency.

7. Segmental reporting
Segment accounting policies are consistent with those adopted for the preparation of the group financial statements. The primary basis for reporting segment information is business segments and the secondary basis is by significant geographical region, which is based on the location of assets. The basis is consistent with internal reporting for management purposes as well as the source and nature of business risks and returns. All intra-segment transactions are eliminated on consolidation.

8. Post-balance sheet events
Recognised amounts in the financial statements are adjusted to reflect events arising after the balance sheet date that provide evidence of conditions that existed at the balance sheet date. Events after the balance sheet that are indicative of conditions that arose after the balance sheet date are dealt with by way of a note.

9. Comparative figures
Comparative figures are restated in the event of a change in accounting policy or prior period error.

COMPANY FINANCIAL STATEMENTS

10. Subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures in the separate financial statements presented by the company are recognised at cost.

CONSOLIDATED FINANCIAL STATEMENTS

11. Interests in Subsidiaries
The consolidated financial statements incorporate the assets, liabilities, income, expenses and cash flows of the company and all entities controlled by the company as if they are a single economic entity. Control is achieved where the company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated income statement from the date of acquisition or up to the date of disposal.

Inter-company transactions and balances between group entities are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are shown separately from the group equity therein. It consists of the amount of those interests at acquisition plus the minorities' subsequent share of changes in equity of the subsidiary. On acquisition the minorities' interest is measured at the proportion of the pre-acquisition fair values of the identifiable assets and liabilities acquired. Losses applicable to minorities in excess of its interest in the subsidiaries' equity are allocated against the group's interest except to the extent that the minorities have a binding obligation and the financial ability to cover losses.

12. Interests in associates
The consolidated financial statements incorporate the assets, liabilities, income and expenses of associates using the equity method of accounting, applying the group's accounting policies, from the acquisition date to the disposal date (except when the investment is classified as held for sale, in which case it is accounted for as Non-current Assets Held For Sale (see accounting policy note 20 below)). The most recent audited annual financial statements of associates are used, which are all within three months of the year-end of the group. Adjustments are made to the associates' financial results for material transactions and events in the intervening period. Losses of associates in excess of the group's interest are not recognised unless there is a binding obligation to contribute to the losses.

Goodwill arising on the acquisition of associates is accounted for in accordance with the accounting policy for goodwill as set out in 18 below and is included in the carrying amount of the associate.

Where a group entity transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate.

13. Interests in joint ventures
The consolidated financial statements incorporate the assets, liabilities, income and expenses of joint ventures using the equity method, applying the group's accounting policies (except when the investment is classified as held for sale, in which case it is accounted for as Non-current Assets Held For Sale (see accounting policy note 20 below)). The most recent audited annual financial statements of joint ventures are used, which are all within three months of the year-end of the group. Adjustments are made to the joint venture's financial results for material transactions and events in the intervening period. Losses of joint ventures in excess of the group's interest are not recognised unless there is a binding obligation to contribute to the losses.

Goodwill arising on the acquisition of the group's interest in jointly controlled entities is accounted for in accordance with the accounting policy for goodwill as set out in 18 below and is included in the carrying amount of the joint venture.

Where a group entity transacts with a jointly controlled entity of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the jointly controlled entity.

FINANCIAL STATEMENT ITEMS

Balance sheet

14. Property, plant and equipment
Property, plant and equipment represents tangible items that are held for use in the production or supply of goods or services, for rental to others, or for administrative purposes and are expected to be used during more than one period.

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the estimated cost of dismantling and removing the assets.

Owner occupied properties and investment properties in the course of construction are carried at cost, less any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value. Cost includes professional fees and, for qualifying assets, borrowings costs capitalised in accordance with the group's accounting policy. Depreciation commences, on the same basis as other property assets, when the assets are ready for their intended use.

Depreciation is charged so as to write off the depreciable amount of the assets, other than land, over their estimated useful lives to estimated residual values, using a method that reflects the pattern in which the asset's future economic benefits are expected to be consumed by the entity.

Where significant parts of an item have different useful lives to the item itself, these parts are depreciated over their estimated useful lives.

The methods of depreciation, useful lives and residual values are reviewed annually.

The following methods and rates were used during the year to depreciate property, plant and equipment to estimated residual values:

Aircraft	Straight line	5 years
Buildings	Straight line	20 to 50 years
Plant	Straight line	5 to 35 years
Vehicles	Straight line	5 to 10 years
Equipment	Straight line	5 to 10 years
Furniture	Straight line	3 to 15 years

Assets held under finance leases are depreciated over their expected useful lives or the term of the relevant lease, where shorter.

The gain or loss arising on the disposal or scrapping of property, plant, and equipment is recognised in profit or loss.

15. Decommissioning and rehabilitation assets
Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the group's environmental policies.

The expected cost of any committed decommissioning or restoration programme, discounted to its net present value, is provided and capitalised at the beginning of each project. The capitalised cost is depreciated over the expected life of the asset and the increase in the net present value of the provision for the expected cost is included with finance costs. Subsequent changes in the initial estimates of rehabilitation and decommissioning costs are capitalised as part of the cost of the item and depreciated prospectively over the remaining life of the item to which they relate.

The cost of ongoing programmes to prevent and control pollution and to rehabilitate the environment is taken to profit or loss as incurred.

Annual contributions are made to the group's Environmental Rehabilitation Trust Fund, created in accordance with statutory requirements, to provide for the estimated cost of pollution control and rehabilitation to the end of the life of the related asset. The financial statements of the trust fund are incorporated with the consolidated financial statements.

16. Investment property

An investment property is either land or a building or part of a building held by the owner or by the lessee under a finance lease to earn rentals or for capital appreciation or both.

The cost model is applied in accounting for investment property, i.e. the investment property is recorded at cost less any accumulated depreciation and impairment losses.

17. Intangible assets

An intangible asset is an identifiable non-monetary asset without physical substance. It includes patents, trademarks, capitalised development cost and certain costs of purchase and installation of major information systems (including packaged software).

Intangible assets are initially recognised at cost if acquired separately or internally generated or at fair value if acquired as part of a business combination. If assessed as having an indefinite useful life, the intangible asset is not amortised but tested for impairment annually and impaired if necessary. If assessed as having a finite useful life, it is amortised over their useful lives (generally three to seven years) using a straight-line basis and tested for impairment if there is an indication that they may be impaired.

Research costs are recognised in profit or loss when incurred.

Development costs are capitalised only when and if it results in an asset that can be identified, it is probable that the asset will generate future economic benefits and the development cost can be reliably measured. Otherwise it is recognised in profit or loss.

Patents and trademarks are measured initially at cost and amortised on a straight-line basis over their estimated useful lives, which is on average 10 years.

18. Goodwill

Goodwill represents the future economic benefits arising from assets that are not capable of being individually identified and separately recognised in a business combination and is determined as the excess of the cost of acquisition over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture recognised at the date of acquisition.

Goodwill is recognised as an asset, is stated at cost less impairment losses and is not amortised.

Goodwill acquired in a business combination for which the agreement date was before 31 March 2004 was previously amortised on a systematic basis over its estimated useful life. The accumulated amortisation previously raised has been netted against the cost on 1 October 2004.

If, on a business combination, the fair value of the group's interest in the identifiable assets, liabilities and contingent liabilities exceeds the cost of acquisition, this excess is recognised in profit or loss immediately. For business combinations for which the agreement date was before 31 March 2004, this was called negative goodwill and presented as a negative asset. This amount has since been transferred to retained income on 1 October 2004.

On disposal of a subsidiary, associate, jointly controlled entity or business unit to which goodwill was allocated on acquisition, the amount attributable to such goodwill is included in the determination of the profit or loss on disposal.

19. Deferred tax assets and liabilities

Deferred tax is recognised using the balance sheet liability method for all temporary differences, unless specifically exempt, at the tax rates that have been enacted or substantially enacted at the balance sheet date.

A deferred tax asset represents the amount of income taxes recoverable in future periods in respect of deductible temporary differences, the carry forward of unused tax losses and the carry forward of unused tax credits (including unused credits for Secondary taxation on companies). Deferred tax assets are only recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

A deferred tax liability represents the amount of income taxes payable in future periods in respect of taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences, unless specifically exempt.

Deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable income nor accounting profit.

Deferred tax arising on investments in subsidiaries, associates and joint ventures is recognised except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and it is the intention to settle these on a net basis.

20. Non-current assets held for sale

Non-current assets (or disposal groups) are classified as held for sale if the carrying amount will be recovered principally through sale rather than through continuing use. This condition is regarded as met only when the sale is highly probable, the assets (or disposal groups) are available for immediate sale in its present condition and management is committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of the classification.

Immediately prior to being classified as held for sale the carrying amount of assets and liabilities are measured in accordance with the applicable standard. After classification as held for sale it is measured at the lower of the carrying amount and fair value less costs to sell. An impairment loss is recognised in profit or loss for any initial and subsequent write-down of the asset and disposal group to fair value less costs to sell. A gain for any subsequent increase in fair value less costs to sell is recognised in profit or loss to the extent that it is not in excess of the cumulative impairment loss previously recognised.

Non-current assets or disposal groups that are classified as held for sale are not depreciated.

21. Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realisable value. Cost includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition, net of discount and rebates received. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion, distribution and selling.

The specific identification basis is used to arrive at the cost of items that are not interchangeable. Otherwise the first-in-first-out method or weighted average method for certain classes of inventory is used to arrive at the cost of items that are interchangeable.

22. Financial assets

A financial asset is an asset that is cash, an equity instrument of another entity, a contractual right to receive cash or another financial asset from another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favourable to the entity.

Financial assets are initially measured at fair value plus transaction costs. However, transaction costs in respect of financial assets classified as at fair value through profit or loss are expensed.

Investments classified as held-to-maturity financial assets are measured at amortised cost less any impairment losses recognised to reflect irrecoverable amounts.

Held for trading investments are classified as financial assets at fair value through profit or loss and are carried at fair value with any gains or losses being recognised in profit or loss. Fair value, for this purpose, is market value if listed or a value arrived at by using appropriate valuation models if unlisted.

Trade and other receivables are classified as loans and receivables and are measured at amortised cost less provision for doubtful debts, which is determined as set out under Impairment of assets below. Items with extended terms are initially recorded at the present value of future cash flows and interest received is accounted for over the term until payment is received. Write-downs of these assets are expensed in profit or loss.

Other investments are classified as available-for-sale financial assets. These investments are carried at fair value with any gains or losses being recognised directly in equity. Fair value, for this purpose, is market value if listed or a value arrived at by using appropriate valuation models if unlisted.

Derivatives that are assets are measured at fair value, with changes in fair value being included in profit or loss other than derivatives designated as cash flow hedges.

Cash and cash equivalents are measured at fair value, with changes in fair value being included in profit or loss.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is not classified as at fair value through profit or loss.

23. Financial liabilities

A financial liability is a liability that is a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity.

Financial liabilities are initially measured at fair value plus transaction costs. However, transaction costs in respect of financial liabilities classified as at fair value through profit or loss are expensed.

Non-derivative financial liabilities that are not designated on initial recognition as financial liabilities at fair value through profit or loss (including interest-bearing loans and bank overdrafts) are measured at amortised cost. Items with extended terms are initially recorded at the present value of future cash flows. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings in accordance with the accounting policy for borrowing costs (see accounting policy note 32 below).

Non-derivative financial liabilities that are classified on initial recognition as financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being included in net profit or loss.

Derivatives that are liabilities are measured at fair value, with changes in fair value being included in net profit or loss other than derivatives designated as cash flow hedges.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is not classified as at fair value through profit or loss.

24. Post-employment benefit obligations

Payments to defined contribution plans are recognised as an expense as they fall due. Payments made to industry-managed retirement benefit schemes are dealt with as defined contribution plans where the group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

The cost of providing defined benefits is determined using the projected unit credit method. Valuations are conducted every three years and interim adjustments to those valuations are made annually.

Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

Gains or losses on the curtailment or settlement of a defined benefit plan are recognised in profit or loss when the group is demonstrably committed to the curtailment or settlement.

Past service costs are recognised immediately to the extent that the benefits are already vested. Otherwise they are amortised on a straight-line basis over the average period until the amended benefits become vested.

The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and the unrecognised past service costs and reduced by the fair value of plan assets. Any asset is limited to the unrecognised actuarial losses, plus the present value of available refunds and reductions in future contributions to the plan.

To the extent that there is uncertainty as to the entitlement to the surplus, no asset is recognised.

25. Shareholders for equity dividends

Dividends to equity holders are only recognised as a liability when declared and are included in the statement of changes in equity. Secondary tax on companies in respect of such dividends are recognised as a liability when the dividends are recognised as a liability and are included in the tax charge in profit or loss.

26. Provisions

Provisions represent liabilities of uncertain timing or amount.

Provisions are recognised when the group has a present legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made for the amount of the obligation.

Provisions are measured at the expenditure required to settle the present obligation. Where the effect of discounting is material, provisions are measured at their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks for which future cash flow estimates have not been adjusted.

27. Equity

All transactions relating to the acquisition and sale of shares in the company, together with their associated incremental costs, are accounted for in equity.

Income statement

28. Revenue

Revenue represents the gross inflow of economic benefits during the period arising in the course of the ordinary activities when those inflows result in increases in equity, other than increases relating to contributions from equity participants. Included in revenue are net invoiced sales to customers for goods and services, rentals from leasing fixed and movable property, commission, hire purchase and finance lease income.

Revenue is measured at the amount received or receivable. Cash and settlement discounts, rebates, VAT and other indirect taxes are excluded from revenue. Where extended terms are granted, interest received is accounted for over the term until payment is received.

Revenue from the rendering of services is measured using the stage of completion method based on the services performed to date as a percentage of the total services to be performed.

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred, when delivery has been made and title has passed, when the amount of the revenue and the related costs can be reliably measured.

Revenue from the rendering of services is recognised when the amount of the revenue, the related costs and the stage of completion can be measured reliably.

Revenue from royalties is recognised on the accrual basis in accordance with the substance of the relevant agreements.

Where the group acts as agent and is remunerated on a commission basis, only the commission is included in revenue. Where the group acts as principal, the total value of business handled is included in revenue.

29. Cost of sales
When inventories are sold, the carrying amount is recognised as part of cost of sales. Any write-down of inventories to net realisable value and all losses of inventories or reversals of previous write-downs or losses are recognised in cost of sales in the period the write-down, loss or reversal occurs.

30. Employee benefit costs
The cost of providing employee benefits is accounted for in the period in which the benefits are earned by employees.

The cost of short-term employee benefits is recognised in the period in which the service is rendered and is not discounted. The expected cost of short-term accumulating compensated absences is recognised as an expense as the employees render service that increases their entitlement or, in the case of non-accumulating absences, when the absences occur.

The expected cost of profit-sharing and bonus payments is recognised as an expense when there is a legal or constructive obligation to make such payments as a result of past performance.

31. Income from investments
Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' right to receive payment has been established.

32. Borrowing costs
Borrowing costs (net of investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets) directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

33. Exceptional items
Exceptional items cover those amounts, which are not considered to be of an operating nature, and generally include profit and loss on disposal of property, investments and businesses, other non-current assets, and impairments of capital items and goodwill.

34. Taxation
The charge for current tax is based on the results for the year as adjusted for income that is exempt and expenses that are not deductible using tax rates that are applicable to the taxable income.

Secondary taxation on companies (STC) is recognised as part of the current taxation charge when the related dividend is declared. Deferred tax is recognised if dividends received in the current year can be offset against future dividend payments to the extent of the reduction of future STC.

Deferred tax is recognised in profit or loss except when it relates to items credited or charged directly to equity, in which case it is also recognised in equity.

TRANSACTIONS AND EVENTS

35. Hedge accounting
If a fair value hedge meets the conditions for hedge accounting, any gain or loss on the hedged item attributable to the hedged risk is included in the carrying amount of the hedged item and recognised in profit or loss.

If a cash flow hedge meets the conditions for hedge accounting the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in profit or loss. A hedge of the foreign currency risk of a firm commitment is designated and accounted for as a cash flow hedge.

If an effective hedge of a forecast transaction subsequently results in the recognition of a financial asset or financial liability, the associated gains or losses recognised in equity are transferred to income in the same period in which the asset or liability affects profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gains or losses recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

asset's expected values are disclosed under contingent liabilities.

Credit life and warranty products
Premiums are recognised as revenue proportionally over the period of coverage. The portion of premium received on in-force contracts that relates to unexpired risks at the balance sheet date is recognised as an unearned premium liability. Premiums are reflected before deduction of commission and are gross of any taxes or duties levied on premiums.

Claims and loss adjustment expenses are charged to profit and loss as incurred based on the estimated liability for compensation owed to contract holders or third parties damaged by the contract holders. These include direct and indirect claims settlement costs and arise from events that have occurred up to the balance sheet date even if it has not yet been reported to the company. Liabilities for unpaid claims are not discounted and are estimated using the input of assessments for individual cases reported to the group and statistical analyses for claims incurred but not reported as well as the expected ultimate cost of more complex claims that may be affected by external factors (such as court decisions).

Acquisition costs, which include commission and other related expenses, are recognised in the period in which they are incurred.

42. Financial guarantee contracts
The group regards financial guarantee contracts as insurance contracts and uses accounting applicable to insurance contracts. Details regarding financial guarantees issued are disclosed under contingent liabilities.

43. Judgements made by management
Preparing financial statements in conformity with IFRS requires estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates.

Certain accounting policies have been identified as involving particularly complex or subjective judgements or assessments, as follows:

- Non-consolidation of subsidiary
  The results of Porthold, a wholly owned Zimbabwean subsidiary of Pretoria Portland Cement Company Limited have not been consolidated in the group results as at 30 September 2006. There are significant constraints impacting on the normal operation of Porthold and the board concluded that management does not have the ability to exercise effective control over the business. Future developments in Zimbabwe could impact on the accounting treatment and carrying value of the investment in Porthold. Refer to note 7 on page 212 for details.

- Derecognition of finance lease receivables
  The finance lease receivables book in the United States materials handling business was sold during the year. Management assessed that the significant risks and rewards of the book were transferred to the purchaser and the asset was derecognised.

- Asset lives and residual values
  Property, plant and equipment is depreciated over its useful life taking into account residual values, where appropriate. The actual lives of the assets and residual values are assessed annually and may vary depending on a number of factors. In re-assessing asset lives, factors such as technological innovation, product life cycles and maintenance programmes are taken into account. Residual value assessments consider issues such as future market conditions, the remaining life of the asset and projected disposal values.

- Decommissioning and rehabilitation obligations
  Estimating the future costs of environment and rehabilitation obligations is complex and requires management to make estimates and judgements because most of the obligations will be fulfilled in the future and contracts and laws are often not clear regarding what is required. The group adopts a conservative position with regard to legal uncertainties and routinely rehabilitates where it deems appropriate. The resulting provisions are further influenced by changing technologies and political, environmental, safety, business and statutory considerations.

- Deferred taxation assets
  Deferred tax assets are recognised to the extent it is probable that taxable income will be available in future against which they can be utilised. Five year business plans are prepared annually and approved by the boards of the company and its major operating subsidiaries. These plans include estimates and assumptions regarding economic growth, interest rates, inflation and competitive forces. The plans contain profit forecasts and cash flows and these are utilised in the assessment of

the recoverability of deferred tax assets. Deferred tax assets are also recognised on STC credits to the extent it is probable that future dividends will utilise these credits.

Management also exercises judgement in assessing the likelihood that business plans will be achieved and that the deferred tax assets are recoverable.

- Post-employment benefit obligations
  Post-retirement defined benefits are provided for certain existing and former employees. Actuarial valuations are based on assumptions which include employee turnover, mortality rates, the discount rate, the expected long-term rate of return of retirement plan assets, healthcare inflation cost and rates of increase in compensation costs.

  Judgement is exercised by management, assisted by advisors, in adjusting mortality rates to take account of actual mortality rates within the schemes.

- Warranty claims
  Warranties are provided on certain equipment, spare parts and service supplied to customers. Management exercises judgement in establishing provisions required on the basis of claims notified and past experience.

- Revenue recognition
  The percentage of completion method is utilised to recognise revenue on long-term contracts. Management exercises judgement in calculating the deferred revenue reserve which is based on the anticipated cost of repairs over the life cycle of the equipment applied to the total expected revenue arising from maintenance and repair contracts.

  In addition management exercises judgement in assessing whether significant risks and rewards have been transferred to the customer to permit revenue to be recognised.

  In cases where there is a buy-back, management considers whether the buy-back is set at a level which makes the buy-back substantive. If so, management uses the guidance from IAS 17 with regard to the transfer of risks and rewards for the purposes of revenue recognition. If the buy-back is not considered to be substantive, then it is ignored for the purposes of revenue recognition. If revenue is recognised on a transaction which includes a buy-back, then provision is made on the basis set out in repurchase commitments below as and when such provision is required.

- Impairment of assets
  Goodwill is considered for impairment at least annually. Property, plant and equipment and intangible assets are considered for impairment if there is a reason to believe that an impairment may be necessary. Factors taken into consideration in reaching such a decision include the economic viability of the asset itself and where it is a component of a larger economic unit, the viability of that unit itself.

  Future cash flows expected to be generated by the assets or cash-generating units are projected, taking into account market conditions and the expected useful lives of the assets. The present value of these cash flows, determined using an appropriate discount rate, is compared to the current net asset value and, if lower, the assets are impaired to the present value. The impairment loss is first allocated to goodwill and then to the other assets of a cash-generating unit.

  Cash flows which are utilised in these assessments are extracted from formal five year business plans which are updated annually. The company utilises the CFROI® valuation model to determine asset and cash-generating unit values supplemented, where appropriate, by discounted cash flow and other valuation techniques.

- Repurchase commitments
  Buy-back (repurchase) arrangements with customers are periodically concluded. The likelihood of the repurchase commitments being exercised and quantification of the possible loss, if any, on resale of the equipment is assessed at the inception of the contract and at each reporting period. Significant assumptions are made in estimating residual values. These are assessed based on past experience and take into account expected future market conditions and projected disposal values.

44. Sources of estimation uncertainty
There are no significant assumptions made concerning the future or other sources of estimation uncertainty that has been identified as giving rise to a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year.

DEFINITIONS OF FINANCIAL TERMS

for the year ended 30 September 2006

DEFINITIONS

Below is a list of definitions of financial terms used in the annual report of Barloworld Limited (the company) and the group:

Accounting policies
The specific principles, bases, conventions, rules and practices applied in preparing and presenting financial statements.

Accrual accounting
The effects of transactions and other events are recognised when they occur rather than when the cash is received.

Actuarial gains and losses
The effects of differences between the previous actuarial assumptions and what has actually occurred as well as changes in actuarial assumptions.

Amortised cost
The amount at which a financial asset or financial liability is measured at initial recognition, minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectibility.

Asset
A resource controlled by the entity as a result of a past event from which future economic benefits are expected to flow.

Associate
An entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the associate but is not control or joint control over those policies.

Available-for-sale financial assets
Those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss.

Borrowing costs
Interest and other costs incurred in connection with the borrowing of funds.

Business combination
A business is an integrated set of activities and assets conducted and managed for the purpose of providing a return to investors or lower costs or other economic benefits directly and proportionately to participants.

A business combination is the bringing together of separate entities or businesses into one reporting entity.

Carrying amount
The amount at which an asset is recognised after deducting any accumulated depreciation or amortisation and accumulated impairment losses.

Cash and cash equivalents
Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.

Cash flow hedge
A hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with an asset, or a liability that could affect profit or loss or a highly probable forecast transaction that could affect profit or loss.

Cash flow return on investment (CFROI®)
CFROI® represents an internal rate of return calculation for the business as a whole using the following components:

- Gross cash flow (the after tax cash flow from the company's operations consisting of accounting operating profit before depreciation, amortisation and other non-cash items adjusted for the add back of lease costs) (Pmt)
- Recurring annually over the estimated harmonic economic asset life of the asset base (n)
- Working capital and other non-depreciating assets (eg land and estimated residuals on rental assets) realised at the end of the life (Fv)
- Expressed as a return on current inflation adjusted gross assets (both depreciating and non-depreciating and including operating leases capitalised at today's real interest rate) (Pv)

The above definition does not contain all the adjustments processed in the CFROI® calculation. For further authoritative reading please refer to the book "CFROI VALUATION" a Total System Approach to Valuing the Firm by Bartley J. Madden published by Butterworth – Heinemann Finance (ISBN 0 7506 3865 6).

Cost of capital
In terms of the Credit Suisse HOLT methodology cost of capital is an empirically market derived real discount rate which is company-specific with adjustments for size (proxy for liquidity) and financial leverage (proxy for financial risk) differentials.

The HOLT calculated rate is used for valuation purposes. For performance management purposes the group's CFROI® returns are measured against an internal minimum hurdle rate of 8% real which may be different from the HOLT calculated rate at a point in time.

CFROI® is a registered trademark in the United States of Credit Suisse or its subsidiaries or affiliates.

Cash-generating unit
The smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Change in accounting estimate
An adjustment to the carrying amount of an asset , liability or the amount of the periodic consumption of an asset that results from new information or new developments.

Constructive obligation
An obligation that derives from an established pattern of past practice, published policies or a sufficiently specific current statement such that it created a valid expectation on the part of other parties that the obligation will be met.

Consolidated financial statements
The financial statements of a group presented as those of a single economic entity.

Contingent asset
A possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

Contingent liability
A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability.

Costs to sell
The incremental costs directly attributable to the disposal of an asset (or disposal group), excluding finance costs and income tax expense.

Date of transaction
The date on which the transaction first qualifies for recognition in accordance with International Financial Reporting Standards.

Depreciation (or amortisation)
The systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount of an asset is the cost of an asset, or other amount substituted for cost, less its residual value.

Derecognition
The removal of a previously recognised asset or liability from the balance sheet.

Derivative
A financial instrument whose value changes in response to an underlying item, requires no initial or little net investment in relation to other types of contracts that would be expected to have a similar response to changes in market factors and is settled at a future date.

Development
The application of research findings or other knowledge to a plan or design for the production of new or substantially improved materials, devices, products, processes, systems or services before starting commercial production or use.

Discontinued operation
A component that has either been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations, or is part of a single coordinated plan to

dispose of a separate major line of business or geographical area of operation, or a subsidiary acquired exclusively with a view to resale.

Employee benefits
All forms of consideration (excluding share options granted to employees) given in exchange for services rendered by employees.

Equity instrument
A contract or certificate that evidences a residual interest in the total assets after deducting the total liabilities.

Equity method
A method in which the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the share of net assets of the investee. Profit or loss includes the share of the profit or loss of the investee.

Expenses
The decreases in economic benefits in the form of outflows or depletions of assets or incurrences of liabilities that result in decreases in equity, other than those relating to distributions to equity participants.

Fair value
The amount for which an asset could be exchanged or a liability settled, between knowledgeable and willing parties in an arm's length transaction.

Fair value hedge
A hedge of exposure to changes in fair value of a recognised asset, liability or firm commitment.

Finance lease
A lease that transfers substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred.

Financial asset or liability at fair value through profit or loss
A financial asset or financial liability that is classified as held for trading or is designated as such on initial recognition other than investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured.

Financial instrument
A contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial risk
The risk of a possible future change in one or more of a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract.

Firm commitment
A binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

Forecast transaction
An uncommitted but anticipated future transaction.

Going concern basis
The assumption that the entity will continue in operation for the foreseeable future.

Gross investment in lease
The aggregate of the minimum lease payments receivable by the lessor under a finance lease and any unguaranteed residual value accruing to the lessor.

Hedged item
An asset, liability, firm commitment, highly probable forecast transaction or net investment in a foreign operation that exposes the entity to risk of changes in fair value or future cash flows and is designated as being hedged.

Hedging instrument
A designated derivative or non-derivative financial asset or non-derivative financial liability whose fair value or cash flows are expected to offset changes in the fair value or cash flows of a designated hedged item.

Hedge effectiveness
The degree to which changes in the fair value or cash flows of the hedged item that are attributable to a hedged risk are offset by changes in the fair value or cash flows of the hedging instrument.

Held for trading financial asset or financial liability
One that is acquired or incurred principally for the purpose of selling or repurchasing it in the near term or as part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking or a derivative (except for a derivative that is a designated and effective hedging instrument).

Held-to-maturity investment
A non-derivative financial asset with fixed or determinable payments and fixed maturity where there is a positive intention and ability to hold it to maturity.

Immaterial
If individually or collectively it would not influence the economic decisions of the users of the financial statements.

Impairment loss
The amount by which the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount.

Impracticable
Applying a requirement is impracticable when the entity cannot apply it after making every reasonable effort to do so.

Income
Increase in economic benefits in the form of inflows or enhancements of assets or decreases of liabilities that result in increases in equity, other than those relating to contributions from equity participants.

Insurance asset
An insurer's net contractual rights under an insurance contract.

Insurance liability
An insurer's net contractual obligations under an insurance contract.

Insurance risk
Risk, other than financial risk, transferred from the holder of a contract to the issuer.

Insured event
An uncertain future event that is covered by an insurance contract and creates insurance risk.

Insurer
The party that has an obligation under an insurance contract to compensate a policyholder if an insured event occurs.

Joint control
The contractually agreed sharing of control over an economic activity.

Joint venture
A contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control.

Key management personnel
Those persons having authority and responsibility for planning, directing and controlling the activities of the entity.

In terms of this definition, the members of the board of directors of Barloworld Limited qualify as key management personnel of the group.

Legal obligation
An obligation that derives from a contract, legislation or other operation of law.

Liability
A present obligation of the entity arising from a past event, the settlement of which is expected to result in an outflow from the entity of resources embodying economic benefits.

Loans and receivables
Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Minimum lease payments
Payments over the lease term that the lessee is or can be required to make, excluding contingent rent, costs for services and taxes to be paid by and reimbursed to the lessor including in the case of a lessee, any amounts guaranteed by the lessee or by a party related to the lessee or in the case of a lessor, any residual value guaranteed to the lessor by the lessee, a party related to the lessee or a third party unrelated to the lessor that is financially capable of discharging the obligations under the guarantee.

Net assets
Net operating assets plus cash and cash equivalents.

Net investment in the lease
The gross investment in the lease discounted at the interest rate implicit in the lease.

Net operating assets
Segment assets less segment liabilities (excluding interest-bearing liabilities of leasing businesses).

Operating lease
A lease other than a finance lease.

Owner-occupied property
Property held by the owner or by the lessee under a finance lease for use in the production or supply of goods or services or for administrative purposes.

Past service cost
The increase or decrease in the present value of the defined benefit obligation for employee service in prior periods resulting from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.

Policyholder
A party that has a right to compensation under an insurance contract if an insured event occurs.

Post-employment benefits
Employee benefits (other than termination benefits) that are payable after the completion of employment.

Post-employment benefit plans
Formal or informal arrangements under which an entity provides post-employment benefits to employees. Defined contribution benefit plans are where there are no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Defined benefit plans are post-employment benefit plans other than defined contribution plans.

Presentation currency
The currency in which the financial statements are presented.

Prior period error
An omission from or misstatement in the financial statements for one or more prior periods arising from a failure to use, or misuse of, reliable information that was available when financial statements for those periods were authorised for issue and could reasonably be expected to have been obtained and taken into account in the preparation of those financial statements.

Prospective application
Applying a new accounting policy to transactions, other events and conditions occurring after the date the policy changed or recognising the effect of the change in an accounting estimate in the current and future periods.

Recoverable amount
The higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use.

Regular way purchase or sale
A purchase or sale of a financial asset under a contract, the terms of which require delivery of the asset within the timeframe established by regulation or convention in the marketplace concerned.

Research
The original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge and understanding.

Residual value
The estimated amount which an entity would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life.

Restructuring
A programme that is planned and controlled by management, and materially changes either the scope of a business undertaken by an entity or the manner in which that business is conducted.

Retrospective application
Applying a new accounting policy to transactions, other events and conditions as if that policy had always been applied.

Retrospective restatement
Correcting the recognition, measurement and disclosure of amounts as if a prior period error had never occurred.

Segment assets
Total assets less cash on hand, deferred and current taxation assets.

Segment liabilities
Non-interest-bearing current and non-current liabilities (excluding deferred and current taxation liabilities), as well as interest-bearing liabilities of leasing businesses.

Segment result
Segment result represents operating profit plus any other items that are directly attributable to segments including fair value adjustments on financial instruments. Interest costs are excluded due to the centralised nature of the group's treasury operations.

Share-based payment transactions
A cash-settled share-based payment transaction is the acquisition of goods or services by incurring a liability to transfer cash or other assets to the supplier of those goods or services for amounts that are based on the price (or value) of the entity's shares or other equity instruments.

An equity-settled share-based payment transaction is a share-based payment transaction where goods or services are received and settled in equity instruments of the entity (including shares or share options).

Tax base
The tax base of an asset is the amount that is deductible for tax purposes if the economic benefits from the asset are taxable or is the carrying amount of the asset if the economic benefits are not taxable.

The tax base of a liability is the carrying amount of the liability less the amount deductible in respect of that liability in future periods.

The tax base of revenue received in advance is the carrying amount less any amount of the revenue that will not be taxed in future periods.

Temporary differences
The differences between the carrying amount of an asset or liability and its tax base.

Transaction costs
Incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, i.e. those that would not have been incurred if the entity had not acquired, issued or disposed of the financial instrument.

Treasury shares
An entity's own equity instruments, held by the entity or other members of the consolidated group.

Unearned finance income
The difference between the gross investment in the lease and the net investment in the lease.

Useful life
The period over which an asset is expected to be available for use or the number of production or similar units expected to be obtained from the asset.

Value in use
The present value of the future cash flows expected to be derived from an asset or cash-generating unit.

CONSOLIDATED SEVEN-YEAR SUMMARY

for the year ended 30 September

	Compound annual growth %	2006 Rm	2005 Rm	2004 Rm	2003* Rm	2002* Rm	2001* Rm	2000* Rm
BALANCE SHEET								
Assets								
Property, plant and equipment	7.8	**8 299**	7 922	7 706	6 655	7 565	6 053	5 297
Goodwill and intangible assets	24.6	**3 328**	2 745	2 675	1 580	1 903	1 530	890
Investments in associates and joint ventures and other non-current assets	(0.3)	**1 912**	2 668	2 843	3 503	4 019	2 874	1 944
Deferred taxation assets	25.9	**750**	823	766	472	385	257	188
Non-current assets	9.4	**14 289**	14 158	13 990	12 210	13 872	10 714	8 319
Current assets	16.8	**21 365**	14 465	13 831	11 548	13 225	11 232	8 419
Total assets	13.4	**35 654**	28 623	27 821	23 758	27 097	21 946	16 738
Equity and liabilities								
Capital and reserves								
Share capital and premium		**327**	1 397	1 209	712	682	682	690
Reserves and retained income		**13 342**	10 089	9 308	8 972	10 552	8 395	7 208
Interest of shareholders of Barloworld Limited	9.6	**13 669**	11 486	10 517	9 684	11 234	9 077	7 898
Minority interest		**691**	644	718	706	791	625	556
Interest of all shareholders		**14 360**	12 130	11 235	10 390	12 025	9 702	8 454
Non-current liabilities	18.4	**7 920**	7 761	7 540	4 916	5 195	3 845	2 881
Deferred taxation liabilities		**870**	905	795	617	617	318	281
Non-current liabilities		**7 050**	6 856	6 745	4 299	4 578	3 527	2 600
Current liabilities	16.3	**13 374**	8 732	9 046	8 452	9 877	8 399	5 403
Total equity and liabilities	13.4	**35 654**	28 623	27 821	23 758	27 097	21 946	16 738


Operating profit (before goodwill amortisation) and cash flow (Rm)



5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
00
01
02
03
04
05
06
Operating profit
Cash flow from operations

Attributable profit excluding exceptional items (Rm)



2 500
2 000
1 500
1 000
500
0
00
01
02
03
04
05
06
Non-South African
South African

	Compound annual growth %	2006 Rm	2005 Rm	2004 Rm	2003* Rm	2002* Rm	2001* Rm	2000* Rm
INCOME STATEMENT								
Revenue	11.3	42 693	37 696	34 839	34 603	35 999	27 945	22 457
Operating profit before goodwill amortisation	23.7	4 133	3 423	2 933	2 442	2 067	1 487	1 155
Goodwill amortisation				(148)	(113)	(116)	(88)	(47)
Operating profit	24.5	4 133	3 423	2 785	2 329	1 951	1 399	1 108
Fair value adjustments on financial instruments		235	(57)	(113)	(334)	55		
Finance costs		(605)	(441)	(445)	(531)	(401)	(305)	(247)
Income from investments		273	198	261	274	253	254	256
Profit before exceptional items	23.9	4 036	3 123	2 488	1 738	1 858	1 348	1 117
Exceptional items		120	7	43	81	369	(278)	668
Profit before taxation		4 156	3 130	2 531	1 819	2 227	1 070	1 785
Taxation		(1 370)	(1 044)	(887)	(600)	(636)	(383)	(302)
Profit after taxation		2 786	2 086	1 644	1 219	1 591	687	1 483
Income from associates and joint ventures		72	53	99	114	119	31	40
Net profit from continuing operations		2 858	2 139	1 743	1 333	1 710	718	1 523
DISCONTINUED OPERATION								
(Loss)/profit from discontinued operation		(112)	24	25				(30)
Net profit		2 746	2 163	1 768	1 333	1 710	718	1 493
Attributable to:								
Minority shareholders		389	314	258	211	207	101	87
Barloworld Limited shareholders		2 357	1 849	1 510	1 122	1 503	617	1 406
		2 746	2 163	1 768	1 333	1 710	718	1 493
Attributable net profit excluding exceptional items and loss from discontinuing operations	19.7	2 257	1 841	1 490	1 031	1 156	884	766
CASH FLOW STATEMENT								
Cash flow from operations	22.0	4 931	3 576	3 153	2 419	3 037	2 317	1 494
Dividends paid (including minority shareholders)		(1 295)	(1 197)	(871)	(940)	(649)	(436)	(381)
Cash retained from operating activities	21.8	3 636	2 379	2 282	1 479	2 388	1 881	1 113
Net cash used in investing activities		(2 938)	(2 980)	(2 124)	(1 812)	(2 621)	(2 834)	(1 764)
Net cash (used in)/from financing activities		(224)	601	(258)	487	(24)	1 625	411
Net increase/(decrease) in cash and cash equivalents		474	0	(100)	154	(257)	672	(240)

** Not restated for accounting policy changes due to practical constraints*

CONSOLIDATED SEVEN-YEAR SUMMARY CONTINUED

for the year ended 30 September

ORDINARY SHARE PERFORMANCE

Weighted average number of ordinary shares in issue during the year net of buy-back		(000)
Earnings per share	Net profit attributable to ordinary shareholders of Barloworld Limited / Weighted average number of ordinary shares in issue, net of buy-back	SA cents US cents
Headline earnings per share	Net profit attributable to ordinary shareholders of Barloworld Limited + goodwill amortisation –/(+) capital profits/(losses) net of tax and minority interest thereof / Weighted average number of ordinary shares in issue, net of buy-back	SA cents US cents
Dividends per share**	Interim and final dividends declared out of current year's earnings	SA cents US cents
Dividend cover	Headline earnings per share / Dividends per share	times
Net asset value per share	Interest of shareholders of Barloworld Limited, including investments at market value / Number of ordinary shares in issue, net of buy-back	SA cents US cents

PROFITABILITY AND ASSET MANAGEMENT

Operating margin	Operating profit before goodwill amortisation / Revenue	%
Net asset turn	Revenue / Average net assets	times
Return on net assets (group)	Operating profit (after goodwill amortisation) + investment income + income from associates and joint ventures / Average net assets	%
Return on net assets (trading businesses)	As per above group calculation but excluding leasing and car rental businesses	%
Return on ordinary shareholders' funds (excluding exceptional items)	Net profit attributable to ordinary shareholders of Barloworld Limited – net exceptional items / Average interest of shareholders of Barloworld Limited	%
Cash flow return on investment (CFROI®)	Refer page 174 for definition	%
Replacement capex to depreciation	Replacement capital expenditure / Depreciation charge	%
Effective rate of taxation	Tax charge – prior year tax – exceptional tax – secondary tax on companies / Profit before tax –/(+) exceptional items + goodwill amortisation	%

** Not restated for accounting policy changes due to practical constraints*

*** Excludes special centenary dividend of 100 cents declared in November 2002*

Compound annual growth %	2006	2005	2004	2003*	2002*	2001*	2000*
	206 959	207 367	199 375	196 028	195 284	195 613	205 594
8.9	**1 138.9**	891.7	757.4	572.4	769.6	315.7	684.0
9.1	**173.4**	143.6	114.2	71.2	72.3	39.5	103.0
20.4	**1 170.8**	887.8	853.7	588.7	621.7	499.0	383.7
20.6	**178.2**	143.0	128.7	73.2	58.4	62.5	57.8
22.2	**600**	455	380	290	275	220	180
22.4	**91.3**	73.3	57.3	36.1	25.8	27.5	27.1
	2.0	2.0	2.2	2.0	2.3	2.3	2.1
9.3	**6 973**	5 620	5 263	5 100	5 872	4 774	4 081
8.1	**898**	884	814	725	558	530	561

Targets	2006	2005	2004	2003*	2002*	2001*	2000*
>10	**9.7**	9.1	8.4	7.1	5.7	5.3	5.1
>2	**1.8**	1.9	2.0	2.0	2.0	1.9	1.9
>20	**19.8**	18.6	17.5	14.7	12.8	11.8	12.2
>25	**27.8**	26.0	22.8	18.5	16.0	15.1	15.3
>20	**18.0**	16.8	14.8	9.9	11.2	10.4	9.7
>8	**12.3**	10.3	8.9	8.1	8.5	8.3	6.6
	26.3	43.1	36.6	183.7	66.7	61.5	62.9
	30.0	29.0	31.5	31.7	32.2	24.1	25.7

CONSOLIDATED SEVEN-YEAR SUMMARY CONTINUED

for the year ended 30 September

LIQUIDITY AND LEVERAGE

Total liabilities to total shareholders' funds	Non-current liabilities – deferred tax liabilities + current liabilities / Interest of all shareholders	%
Total borrowings to total shareholders' funds	Non-current interest-bearing liabilities + amounts due to bankers and short-term loans + convertible bond / Interest of all shareholders	
– Total group		%
– Trading businesses		%
– Leasing businesses		%
– Car rental businesses		%
Net borrowings/EBITDA	Non-current interest-bearing liabilities + amounts due to bankers and short-term loans + convertible bond – cash and cash equivalents / Operating profit + amortisation of goodwill and intangible assets + depreciation charge	times
Number of years to repay interest-bearing debt	Non-current interest-bearing liabilities + amounts due to bankers and short-term loans + convertible bond / Cash flow from operations	years
Current ratio	Current assets / Current liabilities	
Quick ratio	Current assets – inventories / Current liabilities	
Interest cover	Profit before exceptional items + goodwill amortisation + interest paid (including interest capitalised and interest included in cost of sales) / Interest paid (including interest capitalised and interest included in cost of sales)	
– Total group		times
– Trading businesses		times
– Leasing businesses		times
– Car rental businesses		times

VALUE ADDED

Number of employees		
Revenue per employee	Revenue / Average number of employees	R000
Value created per employee	Total value created per value added statement / Average number of employees	R000
Employment cost per employee	Salaries, wages and other benefits paid to employees / Average number of employees	R000

** Not restated for accounting policy changes due to practical constraints*

Targets	**2006**	2005	2004	2003*	2002*	2001*	2000*
<150	**142.2**	128.5	140.6	122.7	120.2	122.9	94.7
	73.3	66.3	68.6	59.1	59.8	64.1	43.7
30 – 50	**31.7**	20.9	41.4	29.2	23.3	31.1	12.6
600 – 800	**689.5**	633.8	598.2	814.6	947.2	1 325.8	1 259.7
200 – 300	**233.5**	259.2	299.5				
<2.5	**1.4**	1.3	1.4	1.2	1.6	1.8	1.4
<5	**2.1**	2.2	2.4	2.5	2.4	4.2	2.6
>1	**1.6**	1.7	1.5	1.4	1.3	1.3	1.6
>0.5	**1.2**	1.1	1.0	0.8	0.7	0.8	0.9
>3	**5.8**	6.0	4.6	3.2	3.7	3.5	3.2
>5	**10.6**	11.3	6.7	4.3	5.7	5.7	5.5
>1	**1.3**	1.6	1.4	1.3	1.2	1.0	1.1
>1.25	**1.7**	1.9					

Compound annual growth %	**2006**	2005	2004	2003*	2002*	2001*	2000*
	25 816	25 963	25 233	22 749	23 192	23 233	21 966
8.4	**1 649.0**	1 472.6	1 452.2	1 506.4	1 550.8	1 236.4	1 018.1
10.0	**532.5**	474.9	452.2	407.3	430.6	304.9	300.6
7.9	**268.1**	252.0	250.5	237.3	251.3	193.2	169.8

CONSOLIDATED SEVEN-YEAR SUMMARY CONTINUED

for the year ended 30 September

ORDINARY SHARES – JSE LIMITED PERFORMANCE		
Closing market prices per share		
– year-end (30 September)		SA cents
		US cents
– highest		SA cents
– lowest		SA cents
Number of shares in issue at 30 September##		million
Volume of shares traded		million
Value of shares traded		Rm
Earnings yield	Headline earnings per share / Closing market price per share	%
Dividend yield	Dividends per share / Closing market price per share	%
Total shareholder return – Barloworld Limited		
– Annual share price gain		%
– Total shareholder return	Annual share price gain + dividend yield	%
Total shareholder return – JSE all share (Alsi) index		
– Alsi index (30 September)		
– Gain in Alsi index – year to 30 September		%
– Dividend yield		%
– Total shareholder return		%
Price : Earnings ratio	Closing market price per share / Headline earnings per share	times
Price : Earnings ratio – JSE Alsi index		
Market capitalisation at 30 September	Closing market price per share x number of shares in issue at 30 September	Rm
Premium over interest of shareholders of Barloworld Limited	Market capitalisation – Interest of shareholders of Barloworld Limited	Rm

** Not restated for accounting policy changes due to practical constraints*

The number of shares in issue has been reduced by 19 million in 2005, 2004 and 2003 for shares purchased by a subsidiary company in terms of a programme to buy back the company's shares (see note 13)

SHAREHOLDER SPREAD

	Number of shareholders	Percentage	Number of shares held	Percentage of issued capital
Public	19 553	99.88	199 477 417	99.38
Non-public	23	0.12	1 238 140	0.62
Group directors	23	0.12	1 238 140	0.62
Total	19 576	100	200 715 557	100

Compound annual growth %	2006	2005	2004	2003*	2002*	2001*	2000*
19.5	**12 950**	11 629	7 800	5 675	5 900	4 910	4 450
18.2	**1 667**	1 829	1 205	807	560	545	612
	14 050	11 730	7 979	6 359	7 300	6 200	5 200
	10 010	7 790	5 610	4 750	4 850	3 550	3 125
	201	209	204	196	195	195	197
	234	187	147	147	106	97	129
	27 465	18 230	9 902	8 196	6 414	4 931	5 372
	9.0	7.6	10.9	10.4	10.5	10.2	8.5
	4.6	3.9	4.9	5.1	4.7	4.5	4.0
	11.4	49.1	37.4	(3.8)	20.2	10.3	51.4
	16.0	53.0	42.3	1.3	24.9	14.8	55.4
18.0	**22 375**	16 875	11 761	8 926	9 465	8 126	8 274
	32.6	43.5	31.8	(5.7)	16.5	(1.8)	20.7
	2.4	2.5	2.7	3.6	3.8	3.4	2.5
	35.0	46.0	34.5	(2.1)	20.3	1.6	23.2
	11.1	13.1	9.1	9.6	9.5	9.8	11.7
	16.1	15.2	14.6	9.7	12.5	12.3	14.5
18.2	**25 993**	24 260	15 897	11 142	11 522	9 588	9 537
	12 324	12 774	5 380	1 458	288	511	1 639


Share performance
(cents)
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
00
01
02
03
04
05
06
NAV per share
Market price – highest and lowest
30 September price


Total borrowings to shareholders' funds
Trading businesses (%)
45
40
35
30
25
20
15
10
5
0
00
01
02
03
04
05
06


Interest cover
(times)
12
10
8
6
4
2
0
00
01
02
03
04
05
06
Group
Trading

CONSOLIDATED SUMMARY IN OTHER CURRENCIES*

for the year ended 30 September

	US dollar			Pound sterling			Euro		
	2006 $m	2005* $m	2004* $m	**2006 £m**	2005* £m	2004* £m	**2006 €m**	2005* €m	2004* €m
BALANCE SHEET									
Assets									
Property, plant and equipment	**1 068**	1 246	1 190	**572**	704	658	**843**	1 033	958
Goodwill and intangible assets	**429**	432	413	**229**	244	228	**338**	358	333
Investment in associates and joint ventures and other non-current assets	**246**	419	439	**132**	237	243	**195**	348	354
Deferred taxation assets	**97**	129	118	**52**	73	65	**76**	107	95
Non-current assets	**1 840**	2 226	2 160	**985**	1 258	1 194	**1 452**	1 846	1 740
Current assets	**2 750**	2 275	2 135	**1 472**	1 285	1 181	**2 172**	1 886	1 721
Total assets	**4 590**	4 501	4 295	**2 457**	2 543	2 375	**3 624**	3 732	3 461
Equity and liabilities									
Capital and reserves									
Share capital and premium	**42**	220	187	**23**	124	103	**33**	182	150
Reserves and retained income	**1 349**	1 424	1 248	**722**	805	690	**1 064**	1 182	1 005
Non-distributable reserves – foreign currency translation	**369**	163	188	**197**	90	105	**294**	131	155
Interest of shareholders of Barloworld Limited	**1 760**	1 807	1 623	**942**	1 019	898	**1 391**	1 495	1 310
Minority interest	**89**	101	111	**48**	57	61	**70**	84	89
Interest of all shareholders	**1 849**	1 908	1 734	**990**	1 076	959	**1 461**	1 579	1 399
Non-current liabilities	**1 020**	1 220	1 165	**545**	690	644	**804**	1 013	938
Deferred taxation liabilities	**112**	142	123	**60**	80	68	**88**	118	99
Non-current liabilities	**908**	1 078	1 042	**485**	610	576	**716**	895	839
Current liabilities	**1 721**	1 373	1 396	**922**	777	772	**1 359**	1 140	1 124
Total equity and liabilities	**4 590**	4 501	4 295	**2 457**	2 543	2 375	**3 624**	3 732	3 461

% increase in profitability – 2005 to 2006



35
30
25
20
15
10
5
0
Rand
Dollar
Pound
Euro
Attributable income excluding exceptional items
Operating profit
Headline EPS

	US dollar			Pound sterling			Euro		
	2006 $m	2005* $m	2004* $m	**2006 £m**	2005* £m	2004* £m	**2006 €m**	2005* €m	2004* €m
INCOME STATEMENT									
Revenue	**6 498**	6 070	5 251	**3 610**	3 286	2 942	**5 272**	4 772	4 322
Operating profit before goodwill amortisation	**629**	551	442	**349**	298	248	**510**	433	364
Goodwill amortisation			(22)			(12)			(18)
Operating profit	**629**	551	420	**349**	298	236	**510**	433	346
Fair value adjustments on financial instruments	**36**	(9)	(17)	**20**	(5)	(10)	**29**	(7)	(14)
Finance costs	**(92)**	(71)	(67)	**(51)**	(38)	(38)	**(75)**	(56)	(55)
Income from investments	**41**	32	39	**24**	17	22	**34**	25	32
Profit before exceptional items	**614**	503	375	**342**	272	210	**498**	395	309
Exceptional items	**18**	1	5	**10**		4	**15**	1	6
Profit before taxation	**632**	504	380	**352**	272	214	**513**	396	315
Taxation	**(209)**	(168)	(134)	**(116)**	(91)	(75)	**(168)**	(132)	(110)
Profit after taxation	**423**	336	246	**236**	181	139	**345**	264	205
Income from associates and joint ventures	**11**	9	15	**6**	5	8	**9**	7	12
Net profit from continuing operations	**434**	345	261	**242**	186	147	**354**	271	217
DISCONTINUED OPERATION									
(Loss)/profit from discontinued operation	**(17)**	4	4	**(9)**	2	2	**(14)**	3	3
Net profit	**417**	349	265	**233**	188	149	**340**	274	220
Attributable to:									
Minority shareholders	**59**	51	39	**33**	27	22	**48**	40	32
Barloworld Limited shareholders	**358**	298	226	**200**	161	127	**292**	234	188
	417	349	265	**233**	188	149	**340**	274	220
Attributable net profit excluding exceptional items	**344**	296	225	**191**	160	126	**279**	233	185
Earnings per share (cents)	**173.4**	143.6	114.2	**96.3**	77.7	64.0	**140.6**	112.9	93.9
Headline earnings per share (cents)	**178.2**	143.0	128.7	**99.0**	77.4	72.1	**144.6**	112.4	105.9
Ordinary dividends per share (cents)	**91.3**	73.3	57.3	**50.7**	39.7	32.1	**74.1**	57.6	47.1
CASH FLOW STATEMENT									
Cash flow from operations	**751**	576	475	**417**	312	266	**609**	453	391
Dividends paid (including minority shareholders)	**(197)**	(193)	(131)	**(110)**	(104)	(74)	**(160)**	(151)	(108)
Cash retained from operating activities	**554**	383	344	**307**	208	192	**449**	302	283
Net cash used in investing activities	**(447)**	(480)	(319)	**(248)**	(260)	(179)	**(363)**	(378)	(262)
Net cash (used in)/from financing activities	**(35)**	97	(39)	**(19)**	52	(22)	**(28)**	76	(32)
Net increase/(decrease) in cash and cash equivalents	**72**	–	(14)	**40**	–	(9)	**58**	–	(11)
Exchange rates used:									
Balance sheet – closing rate (rand)	**7.77**	6.36	6.47	**14.51**	11.25	11.72	**9.84**	7.67	8.04
Income statement and cash flow statement – average rate (rand)	**6.57**	6.21	6.63	**11.83**	11.47	11.84	**8.10**	7.90	8.06

 # These schedules are provided for convenience purposes only. The presentation currency used for the financial statements and notes is South African rand

** Restated – refer note 33*

CONSOLIDATED BALANCE SHEET

at 30 September

	Notes	2006 Rm	2005* Rm	2004* Rm
ASSETS				
Non-current assets		**14 289**	14 158	13 990
Property, plant and equipment	2	**8 299**	7 922	7 706
Goodwill	3	**3 005**	2 485	2 433
Intangible assets	4	**323**	260	242
Investment in associates and joint ventures	5	**749**	518	319
Finance lease receivables	6	**566**	1 495	1 631
Long-term financial assets	7	**597**	655	893
Deferred taxation assets	8	**750**	823	766
Current assets		**21 365**	14 465	13 831
Vehicle rental fleet	2	**3 441**	2 196	1 887
Inventories	9	**5 907**	4 793	5 103
Trade and other receivables	10	**7 026**	5 859	5 232
Taxation		**17**	38	47
Cash and cash equivalents	11	**2 134**	1 399	1 443
Assets classified as held for sale	12	**2 840**	180	119
Total assets		**35 654**	28 623	27 821
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium	13	**327**	1 397	1 209
Other reserves	14	**3 461**	1 462	1 807
Retained income	14	**9 881**	8 627	7 501
Interest of shareholders of Barloworld Limited		**13 669**	11 486	10 517
Minority interest	14	**691**	644	718
Interest of all shareholders		**14 360**	12 130	11 235
Non-current liabilities		**7 920**	7 761	7 540
Interest-bearing	15	**5 475**	5 410	4 871
Deferred taxation liabilities	8	**870**	905	795
Provisions	16	**468**	383	503
Other non-interest-bearing	17	**1 107**	1 063	1 371
Current liabilities		**13 374**	8 732	9 046
Trade and other payables	18	**6 663**	5 163	5 246
Provisions	16	**536**	480	493
Taxation		**705**	457	468
Amounts due to bankers and short-term loans	19	**4 409**	2 632	2 839
Liabilities directly associated with assets classified as held for sale	12	**1 061**		
Total equity and liabilities		**35 654**	28 623	27 821

* *Restated – refer note 33*

CONSOLIDATED INCOME STATEMENT

for the year ended 30 September

	Notes	2006 Rm	2005* Rm	2004* Rm
CONTINUING OPERATIONS				
Revenue	20	**42 693**	37 696	34 839
Operating profit before goodwill amortisation	21	**4 133**	3 423	2 933
Goodwill amortisation	3			(148)
Operating profit		**4 133**	3 423	2 785
Fair value adjustments on financial instruments	22	**235**	(57)	(113)
Finance costs	23	**(605)**	(441)	(445)
Income from investments	24	**273**	198	261
Profit before exceptional items		**4 036**	3 123	2 488
Exceptional items	25	**120**	7	43
Profit before taxation		**4 156**	3 130	2 531
Taxation	26	**(1 370)**	(1 044)	(887)
Profit after taxation		**2 786**	2 086	1 644
Income from associates and joint ventures	5	**72**	53	99
Net profit from continuing operations		**2 858**	2 139	1 743
DISCONTINUED OPERATION				
(Loss)/profit from discontinued operation	12	**(112)**	24	25
Net profit		**2 746**	2 163	1 768
Attributable to:				
Minority shareholders		**389**	314	258
Barloworld Limited shareholders	29	**2 357**	1 849	1 510
		2 746	2 163	1 768
Earnings per share (cents)				
– basic	27	**1 138.9**	891.7	757.4
– diluted	27	**1 117.1**	871.7	739.4
Earnings per share from continuing operations (cents)				
– basic	27	**1 193.0**	880.1	744.8
– diluted	27	**1 170.2**	860.4	727.2
Earnings per share from discontinued operation (cents)				
– basic	27	**(54.1)**	11.6	12.5
– diluted	27	**(53.1)**	11.3	12.2

** Restated – refer note 33*

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 30 September

	Notes	2006 Rm	2005* Rm	2004* Rm
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash receipts from customers		**42 840**	38 702	36 850
Cash paid to employees and suppliers		**(36 773)**	(33 902)	(32 593)
Cash generated from operations	A	**6 067**	4 800	4 257
Finance costs		**(630)**	(463)	(474)
Realised fair value adjustments on financial instruments		**136**	(18)	(52)
Dividends received from investments and associates		**104**	76	66
Interest received		**261**	156	230
Taxation paid	B	**(1 007)**	(975)	(874)
Cash flow from operations		**4 931**	3 576	3 153
Dividends paid (including minority shareholders)		**(1 295)**	(1 197)	(871)
Cash retained from operating activities		**3 636**	2 379	2 282
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of subsidiaries, investments and intangibles	C	**(814)**	(443)	(1 649)
Proceeds on disposal of subsidiaries, investments and intangibles	D	**44**	69	210
Net investment in fleet leasing and rental assets	E	**(2 108)**	(1 629)	(1 646)
Acquisition of other property, plant and equipment		**(1 217)**	(1 186)	(805)
Replacement capital expenditure		**(508)**	(787)	(562)
Expansion capital expenditure		**(709)**	(399)	(243)
Proceeds on disposal of property, plant and equipment		**593**	209	288
Proceeds on sale of leasing assets		**564**		1 478
Net cash used in investing activities		**(2 938)**	(2 980)	(2 124)
Net cash inflow/(outflow) before financing activities		**698**	(601)	158
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds on share issue		**90**	188	13
Buy-back of shares in company		**(1 160)**		
Proceeds from long-term borrowings		**1 742**	1 967	3 405
Repayment of long-term borrowings		**(1 903)**	(1 386)	(2 540)
Increase/(decrease) in short-term interest-bearing liabilities		**1 007**	(168)	(1 136)
Net cash (used in)/from financing activities		**(224)**	601	(258)
Net increase/(decrease) in cash and cash equivalents		**474**	0	(100)
Cash and cash equivalents at beginning of year		**1 399**	1 443	1 547
Effect of foreign exchange rate movement on cash balance		**242**	(44)	(4)
Effect of cash balances classified as held for sale		**19**		
Cash and cash equivalents at end of year		**2 134**	1 399	1 443
Cash balances not available for use due to reserving restrictions		**405**	344	244

* *Restated – refer note 33*

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

for the year ended 30 September

		2006 Rm	2005* Rm	2004* Rm
A.	**Cash generated from operations is calculated as follows:**			
	Profit before taxation – continuing operations	**4 156**	3 130	2 531
	Profit before taxation – discontinued operation	**60**	18	19
	Adjustments for:			
	Depreciation	**1 930**	1 826	1 534
	Amortisation of goodwill			148
	Amortisation of intangible assets	**65**	60	69
	Profit on disposal of plant and equipment including rental assets	**(108)**	(97)	(130)
	Profit on disposal of properties	**(129)**	(1)	(83)
	Profit on disposal of subsidiaries and investments	**(11)**	(24)	(25)
	Dividends received	**(62)**	(31)	(29)
	Interest received	**(261)**	(156)	(230)
	Finance costs	**630**	441	474
	Fair value adjustments on financial instruments	**(228)**	56	107
	Impairment losses	**28**	21	108
	Reversal of pension fund closure provision			(100)
	Realisation of translation reserve on liquidation of offshore subsidiary			57
	Other non-cash flow items	**7**	32	13
	Operating cash flows before movements in working capital	**6 077**	5 275	4 463
	Increase in working capital	**(10)**	(475)	(206)
	Increase in inventories	**(688)**	(427)	(213)
	(Increase)/decrease in receivables	**(396)**	(370)	209
	Increase/(decrease) in payables	**1 074**	322	(202)
	Cash generated from operations	**6 067**	4 800	4 257
B.	**Taxation paid is reconciled to the amounts disclosed in the income statement as follows:**			
	Amounts unpaid less overpaid at beginning of year	**(419)**	(421)	(395)
	Per the income statement (excluding deferred taxation)	**(1 315)**	(958)	(814)
	Adjustment in respect of subsidiaries acquired and sold including translation adjustments	**39**	(15)	(86)
	Amounts unpaid less overpaid at end of year	**688**	419	421
	Cash amounts paid	**(1 007)**	(975)	(874)
C.	**Acquisition of subsidiaries, investments and intangibles:**			
	Inventories acquired	**57**	11	108
	Receivables acquired	**226**	96	994
	Payables, taxation and deferred taxation acquired	**(230)**	(90)	(1 641)
	Borrowings net of cash	**(512)**	25	(2 148)
	Property, plant and equipment, non-current assets, goodwill and minority shareholders	**744**	55	3 525
	Total net assets acquired	**285**	97	838
	Less: Existing share of net assets of associates before acquisition			353
	Net assets acquired	**285**	97	485
	Goodwill arising on acquisitions	**238**	21	997
	Total purchase consideration	**523**	118	1 482
	Less: Barloworld shares issued to acquire Avis Southern Africa			372
	Net cash cost of subsidiaries acquired	**523**	118	1 110
	Investments and intangible assets acquired	**291**	325	539
	Cash amounts paid to acquire subsidiaries, investments and intangibles	**814**	443	1 649
	Bank balances and cash in subsidiaries acquired	**12**	36	224
D.	**Proceeds on disposal of subsidiaries, investments and intangibles:**			
	Inventories disposed	**17**	29	84
	Receivables disposed		33	82
	Payables, taxation and deferred taxation balances disposed		(62)	(179)
	Borrowings net of cash		12	(93)
	Property, plant and equipment, non-current assets, goodwill and minority shareholders	**4**	(5)	183
	Net assets disposed	**21**	7	77
	Profit on disposal	**13**	29	3
	Net cash proceeds on disposal of subsidiaries	**34**	36	80
	Proceeds on disposal of investments and intangibles	**10**	33	130
	Cash proceeds on disposal of subsidiaries, investments and intangibles	**44**	69	210
E.	**Net investment in fleet leasing and rental assets:**			
	Net investment in fleet leasing and equipment rental assets	**(832)**	(1 090)	(900)
	Additions to fleet leasing and equipment rental assets	**(1 821)**	(1 832)	(1 425)
	Less: Proceeds on disposal of fleet leasing and equipment rental assets	**989**	742	525
	Net investment in leasing receivables	**(16)**	53	(608)
	Net investment in car rental vehicles	**(1 260)**	(592)	(138)
	Additions to vehicle rental fleet during the year	**(3 663)**	(2 296)	(1 084)
	Less: Proceeds on disposal of vehicle rental fleet	**2 403**	1 704	946
	Net investment in fleet leasing and rental assets	**(2 108)**	(1 629)	(1 646)

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended 30 September

	2006 Rm	2005 Rm	2004 Rm
Exchange gains/(losses) on translation of foreign operations	**1 832**	(186)	107
Gain on cash flow hedges	**139**	2	17
Deferred taxation on cash flow hedges	**(18)**		
Gain on revaluation of available for sale investments	**18**	12	7
Deferred taxation on revaluation of available for sale investments	**(8)**	(2)	
Other reserve movements – (losses)/gains	**(71)**	(31)	12
Net actuarial losses on post-retirement benefit obligations	**(55)**	(86)	(29)
Actuarial losses on post-retirement benefit obligations	**(79)**	(123)	(41)
Taxation effect of net actuarial losses	**24**	37	12
Net income/(loss) recognised directly in equity	**1 837**	(291)	114
Profit for the period	**2 746**	2 163	1 768
Total recognised income and expense for the year	**4 583**	1 872	1 882
Attributable to:			
Minority shareholders	**381**	302	312
Barloworld Limited shareholders	**4 202**	1 570	1 570
	4 583	1 872	1 882
Effect of changes in accounting policies attributable to:			
Minority shareholders		(1)	(1)
Barloworld Limited shareholders		(46)	(29)
		(47)	(30)

The statement of recognised income and expense has been prepared in terms of the requirements of IAS 19 Employee Benefits regarding the change in accounting policy for the treatment of actuarial gains and losses (refer note 33).

GRAPHS TO BUSINESS AND GEOGRAPHICAL SEGMENTS


Return on net assets (trading businesses)
(%)
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0
Equipment
Industrial distribution (trading)
Motor (trading)
Cement
Coatings
Scientific
Group (trading)
2006
2005


Operating margin
(%)
45
40
35
30
25
20
15
10
5
0
Equipment
Industrial distribution
Motor
Cement
Coatings
Scientific
Group
2006
2005


Segmental analysis
(%)
100
90
80
70
60
50
40
30
20
10
0
06
05
06
05
06
05
Revenue
Segment result
Net operating assets
Equipment
Industrial distribution
Motor
Cement
Coatings
Scientific
Corporate operations and other


Geographical analysis
(%)
100
80
60
40
20
0
-20
06
05
06
05
06
05
Revenue
Segment result
Net operating assets
South Africa
Europe
North America
Australia and Asia

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS#

for the year ended 30 September

R million	Consolidated*		Eliminations		Equipment		Industrial distribution			
							Trading		Leasing	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
1. BUSINESS AND GEOGRAPHICAL SEGMENTS**										
Revenue										
Southern Africa	24 875	21 318			6 212	4 953				
Europe	9 779	9 294			5 415	5 281	1 995	1 982	257	367
North America	5 222	4 402					4 697	3 922	96	98
Australia and Asia	2 817	2 682								
	42 693	37 696			11 627	10 234	6 692	5 904	353	465
Inter-segment revenue ***			(1 600)	(1 022)	199	138				
	42 693	37 696	(1 600)	(1 022)	11 826	10 372	6 692	5 904	353	465
Segment result										
Operating profit										
Southern Africa	3 239	2 758			504	475				
Europe	818	650			474	475	23	41	33	66
North America	100	29					115	75	(25)	(40)
Australia and Asia	(24)	(14)								
Operating profit/(loss)	4 133	3 423			978	950	138	116	8	26
Fair value adjustments on financial instruments	235	(57)			141	(51)				
Total segment result	4 368	3 366			1 119	899	138	116	8	26
By geographical region										
Southern Africa	3 473	2 701			645	424				
Europe	819	650			474	475	23	41	33	66
North America	100	29					115	75	(25)	(40)
Australia and Asia	(24)	(14)								
Total segment result	4 368	3 366			1 119	899	138	116	8	26
Income from associates and joint ventures	72	53			27	8				
Segment result including associate income	4 440	3 419			1 146	907	138	116	8	26
Finance costs	(605)	(441)								
Income from investments	273	198								
Exceptional items	120	7								
	4 228	3 183								
Taxation	(1 370)	(1 044)								
Net profit	2 858	2 139								
Cash flows per segment										
Cash flows from operating activities	3 636	2 379			968	427	271	257	141	154
Cash flows from investing activities	(2 938)	(2 980)			(567)	(501)	84	(273)	676	(272)
Cash flows from financing activities	(224)	601			(352)	93	(329)	36	(837)	57
Non-cash expenses per segment										
Depreciation	1 912	1 797			415	406	199	176	132	177
Amortisation of intangibles excluding goodwill	65	59			21	23	13	13		
Impairment losses/(reversals)	23	21			22	1		28		

 # All relevant comparatives in the notes to the consolidated financial statements have been restated as per note 33

** The consolidated total excludes discontinued operations for income statement items but includes it for balance sheet and cash flow items*

*** The geographical segments are determined by the location of assets*

**** Inter-segment revenue is priced on an arm's length basis*

Continuing operations														Discontinued operation	
Motor						Cement		Coatings		Scientific		Corporate and other		Steel tube	
Trading		Car rental		Leasing											
2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
9 307	8 791	**1 108**	881	**631**	638	**4 863**	3 974	**2 019**	1 520			**735**	561	**1 775**	1 590
		805	478							**1 027**	1 009	**280**	177		
										429	382				
1 719	1 598							**952**	949	**146**	135				
11 026	10 389	**1 913**	1 359	**631**	638	**4 863**	3 974	**2 971**	2 469	**1 602**	1 526	**1 015**	738	**1 775**	1 590
(44)	19	**2**	2					**5**	115			**1 438**	748		
10 982	10 408	**1 915**	1 361	**631**	638	**4 863**	3 974	**2 976**	2 584	**1 602**	1 526	**2 453**	1 486	**1 775**	1 590
210	182	**250**	211	**63**	88	**1 903**	1 509	***329***	*281*			***(20)***	*12*	**95**	44
		69	66							**62**	23	**157**	(21)		
										10	(6)				
23	11							**(55)**	(29)	**8**	4				
233	193	**319**	277	**63**	88	**1 903**	1 509	**274**	252	**80**	21	**137**	(9)	**95**	44
13	(7)	**6**	(1)	**2**		**2**	(7)	**9**				**62**	9	**(6)**	1
246	186	**325**	276	**65**	88	**1 905**	1 502	**283**	252	**80**	21	**199**		**89**	45
223	175	**256**	210	**65**	88	**1 905**	1 502	**338**	281			**41**	21	**89**	45
		69	66							**62**	23	**158**	(21)		
										10	(6)				
23	11							**(55)**	(29)	**8**	4				
246	186	***325***	*276*	**65**	*88*	***1 905***	*1 502*	***283***	*252*	**80**	21	**199**		**89**	45
27	23						2	**18**	20					**4**	5
273	209	**325**	276	**65**	88	**1 905**	1 504	**301**	272	**80**	21	**199**		**93**	50
(128)	107	**948**	(121)	**413**	423	**1 138**	734	**200**	107	**175**	75	**(570)**	270	**80**	(54)
(427)	(145)	**(1 083)**	(638)	**(574)**	(482)	**(243)**	(129)	**(350)**	(69)	**(129)**	(55)	**(301)**	(396)	**(24)**	(20)
571	(521)	**168**	1 214	**159**	61	**2**	(65)	***165***	*223*	***(38)***	*(23)*	***342***	(505)	**(75)**	31
37	34	**483**	352	**297**	318	**165**	155	**56**	51	**46**	50	**82**	78	**18**	29
2	2	**2**		**1**		**4**	3	**7**	6	**3**	4	**12**	8		1
			(4)				(4)					**1**			

R million	Consolidated*		Eliminations		Equipment		Industrial distribution			
							Trading		Leasing	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
1. BUSINESS AND GEOGRAPHICAL SEGMENTS continued**										
Assets										
Property, plant and equipment	8 299	7 922			2 136	1 775	852	649	143	667
Goodwill	3 005	2 485			232	188	328	261		
Intangible assets	323	260			97	98	32	37		
Investment in associates and joint ventures	749	518			553	331				
Long-term finance lease receivables	566	1 495			1	2			494	1 484
Long-term financial assets	597	655			8	11	34	25	7	
Vehicle rental fleet	3 441	2 196								
Inventories	5 907	4 793			2 303	1 811	948	612		
Trade and other receivables	7 026	5 859			2 611	1 705	843	618	203	591
Assets classified as held for sale	2 840	180			21	24	41	4	1 716	12
Segment assets	32 753	26 363			7 962	5 945	3 078	2 206	2 563	2 754
By geographical region										
Southern Africa	16 414	14 326			3 421	2 667				
Europe	12 425	8 441			4 541	3 278	1 154	819	2 433	2 015
North America	2 445	2 537					1 924	1 387	130	739
Australia and Asia	1 469	1 059								
Total segment assets	32 753	26 363			7 962	5 945	3 078	2 206	2 563	2 754
Taxation	17	38								
Deferred taxation assets	750	823								
Cash and cash equivalents	2 134	1 399								
Consolidated total assets	35 654	28 623								
Liabilities										
Interest-bearing liabilities (leasing)	2 671	3 277							1 542	2 324
Long term non-interest-bearing	1 575	1 446			125	149	80	59	88	72
Trade and other payables including provisions	7 199	5 643			2 165	1 585	1 148	720	44	45
Liabilities directly associated with assets classified as held for sale	1 061								597	
Segment liabilities	12 506	10 366			2 290	1 734	1 228	779	2 271	2 441
By geographical region										
Southern Africa	5 815	4 647			1 117	834				
Europe	5 327	4 264			1 173	900	484	382	2 124	1 754
North America	966	1 136					744	397	147	687
Australia and Asia	398	319								
Total segment liabilities	12 506	10 366			2 290	1 734	1 228	779	2 271	2 441
Interest-bearing liabilities (excluding leasing)	7 213	4 765								
Deferred taxation liabilities	870	905								
Taxation	705	457								
Consolidated total liabilities	21 294	16 493								
Capital additions										
Southern Africa	3 689	3 027			411	302				
Europe	2 046	1 729			298	361	38	117	87	217
North America	222	280					163	186	52	87
Australia and Asia	136	56								
	6 093	5 092			709	663	201	303	139	304

Continuing operations														Discontinued operation	
Motor – Trading		Motor – Car rental		Motor – Leasing		Cement		Coatings		Scientific		Corporate and other		Steel tube	
2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
695	437	176	90	1 461	1 477	1 414	1 247	362	303	342	294	718	748		235
59	43	1 307	1 182	80	3	382	384	43	31	326	255	248	138		
7	8	9	3	1	2	14	12	74	22	10	8	79	67		3
74	48			10				83	88			29	42		9
				62				1				8	9		
5	3	1	2	42		388	509	13	1	3	3	96	101		
		3 441	2 196												
1 458	1 123	(7)	4	1	1	224	223	498	392	472	366	10	7		254
342	287	753	437	142	81	702	646	566	434	429	403	435	358		299
	7	136	81	51	52	130		30						715	
2 640	1 956	5 816	3 995	1 850	1 616	3 254	3 021	1 670	1 271	1 582	1 329	1 623	1 470	715	800
1 868	1 468	2 903	2 567	1 850	1 616	3 254	3 021	1 163	839			1 240	1 348	715	800
		2 913	1 428							1 001	779	383	122		
										391	411				
772	488							507	432	190	139				
2 640	1 956	5 816	3 995	1 850	1 616	3 254	3 021	1 670	1 271	1 582	1 329	1 623	1 470	715	800
				1 129	953										
66	52	11	1	223	155	107	102	14	40	16	15	845	800		1
888	865	869	367	222	174	473	417	610	463	307	239	473	558		210
						109		8						347	
954	917	880	368	1 574	1 282	689	519	632	503	323	254	1 318	1 358	347	211
848	828	503	171	1 574	1 282	689	519	421	325			316	477	347	211
		377	197							167	150	1 002	881		
										75	52				
106	89							211	178	81	52				
954	917	880	368	1 574	1 282	689	519	632	503	323	254	1 318	1 358	347	211
121	118	1 734	1 330	831	855	389	182	99	47			73	165	31	28
		1 602	991							17	38	4	5		
										7	7				
123	31							11	17	2	8				
244	149	3 336	2 321	831	855	389	182	110	64	26	53	77	170	31	28

1.1 Segmentation for purpose of gearing and interest cover targets

These schedules are provided to assist users to gain a better understanding of how the group segments its balance sheet and income statement in order to set appropriate gearing and interest cover targets. For this purpose three broad segments have been defined, namely:

- Trading (manufacturing and dealership businesses)
- Leasing (long-term leasing solutions including fleet services)
- Car Rental (short-term car hire)

In view of the nature of the leasing and car rental businesses, these operations are more highly geared and in this respect are different from the rest of the group. Short-term equipment rental businesses with a net book value of rental assets amounting to R2 252 million (2005: R1 161 million) are included as part of the trading operations.

	Total group		Trading		Leasing#		Car rental	
	2006 Rm	2005 Rm	2006 Rm	2005 Rm	2006 Rm	2005 Rm	2006 Rm	2005 Rm
CONSOLIDATED BALANCE SHEET								
Assets								
Property, plant and equipment								
Cost	19 665	16 706	12 566	10 966	2 883	3 118	4 216	2 622
Accumulated depreciation	7 413	6 415	5 961	5 249	977	911	475	255
Net book value	12 252	10 291	6 605	5 717	1 906	2 207	3 741	2 367
Less: Vehicle rental fleet and vehicles held for sale reflected under current assets	3 953	2 369	86	29	302	63	3 565	2 277
Property, plant and equipment – net book value	8 299	7 922	6 519	5 688	1 604	2 144	176	90
Goodwill	3 005	2 485	1 618	1 300	80	3	1 307	1 182
Intangible assets	323	260	313	255	1	2	9	3
Finance lease receivables	566	1 495	10	11	556	1 484		
Long-term financial assets, investment in associates and joint ventures	1 346	1 173	1 286	1 171	59		1	2
Deferred taxation assets	750	823	690	710	39	108	21	5
Non-current assets	14 289	14 158	10 436	9 135	2 339	3 741	1 514	1 282
Current assets	21 365	14 465	14 792	10 851	2 157	791	4 416	2 823
Finance lease receivables	222	525	22	25	200	500		
Cash and cash equivalents	2 134	1 399	2 012	1 298	41	54	81	47
Assets classified as held for sale	2 840	180	936	35	1 768	64	136	81
Other current assets	16 169	12 361	11 822	9 493	148	173	4 199	2 695
Total assets	35 654	28 623	25 228	19 986	4 496	4 532	5 930	4 105
Equity and liabilities								
Interest of all shareholders	14 360	12 130	12 468	10 632	474	517	1 418	981
Non-current liabilities	7 920	7 761	2 062	2 772	2 598	2 319	3 260	2 670
Deferred taxation liabilities	870	905	417	475	169	261	284	169
Interest-bearing	5 475	5 410	392	1 079	2 118	1 831	2 965	2 500
Non-interest-bearing	1 575	1 446	1 253	1 218	311	227	11	1
Current liabilities	13 374	8 732	10 698	6 582	1 424	1 696	1 252	454
Amounts due to bankers and short-term loans	4 409	2 632	3 510	1 143	553	1 446	346	43
Liabilities directly associated with assets classified as held for sale								
– Interest-bearing	642		45		597			
– Non-interest-bearing	419		419					
Other current liabilities	7 904	6 100	6 724	5 439	274	250	906	411
Total equity and liabilities	35 654	28 623	25 228	19 986	4 496	4 532	5 930	4 105

	Total group		Trading		Leasing#		Car rental	
	2006 Rm	2005 Rm	**2006 Rm**	2005 Rm	**2006 Rm**	2005 Rm	**2006 Rm**	2005 Rm
CONSOLIDATED INCOME STATEMENT								
Revenue	**42 693**	37 696	**39 796**	35 234	**984**	1 103	**1 913**	1 359
Operating profit before depreciation and leasing interest paid	**6 302**	5 434	**4 761**	4 010	**739**	794	**802**	630
Leasing interest paid included in cost of sales	**(239)**	(185)			**(239)**	(185)		
Depreciation	**(1 930)**	(1 826)	**(1 018)**	(978)	**(429)**	(495)	**(483)**	(353)
Operating profit	**4 133**	3 423	**3 743**	3 032	**71**	114	**319**	277
Fair value adjustments on financial instruments	**235**	(57)	**228**	(56)	**1**		**6**	(1)
Finance costs	**(605)**	(441)	**(396)**	(279)			**(209)**	(162)
Income from investments	**273**	198	**241**	170	**3**	1	**29**	27
Profit before exceptional items	**4 036**	3 123	**3 816**	2 867	**75**	115	**145**	141
Exceptional items	**120**	7	**120**	3				4
Profit before taxation	**4 156**	3 130	**3 936**	2 870	**75**	115	**145**	145
Taxation	**(1 370)**	(1 044)	**(1 349)**	(946)	**5**	(43)	**(26)**	(55)
Profit after taxation	**2 786**	2 086	**2 587**	1 924	**80**	72	**119**	90
Income from associates and joint ventures	**72**	53	**72**	53				
Net profit from continuing operations	**2 858**	2 139	**2 659**	1 977	**80**	72	**119**	90
DISCONTINUED OPERATION								
(Loss)/profit from discontinued operation	**(112)**	24	**(112)**	24				
Net profit	**2 746**	2 163	**2 547**	2 001	**80**	72	**119**	90
Attributable to:								
Minority shareholders	**389**	314	**373**	285	**16**	29		
Barloworld Limited shareholders	**2 357**	1 849	**2 174**	1 716	**64**	43	**119**	90
	2 746	2 163	**2 547**	2 001	**80**	72	**119**	90
KEY FINANCIAL RATIOS BY SEGMENT								
Total borrowings to total shareholders' funds (%)*								
Actual	**73**	66	**32**	21	**689**	634	**233**	259
Target**			**30–50**	20–40	**600–800**	600–800	**200–300**	200–300
Interest cover (times)*								
Actual	**5.8**	6.0	**10.6**	11.3	**1.3**	1.6	**1.7**	1.9
Target	**> 3**	> 3	**> 5**	> 5	**> 1**	> 1	**> 1.25**	> 2

 # The income received on the leasing net assets (finance and rental income) and the interest paid on the borrowings are regarded as operational items and are included in operating profits. Leasing results are stated excluding consolidation adjustments and inter-group eliminations

** Refer to page 184 for definitions*

*** The group gearing target is dependent on the relative mix of assets between the three segments*

	2006 Cost Rm	Accumulated depreciation and impairments Rm	Net book value Rm
2. PROPERTY, PLANT AND EQUIPMENT			
Freehold land and buildings	1 955	452	1 503
Leasehold land and buildings	446	124	322
Investment property	57	7	50
Plant, equipment and furniture	4 661	2 990	1 671
Vehicles and aircraft	1 060	771	289
Capitalised leased plant and equipment, vehicles and furniture	701	202	499
Decommissioning and quarry rehabilitation	36	17	19
Rental assets – vehicles	5 808	459	5 349
Rental assets – equipment	4 941	2 391	2 550
	19 665	7 413	12 252
Less: Vehicle rental fleet reflected under current assets			3 441
Ex rental fleet assets held for sale (note 12)			512
			8 299
Per business segment:			
Continuing operations			
– Equipment			2 136
– Industrial distribution			995
– Motor			2 332
– Cement			1 414
– Coatings			362
– Scientific			342
– Corporate and other			718
Total continuing operations			8 299
Discontinued operation – Steel tube			239
Total group			8 538
Investment properties			
Four investment properties (2005: four; 2004: nine) are held which are all income generating (2005: four; 2004: nine) and none are vacant (2005 and 2004: none).			
Income earned from investment properties			4
Direct operating expenses incurred on investment properties			2
Fair value of investment properties			49
The valuations were done by a chartered surveyor on the existing use value method.			
Other disclosures			
Net book value of encumbered property, plant and equipment (note 15)			2 577
Historic value of land and residual value of plant and equipment			4 241
Insurable value of property, plant and equipment			31 770
This is based on the cost of replacement of such assets, except for motor vehicles and certain selected assets, which are included at estimated retail value.			

The registers of land and buildings are open for inspection at the registered offices of the companies.

2005 Cost Rm	2005 Accumulated depreciation and impairments Rm	2005 Net book value Rm	2004 Cost Rm	2004 Accumulated depreciation and impairments Rm	2004 Net book value Rm
1 673	404	1 269	1 637	392	1 245
306	80	226	246	59	187
49	4	45	17	3	14
4 304	2 762	1 542	4 108	2 556	1 552
1 005	428	577	964	409	555
602	166	436	579	179	400
27	16	11	39	17	22
4 321	537	3 784	3 500	180	3 320
4 419	2 018	2 401	4 706	2 289	2 417
16 706	6 415	10 291	15 796	6 084	9 712
		2 196			1 887
		173			119
		7 922			7 706
		1 775			1 900
		1 316			1 261
		2 004			1 774
		1 247			1 225
		303			288
		294			302
		748			720
		7 687			7 470
		235			236
		7 922			7 706
		3			4
		2			1
		38			59
		1 585			1 062
		2 337			1 686
		30 442			26 641

Movement of property, plant and equipment	Freehold and leasehold land and buildings Rm	Investment property Rm
2. PROPERTY, PLANT AND EQUIPMENT continued		
2006		
Net balance at 1 October 2005	**1 495**	**45**
Subsidiaries acquired	**5**	
Other additions	**334**	
Impairment of assets		
Translation differences (net) #	**221**	**10**
	2 055	**55**
Other disposals	**(63)**	**(4)**
Depreciation	**(67)**	**(1)**
Amounts classified as held for sale	**(100)**	
Net balance at 30 September 2006	**1 825**	**50**
Less: Vehicle rental fleet and assets held for sale reflected under current assets		
Balance reflected as property, plant and equipment		
2005		
Net balance at 1 October 2004	1 432	14
Subsidiaries acquired	21	
Other additions	201	32
Impairment of assets	8	2
Translation differences (net) #	(25)	(2)
	1 637	46
Other disposals	(81)	
Depreciation	(61)	(1)
Net balance at 30 September 2005	1 495	45
Less: Vehicle rental fleet and assets held for sale reflected under current assets		
Balance reflected as property, plant and equipment		
2004		
Net balance at 1 October 2003	1 569	26
Subsidiaries acquired	51	
Other additions	118	
Impairment of assets	4	
Translation differences (net) #	(59)	
	1 683	26
Other disposals	(199)	(11)
Depreciation	(52)	(1)
Net balance at 30 September 2004	1 432	14
Less: Vehicle rental fleet and assets held for sale reflected under current assets		
Balance reflected as property, plant and equipment		

** Refer page 206 for rental asset disclosures*
 # Refer page 206 for breakdown

Plant, equipment and furniture Rm	Vehicles and aircraft Rm	Capitalised leased assets Rm	Decom-missioning and quarry rehabilitation Rm	Rental assets – vehicles* Rm	Rental assets – equipment* Rm	Total Rm
1 542	**577**	**436**	**11**	**3 784**	**2 401**	**10 291**
11	**9**	**1**		**580**		**606**
586	**132**	**144**	**8**	**4 076**	**813**	**6 093**
(1)				**1**	**(26)**	**(26)**
98	**10**	**12**		**279**	**469**	**1 099**
2 236	**728**	**593**	**19**	**8 720**	**3 657**	**18 063**
(13)	**(327)**	**(44)**		**(2 616)**	**(513)**	**(3 580)**
(356)	**(107)**	**(50)**		**(755)**	**(594)**	**(1 930)**
(196)	**(5)**					**(301)**
1 671	**289**	**499**	**19**	**5 349**	**2 550**	**12 252**
						3 953
						8 299
1 552	555	400	22	3 320	2 417	9 712
1	3				11	36
408	187	110		3 154	1 000	5 092
	(1)		(1)		(9)	(1)
(19)	(4)	(3)		(9)	(74)	(136)
1 942	740	507	21	6 465	3 345	14 703
(38)	(57)	(32)	(10)	(2 035)	(333)	(2 586)
(362)	(106)	(39)		(646)	(611)	(1 826)
1 542	577	436	11	3 784	2 401	10 291
						2 369
						7 922
1 829	582	357	24		2 268	6 655
66	8	19		3 112	166	3 422
355	212	85		1 506	1 074	3 350
					(28)	(24)
(7)	(5)	1	(1)	52	(37)	(56)
2 243	797	462	23	4 670	3 443	13 347
(331)	(119)	(16)		(1 079)	(346)	(2 101)
(360)	(123)	(46)	(1)	(271)	(680)	(1 534)
1 552	555	400	22	3 320	2 417	9 712
						2 006
						7 706

	2006 Rm	2005 Rm	2004 Rm
2. PROPERTY, PLANT AND EQUIPMENT continued			
Translation difference			
The translation differences are made up as follows:			
Cost	**1 986**	(227)	(141)
Accumulated depreciation	**(887)**	91	85
	1 099	(136)	(56)
Rental asset disclosure			
Future minimum lease receivables under non-cancellable operating leases:			
Within one year	**49**	866	1 116
Two to five years	**334**	945	1 073
More than five years		6	172
	383	1 817	2 361

Equipment rental assets include materials handling equipment rented to customers in South Africa, the United Kingdom and the United States and capital equipment in southern Africa and Europe.

Vehicle rental assets include the following:

- Short-term motor vehicle fleet in southern Africa and Scandinavia for rent to customers for periods varying between 1 to 30 days. In South Africa 17% (2005: 19%) of the fleet value carries a guaranteed buy-back from the manufacturer and 100% in Scandinavia.
- Long-term vehicle fleet in southern Africa leased to customers for periods in excess of 12 months with an average lease term of 36 months and an average residual value of 40%.

Impairment of rental assets arose from adjustments to market value when the assets were reclassified as held for sale. Refer note 1 for a segmental analysis of impairment losses.

	2006 Rm	2005 Rm	2004 Rm
3. GOODWILL			
2006			
COST			
At 1 October	**2 899**	3 294	1 935
Accumulated amortisation netted against cost per IFRS 3		(471)	
Additions	**226**	138	1 410
Disposals	**(11)**	(17)	
Translation differences	**382**	(45)	(51)
At 30 September	**3 496**	2 899	3 294
ACCUMULATED IMPAIRMENT LOSSES			
At 1 October	**414**	861	627
Accumulated amortisation netted against cost per IFRS 3		(471)	
Charge for the year			148
Additions			2
Impairment	**13**	24	111
Translation differences	**64**		(27)
At 30 September	**491**	414	861
CARRYING AMOUNT			
At 30 September	**3 005**	2 485	2 433

	2006 Rm	2005 Rm	2004 Rm
3. GOODWILL continued			
Per business segment:			
Continuing operations			
– Equipment	**232**	188	195
– Industrial distribution	**328**	261	279
– Motor	**1 446**	1 228	1 191
– Cement	**382**	384	369
– Coatings	**43**	31	31
– Scientific	**326**	255	265
– Corporate and other	**248**	138	103
Total continuing operations	**3 005**	2 485	2 433
Discontinued operation – Steel tube			
Total group	**3 005**	2 485	2 433
The impairments relate to the following:			
Finaltair joint venture	**13**		
Truck Center (Freightliner)		24	80
Barloworld motor dealerships in Australia			27
Other items			4
Total group	**13**	24	111

Goodwill is allocated to groups of cash-generating units based on group business segments (refer note 1). The group has not recognised any significant intangible assets with indefinite useful lives. During the current year, all significant recoverable amounts were based on value in use. A discounted cash flow valuation model is applied using five years strategic plans as approved by management. The financial plans are the quantification of strategies derived from the use of a common strategic planning process followed across the group. The process ensures that all significant risks and sensitivities are appropriately considered and factored into strategic plans. Key assumptions are based on industry specific performance levels as well as economic indicators approved by the executive. These assumptions are generally consistent with external sources of information.

Cash flows for the terminal value beyond the explicit forecast period of five years is estimated by using economic returns (CFROI®), assets base, growth rate and fade principles. Growth rates are aligned to the long term sustainable level of growth in the economic region in which cash-generating units operate. Discount rates applied to cash flow projections are based on a country or region specific real cost of capital, dependent upon the location of cash-generating segment operations. The cost of capital is adjusted for size and leverage and other known risks.

The cost of capital rates applied as at 30 September 2006 are as follows:

Country	Discount rate
United States	5.4%
Spain	5.4%
United Kingdom	5.8%
Norway	5.4%
Sweden	5.4%
Australia	5.3%
South Africa	6.5%

	Capitalised software Rm	2006 Patents, trademarks and development costs Rm	Total intangible assets Rm
4. INTANGIBLE ASSETS			
COST			
At 1 October	483	97	580
Subsidiaries acquired	9	59	68
Other additions	39	13	52
Subsidiaries disposed	(4)		(4)
Other disposals	(39)	(11)	(50)
Amounts classified as held for sale	(13)	(3)	(16)
Other reclassification	(18)	25	7
Reversal of amounts previously written off			
Translation differences	60	3	63
At 30 September	517	183	700
ACCUMULATED AMORTISATION AND IMPAIRMENT			
At 1 October	282	38	320
Charge for the year (note 21)	58	7	65
Subsidiaries acquired	4		4
Subsidiaries disposed	(3)	(11)	(14)
Other disposals	(33)		(33)
Amounts classified as held for sale	(11)	(2)	(13)
Other reclassification	1	2	3
Impairment	1		1
Translation differences	42	2	44
At 30 September	341	36	377
CARRYING AMOUNT			
At 30 September	176	147	323
Per business segment:			
Continuing operations			
– Equipment			97
– Industrial distribution			32
– Motor			17
– Cement			14
– Coatings			74
– Scientific			10
– Corporate and other			79
Total continuing operations			323
Discontinued operation – Steel tube			2
			325

	2005			2004	
Capitalised software Rm	Patents, trademarks and development costs Rm	Total intangible assets Rm	Capitalised software Rm	Patents, trademarks and development costs Rm	Total intangible assets Rm
430	78	508	406	71	477
65	19	84	44	9	53
(6)		(6)	(11)	(3)	(14)
				1	1
(6)		(6)	(9)		(9)
483	97	580	430	78	508
233	33	266	176	29	205
55	5	60	62	7	69
			1		1
(4)		(4)	(5)	(3)	(8)
			6		6
(2)		(2)	(7)		(7)
282	38	320	233	33	266
201	59	260	197	45	242
		98			121
		37			28
		13			3
		12			15
		22			8
		8			8
		67			56
		257			239
		3			3
		260			242

5. INVESTMENT IN ASSOCIATES AND JOINT VENTURES*

	2006 Rm	2005 Rm	2004 Rm	2006 Rm	2005 Rm	2004 Rm
	INCOME			INVESTMENT		
Associates	**19**	25	65	**314**	191	95
Joint ventures	**53**	28	34	**435**	327	224
	72	53	99	**749**	518	319
Per business segment:						
Continuing operations						
– Equipment	**27**	8	3	**553**	331	133
– Industrial distribution			(1)			
– Motor	**27**	23	59	**84**	48	27
– Cement		2	11			8
– Coatings	**18**	20	27	**83**	88	78
– Scientific						
– Corporate and other				**29**	42	61
Total continuing operations	**72**	53	99	**749**	509	307
Discontinued operation – Steel tube	**4**	5	8	**5**	9	12
Total group	**76**	58	107	**754**	518	319
	ASSOCIATES			JOINT VENTURES		
Cost of investment	**139**	144	616	**134**	122	75
Share of associates and joint ventures' reserves	**83**	47	145	**64**	26	38
Beginning of year	**47**	145	130	**26**	38	13
Increase in retained earnings for the year:						
Normal and exceptional profit for the year	**23**	29	73	**53**	28	34
Dividends received	**(30)**	(18)	(29)	**(17)**	(27)	(8)
Disposals and other reserve movements	**43**	(109)	(29)	**2**	(13)	(1)
Avis associate now a subsidiary			(653)			
Carrying value excluding amounts owing	**222**	191	108	**198**	148	113
Loans and advances to/(from) associates and joint ventures	**97**		(13)	**237**	179	111
Less: Discontinued operation – Steel tube	**5**					
Carrying value including amounts owing	**314**	191	95	**435**	327	224
Carrying value by category						
Unlisted associates and joint ventures – shares at carrying value	**222**	191	108	**198**	148	113
Unlisted associates of discontinued operation – shares at carrying value	**5**					
	227	191	108	**198**	148	113
Valuation of shares						
Directors' valuation of unlisted associate companies and joint ventures	**306**	330	232	**440**	247	199
Directors' valuation of unlisted associate companies – discontinued operation	**5**					
	311	330	232	**440**	247	199
Aggregate of associate companies and joint ventures' net assets, revenue and profit						
Property, plant and equipment and other non-current assets	**656**	26	24	**297**	155	51
Current assets	**445**	167	197	**920**	398	364
Long-term liabilities	**80**	12	2	**294**	157	172
Current liabilities	**155**	80	127	**460**	120	179
Revenue	**950**	640	744	**1 485**	1 572	1 363
Profit after taxation	**23**	29	73	**53**	28	34
Cash flow from operations	**91**	10	11	**(139)**	55	46

* *Refer notes 38 and 39 for a detailed list of associate and joint venture companies. Energyst has in the current year been reclassified from an unlisted investment to an associate. In 2005, Valspar SA Corporation and International Paints were reclassified from joint ventures to associates. Comparative numbers have been restated on a similar basis*

	2006 Rm	2005 Rm	2004 Rm
6. FINANCE LEASE RECEIVABLES			
Amounts receivable under finance leases:			
Gross investment	**916**	2 415	2 573
Less: Unearned finance income	**(128)**	(395)	(406)
Present value of minimum lease payments receivable	**788**	2 020	2 167
Receivable as follows:			
Present value			
Within one year (note 10)	**222**	525	536
Non-current portion	**566**	1 495	1 631
In the second to fifth year inclusive	**493**	1 346	1 464
After five years	**73**	149	167
	788	2 020	2 167
Per business segment (non-current portion):			
Continuing operations			
– Equipment	**1**	2	37
– Industrial distribution	**494**	1 484	1 582
– Motor	**62**		
– Cement			
– Coatings	**1**		
– Scientific			
– Corporate and other	**8**	9	12
Total continuing operations	**566**	1 495	1 631
Discontinued operation – Steel tube			
Total group	**566**	1 495	1 631
Minimum lease payments			
Within one year	**253**	633	686
In the second to fifth year inclusive	**564**	1 583	1 697
After five years	**99**	199	190
	916	2 415	2 573
Less: Unearned finance income	**(128)**	(395)	(406)
	788	2 020	2 167
Fair value of finance lease receivables	**788**	2020	2 167
Provisions for uncollectible finance lease receivables	**18**	50	31
Unguaranteed residual values of assets leased under finance leases	**223**	524	475

The interest rate charged in South Africa on the leases is linked to the prime rate for the lease term, which is three years on average. The equipment leasing book was sold in 2004.

The interest rate charged in the United Kingdom and United States on the leases is fixed at inception for the duration of the lease term which is typically between four and five years. The weighted average interest rate on lease receivables for the year 30 September 2006 was 9.1% per annum (2005: 8.86%; 2004: 8%).

Certain of the receivables in the United Kingdom and United States are subject to a securitisation arrangement – refer to note 15 for details.

	2006 Rm	2005 Rm	2004 Rm
7. LONG-TERM FINANCIAL ASSETS			
Investments	340	439	618
Listed investments at fair value	10	8	8
Unlisted investments at fair value	37	36	48
Investment in Portland Holdings Limited	291	295	315
Non-current portion of preference shares	2	100	247
Unlisted preference shares at amortised cost (note 36)*	100	247	247
Less: Transferred to trade and other receivables (note 10)	(98)	(147)	
Other long-term financial assets	257	216	275
Bills and leases discounted with recourse and repurchase obligations	7	4	13
Pension fund assets (note 17)	5		
Other receivables	136	90	208
Other derivatives	76	87	30
Other non-current loans and deposits	8	14	14
Barloworld Share Purchase Scheme#	25	21	10
	597	655	893
Per business segment:			
Continuing operations			
– Equipment	8	11	(6)
– Industrial distribution	41	25	20
– Motor	48	5	14
– Cement	388	509	674
– Coatings	13	1	
– Scientific	3	3	86
– Corporate and other	96	101	105
Total continuing operations	597	655	893
Discontinued operation – Steel tube			
Total group	597	655	893
Available-for-sale investments (note 37)			
Listed investments opening balance	8	8	8
Disposals and other movements			(3)
Fair value adjustment in current year	2		3
Fair value of listed investments	10	8	8
Unlisted investments opening balance	36	48	48
Disposals and other movements	1	(24)	(4)
Fair value adjustment in current year		12	4
Fair value of unlisted investments	37	36	48
Investment in Portland Holdings Limited	291	295	315
Total carrying value	338	339	371
Valuation of shares:			
Market value – listed investments	10	8	8
Directors' valuation of unlisted investments	37	36	48
Directors' valuation of Portland Holdings Limited	291	295	315
Total fair value	338	339	371

7. LONG-TERM FINANCIAL ASSETS continued

Investment in Portland Holdings Limited (Porthold)

The results of Porthold, a wholly owned Zimbabwean subsidiary of Pretoria Portland Cement Company Limited (PPC) have not been consolidated in the group results for the years ended 30 September 2004, 30 September 2005 and 30 September 2006.

There are significant constraints impacting on the normal operation of Porthold and the board concluded that management does not have the ability to exercise effective control over the business. In view of the circumstances, the results of Porthold have continued to be excluded from the group results in the current year and have been accounted for on a fair value investment basis.

The summarised results of Porthold, adjusted for hyperinflation and converted back to rands, were:

	2006 Rm	2005^ Rm	2004^ Rm
Revenue	**409.5**	305.7	248.6
Operating profit/(loss)	**30.3**	(13.3)	(7.9)
Loss before taxation	**(34.0)**	(17.4)	(3.2)
Taxation	**(2.6)**	12.4	7.9
Loss after taxation	**(31.4)**	(29.8)	(11.1)
Total assets	**972.0**	1 033.9	1 109.0
Total liabilities	**322.9**	348.5	363.7
Exchange rate (Z$: Rand)	**34**	6 375	1 500
Movement in the inflation index for the year (%)	**1 024**	322	363
The effect of not consolidating Porthold – increase in earnings per share (cents)	**10.9**	10.3	4.0

^ *Restated in terms of appropriate economic exchange rates in Zimbabwe. The Zimbabwean dollar has been devalued in the current year*

* **Preference shares**

The investment in preference shares is encumbered as per notes 15 and 30. The short-term portion of the investment (R98 million) has been transferred in the current year to trade and other receivables (note 10).

\# **Barloworld Share Purchase Scheme**

Included are loans to executive directors for the purchase of shares amounting to R17 million (2005: R12 million; 2004: R8 million). The loans are secured by pledge of the shares and are repayable within 10 years of granting of the option or within nine months of death or immediately on ceasing to be an employee, except in the case of retirement. Interest rates vary in accordance with the terms and provisions of the trust deed and range from 3.17% to 8.5%.

8. DEFERRED TAXATION

	2006 Rm	2005 Rm	2004 Rm
Movement of deferred taxation			
Balance at the beginning of the year restated for change in accounting policy (note 33)			
– deferred taxation assets	**823**	766	489
– deferred taxation liabilities	**(905)**	(795)	(380)
Net (liability)/asset at the beginning of the year	**(82)**	(29)	109
Recognised in income statement this year	**(45)**	(91)	(73)
Rate change adjustment	**(10)**	7	2
Arising on acquisition and disposal of subsidiaries	**(53)**	(10)	(48)
Translation differences	**(11)**	2	(10)
Accounted for directly in equity	**2**	27	(8)
Other movements	**79**	12	(1)
Net liability at end of the year	**(120)**	(82)	(29)
– deferred taxation assets	**750**	823	766
– deferred taxation liabilities	**(870)**	(905)	(795)
Analysis of deferred taxation by type of temporary difference			
Deferred taxation assets			
Capital allowances	**(3)**	32	(18)
Provisions and payables	**244**	247	358
Prepayments and other receivables	**54**	43	23
Effect of tax losses	**173**	203	139
Retirement benefit obligations	**306**	355	329
Other temporary differences	**(24)**	(57)	(65)
	750	823	766
Deferred taxation liabilities			
Capital allowances	**(701)**	(815)	(851)
Provisions and payables	**119**	40	54
Prepayments and other receivables	**(223)**	(66)	4
Effect of tax losses	**33**	24	
Retirement benefit obligations	**(6)**	(57)	(59)
Other temporary differences	**(92)**	(31)	57
	(870)	(905)	(795)
Amount of deferred taxation (expense)/income recognised in the income statement			
Capital allowances	**51**	88	(207)
Provisions and payables	**89**	(127)	9
Prepayments and other receivables	**(147)**	(50)	25
Effect of tax losses	**(20)**	88	21
Retirement benefit obligations	**(83)**	(3)	61
Other temporary differences	**55**	(80)	20
	(55)	(84)	(71)

	2006 Rm	2005 Rm	2004 Rm
9. INVENTORIES			
Raw materials and components	**318**	387	392
Work in progress	**311**	264	296
Finished goods	**3 266**	2 403	2 319
Merchandise	**1 890**	1 581	1 377
Consumable stores	**112**	149	92
Repurchase commitments*			618
Other inventories	**10**	9	9
Total inventories	**5 907**	4 793	5 103
Per business segment:			
Continuing operations			
– Equipment	**2 303**	1 811	2 277
– Industrial distribution	**948**	612	618
– Motor	**1 452**	1 128	916
– Cement	**224**	223	215
– Coatings	**498**	392	358
– Scientific	**472**	366	402
– Corporate and other	**10**	7	4
Total continuing operations	**5 907**	4 539	4 790
Discontinued operation – Steel tube	**330**	254	313
Total group	**6 237**	4 793	5 103
The value of inventories has been determined on the following bases:			
First-in first-out and specific identification	**5 206**	4 412	4 669
Weighted average	**701**	381	434
	5 907	4 793	5 103
Inventory pledged as security for liabilities	**86**	2	6
The secured liabilities are included under trade and other payables (note 18)			
Amount of write down of inventory to net realisable value and losses of inventory	**12**	24	35
Amount of reversals of inventory previously written down	**2**	8	4

* *Repurchase commitments which have been assessed as not probable have not been raised on balance sheet after 2004 in terms of IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The gross value of the repurchase obligation less the estimated recoverable amount of the related asset has been disclosed under contingent liabilities in note 31*

	2006 Rm	2005 Rm	2004 Rm
10. TRADE AND OTHER RECEIVABLES			
Trade receivables	**5 637**	4 643	4 174
Less: Provision for doubtful debts	**(222)**	(168)	(198)
Finance lease receivables (note 6)	**222**	525	536
Bills and leases discounted with recourse	**11**	12	111
Fair value of derivatives	**261**	12	
Other receivables and prepayments	**1 019**	688	607
Preference shares (note 7)	**98**	147	
Dividends accrued			2
	7 026	5 859	5 232
Per business segment:			
Continuing operations			
– Equipment	**2 611**	1 705	1 734
– Industrial distribution	**1 046**	1 209	1 107
– Motor	**1 237**	805	744
– Cement	**702**	646	441
– Coatings	**566**	434	415
– Scientific	**429**	403	352
– Corporate and other	**435**	358	156
Total continuing operations	**7 026**	5 560	4 949
Discontinued operation – Steel tube	**295**	299	283
Total group	**7 321**	5 859	5 232
11. CASH AND CASH EQUIVALENTS			
Cash on deposit	**1 835**	1 230	1 294
Other cash and cash equivalent balances	**299**	169	149
	2 134	1 399	1 443
Cash and cash equivalents are comprised as follows:			
South African rand	**844**	456	313
Foreign currencies	**1 290**	943	1 130
	2 134	1 399	1 443

12. DISCONTINUED OPERATION AND ASSETS CLASSIFIED AS HELD FOR SALE

The steel tube segment has been classified as a disposal group held for sale effective 31 March 2006.

	2006 Rm	2005 Rm	2004 Rm
Results from discontinued operation are as follows:			
Revenue	**1 775**	1 590	1 722
Operating profit	**95**	44	40
Fair value adjustments on financial instruments	**(6)**	1	7
Finance costs	**(25)**	(25)	(31)
Income from investments	**3**	1	6
Profit before exceptional items	**67**	21	22
Exceptional items	**(7)**	(3)	(2)
Profit before taxation	**60**	18	20
Taxation	**(20)**	2	(3)
Profit after taxation	**40**	20	17
Income from associates and joint ventures	**4**	4	8
Net profit of discontinued operation before impairment loss	**44**	24	25
Impairment loss on write down to fair value less costs to sell*	**(185)**		
Taxation on impairment loss	**29**		
Impairment loss after taxation	**(156)**		
Loss from discontinued operation per income statement	**(112)**		
The cash flows from the discontinued operation are as follows:			
Cash flows from operating activities	**80**	(54)	93
Cash flows from investing activities	**(24)**	(20)	(22)
Cash flows from financing activities	**(75)**	31	(6)

* *Based on the disposal price as agreed with external parties*

12. DISCONTINUED OPERATION AND ASSETS CLASSIFIED AS HELD FOR SALE continued

The major classes of assets and liabilities classified as held for sale are as follows:

	Total held for sale 2006 Rm	Steel tube disposal group[1] Rm	Industrial distribution leasing assets[2] Rm	Cement Afripack division[3] Rm	Coatings Australia restructuring[4] Rm	Vehicles and equipment rental fleets[5] Rm
Property, plant and equipment and intangibles	816	241	250	52	24	249
Investment in associates	5	5				
Inventories	353	330		23		
Trade and other current receivables	328	295		27	6	
Cash on hand	27			27		
Finance lease receivables	1 467		1 467			
Assets of disposal group held for sale before impairment loss	2 996	871	1 717	129	30	249
Impairment loss on writedown to fair value less costs to sell	(156)	(156)				
Assets classified as held for sale after impairment losses	2 840	715	1 717	129	30	249
Interest-bearing liabilities	(642)	(42)	(597)	(3)		
Trade and other payables	(419)	(305)		(106)	(8)	
Total liabilities associated with assets classified as held for sale	(1 061)	(347)	(597)	(109)	(8)	
Net assets classified as held for sale	1 779	368	1 120	20	22	249
Vehicles and equipment rental fleets to be sold:						
2005	180					180
2004	119					119

1 The disposal of the Steel tube segment has been approved by the competition authorities but is still subject to further conditions precedent.

2 An agreement has been concluded for the disposal of industrial distribution leasing assets in the UK. In addition to the interest-bearing liabilities above borrowings of R916 million will be settled from the proceeds of the sale of the assets.

3 During the 2004 financial year, PPC sold 75% of its share in Afripack (Pty) Limited (Afripack), to a black empowerment and management consortium. The purchase price was funded via PPC's subscription to redeemable preference shares and cash proceeds. Afripack continued to be consolidated into the group results, in terms of IAS 27 (Revised) Consolidated and Separate Financial Statements as PPC management continued to have effective control of Afripack until the preference shares were redeemed in October 2006. Due to the preference share redemption, Afripack has been consolidated as an assets classified as held for sale in line with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

4 The coatings restructuring relates to the disposal of the Bristol stores in Australia.

5 Rental assets become available for sale on an ongoing basis as and when they are removed from rental fleets.

	2006 Rm	2005 Rm	2004 Rm
13. SHARE CAPITAL AND PREMIUM			
Authorised share capital			
500 000 6% non-redeemable cumulative preference shares of R2 each	**1**	1	1
300 000 000 ordinary shares of 5 cents each	**15**	15	15
	16	16	16
Issued share capital			
375 000 6% non-redeemable cumulative preference shares of R2 each (2005: 375 000) (2004: 375 000)	**1**	1	1
200 715 557 ordinary shares of 5 cents each (2005: 227 703 176) (2004: 222 892 403)	**10**	12	11
Shares held by a subsidiary in respect of share buy-back (2005: 19 090 900) (2004: 19 090 900)		(2)	(2)
	11	11	10
Share premium	**316**	1 386	1 199
Balance at the beginning of the year	**1 386**	1 199	702
Premium on share issues	**90**	187	467
Premium utilised for share buy-back	**(1 160)**		
Equity movement on convertible bond realisation			30
Total issued share capital and premium	**327**	1 397	1 209
Issued shares			
Total number of shares in issue at the beginning of year	**227 703 176**	222 892 403	215 430 249
Issued during the year:			
To acquire Avis Southern Africa Limited			5 589 763
Share options exercised	**2 249 116**	4 810 773	440 473
Number of shares bought back during the year	**(10 145 835)**		
Number of shares cancelled during the year	**(19 090 900)**		
Convertible bond			1 431 918
	200 715 557	227 703 176	222 892 403
Number of shares bought back in prior years		(19 090 900)	(19 025 200)
Number of shares bought back during the year in terms of odd lot offer			(65 700)
Total number of shares in issue at the end of year, net of buy-back	**200 715 557**	208 612 276	203 801 503
Unissued shares			
Ordinary shares reserved to meet the requirements of the Barloworld Share Option Scheme (note 2 below)	**20 071 556**	28 462 897	27 861 550
Ordinary shares	**79 212 887**	43 833 927	49 246 047
	99 284 443	72 296 824	77 107 597
6% non-redeemable cumulative preference shares	**125 000**	125 000	125 000

Notes:

1. *The shares bought back in prior years (19 090 900), which were held in a subsidiary company, were sold on 19 May 2006 at market value (R114 per share) to the holding company and cancelled. Shares bought back in the current year were acquired by the holding company and cancelled.*
2. *The members in general meeting on 20 January 2005 reserved shares for the purposes of the Barloworld Share Option Scheme.*
3. *The company's US$75 million convertible bond matured on 19 September 2004 and 1 431 918 shares were issued on redemption. The need to reserve shares for purposes of the convertible bond has therefore fallen away.*
4. *The directors do not have authority over unissued shares in terms of section 221 of the Companies Act.*

14. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Notes	Share capital and premium Rm	Foreign currency translation reserves Rm	Revaluation reserves Rm	Cash flow hedging reserves Rm
Balance at 1 October 2003 as previously reported		712	1 337	15	(30)
Adjustment to opening balances for changes in accounting policy			(168)		
Balance at 1 October 2003 as restated		712	1 169	15	(30)
Changes in equity recognised during 2004					
Movement on foreign currency translation reserve			(158)		
Translation reserves realised on liquidation of offshore subsidiary			57		
Translation effect of deconsolidation of Porthold			157		
Increase in fair value of hedging instruments					17
Increase in fair value of available-for-sale investments				7	
Other reserve movements					
Net income/(loss) recognised directly in equity			56	7	17
Profit for the year					
Total recognised income and expense for the year			56	7	17
Cash settlement of convertible bond					
Minorities' share in acquisitions					
Purchase of minority shareholding in subsidiaries					
Reclassifications and other reserve movements		30			
Dividends on ordinary shares	28				
Shares issued in current year	13	467			
Balance at 30 September 2004		1 209	1 225	22	(13)
Changes in equity recognised during 2005					
Movement on foreign currency translation reserve			(185)		
Increase in fair value of hedging instruments					2
Increase in fair value of available-for-sale investments				12	
Deferred tax charge directly to equity				(2)	
Other reserve movements					
Net income/(loss) recognised directly in equity			(185)	10	2
Profit for the year					
Total recognised income and expense for the year			(185)	10	2
Purchase of minority shareholding in subsidiaries					
Reclassifications and other reserve movements			(3)		
Dividends on ordinary shares	28				
Shares issued in current year	13	188			
Balance at 30 September 2005		1 397	1 037	32	(11)
Changes in equity recognised during 2006					
Movement on foreign currency translation reserve			**1 832**		
Increase in fair value of hedging instruments					**125**
Increase in fair value of available-for-sale investments				**18**	
Deferred taxation charge directly to equity				**(8)**	**(14)**
Other reserve movements					
Net income/(loss) recognised directly in equity			**1 832**	**10**	**111**
Profit for the year					
Total recognised income and expense for the year			**1 832**	**10**	**111**
Purchase of minority shareholding in subsidiaries					
Other reserve movements					
Dividends on ordinary shares	28				
Buy-back of shares	13	**(1 160)**			
Shares issued in current year	13	**90**			
Balance at 30 September 2006		**327**	**2 869**	**42**	**100**

Legal and other reserves Rm	Equity compensation reserves Rm	Total other reserves Rm	Retained income Rm	Net actuarial gains/(losses) on post-retirement benefits Rm	Total retained income Rm	Attributable to Barloworld Limited shareholders Rm	Minority interest Rm	Interest of all shareholders Rm
607		1 929	7 043		7 043	9 684	706	10 390
	4	(164)	(21)	(385)	(406)	(570)		(570)
607	4	1 765	7 022	(385)	6 637	9 114	706	9 820
		(158)				(158)	51	(107)
		57				57		57
		157				157		157
		17				17		17
		7				7		7
			9	(29)	(29)	(20)	3	(17)
		80	9	(29)	(20)	60	54	114
			1 510		1 510	1 510	258	1 768
		80	1 519	(29)	1 490	1 570	312	1 882
(6)		(6)				(6)		(6)
							28	28
							(83)	(83)
(46)	14	(32)				(2)		(2)
			(626)		(626)	(626)	(245)	(871)
						467		467
555	18	1 807	7 915	(414)	7 501	10 517	718	11 235
		(185)				(185)	(1)	(186)
		2				2		2
		12				12		12
		(2)				(2)		(2)
			(20)	(86)	(106)	(106)	(11)	(117)
		(173)	(20)	(86)	(106)	(279)	(12)	(291)
			1 849		1 849	1 849	314	2 163
		(173)	1 829	(86)	1 743	1 570	302	1 872
							(2)	(2)
(207)	38	(172)	206		206	34		34
			(823)		(823)	(823)	(374)	(1 197)
						188		188
348	56	1 462	9 127	(500)	8 627	11 486	644	12 130
		1 832				**1 832**		**1 832**
		125				**125**	**14**	**139**
		18				**18**		**18**
		(22)				**(22)**	**(4)**	**(26)**
			(53)	**(55)**	**(108)**	**(108)**	**(18)**	**(126)**
		1 953	**(53)**	**(55)**	**(108)**	**1 845**	**(8)**	**1 837**
			2 357		**2 357**	**2 357**	**389**	**2 746**
		1 953	**2 304**	**(55)**	**2 249**	**4 202**	**381**	**4 583**
							(34)	**(34)**
26	**20**	**46**				**46**		**46**
			(995)		**(995)**	**(995)**	**(300)**	**(1 295)**
						(1 160)		**(1 160)**
						90		**90**
374	**76**	**3 461**	**10 436**	**(555)**	**9 881**	**13 669**	**691**	**14 360**

	2006 Rm	2005 Rm	2004 Rm
15. INTEREST-BEARING LIABILITIES			
Total South African rand and foreign currency long-term borrowings (note 34.3)	**6 237**	6 478	6 190
Less: Current portion redeemable and repayable within one year (note 19)	**(762)**	(1 068)	(1 319)
Interest-bearing liabilities	**5 475**	5 410	4 871

R million	Total owing 2006	Repayable during the year ending 30 September 2007	2008	2009	2010	Total 2011 and onwards	Total owing 2005	Total owing 2004
Summary of group borrowings by currency and by year of redemption or repayment								
Total SA rand	**3 363**	323	326	25	2 115	574	3 160	3 091
US dollar	**94**	28	18	16	14	18	190	444
UK sterling	**1 252**	327	270	238	273	144	2 104	1 931
Norwegian krone	**536**		536				744	243
Swedish kronor	**492**		492					409
Danish kroner	**195**			195				
Euro	**271**	73	61	52	24	61	246	36
Other	**34**	11	10	7	5	1	34	36
Total foreign currencies	**2 874**	439	1 387	508	316	224	3 318	3 099
Total SA rand and foreign currency liabilities	**6 237**	762	1 713	533	2 431	798	6 478	6 190

Included above are secured liabilities as follows:

	Liabilities secured 2006 Rm	2005 Rm	2004 Rm	**Net book value of *assets encumbered*** 2006 Rm	2005 Rm	2004 Rm
Secured liabilities						
Secured loans						
South African rand	**4**	3	48	**3**	59	59
Foreign currencies	**1 763**	1 729	1 684	**1 881**	2 327	1 867
Liabilities under capitalised finance leases (note 30)						
South African rand	**504**	525	530	**448**	459	491
Foreign currencies	**546**	997	935	**1 253**	971	818
Total secured liabilities	**2 817**	3 254	3 197	**3 585**	3 816	3 235
Assets encumbered are made up as follows:						
Property, plant and equipment (note 2)				**2 577**	1 585	1 062
Finance lease receivables (note 6)				**1 008**	1 984	1 926
Investments (notes 7 and 10)					247	247
				3 585	3 816	3 235

Included in secured liabilities are loans in the United Kingdom and United States amounting to R720 million (2005: R972 million; 2004: R1 018 million), which are secured by a charge over specific lease receivables under a securitisation transaction. Repayment of the loans will only be made from cash received from the specific receivables subject to the securitisation transaction that amounted to R1 008 million as at 30 September 2006 (R1 374 million as at 30 September 2005; R1 010 million as at 30 September 2004).

	2006 Rm	2005 Rm	2004 Rm
16. PROVISIONS			
Non-current	**468**	383	503
Current	**536**	480	493
	1 004	863	996
Per business segment:			
Continuing operations			
– Equipment	**318**	164	201
– Industrial distribution	**44**	34	53
– Motor	**309**	286	293
– Cement	**116**	113	127
– Coatings	**32**	41	74
– Scientific	**20**	28	21
– Corporate and other	**165**	185	208
Total continuing operations	**1 004**	851	977
Discontinued operation – Steel tube	**20**	12	19
Total group	**1 024**	863	996

Movement of provisions	**Total 2006 Rm**	Environmental rehabilitation Rm	Onerous contracts Rm	Insurance claims Rm	Maintenance contracts Rm	Post-retirement benefits Rm	Warranty claims Rm	Other Rm
Balance at beginning of year	**863**	97	36	101	335	136	74	84
Amounts added	**1 201**	3	9	17	515	103	507	47
Amounts used	**(1 065)**	(1)	(28)	(49)	(427)	(57)	(460)	(43)
Amounts reversed unused	**(45)**		(7)		(23)	(9)	(4)	(2)
Unwinding of discount on present valued amounts	**9**	7			2			
Translation adjustments	**63**		3	28	7	10	9	6
Liabilities directly associated with assets classified as held for sale	**(22)**					(2)	(8)	(12)
Balance at end of year	**1 004**	106	13	97	409	181	118	80
To be incurred								
Within one year	**536**	8	11	96	226	12	117	66
Between two to five years	**242**	1	2	1	183	40	1	14
More than five years	**226**	97				129		
	1 004	106	13	97	409	181	118	80

Environmental rehabilitation

The provisions relate to factory decommissioning and quarry rehabilitation costs in Pretoria Portland Cement. Group companies are required to restore quarry and processing sites at the end of their productive lives to an acceptable condition consistent with the group's environmental policies and statutory regulations. The expected cost of any committed decommissioning or restoration programme, discounted to its net present value, is provided at the beginning of each project.

16. PROVISIONS continued

Onerous contracts

The provisions include closure provisions for previously discontinued operations, consisting mainly of future rental costs on unoccupied leased properties. The provision is calculated based on the discounted present value of contractual rental costs less estimated future rental receipts.

Insurance claims

The provision arises from outstanding claims in Barloworld Insurance Limited which manages the group's insurance programme.

Maintenance contracts

This relates to deferred revenue on maintenance and repair contracts on equipment, forklift trucks and motor vehicles. Assumptions include the estimation of maintenance and repair costs over the life cycle of the assets concerned.

Post-retirement benefits

The provisions comprise mainly post-retirement benefits for existing and former employees. Actuarial valuations were used to determine the value of the provisions where necessary. The actuarial valuations are based on assumptions which include employee turnover, mortality rates, discount rates, the expected long-term rate of return of retirement plan assets, healthcare inflation cost and rates of increase in compensation costs.

Warranty claims

The provisions relate principally to warranty claims on capital equipment, spare parts and service. The estimate is based on claims notified and past experience.

	2006 Rm	2005 Rm	2004 Rm
17. OTHER NON-INTEREST-BEARING LIABILITIES			
Bills and leases discounted with recourse and repurchase obligations*	**7**	4	413
Fair value of derivatives		75	34
Retirement benefit obligation	**777**	747	673
Other payables	**323**	237	251
Total non-interest-bearing liabilities	**1 107**	1 063	1 371
Per business segment:			
Continuing operations			
– Equipment	**57**	148	518
– Industrial distribution	**139**	109	130
– Motor	**124**	41	65
– Cement			
– Coatings	**5**	5	2
– Scientific	**10**	9	
– Corporate and other	**772**	750	656
Total continuing operations	**1 107**	1 062	1 371
Discontinued operation – Steel tube		1	
Total group	**1 107**	1 063	1 371

* *Repurchase obligations which are not assessed as probable have been classified after 2004 as contingent liabilities in terms of IAS37 Provisions, Contingent Liabilities and Contingent Assets. Refer note 31*

17. OTHER NON-INTEREST-BEARING LIABILITIES continued

RETIREMENT BENEFIT INFORMATION

It is the policy of the group to encourage, facilitate and contribute to the provision of retirement benefits for all permanent employees. To this end the group's permanent employees are usually required to be members of either a pension or provident fund, depending on their preference and local legal requirements.

Altogether 59% of the employees belong to four defined benefit and 22 defined contribution retirement funds in which group employment is a prerequisite for membership. Of these, four defined benefit and 13 defined contribution funds are located outside of South Africa and accordingly are not subject to the provisions of the Pension Funds Act of 1956. Thirty three percent of employees belong to defined contribution funds associated with industry or employee organisations.

Defined contribution plans

The total cost charged to profit or loss of R353 million (2005: R357 million; 2004: R223 million) represents contributions payable to these schemes by the group at rates specified in the rules of the schemes (note 21).

Defined benefit plans

Amounts recognised in the income statement in respect of defined benefit schemes are as follows:

	2006 Rm	2005 Rm	2004 Rm
Current service cost	**66**	77	134
Interest costs	**218**	201	197
Expected return on plan assets	**(230)**	(196)	(192)
Curtailment on settlement	**(149)**		
Net (gain)/loss recognised in profit or loss	**(95)**	82	139
Actual return on plan assets	**322**	502	234

The group changed its accounting policy in the current year whereby actuarial gains and losses are now recognised in full in the period in which they occur, outside profit or loss, in the statement of recognised income and expense. The impact of this change in the current year was to recognise the full actuarial deficit of R777 million (£52.9 million) through the statement of recognised income and expense with no impact on the current year's income statement. However, a gain of R149 million on curtailment in terms of the transition from a final pay plan to a career average revalued earnings (CARE) plan has been recognised in the income statement.

Defined benefit funds are valued by independent actuaries as follows:

	Valuation interval	Latest statutory valuation
Barlows Pension Fund	Triennial	31 March 2004
Barloworld UK Pension Scheme	Triennial	1 April 2006
Bibby Pension Scheme (UK)	Triennial	1 April 2006
Barloworld Australia Superannuation Fund	Triennial	September 2006
Japan Pension Scheme	Annual	September 2006
PPC Retirement Fund*	Not exceeding three years	28 February 2003
Avis – Liva Bil AS Pension fund – Norway*	Annual	September 2004

The triennial valuation of the two United Kingdom defined benefit pension schemes at 1 April 2006 was done during the current year. These schemes currently reflect a combined deficit, calculated in terms of IAS19 Employee Benefits of £52.9 million which reduced from £58.9 million in 2005 (2004: £50.1 million) partly as a result of a curtailment which involved changing benefits from a final salary calculation to a career average revalued earnings based scheme. The schemes were closed to new entrants from 1 April 2002, with all new employees in the United Kingdom required to join the recently established defined contribution scheme.

* *During 2005 the active members of these defined benefit funds were transferred to defined contribution funds*

17. OTHER NON-INTEREST-BEARING LIABILITIES continued

The pension plan assets consist primarily of equity (local and offshore), interest-bearing stock and property.

Amount included in the fair value of assets for Barloworld Limited shares and property occupied by the group is nil.

The amount included in the balance sheet arising from the group's obligations in respect of defined benefit retirement plans is set out below (this excludes the impact of the provision for pension fund closure costs*):

	2006 Rm	2005 Rm	2004 Rm
Present value of funded obligation	**5 457**	4 166	3 817
Fair value of plan assets	**4 685**	3 419	3 158
Net liability	**772**	747	659
Amount not recognised on balance sheet			14
Amount recognised as an asset (note 7)	**5**		
Net liability per balance sheet	**777**	747	673
Movement in net liability			
At beginning of year	**747**	673	(162)
Adjustment for change in accounting policy			828
Contributions	**(81)**	(82)	(147)
Expenses recognised in the income statement	**(95)**	82	139
Actuarial losses recognised in the statement of recognised income and expense	**79**	123	41
Other movements	**(72)**		
Exchange differences	**199**	(49)	(26)
At the end of year	**777**	747	673

Key assumptions used:	South Africa 2006	South Africa 2005	South Africa 2004	UK 2006	UK 2005	UK 2004
Discount rate (%)	**n/a**	n/a	11.0	**5.1**	5.0	5.6
Expected return on plan assets (%)	**n/a**	n/a	11.0	**7.3**	7.3	7.3
Expected rate of salary increases (%)	**n/a**	n/a	7.5	**3.6**	3.5	3.5
Future pension increases (%)	**n/a**	n/a	5.0	**2.9**	2.5	2.5

	Australia 2006	Australia 2005	Australia 2004	Japan 2006	Japan 2005	Japan 2004
Discount rate (%)	**5.7**	6.0	6.3	**1.5**	1.5	1.8
Expected return on plan assets (%)	**7.6**	7.6	8.0	**2.9**	2.4	3.0
Expected rate of salary increases (%)	**4.0**	4.0	4.0	**2.2**	2.2	2.2
Future pension increases (%)	**2.5**	2.5	2.5	**n/a**	n/a	n/a

Historically, qualifying employees were granted certain post-retirement medical benefits. The obligation for the employer to pay medical aid contributions after retirement is not part of the conditions of employment for new employees. A number of pensioners and employees in the group remain entitled to this benefit, the cost of which has been fully provided (note 16).

* *As reported in 2005, the board approved a provision in 2002 of R100 million (R70 million net of deferred taxation) to cover additional costs on the closure of one of the group's South African pension funds. As the fund in question was subsequently established to have adequate reserves to cover projected costs, the provision is no longer required and was written back in 2004*

	2006 Rm	2005 Rm	2004 Rm
18. TRADE AND OTHER PAYABLES			
Trade and other payables	**6 647**	5 124	5 047
Fair value of derivatives	**5**	27	88
Bills and leases discounted with recourse	**11**	12	111
	6 663	5 163	5 246
Per business segment:			
Continuing operations			
– Equipment	**1 916**	1 422	1 760
– Industrial distribution	**1 176**	753	677
– Motor	**1 846**	1 286	1 199
– Cement	**464**	407	318
– Coatings	**587**	457	443
– Scientific	**294**	217	254
– Corporate and other	**380**	423	245
Total continuing operations	**6 663**	4 965	4 896
Discontinued operation – Steel tube	**263**	198	350
Total group	**6 926**	5 163	5 246

Refer to note 9 for details of inventory and note 10 for preference share investment pledged as security for payables.

	2006 Rm	2005 Rm	2004 Rm
19. AMOUNTS DUE TO BANKERS AND SHORT-TERM LOANS			
Bank overdrafts and acceptances	**1 348**	375	678
Short-term loans	**2 299**	1 189	842
Current portion of long-term borrowings (note 15)	**762**	1 068	1 319
	4 409	2 632	2 839
Amounts due to bankers and short-term loans are comprised as follows:			
South African rand	**2 796**	1 644	1 133
Foreign currencies	**1 613**	988	1 706
	4 409	2 632	2 839

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September

	2006 Rm	2005 Rm	2004 Rm
20. REVENUE			
Sale of goods	**33 982**	30 298	29 005
Rendering of services	**4 449**	3 523	3 223
Rentals received	**3 922**	2 751	1 632
Finance lease income	**274**	1 103	960
Other	**66**	21	19
	42 693	37 696	34 839
Per business segment:			
Continuing operations			
– Equipment	**11 627**	10 234	10 190
– Industrial distribution	**7 045**	6 369	6 672
– Motor	**13 570**	12 386	9 725
– Cement	**4 863**	3 974	3 440
– Coatings	**2 971**	2 469	2 378
– Scientific	**1 602**	1 526	1 623
– Corporate and other	**1 015**	738	811
Total continuing operations	**42 693**	37 696	34 839
Discontinued operation – Steel tube	**1 775**	1 590	1 722
Total group	**44 468**	39 286	36 561
Value of business handled on behalf of customers but not recognised in revenue	**1 817**	954	341
21. OPERATING PROFIT			
Operating profit is arrived at as follows:			
Revenue	**42 693**	37 696	34 839
Less: Net expenses	**38 560**	34 273	31 906
Cost of sales	**30 226**	27 326	25 460
Distribution costs	**2 252**	2 013	2 066
Administrative costs	**4 811**	4 355	3 806
Other operating costs	**1 640**	908	820
Other operating income	**(369)**	(329)	(246)
Operating profit before goodwill amortisation	**4 133**	3 423	2 933
Per business segment:			
Continuing operations			
– Equipment	**978**	950	1 008
– Industrial distribution	**146**	142	172
– Motor	**615**	558	297
– Cement	**1 903**	1 509	1 171
– Coatings	**274**	252	235
– Scientific	**80**	21	48
– Corporate and other	**137**	(9)	2
Total continuing operations	**4 133**	3 423	2 933
Discontinued operation – Steel tube	**95**	44	40
Total group	**4 228**	3 467	2 973

	2006 Rm	2005 Rm	2004 Rm
21. OPERATING PROFIT continued			
Expenses include the following:			
Interest paid by leasing operations included in cost of sales	**239**	185	290
External	**184**	176	211
Group (note 24)	**55**	9	79
Depreciation	**1 930**	1 826	1 534
Continuing operations	**1 912**	1 797	1 503
Discontinued operation – Steel tube	**18**	29	31
Goodwill amortisation (note 3)			148
Amortisation of intangibles excluding goodwill (note 4)	**65**	60	69
Continuing operations	**64**	59	68
Discontinued operation – Steel tube	**1**	1	1
Operating lease charges*	**475**	505	430
Land and buildings	**339**	314	288
Plant, vehicles and equipment	**136**	191	142
Research and development costs	**43**	57	48
Administration, management and technical fees paid	**164**	128	99
Auditors' remuneration	**70**	59	54
Audit fees	**57**	47	43
Fees for other services	**12**	11	10
Expenses	**1**	1	1
Directors' emoluments paid by holding company and subsidiaries (note 35):			
Total directors' emoluments**	**59**	52	46
Executive directors	**53**	47	42
Salaries	**21**	18	17
Bonuses	**21**	18	17
Retirement and medical contributions	**4**	5	4
Share options awarded	**3**	4	2
Car allowances	**2**	1	2
Other benefits	**2**	1	
Non-executive directors	**6**	5	4
Fees	**4**	4	3
Fees for services to subsidiaries	**2**	1	1
Staff costs (excluding directors' emoluments)	**6 669**	5 922	5 561
Profit on disposal of rental assets, car hire and fleet rental vehicles	**(110)**	(95)	(115)
Loss/(profit) on disposal of other plant and equipment	**2**	(2)	(15)
Loss on disposal of intangible assets	**2**		
Amounts expensed in respect of retirement benefit plans (note 17):			
Defined contribution funds	**353**	357	223
Defined benefit funds	**(95)**	82	139

** Operating lease charges include contingent rents of R22 million in 2005 (2004: nil).*

*** Excludes the amount for share options exercised/ceded included in directors' emoluments per note 35.*

	2006 Rm	2005 Rm	2004 Rm
22. FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS			
(Losses)/gains on conversion of foreign currency monetary items	(3)	16	(20)
Gains/(losses) on other financial instruments	238	(73)	(93)
Total fair value adjustments on financial instruments	235	(57)	(113)
Per business segment:			
Continuing operations			
– Equipment	141	(51)	(121)
– Industrial distribution			
– Motor	21	(8)	(3)
– Cement	2	(7)	
– Coatings	9		(5)
– Scientific			
– Corporate and other	62	9	16
Total continuing operations	235	(57)	(113)
Discontinued operation – Steel tube	(6)	1	7
Total group	229	(56)	(106)
23. FINANCE COSTS			
Interest paid:			
Convertible bond			(4)
Corporate bond and other long-term borrowings	(269)	(267)	(12)
Bank and other short-term borrowings	(274)	(100)	(301)
Capitalised finance leases	(62)	(74)	(130)
Monetary profit on hyperinflation accounting			2
Total continuing operations	(605)	(441)	(445)
Discontinued operation – group interest paid	(24)	(24)	(24)
Discontinued operation – external interest paid	(1)	(1)	(7)
Total group	(630)	(466)	(476)
24. INCOME FROM INVESTMENTS			
Dividends – unlisted investments	16	31	29
Interest received	178	134	129
Group interest received from leasing operations *	55	9	79
Group interest received from Steel tube	24	24	24
Total continuing operations	273	198	261
Discontinued operation – Steel tube	3	1	6
Total group	276	199	267

* *Interest paid by leasing operations disclosed under cost of sales (note 21)*

	2006 Rm	2005 Rm	2004 Rm
25. EXCEPTIONAL ITEMS			
Profit on disposal of properties, investments and subsidiaries	**143**	27	110
Realisation of translation reserve on liquidation of offshore subsidiary			(57)
Reversal of pension fund closure provision			100
Net impairment of assets	**(23)**	(21)	(108)
Other		1	1
	120	7	46
Attributable exceptional items of associates (impairment losses)			(3)
Gross exceptional profits from continuing operations	**120**	7	43
Taxation	**(20)**	5	(23)
	100	12	20
Minority interest		(4)	
Net exceptional profits from continuing operations	**100**	8	20
Gross exceptional losses from discontinued operation – Steel tube	**(7)**	(3)	(2)
Taxation on exceptional losses from discontinued operation – Steel tube	**1**	1	
Total group	**94**	6	18
26. TAXATION			
South African normal taxation			
Current year	**(825)**	(564)	(444)
Prior year	**12**	(11)	2
	(813)	(575)	(442)
Foreign and withholding taxation			
Current year	**(372)**	(243)	(296)
Prior year		12	10
	(372)	(231)	(286)
Deferred taxation			
Current year	**(24)**	(108)	(110)
Prior year	**8**	5	1
Attributable to a change in the rate of income taxation	**(10)**	7	2
	(26)	(96)	(107)
Secondary taxation on companies			
Current year	**(130)**	(154)	(88)
Deferred	**(29)**	12	36
	(159)	(142)	(52)
Taxation attributable to the company and its subsidiaries	**(1 370)**	(1 044)	(887)
Discontinued operation – Steel tube	**20**	(2)	3
Total group	**(1 350)**	(1 046)	(884)

	2006 %	2005 %	2004 %
26. TAXATION continued			
Reconciliation of rate of taxation:			
South Africa normal taxation rate	29.0	29.0	30.0
Reduction in rate of taxation	(1.8)	(3.0)	(3.8)
Exempt income	(0.8)	(0.7)	(0.6)
Adjustment due to inclusion of dividend income	(0.1)	(0.3)	(0.3)
Exceptional taxation		(0.2)	
Rate change adjustment		(0.2)	
Taxation losses of prior periods	(0.4)	(1.3)	(2.4)
Prior year taxation	(0.5)	(0.3)	(0.5)
Increase in rate of taxation	5.8	7.4	8.8
Disallowable charges	0.4	0.9	1.9
Exceptional taxation	0.4		0.9
Goodwill amortisation			1.7
Foreign taxation differential	0.4	1.6	1.1
Rate change adjustment	0.2		
Current year taxation losses not utilised	0.6	0.4	1.1
Secondary taxation on companies	3.8	4.5	2.1
Taxation as a percentage of profit before taxation	33.0	33.4	35.0
Taxation (excluding prior year taxation, exceptional taxation and secondary taxation on companies) as a percentage of profit before taxation (excluding exceptional items and goodwill amortisation)	30.0	29.0	31.5

	Rm	Rm	Rm
Group tax losses and STC credits at the end of the year:			
South African – taxation losses	(363)	(332)	(249)
South African – unutilised STC credits	(347)	(542)	(315)
Foreign – taxation losses	(439)	(320)	(128)
	(1 149)	(1 194)	(692)
Utilised to reduce deferred taxation or create deferred taxation assets	909	998	595
Losses on which no deferred taxation assets raised due to uncertainty regarding utilisation	(240)	(196)	(97)

		2006 Cents	2005 Cents	2004 Cents	2006	2005	2004
27.	**EARNINGS AND HEADLINE EARNINGS PER SHARE**						
27.1	**Fully converted weighted average number of shares**						
	Weighted average number of ordinary shares (net of share buy-back)				206 959 270	207 366 842	199 374 681
	Increase in number of shares as a result of unexercised share options				4 039 110	4 749 836	4 837 422
	Fully converted weighted average number of shares				210 998 380	212 116 678	204 212 103
	Account is taken of the number of ordinary shares in issue for the period in which they are entitled to participate in the net profit of the group.						
	Net profit for the year (R million)				2 357	1 849	1 510
	Net profit for the year from continuing operations (R million)				2 469	1 825	1 485
	Net (loss)/profit for the year from discontinued operation (R million)				(112)	24	25
27.2	Earnings per share						
	BASIC						
	The weighted average number of ordinary shares				206 959 270	207 366 842	199 374 681
	Earnings per share (basic)	1 138.9	891.7	757.4			
	Earnings per share from continuing operations (basic)	1 193.0	880.1	744.8			
	Earnings per share from discontinued operation (basic)	(54.1)	11.6	12.5			
	DILUTED						
	Fully converted weighted average number of shares (note 27.1)				210 998 380	212 116 678	204 212 103
	Earnings per share (diluted)	1 117.1	871.7	739.4			
	Percentage dilution	1.9	2.2	2.4			
	Earnings per share from continuing operations (diluted)	1 170.2	860.4	727.2			
	Earnings per share from discontinued operation (diluted)	(53.1)	11.3	12.2			
27.3	Headline earnings per share						
	BASIC						
	Net profit for the year (R million)				2 357	1 849	1 510
	Impairment loss on disposal of Steel tube after taxation				156		
	Profit on disposal of properties, investments and subsidiaries				(140)	(25)	(108)
	Impairment of assets				27	21	108
	Goodwill amortisation						148
	Realisation of translation reserves on liquidation of offshore subsidiary						57
	Interest in associate goodwill amortisation						6
	Loss/(profit) on sale of plant and equipment (excluding rental assets) and intangible assets				4	(2)	(15)
	Taxation on exceptional items				19	(6)	(7)
	Attributable exceptional items of associates (impairment losses)						3
	Interest of outside shareholders in exceptional items					4	
	Headline earnings (R million)				2 423	1 841	1 702
	Headline earnings from continuing operations (R million)				2 373	1 815	1 675
	Headline earnings from discontinued operation (R million)				50	26	27
	The weighted average number of ordinary shares				206 959 270	207 366 842	199 374 681
	***Headline earnings* per share (basic)**	1 170.8	887.8	853.7			
	Headline earnings per share from continuing operations (basic)	1 146.6	875.3	840.1			
	Headline earnings per share from discontinued operation (basic)	24.2	12.5	13.5			
	DILUTED						
	Fully converted weighted average number of shares (note 27.1)				210 998 380	212 116 678	204 212 103
	Headline earnings per share (diluted)	1 148.4	867.9	833.4			
	Percentage dilution	1.9	2.2	2.4			
	Headline earnings per share from continuing operations (diluted)	1 124.7	855.7	820.2			
	Headline earnings per share from discontinued operation (diluted)	23.7	12.3	13.2			

	2006 Rm	2005 Rm	2004 Rm
28. DIVIDENDS			
Ordinary shares			
Final dividend No 153 paid on 16 January 2006: 325 cents per share (2005: No 151 – 265 cents per share; 2004: No 149 – 200 cents per share)	**745**	602	431
Interim dividend No 154 paid on 12 June 2006: 150 cents per share (2005: No 152 – 130 cents per share; 2004: No 150 – 115 cents per share)	**312**	296	255
	1 057	898	686
Dividend attributable to treasury shares	**(62)**	(75)	(60)
Paid to Barloworld Limited shareholders	**995**	823	626
Paid to minorities	**300**	374	245
	1 295	1 197	871

On 20 November 2006 the directors declared dividend No 155 of 450 cents per share.

This dividend will be paid to shareholders on 15 January 2007. This dividend has not been included as a liability in these financial statements.

In compliance with the requirements of the JSE Limited, the following dates are applicable:

Last day to trade cum dividend	Friday	5 January 2007
Shares trade ex dividend	Monday	8 January 2007
Record date	Friday	12 January 2007
Payment date	Monday	15 January 2007

Share certificates may not be dematerialised or rematerialised between Monday, 8 January 2007 and Friday, 12 January 2007, both days inclusive.

Analysis of dividends declared in respect of current year's earnings:

Ordinary dividends per share	Cents	Cents	Cents
Interim dividend	**150**	130	115
Final dividend	**450**	325	265
	600	455	380

6% cumulative non-redeemable preference shares

Preference dividends totalling R67 000 were declared on each of the following dates:

- 29 September 2006 (paid on 30 October 2006)
- 29 March 2006 (paid on 24 April 2006)
- 30 October 2005 (paid on 31 October 2005)
- 1 April 2005 (paid on 25 April 2005)
- 1 October 2004 (paid on 1 November 2004)
- 1 April 2004 (paid on 3 May 2004)
- 7 October 2003 (paid on 7 November 2003)

	2006 Rm	2005 Rm	2004 Rm
29. BARLOWORLD SHAREHOLDERS ATTRIBUTABLE INTEREST IN SUBSIDIARIES			
Holding company	**4 262**	2 316	2 440
Less: Dividends received from subsidiaries	**(4 284)**	(2 255)	(2 411)
	(22)	61	29
Attributable interest in the aggregate amount of profits and losses of subsidiaries, after taxation, including associate companies:			
Profits	**2 698**	1 915	1 675
Losses	**(319)**	(127)	(194)
Barloworld Limited shareholders interest	**2 357**	1 849	1 510
30. COMMITMENTS			
Capital expenditure commitments to be incurred:			
Contracted	**2 106**	1 762	455
Approved but not yet contracted	**999**	1 080	225
	3 105	2 842	680
Share of joint ventures' capital expenditure commitments to be incurred:			
Contracted			12

Commitments will be spent substantially in 2006 and 2007. Capital expenditure will be financed by funds generated by the business, existing cash resources and borrowing facilities available to the group.

Lease commitments:

	Long term > 5 years Rm	Medium term 2 – 5 years Rm	Short term <1 year Rm	2006 Total Rm	2005 Total Rm	2004 Total Rm
Operating lease commitments						
Land and buildings	799	825	331	**1 955**	1 377	1 734
Motor vehicles	7	329	152	**488**	253	193
Other	5	43	18	**66**	52	65
	811	1 197	501	**2 509**	1 682	1 992

Land and building commitments include the following items:

- Commitments for the operating and administrative facilities used by the majority of business segments. The average lease term is five years. Many lease contracts contain renewal options at fair market rates.
- Properties used for office accommodation and used car outlets in the major southern African cities. Rentals escalate at rates which are in line with the historical inflation rates applicable to the southern African environment. Lease periods do not exceed five years.
- Properties at airport locations. The leases are in general for periods of five years and the rental payments are based on a set percentage of revenues generated at those locations subject to certain minimums.

Motor vehicle commitments are mainly for vehicles in use in the offshore operations. The average lease term is four years.

30. COMMITMENTS continued

	Long term > 5 years Rm	Medium term 2 – 5 years Rm	Short term <1 year Rm	**2006 Total Rm**	2005 Total Rm	2004 Total Rm
Finance lease commitments						
Present value of minimum lease payments						
Land and buildings	76	303	15	**394**	226	111
Motor vehicles	13	48	18	**79**	39	38
Rental fleets	72	215	95	**382**	903	948
Other	28	56	111	**195**	354	368
	189	622	239	**1 050**	1 522	1 465
Minimum lease payments						
Land and buildings	519	201	46	**766**	369	218
Motor vehicles	13	53	21	**87**	45	42
Rental fleets	78	247	116	**441**	1 034	1 075
Other	33	90	128	**251**	439	491
Total including future finance charges	643	591	311	**1 545**	1 887	1 826
Future finance charges				**(495)**	(365)	(361)
Present value of lease commitments (note 15)				**1 050**	1 522	1 465

Land and building commitments are for certain fixed rate leases in the motor division for trading premises with an average term of 12 years including a purchase option at the end of the term.

Rental fleet commitments arise in Barloworld Finance in the United Kingdom, which has financed certain rental units under capital leases with various institutions. These expire at the same time as the related lease with the customer.

Other commitments include the following items:

- A suspensive sale agreement in PPC between RTA Leasing (Proprietary) Limited and BOE Bank, interest is payable bi-annually at the end of March and September of each year. The effective interest rate is 12.5% per annum with capital repayments of R98 million in 2007 and R2 million in 2008.
- Plant and equipment leased by the cement division from Saldanha Steel (Proprietary) Limited with fixed payment terms. The agreement matures in April 2013.

	2006 Rm	2005 Rm	2004 Rm

31. CONTINGENT LIABILITIES

	2006 Rm	2005 Rm	2004 Rm
Bills, lease and hire-purchase agreements discounted with recourse, other guarantees and claims	**622**	296	194
Litigation, current or pending, is not considered likely to have a material adverse effect on the group.			
Buy-back and repurchase commitments not reflected on the balance sheet	**1 250**	1 071	222
The related assets are estimated to have a value at least equal to the repurchase commitment.			
There are no material contingent liabilities in joint venture companies.			

32. INSURANCE CONTRACTS

Certain transactions are entered into by the group as insurer which falls within the definition of insurance contracts per IFRS 4 Insurance contracts. Significant items included are the following:

- credit life and warranty products sold with vehicles in the motor segment
- specific portions of maintenance contracts on equipment and vehicles sold in the equipment, industrial distribution and motor segments
- guaranteed residual values on equipment and vehicles in the equipment and motor segments.

	2006 Rm	2005 Rm	2004 Rm
Income	**1 156**	1 007	935
Expenses	**970**	866	788
Cash inflow/(outflow)	**19**	3	(92)
Losses recognised on buying reinsurance	**3**	1	2
Deferral of gains and losses on reinsurance:			
– amortisation for the period	**(2)**	(2)	(4)
– unamortised amount at the beginning of the period	**6**	8	12
– unamortised amount at the end of the period	**4**	6	8
Liabilities			
At the beginning of the period	**373**		
Amounts added	**582**		
Amounts used	**(520)**		
Amounts reversed unused	**(1)**		
At the end of the period	**434**		
Maturity profile:			
Within one year	**219**		
Two to five years	**214**		
More than five years	**1**		
	434		

	2006 Rm	2005 Rm	2004 Rm
32. INSURANCE CONTRACTS continued			
Assets			
At the beginning of the period	135		
Amounts added	38		
Amounts used	(11)		
At the end of the period	162		
Age analysis of items overdue but not impaired:			
Overdue 30 to 60 days	1		
Overdue 60 to 90 days			
Overdue 90+ days			
	1		

Significant assumptions and risks arising from insurance contracts:

Credit life and warranty products

The sale of credit life and extended warranty products in the motor segment is conducted through cell captive arrangements. The principal risk that the group faces under these insurance contracts is that the actual claims and benefit payments exceed the carrying amount of the insurance liabilities. This could occur because the frequency or severity of claims and benefits are greater than estimated. Insurance events are random and the actual number and amounts of claims and benefits will vary from year to year from the estimate determined using statistical techniques.

The key financial risk is that the proceeds from financial assets are not sufficient to fund the obligations arising from insurance contracts and includes credit risk, interest rate risk, currency risk, and liquidity risk. All risks are managed on behalf of the group by an outside insurance company.

The risks are spread over a large variety of clients in the South African market.

The terms and conditions that have a material effect on the amount, timing and uncertainty of future cash flows arising from these contracts are set out below:

Personal accident – Provide compensation arising out of the death, permanent or temporary total disability of the insured, the family of the insured or the employees of a business. Such death or disability is restricted to certain accidents and does not provide the wider cover available from the life insurance industry.

Motor – Provide indemnity for loss of or damage to the insured motor vehicle. The cover is normally on an all risks basis providing a wide scope of cover following an accident or a theft of the vehicle but the insured can select restricted forms of cover such as cover for fire and theft only.

The critical accounting judgements made in applying the group's accounting policies relate to the estimation of the ultimate liability arising from claims made under insurance contracts. The group's estimate for reported and unreported losses are continually reviewed and updated, and adjustments resulting from this review are reflected in the income statement. The process relies upon the basic assumption that past experience adjusted for the effect of current developments are likely trends, is an appropriate basis for predicting future events.

32. INSURANCE CONTRACTS continued

Maintenance contracts

Maintenance contracts are offered to customers in the equipment, industrial distribution and motor segments. The contracts are managed internally through ongoing contract performance reviews, review of costs and regular fleet inspections. Risks arising from maintenance contracts include component lives, component failure and cost of labour. The contracts consist of a variety of forms but generally include cover for regular maintenance as well as for repairs due to breakdowns and component failure which is not covered by manufacturer's warranties or other external maintenance plans. The amounts above include the estimated portion of contracts that meet the definition of an insurance contract. Revenue is recognised on the percentage of completion method based on the anticipated cost of repairs over the life cycle of the equipment/vehicles.

Financial risk mainly relates to credit risk but credit quality of customers is generally considered to be good and similar to the rest of the groups' operations. Risks are spread over a large diversity of customers, fleets of equipment and vehicles and geographically in southern Africa, Iberia, the United Kingdom and the United States.

Guaranteed residual values

Guaranteed residual values on repurchase commitments are periodically given with the sale of equipment/vehicles in the equipment, industrial distribution and motor segments. The principal risk relates to the likelihood of the repurchase commitments being exercised by the customer which is dependent on the used equipment and vehicle market conditions at the time when the repurchase option is exercisable as well as terms of the repurchase agreements regarding age and condition of the equipment/vehicles. Risks are spread over a large diversity of customers and geographically in southern Africa, Iberia, the United Kingdom and the United States.The likelihood of the repurchase commitments being exercised is assessed at inception as well as on an ongoing basis and determines the accounting applied. The charge to customers for the repurchase commitment is generally included in the sales price at the time of sale and is not measured separately. Refer to note 31 for the gross value of repurchase commitments.

33. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

33.1 The annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) on a basis consistent with the prior year except for the following:

IAS 19 (Revised) Employee Benefits

The IASB issued an amendment to IAS 19 in December 2004 to allow the option of recognising actuarial gains and losses in full in the period in which they occur, outside profit or loss, in the Statement of Recognised Income and Expense. The group changed its accounting policy in the current year by adopting this option, which mainly impacts on the treatment of the two defined benefit pension funds in the United Kingdom. In terms of this the entire actuarial deficits on defined benefit funds are now carried on balance sheet. Refer to note 17 for more details and the impact on the current year's financial statements.

IAS 27 (Revised) Consolidated and Separate Financial Statements

This standard is effective for the group as from the year ended 30 September 2006 and amends the criteria to assess control for the consolidation of entities. These criteria have been considered in the light of the group's decision in the previous year not to consolidate the Zimbabwean cement subsidiary, Portland Holdings Limited (Porthold). Significant constraints impacting on the normal operation of Porthold, has resulted in the board concluding that management does not have the ability to exercise effective control over the business and as a result, the results of Porthold have continued to be excluded from the group results in the current period. The investment continues to be accounted for on a fair value investment basis. Refer to note 7 for the current year's summarised financial results of Porthold and the impact on earnings per share of not consolidating Porthold's results.

33. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES continued

IFRS 2 Share-based Payment

This standard is effective for the group from the year ended 30 September 2006. In terms of the standard, all share-based payment transactions must be recognised in the financial statements using a fair value measurement basis. An expense is recognised when the goods or services received are consumed. It requires the fair value of all equity instruments granted to be based on market prices, if available, and to take into account the terms and conditions upon which those instruments were granted. The standard impacts on the group in relation to the issue of share options to employees as well as on certain black economic empowerment transactions concluded in South Africa. Refer to note 13 for relevant details, the current year financial impact and related assumptions.

IFRIC Interpretation 8 Scope of IFRS 2

This interpretation is effective for the group from the year ending 30 September 2007. The interpretation clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. It explains that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received and IFRS 2 therefore applies. The interpretation was early adopted in the current year together with IFRS 2.

AC 503 Accounting for Black Economic Empowerment (BEE) Transactions

This interpretation was issued by the South African Institute of Chartered Accountants and is effective for the group from the year ending 30 September 2007. It provides guidance to South African entities on the scope of IFRS 2 relative to certain specific issues arising out of BEE transactions and was early adopted in the current year together with the adoption of IFRS 2.

IFRIC Interpretation 11 IFRS 2 – Group and Treasury Share Transactions

This interpretation is effective for the group from the year ending 30 September 2008. The interpretation specifies that share-based payment transactions in which an entity receives services as consideration for its own equity instruments shall be accounted for as equity-settled regardless of whether the entity chooses or is required to buy those equity instruments from another party to satisfy its obligations to its employees under the share-based payment and also regardless of whether the grant was made by the entity itself or its shareholder or whether the share-based payment was settled by the entity itself or its shareholder. The interpretation also specifies the treatment in subsidiaries where a parent grants rights to its equity instruments to employees of its subsidiaries (to be treated as an equity-settled share-based payment as long as it is treated as such in the parent's consolidated accounts) as well as where subsidiaries themselves grants rights to equity instruments of its parent to its employees (to be treated as a cash settled share-based payment). The interpretation was early adopted in the current year together with IFRS 2.

The South African Institute of Chartered Accountants' Circular 9/2006 – Transactions giving rise to adjustments to Revenue/Purchases

The circular was issued in the current year in order to clarify the IFRS requirements in terms of the treatment of cash discount, settlement discount, rebates and extended credit terms. The requirements mainly impact the group in terms of the treatment of settlement discount and rebates, which have been amended and restated as set out below. The impact on the current financial year was not significant.

IFRS 6 Exploration for and Evaluation of Mineral Resources

This standard is effective for the group from the year ending 30 September 2007. The standard prescribes financial reporting for exploration and evaluation of mineral resources, but permits an entity to develop its own accounting policy for such transactions. The standard includes additional impairment indicators specific to exploration and evaluation of mineral resources activities and prescribes an impairment test in accordance with IAS 36 Impairment of Assets, where an indicator that the asset may be impaired, exists. The requirements do not have a significant impact on the group and the standard was early adopted in the current year.

33. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES continued

IFRIC Interpretation 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

This interpretation is effective for the group from the year ending 30 September 2007. The scope of this Interpretation is restricted to funds with separately administered assets where the contributor's right to access is restricted. It requires the group to assess the nature of the relationship with the fund and to account for it in accordance with IAS 27 Consolidated and Separate Financial Statements if the group controls the fund. If the fund is not controlled by the group, the group's obligation in respect of decommissioning activities is recognised as a liability separate from the interest in the fund. Where the group has a right to possible reimbursement, this right should be recorded as a contingent asset in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The requirements do not have a significant impact on the group and the Interpretation was early adopted in the current year.

IFRIC Interpretation 6 Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

This interpretation is effective for the group from the year ending 30 September 2007 and clarifies when certain producers of electrical goods are required to recognise a liability under IAS 37 Provisions, Contingent Liabilities and Contingent Assets for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment supplied to private households. The requirements do not have a significant impact on the group and the Interpretation was early adopted in the current year.

IFRIC Interpretation 7 Applying the Restatement Approach Under IAS 29 Financial Reporting in Hyperinflationary Economies

This interpretation is effective for the group from the year ending 30 September 2007. IAS 29 Financial Reporting in Hyperinflationary Economies requires that the financial statements of an entity that reports in the currency of a hyperinflationary economy should be stated in terms of the measuring unit current at the balance sheet date. Comparative figures for prior period(s) should be restated into the same current measuring unit. IFRIC 7 contains guidance on how an entity would restate its financial statements in the first year it identifies the existence of hyperinflation in the economy of its functional currency. The requirements do not have a significant impact on the group and the interpretation was early adopted in the current year.

IFRIC Interpretation 9 Reassessment of Embedded Derivatives

This interpretation is effective for the group from the year ending 30 September 2007. IAS 39 requires an entity, when it first becomes a party to a hybrid contract, to assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as if they were stand-alone derivatives. IFRIC 9 requires that an entity must assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The requirements do not have a significant impact on the group and the Interpretation was early adopted in the current year.

IFRIC Interpretation 10 Interim Financial Reporting and Impairment

This interpretation is effective for the group from the year ending 30 September 2008 and clarifies that an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. The requirements do not have a significant impact on the group and the Interpretation was early adopted in the current year.

IAS 21 (Revised) The effects of Changes in Foreign Exchange Rates

A limited amendment to IAS 21 was issued in December 2005 regarding the treatment in consolidated financial statements of monetary items that forms part of an entity's investment in a foreign operation. The amendment does not have a significant impact on the group and was adopted during the year.

Comparative information has been restated for the treatment of the Steel Tube segment as a discontinued operation (refer note 12), and for the effects of the changes in accounting policy in terms of IAS 19, the adoption of IFRS 2 and the requirements of Circular 9/2006.

The effect of the above changes on the annual financial statements for the years ended 30 September 2005 and 2004 is as follows:

33. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES continued

	Previously stated 2005 Rm	Reclassification of discontinued operation* Rm	Adjustments IFRS 2 Rm	Adjustments Circular 9 Rm
INCOME STATEMENT				
Revenue	39 401	(1 603)		(102)
Operating profit before goodwill amortisation	3 480	(45)	(36)	(11)
Goodwill amortisation				
Operating profit	3 480	(45)	(36)	(11)
Fair value adjustments on financial instruments	(56)	(1)		
Finance costs	(463)	25		(3)
Income from investments	187	(1)		12
Profit before exceptional items	3 148	(22)	(36)	(2)
Exceptional items	4	3		
Profit before taxation	3 152	(19)	(36)	(2)
Taxation	(1 033)	(2)	1	
Profit after taxation	2 119	(21)	(35)	(2)
Income from associates and joint ventures	57	(4)		
Net profit from continuing operations	2 176	(25)	(35)	(2)
Profit/(loss) from discontinued operation		25	(2)	1
Net profit	2 176		(37)	(1)
Attributable to:				
Minority shareholders	315		(1)	
Barloworld Limited shareholders	1 861		(36)	(1)
	2 176		(37)	(1)
BALANCE SHEET				
Non-current assets	14 070		12	7
Property, plant and equipment	7 922			
Goodwill	2 485			
Intangible assets	260			
Investment in associates and joint ventures	518			
Finance lease receivables	1 495			
Long-term financial assets	840			
Deferred taxation assets	550		12	7
Current assets	14 535			(70)
Vehicle rental fleet	2 196			
Inventories	4 825			(32)
Trade and other receivables	5 897			(38)
Taxation	38			
Cash and cash equivalents	1 399			
Assets classified as held for sale	180			
Total assets	28 605		12	(63)
Capital and reserves				
Share capital and premium	1 397			
Other reserves	1 484		66	
Retained income	9 198		(52)	(17)
Interest of shareholders of Barloworld Limited	12 079		14	(17)
Minority interest	646		(2)	
Interest of all shareholders	12 725		12	(17)
Non-current liabilities	7 103			(1)
Interest-bearing	5 410			
Deferred taxation liabilities	906			(1)
Provisions	383			
Other non-interest-bearing	404			
Current liabilities	8 777			(45)
Trade and other payables	5 208			(45)
Provisions	480			
Taxation	457			
Amounts due to bankers and short-term loans	2 632			
Total equity and liabilities	28 605		12	(63)
Earnings per share (cents)				
– basic	897.4		(17.4)	(0.5)
– diluted	877.3		(17.0)	(0.5)

* *Before restatement*

IAS 19 Rm	Restated 2005 Rm	Previously stated 2004 Rm	Reclassification of discontinued operation* Rm	Adjustments IFRS 2 Rm	Circular 9 Rm	IAS 19 Rm	Restated 2004 Rm
	37 696	36 672	(1 739)		(94)		34 839
35	3 423	2 979	(46)	(12)	(24)	36	2 933
		(148)					(148)
35	3 423	2 831	(46)	(12)	(24)	36	2 785
	(57)	(107)	(6)				(113)
	(441)	(474)	31		(2)		(445)
	198	259	(6)		8		261
35	3 123	2 509	(27)	(12)	(18)	36	2 488
	7	40	2		1		43
35	3 130	2 549	(25)	(12)	(17)	36	2 531
(10)	(1 044)	(888)	4	2	6	(11)	(887)
25	2 086	1 661	(21)	(10)	(11)	25	1 644
	53	107	(8)				99
25	2 139	1 768	(29)	(10)	(11)	25	1 743
	24		29	(2)	(2)		25
25	2 163	1 768		(12)	(13)	25	1 768
	314	259		(1)			258
25	1 849	1 509		(11)	(13)	25	1 510
25	2 163	1 768		(12)	(13)	25	1 768
69	14 158	13 946		5	7	32	13 990
	7 922	7 706					7 706
	2 485	2 433					2 433
	260	242					242
	518	319					319
	1 495	1 631					1 631
(185)	655	1 098				(205)	893
254	823	517		5	7	237	766
	14 465	13 897			(66)		13 831
	2 196	1 887					1 887
	4 793	5 134			(31)		5 103
	5 859	5 267			(35)		5 232
	38	47					47
	1 399	1 443					1 443
	180	119					119
69	28 623	27 843		5	(59)	32	27 821
	1 397	1 209					1 209
(88)	1 462	1 957		24		(174)	1 807
(502)	8 627	7 936		(18)	(19)	(398)	7 501
(590)	11 486	11 102		6	(19)	(572)	10 517
	644	719		(1)			718
(590)	12 130	11 821		5	(19)	(572)	11 235
659	7 761	6 938			(2)	604	7 540
	5 410	4 871					4 871
	905	797			(2)		795
	383	503					503
659	1 063	767				604	1 371
	8 732	9 084			(38)		9 046
	5 163	5 284			(38)		5 246
	480	493					493
	457	468					468
	2 632	2 839					2 839
69	28 623	27 843		5	(59)	32	27 821
12.1	891.7	756.9		(5.5)	(6.5)	12.5	757.4
11.8	871.7	738.9		(5.4)	(6.4)	12.2	739.4

33. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES continued

Cash flow statement

The restatements have not impacted on cash flows.

33.2 The following standards and Interpretations are not yet effective and will be adopted in future years:

IFRS 7 Financial Instruments: Disclosures; IAS 1 (Revised) Presentation of Financial Statements

This standard is effective for the group from the year ending 30 September 2008. The standard adds certain new disclosures about financial instruments to those currently required by IAS 32 Financial Instruments: Disclosure and Presentation and also replaces the disclosures currently required by IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions. In addition to this, in terms of an amendment to IAS 1, disclosures are also required of the group's objectives, policies and processes for managing capital, quantitative data about what is regarded as capital, whether the group has complied with its capital requirements and if it has not complied, the consequences of such non-compliance. The group is in the process of gathering the required disclosable information.

IFRIC Interpretation 4 Determining Whether an Arrangement Contains a Lease

This interpretation is effective for the group from the year ending 30 September 2007 and prescribes the circumstances where the entity enters into an arrangement that depends on the use of a specific asset and conveys the right to control this specific asset, this arrangement should be treated as a lease under IAS 17 Leases. Arrangements that are in substance leases, should be assessed against the criteria included in IAS 17 Leases to determine if the arrangements should be accounted for as finance leases or operating leases. The transitional provisions require the group to assess all existing arrangements at the beginning of the comparative period of the first period in which the interpretation is adopted. The group is in the process of evaluating the effects of the interpretation.

34. FINANCIAL RISK MANAGEMENT

The group's financial instruments consist mainly of deposits with banks, local money market instruments, short-term investments, accounts receivable and payable, loans to and from subsidiaries, bills, leases, hire-purchase agreements discounted with recourse and derivatives. Details of the amounts discounted with recourse are included in note 31 to the annual financial statements.

Derivative instruments are used by the group for hedging purposes. Such instruments include forward exchange and currency option contracts and interest rate swap agreements. The group does not speculate in the trading of derivative instruments.

34.1 Treasury risk management

A finance committee consisting of senior executives of the group meets on a regular basis to analyse currency and interest rate exposure and to re-evaluate treasury management strategies in the context of most recent economic conditions and forecasts.

The group's various treasury operations provide the group with access to local money markets and provide group subsidiaries with the benefit of bulk financing and depositing.

34.2 Foreign currency management

Trade commitments

The group's currency exposure management policy for the southern African operations is to hedge all material trade commitments as soon as they arise. In respect of offshore operations, where there is a traditionally stable relationship between the reporting and transacting currencies, the need to take foreign exchange cover is at the discretion of the divisional board. Each division manages its own trade exposure within the overall framework of the group policy. In this regard the group has entered into certain forward exchange contracts which do not relate to specific items appearing in the balance sheet, but were entered into to cover foreign commitments not yet due or proceeds not yet received. The risk of having to close out these contracts is considered to be low.

34. FINANCIAL RISK MANAGEMENT continued

All forward exchange contracts and currency options are valued at fair value with the resultant profit or loss included in income. The only exception relates to the effective portion of cash flow hedges where profits or losses are recorded directly in equity and either transferred to income when the hedged transaction affects income or are included in the initial acquisition cost of the hedged assets or liabilities where appropriate.

Net currency exposure

The following table represents the extent to which the group has monetary assets and liabilities in currencies other than the group companies' local currency. The information is shown inclusive of forward contracts and options in place to hedge the foreign currency exposures. Based on the net exposure below it is estimated that a simultaneous 10% change in all foreign currency exchange rates against divisional functional currency will impact the fair value of the net monetary assets/liabilities of the group to the extent of R124 million (2005: R100 million; 2004: R53 million).

Net foreign currency monetary assets/(liabilities)

	CURRENCY OF ASSETS/(LIABILITIES)								
	SA rand Rm	Euro Rm	British sterling Rm	US dollar Rm	Australian dollar Rm	Japanese yen Rm	Other African currencies Rm	Other currencies Rm	Total Rm
Functional currency of group operation:									
SA rand	n/a	61	35	1 153		44	(1)	3	1 295
Euro		n/a	1	(2)		(1)		2	
British sterling		11	n/a	20					31
US dollar	(1)	(2)		n/a			(65)		(68)
Japanese yen				(15)		n/a			(15)
Other African currencies	22			(11)			n/a		11
Other currencies	(5)	(1)		2			(8)	n/a	(12)
As at 30 September 2006	16	69	36	1 147		43	(74)	5	1 242
SA rand	n/a	71	69	791	2	48			981
Euro	(1)	n/a	9	(2)					6
British sterling	5	16	n/a	12					33
US dollar	(1)		2	n/a			(17)	(40)	(56)
Japanese yen				(14)		n/a			(14)
Other African currencies	(1)			46			n/a		45
Other currencies				2				n/a	2
As at 30 September 2005	2	87	80	835	2	48	(17)	(40)	997
SA rand	n/a	35	30	552	15	14	(2)		644
Euro		n/a	1			(1)		1	1
British sterling	4	21	n/a	(58)			(4)	28	(9)
US dollar	(2)	(1)	(1)	n/a		1		(32)	(35)
Japanese yen				(2)		n/a			(2)
Other African currencies	(92)			24			n/a		(68)
Other currencies	(2)			1				n/a	(1)
As at 30 September 2004	(92)	55	30	517	15	14	(6)	(3)	530

34. FINANCIAL RISK MANAGEMENT continued

Currency derivatives

As at September 2006, the group had 15 cross-currency interest rate swap contracts which were all designated as a hedge of a net investment in a foreign entity. Details are as follows:

	Currency	Foreign amount – notional (000s)	Interest rate (%)	Maturity date	Fair value gain/(loss) 2006 Rm	2005 Rm	2004 Rm
Cross-currency interest rate swap contracts	EUR	(99 569)	2.8	2008 – 2009	10	(6)	(67)
Cross-currency interest rate swap contracts	GBP	67 789	4.4	2008 – 2009			
Cross-currency interest rate swap contracts	USD	(30 000)	2.9	2005 – 2006			16
Cross-currency interest rate swap contracts	GBP	32 201	4.6	2005 – 2006			
Cross-currency interest rate swap contracts	AUD	(55 000)	6.1	2007 – 2009	12	(10)	(7)
Cross-currency interest rate swap contracts	GBP	22 855	4.9	2007 – 2009			
Cross-currency interest rate swap contracts	JPY	(1 350 000)	0.7	2008 – 2009	6	3	4
Cross-currency interest rate swap contracts	GBP	6 121	4.6	2008 – 2009			
Total					28	(13)	(54)

34.3 Interest rate management

As part of the process of managing the group's fixed and floating rate borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are structured according to expected movements in interest rates. The interest rate profile of total borrowings is as follows:

	Currency	Year of redemption/ repayment	Interest rate (%)	2006 Rm	2005 Rm	2004 Rm
Liabilities in foreign currencies						
Secured loans	GBP	2007/2010	Libor* + 0.45	720	972	1 017
	NOK	2008	Nibor** + 0.695	536	744	
	SEK	2008	Stibor% + 0.695	492		
	NOK	2005	2.8			243
	SEK	2005	3.1			409
	BWP	2005/2009	14.9	15	13	15
Unsecured loans	GBP	2009/2010	Libor* + 0.475	148	388	437
	EUR	2007	2.6		36	36
	EUR	2008	5.2	182	136	
	USD	2007/2008	7.9	13	21	
	USD	2007	7.6	8	10	7
	DKK	2009	Cibor^ + 0.5	195		
Liabilities under capitalised finance leases	GBP	2007/2010	4.6 – 8.7	384	744	914
	EUR	2007/2010	Euribor*** + 5.68	89	74	
	USD	2007/2010	5.6	73	159	
	BWP	2007/2010	15.5	19	21	21
Total foreign currency liabilities				**2 874**	3 318	3 099

34. FINANCIAL RISK MANAGEMENT continued

	Currency	Year of redemption/ repayment	Interest rate (%)	2006 Rm	2005 Rm	2004 Rm
Liabilities in South African rand						
Secured loans		2014	9.3	**4**	3	48
Unsecured loans		2007/2011	7.9 – 10.7	**2 855**	2 632	2 513
Liabilities under capitalised finance leases		2007/2013	10.2 – 15.1	504	525	530
Total South African rand liabilities				**3 363**	3 160	3 091
Total South African rand and foreign currency liabilities (note 15)				**6 237**	6 478	6 190
Interest rates						
Loans at fixed rates of interest				**2 516**	2 073	2 167
Loans linked to South African money market				**1 323**	1 924	1 881
Loans linked to offshore money markets				**2 398**	2 481	2 142
				6 237	6 478	6 190

Interest rate derivatives

As at September 2006, the group had 11 interest rate swap contracts. Details are as follows:

	Currency	Amount – notional (000s)	Interest rate (%)	Maturity date	Fair value gain/(loss) 2006 Rm	2005 Rm	2004 Rm
Designated cash flow hedge interest rate swap contracts	GBP	57 746	4.19 – 6.54	2007 – 2010	(2)	(1)	(3)
Interest rate swap contract	ZAR	750 000	3m Jibar# + 55 bps	2011	(36)	39	30
Interest rate swap contract	ZAR	750 000	8.3 (fixed)	2011	28	10	
Designated cash flow hedge interest rate swap contract	ZAR	700 000	7.96 (fixed)	2010	26		
Total					16	48	27

* *Libor – London inter-bank offered rate*
'' *Nibor – Norwegian inter-bank offered rate*
% *Stibor – Swedish inter-bank offered rate*
^ *Cibor – Copenhagen inter-bank offered rate*
\# *Jibar – Johannesburg inter-bank acceptance rate*
*** *Euribor – European inter-bank offered rate*

34. FINANCIAL RISK MANAGEMENT continued

34.4 Maturity profile of financial instruments

The maturity profile of the financial instruments is summarised as follows:

	<1 year Rm	2-4 years Rm	>4 years Rm	**2006 Total Rm**
Financial assets				
Cash and cash equivalents	2 134			**2 134**
Trade and other receivables	7 026	636	73	**7 735**
Assets classified as held for sale	2 840			**2 840**
Financial liabilities				
Interest-bearing liabilities	4 409	4 677	798	**9 884**
Trade and other payables	6 663	378	729	**7 770**
Liabilities directly associated with assets classified as held for sale	1 061			**1 061**

34.5 Fair value of financial assets and liabilities

All financial instruments are carried at fair value or amounts that approximate fair value, except for the non-current portion of fixed rate receivables, payables and interest-bearing borrowings, which are carried at amortised cost.

The carrying amounts for investments, cash, cash equivalents as well as the current portion of receivables, payables and interest-bearing borrowings approximate fair value due to the short-term nature of these instruments.

The fair values have been determined using available market information and appropriate valuation methodologies.

34.6 Credit risk management

Potential areas of credit risk consist of trade receivables and short-term cash investments.

Trade receivables consist mainly of a large and widespread customer base. Group companies monitor the financial position of their customers on an ongoing basis.

Where considered appropriate, use is made of credit guarantee insurance. The granting of credit is controlled by application and account limits.

Provision is made for bad debts and at the year end management did not consider there to be any material credit risk exposure that was not already covered by credit guarantee insurance or a bad debt provision.

It is group policy to deposit short-term cash investments with major banks and financial institutions with strong credit ratings.

34.7 Liquidity risk management

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

35. DIRECTORS' REMUNERATION AND INTERESTS

Directors' remuneration

The group remuneration philosophy and basis for determining performance bonuses is set out in the remuneration report on pages 55 to 58 . Other benefits determined below include company cars, Share Purchase Trust loans and expatriate benefits. There are no directors with service contracts with termination benefits exceeding one year's salary and notice periods in excess of one year.

The directors' remuneration for the year ended 30 September 2006 was as follows:

2006	Salary R000	Bonus R000	Retirement and medical contributions R000	Share options awarded* R000	Car allowances R000	Other benefits R000	**Total 2006 R000**	Share options ceded^ R000	Share options exercised^ R000
Executive directors									
PJ Blackbeard	2 387	2 255	268	288	277	919	**6 394**	1 563	943
MD Coward	1 552		354	339	231		**2 476**	2 013	
LS Day	1 740	2 179	434	339	218	9	**4 919**		2 002
BP Diamond	2 732	2 120	445	339	154		**5 790**	751	
JE Gomersall	2 137	2 676	514	339	140	233	**6 039**		10 238
AJ Lamprecht	1 737	1 549	391	339	235	145	**4 396**	2 413	
M Laubscher	1 500	1 350	270	257	186	10	**3 573**		1 176
AJ Phillips	3 119	3 908	764	485	231	96	**8 603**		3 015
PM Surgey	1 802	2 257	376	339	258	21	**5 053**	2 462	
CB Thomson	1 870	2 344	353	340	257	27	**5 191**		4 525
	20 576	20 638	4 169	3 404	2 187	1 460	**52 434**	9 202	21 899

	Fees R000	Car allowance R000	Fees for services to subsidiaries R000	**Total 2006 R000**
Non-executive directors				
S Baqwa	115			**115**
WAM Clewlow	1 325	171	710	**2 206**
MJ Levett	205			**205**
S Mkhabela (appointed 27 January 2006)	79			**79**
DB Ntsebeza	140			**140**
SB Pfeiffer	625			**625**
G Rodriguez de Castro Garcia de los Rios	550		316	**866**
LA Tager (retired 26 January 2006)	36			**36**
EP Theron	224		103	**327**
RC Tomkinson	869		725	**1 594**
	4 168	171	1 854	**6 193**
Total directors' remuneration				**58 627**

* *This amount relates to the IFRS2 Share-based Payment charge on share options awarded.*

^ *This amount relates to the gain made on share options issued in previous years exercised/ceded during the current year.*

35. DIRECTORS' REMUNERATION AND INTERESTS continued

2005	Salary R000	Bonus R000	Retirement and medical contributions R000	Share options awarded* R000	Car allowances R000	Other benefits R000	**Total 2005 R000**	Share options ceded^ R000	Share options exercised^ R000
Executive directors									
PJ Blackbeard	2 235	2 154	210	307	273	374	**5 553**		
MD Coward	1 469	1 480	316	372	195		**3 832**	3 185	
LS Day	1 629	1 640	392	372	157	44	**4 234**		510
BP Diamond	2 563	2 564	530	372			**6 029**	2 193	
JE Gomersall	1 990	2 000	481	372	114	229	**5 186**		
AJ Lamprecht	1 624	1 635	357	372	180	121	**4 289**	733	
M Laubscher (appointed 9 May 2005)	508	508	93	115	76	4	**1 304**		
AJ Phillips	2 909	2 930	698	532	163	155	**7 387**		4 218
PM Surgey	1 680	1 690	334	372	244	22	**4 342**		2 037
CB Thomson	1 734	1 750	340	372	256	32	**4 484**	1 651	
	18 341	18 351	3 751	3 558	1 658	981	**46 640**	7 762	6 765

	Fees R000	Car allowance R000	Fees for services to subsidiaries R000	**Total 2005 R000**	Share options exercised/ R000
Non-executive directors					
S Baqwa (appointed 21 January 2005)	76			**76**	
WAM Clewlow*	1 250	139	680	**2 069**	2 530
MJ Levett	196			**196**	
DB Ntsebeza	113			**113**	
SB Pfeiffer	557			**557**	
G Rodriguez de Castro Garcia de los Rios	503		305	**808**	
LA Tager	108			**108**	
EP Theron	196		97	**293**	
RC Tomkinson	787			**787**	
	3 786	139	1 082	**5 007**	2 530
Total directors' remuneration				**51 647**	

35. DIRECTORS' REMUNERATION AND INTERESTS continued

2004	Salary R000	Bonus R000	Retirement and medical contributions R000	Share options awarded* R000	Car allowances R000	Other benefits R000	**Total 2004 R000**	Share options ceded^ R000	Share options exercised^ R000
Executive directors									
PJ Blackbeard (appointed 10 May 2004)	732	403	88	104	88	34	**1 449**		
MD Coward	1 394	1 190	296	228	159	9	**3 276**	1 866	
LS Day	1 535	982	369	228	149	35	**3 298**		746
BP Diamond	2 536	2 637	351	228	152	2	**5 906**		
JE Gomersall	1 851	1 925	439	228	114	145	**4 702**		2 225
AJ Lamprecht	1 513	1 658	323	228	171	12	**3 905**	1 001	
PJ Maybury (retired 31 March 2004)	1 329	1 825	734		124		**4 012**		
AJ Phillips	2 725	2 963	640	325	170	253	**7 076**		
PM Surgey	1 537	1 622	295	228	239	21	**3 942**	929	
CB Thomson	1 551	1 708	272	228	246	21	**4 026**	519	
	16 703	16 913	3 807	2 025	1 612	532	**41 592**	4 315	2 971

	Fees R000	Car allowance R000	Fees for services to subsidiaries R000	**Total 2004 R000**
Non-executive directors				
WAM Clewlow	1 100	112	611	**1 823**
MJ Levett	140			**140**
DB Ntsebeza	100			**100**
SB Pfeiffer	475			**475**
G Rodriguez de Castro Garcia de los Rios (appointed 30 January 2004)	319		314	**633**
LA Tager	100			**100**
EP Theron	140		87	**227**
RC Tomkinson	791			**791**
	3 165	112	1 012	**4 289**
Total directors' remuneration				**45 881**

 # Share options exercised/ceded, granted while an executive director
** This amount relates to the IFRS2 Share-based Payment charge on share options awarded*
^ This amount relates to the gain made on share options issued in previous years exercised/ceded during the current year

Interest of directors in contracts

The directors have certified that they did not have any material interest in any transaction of any significance with the company or any of its subsidiaries.

A register detailing directors' and officers' interests is available for inspection at the company's registered office.

35. DIRECTORS' REMUNERATION AND INTERESTS continued

Interest of directors of the company in share capital

The aggregate beneficial holdings as at 30 September 2006 of the directors of the company and their immediate families (none of which has a *holding in excess of 1%*) in the issued ordinary shares of the company are detailed below. There have been no material changes in these shareholdings since that date.

	Number of shares at 30 September					
	2006 Direct	**2006 Indirect**	2005 Direct	2005 Indirect	2004 Direct	2004 Indirect
Executive directors						
PJ Blackbeard	**13 334**					
MD Coward	**19 415**		24 415		24 415	
LS Day	**20 000**		28 767		38 767	
BP Diamond	**8 667**	**11 766**	8 904	11 766	8 904	100
JE Gomersall	**226 000**	**1 000**	110 000	1 000	110 000	1 000
AJ Lamprecht	**13 000**		13 000		13 000	
M Laubscher	**33 332**		25 000			
AJ Phillips	**235 466**		192 133		115 400	
PM Surgey	**71 278**		71 278		41 278	
CB Thomson	**57 334**	**700**		503		403
	697 826	**13 466**	473 497	13 269	351 764	1 503
Non-executive directors						
WAM Clewlow	**378 668**	**14 636**	378 668	14 636	378 668	16 320
MJ Levett	**25 630**		25 630		25 630	
DB Ntsebeza	**1 700**		1 700			
SB Pfeiffer	**8 000**		4 000		3 000	
RC Tomkinson		**2 000**		2 000		2 000
	413 998	**16 636**	*409 998*	*16 636*	407 298	18 320
	1 111 824	**30 102**	883 495	29 905	759 062	19 823

35. DIRECTORS' REMUNERATION AND INTERESTS continued

Interest of directors of the company in share options

The interests of the executive and non-executive directors in shares of the company provided in the form of options are shown in the table below:

	Number of options as at 30 September 2005	Number of options exercised/ ceded during the year	Number of options as at 30 September 2006 (R)	Share price on day exercised/ cession price on day ceded (R)	Option price (R)	Date from which exercisable
PJ Blackbeard	13 334	13 334	0	118.40	47.65	13/6/00
	20 000	20 000	0	78.17	41.00	1/4/01
	15 000		15 000		23.25	1/9/01
	25 000		25 000		36.70	29/5/03
	20 000		20 000		45.70	25/9/04
	20 000		20 000		47.50	1/4/06
	35 000		35 000		67.80	26/5/07
MD Coward	10 000	10 000	0	84.49	36.70	29/5/03
	25 000	16 666	8 334		45.70	25/9/04
		10 000		69.42		
		6 666		71.07		
	35 000		35 000		47.50	1/4/06
	35 000		35 000		67.80	26/5/07
LS Day	16 700	16 700	0		45.70	25/9/04
		8 300		109.00		
		8 400		125.50		
	35 000	11 600	23 400	117.00	47.50	1/4/06
	35 000		35 000		67.80	26/5/07
BP Diamond	16 667	8 333	8 334	90.07	45.70	25/9/04
	35 000		35 000		47.50	1/4/06
	35 000		35 000		67.80	26/5/07
JE Gomersall	40 000	40 000	0	122.40	23.25	1/9/01
	35 000	35 000	0	122.40	36.70	29/5/03
	30 000	30 000	0		45.70	25/9/04
		20 000		126.15		
		10 000		125.50		
	35 000	11 000	24 000	126.15	47.50	1/4/06
	35 000		35 000		67.80	26/5/07
AJ Lamprecht	17 000	17 000	0		45.70	25/9/04
		8 666		74.46		
		8 334		83.46		
	35 000	11 666	23 334	91.90	47.50	1/4/06
	35 000		35 000		67.80	26/5/07
M Laubscher	5 000	5 000	0	105.00	36.70	29/5/03
	13 333	6 666	6 667	105.00	45.70	25/9/04
	20 000	6 666	13 334	113.45	47.50	1/4/06
	30 000		30 000		67.80	26/5/07
AJ Phillips	26 667	26 667	0		45.70	25/9/04
		13 333		107.00		
		13 334		125.50		
	50 000	16 666	33 334	115.50	47.50	1/4/06
	50 000		50 000		67.80	26/5/07
PM Surgey	35 000	25 000	10 000	98.50	36.70	29/5/03
	25 000		25 000		45.70	25/9/04
	35 000		35 000		47.50	1/4/06
	35 000		35 000		67.80	26/5/07
CB Thomson	19 000	19 000	0	105.75	23.25	1/9/01
	15 000	15 000	0	113.45	36.70	29/5/03
	17 500	11 667	5 833	124.00	45.70	25/9/04
	35 000	11 667	23 333	124.00	47.50	1/4/06
	35 000		35 000		67.80	26/5/07
	1 135 201	385 298	749 903			

36. PRINCIPAL SUBSIDIARY COMPANIES

	Type	Issued capital Currency	Local currency amount	Effective percentage holdings 2006 %	2005 %	2004 %
Avis Southern Africa Limited	H	ZAR	17 779 744	**100**	100	100
Barloworld Australia (Pty) Limited [5]	O	AUD	82 275 501	**100**	100	100
Barloworld Botswana (Pty) Limited [3]	H	BWP	35 329 536	**100**	100	100
Barloworld Capital (Pty) Limited	F	ZAR	30 100 000	**100**	100	100
Barloworld Coatings (Australia) (Pty) Limited [5]	O	AUD	27 246 000	**100**	100	100
Barloworld Coatings (Pty) Limited – Ord	O	ZAR	2 197 295	**100**	100	100
– 'A' Ord		ZAR	527 705	**100**	100	100
– 'B' Ord		ZAR	1 952 509	**100**	100	100
Barloworld Equipment (Pty) Limited	O	ZAR	2	**100**	100	100
Barloworld Equipment UK Limited [1]	O	GBP	4 500 000	**100**	100	100
Barloworld Holdings PLC [1]	H	GBP	213 301 000	**100**	100	100
Barloworld Industrial Distribution Limited [1]	O	GBP	22 125 000	**100**	100	100
Barloworld Insurance Limited [1]	O	GBP	4 100 000	**100**	100	100
Barloworld International Investment PLC [1]	F	GBP	50 000	**100**	100	100
Barloworld Investments (Pty) Limited	H	ZAR	900	**100**	100	100
Barloworld Logistics (Pty) Limited	O	ZAR	100	**100**	100	100
Barloworld Motor (Pty) Limited	O	ZAR	600 000	**100**	100	100
Barloworld Investments Namibia (Pty) Limited [4]	H	NAD	1 450 000	**100**	100	100
Barloworld Scientific Group Limited [1]	O	GBP	17 000 000	**100**	100	100
Finanzauto SA [2]	O	EUR	41 382 127	**99.7**	99.7	99.7
Pretoria Portland Cement Company Limited	O	ZAR	53 761 239	**71.7**	71.7	71.6
RIH Investments (Pty) Limited – Ord	O	ZAR	3 264 730	**100**	100	100
– 'A' Ord		ZAR	5 876 514	**100**	100	100
Sociedade Technica De Equipamentos e Tractores SA [6]	O	EUR	4 000 000	**99**	99	99
Zeda Car Leasing(Pty) Limited t/a Avis Fleet Services	O	ZAR	100	**100**	50	50
Other foreign subsidiaries *						
Other subsidiaries *						

All companies are incorporated in (or operate principally in) the Republic of South Africa except where otherwise indicated as follows:

1 United Kingdom
2 Spain
3 Botswana
4 Namibia
5 Australia
6 Portugal

Keys to type of subsidiary
H – Holding companies
O – Operating companies
F – Finance companies
Any material changes which have taken place during the year are dealt with in the appropriate operational reviews.

* *A full list of subsidiaries and a list of the special resolutions of those companies are available to the shareholders, on request, from the registered office of the company*

Interest of holding company						Amounts owing to subsidiaries		
Shares			Indebtedness					
2006	2005	2004	**2006**	2005	2004	**2006**	2005	2004
Rm	Rm	Rm	**Rm**	Rm	Rm	**Rm**	Rm	Rm
1 477	1 469	1 479	**70**	20	46			
30	30	30	**3 191**	2 215	1 518	**700**	424	327
37	37	37					101	101
						46	46	46
63	63	63						
108	108	108	**2 986**	2 724	1 581			
1	1	1				**5**	5	5
4	4	4						
35	35	35	**9**	7	7			
131	131	131	**202**	195	195			
31	31	31						
74	75	74	**1 083**	899	865	**74**	72	98
1 991	1 984	1 993	**7 541**	6 060	4 212	**825**	648	577

37. LISTED AND UNLISTED INVESTMENTS

	Securities exchange	Number of shares 2006	2005	2004
Number of shares held by the holding company and by subsidiaries, where material, are as follows:				
Listed investments				
Astra Industries Limited	Zimbabwe	**15 311 155**	15 311 155	15 311 155
Cairns Holdings Limited	Zimbabwe	**15 311 155**	15 311 155	15 311 155
Tractive Power Holdings Limited	Zimbabwe	**15 311 155**	15 311 155	15 311 155
Unlisted investments				
BOE Bank Trust – preference shares		**246 850 000**	246 850 000	246 850 000
Business Partners Limited		**2 209 594**	2 209 594	2 209 594
Energyst B.V. (included as an associate from 2005)				31 407
Holcim (Reunion)		**1 350**	1 350	1 350

The detailed registers of investments are open for inspection at the registered office of the companies.

38. INVESTMENT IN ASSOCIATE COMPANIES

Investor company/associate	Principal products or activities	Issued share capital R000	Percentage held by investors 2006	2005	2004
Barloworld Australia (Pty) Limited					
CAN 082 879 031 (Proprietary) Limited[1] (formerly Mercedes Benz of Melbourne (Proprietary) Limited)	Motor retailer	7 295	**49**	49	49
Barloworld Coatings (Pty) Limited					
Du Pont Barloworld (Pty) Limited	Automotive coatings	21	**49**	49	49
International Paints (Pty) Limited	Industrial coatings	20	**49**	49	49
Jatran Logistics (Pty) Limited	Transport		**25**		
Sizwe Paints (Pty) Limited	Decorative paint distributor	1	**30**	30	30
Valspar (SA) (Pty) Limited	Can coatings manufacturer	17	**20**	20	20
Barloworld Equipment Company					
Umndeni Circon (Pty) Limited	Generator set manufacturing	3	**50**	50	33
Barloworld Holdings PLC					
Barzem Enterprises (Pty) Limited[2]	Caterpillar dealer	48	**35**	35	35
Energyst B.V.[4]	Caterpillar engines rental	5 041	**22**	22	
Barloworld Motor (Pty) Limited					
Investment Facility Company 383 (Pty) Limited t/a Sizwe Car Rental	Short-term car rental		**49**	49	49
Midlands Car Hire Limited t/a Avis Rent a Car Zambia[3]	Short-term car rental	100	**45**	45	45
Phavisworld Fleet Solutions	Short-term car rental	1	**50**		
Barloworld Robor (Pty) Limited					
Mine Support Products (Pty) Limited	Pit props	1	**50**	50	50
Stewarts & Lloyds Trading (Wadeville) (Pty) Limited	Steel and metal traders			30	40
Pretoria Portland Cement Company Limited					
Shaleje Service Trust	Administration service				38

All companies are incorporated in (or operate principally in) the Republic of South Africa except where otherwise indicated as follows:
1 Australia
2 Zimbabwe
3 Zambia
4 Netherlands

39. SIGNIFICANT JOINT VENTURES

Investor company/joint venture	Principal products or activities	Percentage held by investors 2006	2005	2004
Barloworld Equipment Company				
Barloworld Optron Technologies (Pty) Limited (moved to subsidiary)	GPS technology on earthmoving equipment	**50**	50	50
The Used Equipment Company (Pty) Limited	Traders in used Caterpillar equipment	**50**	50	50
Barloworld Motor (Pty) Limited				
NMI Durban South Motors (Pty) Limited	Motor retailer	**50**	50	50
Auric Auto (Pty) Limited	Motor retailer	**49**	49	49
Pretoria Portland Cement Company Limited				
Slagment (Pty) Limited	Slag-based products			33
Barloworld Holdings PLC				
Finaltair Barloworld SA	Energy generation	**50**	50	50
Vostochnaya Technica UK (includes Siberia)	Caterpillar dealer	**50**	50	

40. RELATED PARTY TRANSACTIONS

Various transactions are entered into by the company and its subsidiaries during the year with related parties. Unless specifically disclosed these transactions occurred under terms that are no less favourable than those entered into with third parties. Intra-group transactions are eliminated on consolidation.

The disposal of the Steel tube division (note 12) to a consortium including management and directors of Barloworld Robor (Pty) Limited is considered to be a related party transaction. An opinion has been obtained from an independent professional expert, approved by the JSE Limited, that the transaction *is fair and reasonable* to Barloworld shareholders.

The following is a summary of transactions with related parties during the year and balances due at year end:

R million	Associates of the group	Joint ventures in which the group is a venturer
2006		
Goods and services sold to		
Barzem Enterprises (Pty) Limited	25	
Du Pont Barloworld (Pty) Limited (Herberts)	76	
International Paints (Pty) Limited	31	
Mine Support Products (Pty) Limited	31	
NMI Durban South Motors (Pty) Limited		7
Sizwe Paints (Pty) Limited	18	
The Used Equipment Company (Pty) Limited		4
Umndeni Circon (Pty) Limited	78	
Other sales to related parties	3	1
	262	12
Goods and services purchased from		
NMI Durban South Motors (Pty) Limited		5
Umndeni Circon (Pty) Limited	11	
The Used Equipment Company (Pty) Limited		2
International Paints (Pty) Limited	1	
	12	7
Other transactions		
Management fees received from associates	8	
	8	
Amounts due from/(to) related parties as at end of year*		
Barzem Enterprises (Pty) Limited	(11)	
Du Pont Barloworld (Pty) Limited (Herberts)	11	
Finaltair Barloworld SA		98
International Paints (Pty) Limited	18	
Mine Support Products (Pty) Limited	5	
Sizwe Paints (Pty) Limited	3	
The Used Equipment Company		139
Umndeni Circon (Pty) Limited	18	
Loans and other trade related amounts due from related parties	2	
	46	237

* *There are no doubtful debt provisions raised in respect of amounts due to/from related parties and no bad debts incurred during the year on these balances.*

40. RELATED PARTY TRANSACTIONS continued

R million	Associates of the group	Joint ventures in which the group is a venturer
2005		
Goods and services sold to		
Amanzi Lime Services (Pty) Limited	13	
Barzem Enterprises (Pty) Limited	117	
Du Pont Barloworld (Pty) Limited (Herberts)	77	
International Paints (Pty) Limited	20	
Mine Support Products (Pty) Limited	39	
NMI Durban South Motors (Pty) Limited		27
The Used Equipment Company (Pty) Limited		52
Vostochnaya Technica Siberia		92
Other sales to related parties	8	
	274	171
Goods and services purchased from		
NMI Durban South Motors (Pty) Limited		11
International Paints (Pty) Limited	6	
	6	11
Other transactions		
Management fees received from associates	11	
	11	
Amounts due from related parties as at end of year*		
The Used Equipment Company (Pty) Limited (payment terms 60 days)		60
Loans and other trade related amounts due from related parties	34	
	34	60
2004		
Goods and services sold to		
Amanzi Lime Services (Pty) Limited	21	
Avis Southern Africa Limited prior to acquisition of 100% of the company	61	
Du Pont Barloworld (Pty) Limited (Herberts)	64	
International Paints (Pty) Limited	24	
Mine Support Products (Pty) Limited	49	
Select Trucks LLC	21	
The Used Equipment Company (Pty) Limited		103
Other sales to related parties	52	25
	292	128

40. RELATED PARTY TRANSACTIONS continued

R million	Associates of the group	Joint ventures in which the group is a venturer
2004		
Goods and services purchased from		
Avis Southern Africa prior to acquisition of 100% of company	56	
Select Trucks LLC	58	
Other purchases from related parties	48	4
	162	4
Other transactions		
Management fees received from associates	13	
	13	
Amounts due from related parties as at end of year*		
The Used Equipment Company (Pty) Limited (payment terms 60 days)		110
Loans and other trade related amounts due from related parties	44	3
	44	113

Terms on outstanding balances
Unless otherwise noted, all outstanding balances are payable within 30 days, unsecured and not guaranteed.
Associates and joint ventures
Details of investments in associates and joint ventures are disclosed in note 5, 38 and 39.
Income from associates and joint ventures is disclosed in note 5.
Subsidiaries
Details of investments in subsidiaries are disclosed in note 36.
Directors
Details regarding directors' remuneration and interests are disclosed in note 35, and share options are disclosed in note 13.
Transactions with key management and other related parties (excluding directors)
There were no material transactions with key management or close family members of related parties.
Shareholders
The principal shareholders of the company are disclosed on page 85.
Barloworld Medical Scheme
Contributions of R83 million were made to the Barloworld Medical Scheme on behalf of employees (2005: R80 million; 2004: R74 million).

* *There are no doubtful debt provisions raised in respect of amounts due to/from related parties and no bad debts incurred during the year on these balances*

41. POST-BALANCE SHEET EVENTS

Subsequent to the year end, the disposal transaction of the UK Leasing assets has been concluded. The disposal of the Steel tube segment has been approved by the competition authorities but is still subject to signature of the loan agreements.

COMPANY BALANCE SHEET

at 30 September

	Notes	2006 Rm	2005* Rm	2004* Rm
ASSETS				
Non-current assets		**9 162**	7 903	6 066
Property, plant and equipment	2	**274**	284	297
Intangible assets	3	**27**	29	30
Long-term financial assets	4	**8 762**	7 486	5 675
Deferred taxation assets	5	**99**	104	64
Current assets		**34**	11	249
Trade and other receivables	6	**32**	11	238
Taxation				2
Cash and cash equivalents	7	**2**		9
Total assets		**9 196**	7 914	6 315
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium	8	**115**	1 433	1 246
Other reserves	10	**11**	9	68
Retained income	10	**6 079**	4 821	3 343
Interest of shareholders of Barloworld Limited		**6 205**	6 263	4 657
Non-current liabilities		**1 609**	1 587	1 596
Interest-bearing	9	**1 587**	1 587	1 550
Provisions	11	**22**		46
Current liabilities		**1 382**	64	62
Trade and other payables		**89**	38	32
Provisions	11	**5**	26	30
Amounts due to bankers and short-term loans	12	**1 288**		
Total equity and liabilities		**9 196**	7 914	6 315

COMPANY INCOME STATEMENT

for the year ended 30 September

	Notes	2006 Rm	2005* Rm	2004* Rm
Revenue	13	**320**	274	242
Operating profit	14	**4 497**	2 460	2 546
Fair value adjustments on financial instruments	15	**2**	2	(8)
Finance costs	16	**(218)**	(184)	(132)
Income from investments	17	**1**	1	3
Profit before exceptional items		**4 282**	2 279	2 409
Exceptional items	18	**(2)**		5
Profit before taxation		**4 280**	2 279	2 414
Taxation	19	**(19)**	34	24
Net profit		**4 261**	2 313	2 438

* *Restated – refer note 21*

COMPANY CASH FLOW STATEMENT

for the year ended 30 September

	Notes	2006 Rm	2005 Rm	2004 Rm
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash paid to employees and suppliers		**70**	234	(171)
Cash generated from/(utilised by) operations	A	**70**	234	(171)
Finance costs		**(218)**	(184)	(132)
Realised fair value adjustments on financial instruments		**2**	2	(8)
Dividends received		**4 284**	2 255	2 411
Interest received		**197**	186	116
Taxation paid/(refunded)	B	**7**	(4)	4
Cash flow from operations		**4 342**	2 489	2 220
Dividends paid		**(1 057)**	(898)	(686)
Cash retained from operating activities		**3 285**	1 591	1 534
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of subsidiaries				(1 061)
Acquisition of property, plant, equipment and intangibles		**(12)**	(11)	(74)
Replacement capital expenditure		**(12)**	(11)	(16)
Expansion capital expenditure				(58)
Increase in net amounts owing by subsidiaries		**(1 312)**	(1 768)	(1 059)
Net cash used in investing activities		**(1 324)**	(1 779)	(2 194)
Net cash inflow/(outflow) before financing activities		**1 961**	(188)	(660)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds on share issue		**90**	188	13
Buy-back of shares		**(3 337)**		
Proceeds from long-term borrowings			(9)	1 596
Increase/(decrease) in short-term interest-bearing liabilities		**1 288**		(944)
Net cash from financing activities		**(1 959)**	179	665
Net increase/(decrease) in cash and cash equivalents		**2**	(9)	5
Cash and cash equivalents at beginning of year			9	4
Cash and cash equivalents at end of year		**2**		9

NOTES TO THE COMPANY CASH FLOW STATEMENT

for the year ended 30 September

	2006 Rm	2005 Rm	2004 Rm
A. Cash generated from/(utilised by) operations is calculated as follows:			
Profit before taxation	**4 280**	2 279	2 414
Adjustments for:			
Depreciation	**20**	21	20
Amortisation of intangible assets	**3**	2	3
Dividends received	**(4 284)**	(2 255)	(2 411)
Interest received	**(197)**	(186)	(116)
Finance costs	**218**	184	132
Fair value adjustments on financial instruments	**(2)**	(2)	8
Other non-cash flow items	**2**	5	8
Operating cash flows before movements in working capital	**40**	48	58
(Increase)/decrease in receivables	**(21)**	184	(246)
Increase in payables	**51**	2	17
Cash generated from/(utilised by) operations	**70**	234	(171)
B. Taxation paid/(refunded) is reconciled to the amounts disclosed in the income statement as follows:			
Amounts overpaid at beginning of year		2	12
Per the income statement (excluding deferred taxation)	**7**	6	4
Taxation refunds		(12)	(10)
Amounts overpaid at end of year			(2)
Cash amounts paid/(refunded)	**7**	(4)	4

STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended 30 September

	2006 Rm	2005 Rm	2004 Rm
Gain on cash flow hedges			3
Loss on cancellation of treasury shares	**(1 929)**		
Other reserve movements	**(17)**		
Net income recognised directly in equity	**(1 946)**		3
Profit for the period	**4 261**	2 313	2 438
Total recognised income and expense for the year	**2 315**	2 313	2 441

The statement of recognised income and expense has been prepared in terms of the requirements of IAS 19 Employee Benefits regarding the change in accounting policy for the treatment of actuarial gains and losses (refer group note 33).

	2006 Cost Rm	2006 Accumulated depreciation and impairments Rm	2006 Net book value Rm
2. PROPERTY, PLANT AND EQUIPMENT			
Freehold land and buildings	131	27	104
Equipment, vehicles, aircraft and furniture	252	82	170
	383	109	274

There are no assets encumbered.

The insurable value of the company's property, plant and equipment as at 30 September 2006 amounted to R222 million (2005: R222 million; 2004: R201 million). This is based on the cost of replacement of such assets, except for motor vehicles and certain selected assets, which are included at estimated retail value.

	Freehold land and buildings Rm	Equipment and furniture Rm	Vehicles and aircraft Rm	Total Rm
Movement of property, plant and equipment				
2006				
Net balance at 1 October 2005	103	14	167	284
Additions	4	6	1	11
	107	20	168	295
Disposals			(1)	(1)
Depreciation (note 14)	(3)	(5)	(12)	(20)
Net balance at 30 September 2006	104	15	155	274
2005				
Net balance at 1 October 2004	103	16	178	297
Additions	3	4	3	10
	106	20	181	307
Disposals		(1)	(1)	(2)
Depreciation (note 14)	(3)	(5)	(13)	(21)
Net balance at 30 September 2005	103	14	167	284
2004				
Net balance at 1 October 2003	100	15	130	245
Additions	6	6	61	73
	106	21	191	318
Disposals			(1)	(1)
Depreciation (note 14)	(3)	(5)	(12)	(20)
Net balance at 30 September 2004	103	16	178	297

The register of land and buildings is open for inspection at the registered office of the company.

2005 Cost Rm	2005 Accumulated depreciation and impairments Rm	2005 Net book value Rm	2004 Cost Rm	2004 Accumulated depreciation and impairments Rm	2004 Net book value Rm
127	24	103	124	21	103
246	65	181	242	48	194
373	89	284	366	69	297

	2006		
	Capitalised software Rm	Patents, trademarks and development costs Rm	Total intangible assets Rm
3. INTANGIBLE ASSETS			
COST			
At 1 October	5	37	42
Additions	1		1
At 30 September	6	37	43
ACCUMULATED AMORTISATION			
At 1 October	4	9	13
Charge for the year (note 14)	1	2	3
At 30 September	5	11	16
CARRYING AMOUNT			
At 30 September	1	26	27

	2006 Rm	2005 Rm	2004 Rm
4. LONG TERM FINANCIAL ASSETS			
Interest in subsidiaries	8 707	7 396	5 628
Unlisted investments	5	5	5
Other derivatives	30	72	32
Barloworld Share Purchase Scheme#	20	13	10
	8 762	7 486	5 675
Interest in subsidiaries			
Shares as originally stated (group note 36)	1 991	1 984	1 993
Amounts owing by subsidiaries (group note 36)	7 541	6 060	4 212
	9 532	8 044	6 205
Amounts owing to subsidiaries (group note 36)	825	648	577
	8 707	7 396	5 628
Fair value of unlisted investments	5	5	5
Valuation of shares:			
Directors' valuation of unlisted investments	5	5	5

\# ***Barloworld Share Purchase Scheme***
Included are loans to executive directors for the purchase of shares amounting to R17 million (2005: R12 million, 2004: R8 million). The loans are secured by pledge of the shares and are repayable within 10 years of granting of the option or within nine months of death or immediately on ceasing to be an employee, except in the case of retirement. Interest rates vary in accordance with the terms and provisions of the trust deed and range from 3.17% to 8.5%.

2005 Capitalised software Rm	2005 Patents, trademarks and development costs Rm	2005 Total intangible assets Rm	2004 Capitalised software Rm	2004 Patents, trademarks and development costs Rm	2004 Total intangible assets Rm
4	37	41	3	37	40
1		1	1		1
5	37	42	4	37	41
4	7	11	3	5	8
	2	2	1	2	3
4	9	13	4	7	11
1	28	29		30	30

	2006 Rm	2005 Rm	2004 Rm
5. DEFERRED TAXATION ASSETS			
Movement of deferred taxation			
Balance at beginning of year	**104**	64	36
Recognised in income statement	**(12)**	40	28
Other movements	**7**		
Balance at end of the year	**99**	104	64
Analysis of deferred taxation by type of temporary difference			
Capital allowances	**(29)**	(21)	(15)
Provisions	**11**	2	3
Effect of tax losses	**109**	124	76
Other temporary differences	**8**	(1)	
	99	104	64
Amount of deferred taxation recognised in the income statement			
Capital allowances	**(8)**	(6)	(9)
Provisions	**2**	(1)	1
Effect of tax losses	**(15)**	48	35
Other temporary differences	**9**	(1)	1
	(12)	40	28
6. TRADE AND OTHER RECEIVABLES			
Other receivables and prepayments	**30**	11	6
Dividends accrued	**2**		232
	32	11	238
7. CASH AND CASH EQUIVALENTS			
Cash and cash equivalent balances (South African rand)	**2**		9
	2		9

	2006 Rm	2005 Rm	2004 Rm
8. SHARE CAPITAL AND PREMIUM			
Authorised share capital			
500 000 6% non-redeemable cumulative preference shares of R2 each	**1**	1	1
300 000 000 ordinary shares of 5 cents each	**15**	15	15
	16	16	16
Issued share capital			
375 000 6% non-redeemable cumulative preference shares of R2 each (2005: 375 000, 2004: 375 000)	**1**	1	1
200 715 557 ordinary shares of 5 cents each (2005: 227 703 176, 2004: 222 892 403)	**10**	11	11
	11	12	12
Share premium:	**104**	1 421	1 234
Balance at beginning of year	**1 421**	1 234	767
Premium on share issues	**90**	187	467
Buy-back of shares	**(1 407)**		
Total issued share capital and premium	**115**	1 433	1 246
For further information refer to note 13 of the consolidated financial statements			
9. INTEREST-BEARING LIABILITIES			
Total South African rand: interest-bearing	**1 587**	1 587	1 550

This amount represents the issue of a corporate bond in July 2004, which is listed on the South African Bond Exchange under the code BAW1. The bond matures in July 2011 and carries a fixed coupon of 10.7% per annum which represents a premium of 112 basis points above the comparable Treasury stock R153 at the time of issue. Fifty percent of the interest was converted to short-term rates through the conclusion of an interest rate swap in 2004. During 2005, a fixed interest rate swap agreement was entered into. Interest is paid at 8.3%. A fair value gain of R27 million (2005: R10 million) has been recognised in the current year.

10. COMPANY STATEMENT OF CHANGES IN EQUITY

	Notes	Share capital and premium Rm	Revaluation reserves Rm	Cash flow hedging reserves Rm	Equity compensation reserves Rm	Total other reserves Rm	Retained income Rm	Total shareholders' interest Rm
Balance at 1 October 2003 as previously stated*		779	66	(3)		63	1 591	2 433
Changes in equity recognised during 2004								
Increase in fair value of hedging instruments				3		3		3
Net income recognised directly in equity				3		3		3
Profit for the year							2 438	2 438
Total recognised income and expense for the year				3		3	2 438	2 441
Reclassifications and other reserve movements					2	2		2
Dividends on ordinary shares							(686)	(686)
Shares issued in current year	8	467						467
Balance at 30 September 2004		1 246	66		2	68	3 343	4 657
Changes in equity recognised during 2005								
Profit for the year							2 313	2 313
Total recognised income and expense for the year							2 313	2 313
Reclassifications and other reserve movements			(62)		3	(59)	63	4
Dividends on ordinary shares							(898)	(898)
Shares issued in current year	8	187						187
Balance at 30 September 2005		1 433	4		5	9	4 821	6 263
Changes in equity recognised during 2006								
Cancellation of treasury shares	8						**(1 929)**	**(1 929)**
Reclassifications and other reserve movements							**(17)**	**(17)**
Net income/(loss) recognised directly in equity							**(1 946)**	**(1 946)**
Profit for the year							**4 261**	**4 261**
Total recognised income and expense for the year							**2 315**	**2 315**
Reclassifications and other reserve movements			**(1)**		**3**	**2**		**2**
Cancellation of treasury shares	8	**(247)**						**(247)**
Buy-back of shares	8	**(1 161)**						**(1 161)**
Dividends on ordinary shares							**(1 057)**	**(1 057)**
Shares issued in current year	8	**90**						**90**
Balance at 30 September 2006		115	3		8	11	6 079	6 205

* *Adoption of IFRS 2 had no impact on opening reserves*

	2006 Rm	2005 Rm	2004 Rm
11. PROVISIONS			
Non-current	**22**	0	46
Current	**5**	26	30
	27	26	76

	Retirement benefits^ Rm	Staff bonus Rm	Leave pay Rm	Other provisions# Rm	Rights to Avis shares Rm	Total Rm
Balance at 1 October 2003		4	4	2		10
Net movements		16	4		46	66
Raised		22	4		60	86
Utilised		(6)			(14)	(20)
Balance at 30 September 2004		20	8	2	46	76
Net movements		(4)			(46)	(50)
Raised		29				29
Utilised		(33)			(46)	(79)
Balance at 30 September 2005		**16**	**8**	**2**		**26**
Net movements	**22**	**(16)**	**(8)**	**3**		**1**
Raised	**22**			**6**		**28**
Utilised		**(16)**	**(8)**	**(3)**		**(27)**
Balance at 30 September 2006	**22**			**5**		**27**

Included in the amounts shown as utilised are staff bonus of R16 million and leave pay of R8 million which have been moved to accruals as part of trade and other payables.

^ ***Post-retirement benefits***

The provisions comprise mainly of post-retirement benefits for former employees. Actuarial valuations were used to determine the value of the provisions where necessary. The assumptions used are as follows:

1. *Interest*

   It was assumed that the net discount rate is 0% (previously 0%) per annum in respect of medical aid benefits, and 4% (previously 5%) in respect of pensions.
2. *Mortality*

   PA(90) tables rated down two years (previously PA(90)) ultimate.
3. *Medical aid/Pension increases*

   The difference between future returns and the interest assumptions above.
4. *Proportion married*

   It was assumed that on the death of male persons a 50% benefit will be paid to a spouse 4 years younger, and no benefit in respect of the death of a female person.

\# ***Other provisions***

These provisions consist of the current portion of post-retirement benefits (R3 million) and employment benefits of former employees of the Federated group (R2 million).

	2006 Rm	2005* Rm	2004* Rm
12. AMOUNTS DUE TO BANKERS AND SHORT-TERM LOANS			
Bank overdrafts and acceptances – South African rand	**1 288**		
	1 288		
13. REVENUE			
Rendering of services	**263**	221	192
Rentals received	**57**	53	50
	320	274	242
Interest and dividends received are not included in revenue, but reflected as income under operating profit. (note 14)			
14. OPERATING PROFIT			
Operating profit is arrived at as follows			
Revenue	**320**	274	242
Add: Net income	**4 177**	2 186	2 304
Interest from subsidiaries	**196**	185	113
Dividends from subsidiaries	**4 284**	2 255	2 411
Administrative costs	**(303)**	(254)	(220)
Operating profit	**4 497**	2 460	2 546
Expenses include the following:			
Depreciation (note 2)	**20**	21	20
Amortisation of intangible assets (note 3)	**3**	2	3
Administration, management and technical fees paid	**14**	13	3
Auditors' remuneration	**5**	4	3
Audit fees	**4**	4	3
Other fees	**1**		
Staff costs excluding directors' emoluments	**111**	93	75
Amounts recognised in respect of retirement benefit plans:			
Defined contribution funds	**15**	9	7
Defined benefit plan	**2**		
Fees paid to group companies			15
15. FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS			
Profits on interest rate swap		2	
Profits/(losses) on other financial instruments	**2**		(8)
	2	2	(8)
16. FINANCE COSTS			
Interest paid:			
Bank	**(165)**	(142)	(109)
Group	**(53)**	(42)	(23)
	(218)	(184)	(132)

** Restated – refer note 21*

	2006 Rm	2005 Rm	2004 Rm
17. INCOME FROM INVESTMENTS			
Interest received on loans	**1**	1	3
18. EXCEPTIONAL ITEMS			
Costs in respect of the sale of Steel tube assets	**(2)**		
Foreign loan revaluations			5
Gross exceptional (loss)/profit	**(2)**		5
Net exceptional (loss)/profit	**(2)**		5
19. TAXATION			
Foreign and withholding taxation			
Current year	**(7)**	(6)	(4)
Deferred taxation			
Current year	**(10)**	(9)	(5)
Prior year	**22**	22	(2)
Attributable to a change in the rate of income tax		(1)	
	12	12	(7)
Secondary taxation on companies			
Deferred	**(24)**	28	35
Taxation attributable to the company	**(19)**	34	24
	%	%	%
Reconciliation of rate of taxation:			
South Africa normal taxation rate	**29.0**	29.0	30.0
Reduction in rate of taxation	**(29.6)**	(30.9)	(31.9)
Exempt income	**(0.1)**		(0.5)
Adjustment due to inclusion of dividend income	**(29.0)**	(28.7)	(30.0)
Prior year taxation	**(0.5)**	(1.0)	
Secondary taxation on companies		(1.2)	(1.4)
Increase in the rate of taxation	**1.1**	0.4	0.9
Disallowable charges	**0.3**	0.1	0.2
Prior year taxation			0.1
Tax on unprovided temporary differences			0.4
Withholding taxation	**0.2**	0.3	0.2
Secondary taxation on companies	**0.6**		
Taxation as a percentage of profit before taxation	**0.5**	(1.5)	(1.0)
Tax losses and STC credits at the end of the year			
Taxation losses	**(227)**	(194)	(197)
Unutilised STC credits	**(347)**	(542)	(315)
	(574)	(736)	(512)
Utilised to reduce deferred taxation or create deferred taxation asset	**574**	736	438
Losses on which no deferred taxation assets raised due to uncertainty regarding utilisation			(74)

	2006 Rm	2005 Rm	2004 Rm
20. CONTINGENT LIABILITIES			
Guarantees for loans, overdrafts and liabilities of subsidiaries	**8 360**	7 408	7 183

21. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

Accounting policies have been changed as per note 33 in the consolidated financial statements. These changes have impacted on the following items:

	Previously stated 2005 Rm	Adjustment IFRS 2 Rm	Restated 2005 Rm	Previously stated 2004 Rm	Adjustment IFRS 2 Rm	Restated 2004 Rm
Operating profit	2 463	(3)	2 460	2 548	(2)	2 546
Other reserves	4	5	9	66	2	68
Retained income	4 826	(5)	4 821	3 345	(2)	3 343

22. RELATED PARTY TRANSACTIONS

	Significant influence holders in the company	With subsidiaries of the company	Between subsidiaries of the company
2006			
Goods and services sold to		**320**	
Goods and services purchased from		**1**	
Dividends and interest – income		**4 480**	
Dividends and interest – expense		**115**	
Inter-group loans and other amounts due from related parties as at end of year*		**7 541**	
Inter-group loans and other amounts due to related parties as at end of year*		**825**	
2005			
Goods and services sold to		274	
Goods and services purchased from		2	
Dividends and interest – income		2 440	
Dividends and interest – expense		117	
Inter-group loans and other amounts due from related parties as at end of year*		6 060	
Inter-group loans and other amounts due to related parties as at end of year*		648	

22. RELATED PARTY TRANSACTIONS continued

	Significant influence holders in the company	With subsidiaries of the company	Between subsidiaries of the company
2004			
Goods and services sold to		236	
Goods and services purchased from		17	
Dividends and interest – income	(25)	2 524	750
Dividends and interest – expense		83	
Inter group loans and other amounts due from related parties as at end of year*	(2)	4 212	
Inter group loans and other amounts due to related parties as at end of year*		577	

Directors

Details regarding directors' remuneration and interests are disclosed in group note 35, and share options are disclosed in group note 13.

Transactions with key management and other related parties (excluding directors)

There were no material transactions with key management or close family members of related parties.

* *There are no doubtful debt provisions raised in respect of amounts due to/from related parties and no bad debts incurred during the year on these balances*

The following notes are dealt with in the consolidated financial statements:

Dividends (note 28)
Financial risk management (note 34)
Directors' remuneration and interest (note 35)
Barloworld shareholders attributable interest in subsidiaries (note 36)

NOTICE OF ANNUAL GENERAL MEETING

Barloworld Limited
Registration number 1918/000095/06
JSE code: BAW
ISIN code: ZAE000026639
("company")

Notice is hereby given that the ninetieth annual general meeting of the members of the company will be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Thursday, 25 January 2007, at 12:00 to consider and if deemed fit, to pass, with or without modification, the following resolutions:

1. ORDINARY BUSINESS

1.1 Ordinary resolution 1

"Resolved that the group annual financial statements, incorporating the auditors' report, for the year ended 30 September 2006, be received and adopted."

The reason for proposing ordinary resolution number 1 is that the directors must present to shareholders for their consideration and approval, the audited group financial statements of the company for the last completed financial year together with the reports of the directors and auditors.

1.2 Ordinary resolution 2

"Resolved that Mr PJ Blackbeard who retires in terms of article 66.1 of the articles of association of the company and is eligible and available for re-election, be and he is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution 2 is to re-elect Mr Blackbeard as a director of the company. Mr Blackbeard is obliged to retire in terms of the articles of association. Shareholders are referred to page 145 of the annual report for the curriculum vitae of Mr Blackbeard.

1.3 Ordinary resolution 3

"Resolved that Mr WAM Clewlow who retires in terms of article 66.1 of the articles of association of the company and is eligible and available for re-election, be and his is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution 3 is to re-elect Mr Clewlow as a director of the company. Mr Clewlow is obliged to retire in terms of the articles of association. Shareholders are referred to page 16 of the annual report for the curriculum vitae of Mr Clewlow.

1.4 Ordinary resolution 4

"Resolved that Mr BP Diamond who retires in terms of article 66.1 of the articles of association of the company and is eligible and available for re-election, be and he is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution 4 is to re-elect Mr Diamond as a director of the company. Mr Diamond is obliged to retire in terms of the articles of association. Shareholders are referred to page 113 of the annual report for the curriculum vitae of Mr Diamond.

1.5 Ordinary resolution 5

"Resolved that Mr JE Gomersall who retires in terms of article 66.1 of the articles of association of the company and is eligible and available for re-election, be and he is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution 5 is to re-elect Mr Gomersall as a director of the company. Mr Gomersall is obliged to retire in terms of the articles of association. Shareholders are referred to page 131 of the annual report for the curriculum vitae of Mr Gomersall.

1.6 Ordinary resolution 6

"Resolved that Mr SB Pfeiffer who retires in terms of article 66.1 of the articles of association of the company and is eligible and available for re-election, be and he is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution 6 is to re-elect Mr Pfeiffer as a director of the company. Mr Pfeiffer is obliged to retire in terms of the articles of association. Shareholders are referred to page 46 of the annual report for the curriculum vitae of Mr Pfeiffer.

1.7 Ordinary resolution 7

"Resolved that Mr G Rodriguez de Castro who retires in terms of article 66.1 of the articles of association of the company and is eligible and available for re-election, be and he is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution 7 is to re-elect Mr Rodriguez de Castro as a director of the company. Mr Rodriguez de Castro is obliged to retire in terms of the articles of association. Shareholders are referred to page 46 of the annual report for the curriculum vitae of Mr Rodriguez de Castro.

1.8 Ordinary resolution 8

"Resolved that Mr RC Tomkinson who retires in terms of article 66.1 of the articles of association of the company and is eligible and available for re-election, be and he is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution 8 is to re-elect Mr Tomkinson as a director of the company. Mr Tomkinson is obliged to retire in terms of the articles of association. Shareholders are referred to page 46 of the annual report for the curriculum vitae of Mr Tomkinson.

1.9 Ordinary resolution 9

"Resolved that Ms S Mkhabela who retires in terms of article 59.3.1 of the articles of association of the company, and is eligible and available for re-election, be and she is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution 9 is to re-elect Ms Mkhabela as a director of the company. Ms Mkhabela, who was appointed on 27 January 2006, is obliged to retire in terms of the articles of association of the company. Shareholders are referred to page 48 of the annual report for the curriculum vitae of Ms Mkhabela.

1.10 Ordinary resolution 10

"Resolved that Mr DG Wilson who retires in terms of article 59.3.1 of the articles of association of the company, and is eligible and available for re-election, be and he is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution 10 is to re-elect Mr Wilson as a director of the company. Mr Wilson, who was appointed on 29 September 2006, is obliged to retire in terms of the articles of association of the company. Shareholders are referred to page 149 of the annual report for the curriculum vitae of Mr Wilson.

1.11 Ordinary resolution 11

"Resolved that Deloitte & Touche be retained as external auditors of the company and of the group for the year ending 30 September 2007."

The reason for proposing ordinary resolution number 11 is to re-appoint the auditors on the advice of the audit committee and the board.

1.12 Ordinary resolution 12

"Resolved that in terms of article 61 of the company's articles of association, the fees payable to the chairman and non-executive directors for their services to the board, audit committee and board committees be revised with effect from 1 January 2007 as follows:

	Present	Proposed
Chairman of the board, inclusive of fees payable as chairman of board committees	R1 325 000	R1 437 500
Resident non-executive directors	R116 000	R150 000
Non-resident non-executive directors	£45 500	£47 500
Chairman of the audit committee	£20 800	£22 000
Resident members of the audit committee	R32 000	R35 000
Non-resident members of the audit committee	£2 600	£2 750
Resident members of each of the other board committees (excluding risk and sustainability and empowerment and transformation committees)	R26 500	R28 000
Non-resident members of each of the other board committees (excluding risk and sustainability and empowerment and transformation committees)	£2 600	£2 750
Resident members of the empowerment and transformation committee #	N/A	R5 000

Non-resident members of the empowerment and transformation committee #	N/A	£2 000

 # Attendance fee per meeting

The reason for proposing ordinary resolution number 12 is, upon the recommendation of the remuneration committee, to increase the remuneration paid to non-executive directors so as to ensure that such remuneration remains market related and accords with the responsibilities placed upon such directors and to approve the remuneration which shall be payable to the chairman.

2. SPECIAL BUSINESS

Special resolution 1

"Resolved that:

(a) The directors of the company be authorised from time to time to acquire issued shares in the ordinary share capital of the company on the JSE Limited open market at a price no greater than 10% above the weighted average of the market value for the securities for the five previous business days immediately preceding the date on which the transaction was agreed or at a bid price no greater than the current trading price of the share; and the purchase by any of the company's subsidiaries of shares in the company in the manner contemplated by and in accordance with the provisions of section 89 of the Companies Act, 1973, and other provisions which may be applicable.

(b) The authorisation granted in terms of (a) above shall remain in force from the date of registration of these special resolutions by the Registrar of Companies until the conclusion of the next annual general meeting of the company and in any event, no later than 15 months from the date on which they were passed.

(c) The repurchase by the company of its own securities in terms of (a) above may not exceed 20% of the company's issued ordinary share capital in the aggregate in any one financial year or in the case of acquisition by any of the company's subsidiaries, 10% of the issued ordinary share capital in the aggregate.

(d) In the event that the directors are granted general authority to buy back a maximum 20% of the issued share capital of Barloworld, or in the case of acquisition by any of the company's subsidiaries, 10% of the issued ordinary share capital in the aggregate, it is the opinion of the directors that following such maximum repurchase of shares:
- the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of notice issued in respect of the annual general meeting;
- the assets of the company and the group would be in excess of the liabilities of the company and the group. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;
- the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting; and
- the working capital of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting."

(e) The repurchase of securities to be effected through the order book operated by the JSE trading system and to be done without any prior understanding or arrangement between the company and the counter party.

(f) The authorisation to repurchase the shares is in accordance with the company's articles of association.

(g) That only one agent will effect the buy back on behalf of the company.

(h) That after the repurchase has been effected the company will still comply with shareholder spread requirements of the JSE Limited.

(i) The company and its subsidiary will not repurchase shares during a closed period."

The reason for proposing and the effect of special resolution number 1 is to grant the directors a general authority in terms of the Companies Act 61 of 1973, as amended, and subject to the Listings Requirements of JSE Limited and any other stock exchange upon which the shares of the company may be quoted or listed, for the acquisition by the company or one of its subsidiaries of the company's own shares on the terms set out above.

Detail in regard to other JSE Listings Requirements applying to special resolution number 1

Details of the directors
Directors' details can be found by referencing the table on page 44.

Directors' responsibility statement
The directors collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make the statement false or misleading.

Interests of directors
The interests of the directors in the share capital of the company are set out on page 255.

Major shareholders
Details of major shareholders of the company are set out on page 85.

Share capital of the company
Details of the share capital of the company are set out on page 219.

Material change
There has been no material change in the financial or trading position of the company and its subsidiaries since the date of publication of the company's annual results on 20 November 2006.

Litigation
The company and its subsidiaries are not, and have not in the 12 months preceding the date of this notice of annual general meeting been involved in any legal or arbitration proceedings which may have or have had a material effect on the financial position of the company and its subsidiaries, nor is the company aware of any such proceedings that are pending or threatened.

Registered holders of certificated ordinary shares and holders of dematerialised ordinary shares in their own name, may attend, speak and vote at the annual general meeting or are entitled to appoint a proxy to attend, speak and, on a poll, vote in his/her stead. The person so appointed need not be a member of the company. Proxy forms should be forwarded to reach the company's transfer secretaries, Link Market Services, 11 Diagonal Street, PO Box 4844, Johannesburg 2000, South Africa or the United Kingdom registrars, Lloyds TSB Registrars, The Causeway, Worthing West, Sussex, BN99 6DA England, by not later than 12:00 (South African time) on Tuesday, 23 January 2007.

Shareholders who have dematerialised their shares through a Central Securities Depositary Participant (CSDP) or stockbroker, and who have not elected own-name registration and wish to attend the annual general meeting, should timeously inform their CSDP or stockbroker of their intention to attend the meeting and request such CSDP or stockbroker to issue them with the necessary authority to attend. If they do not wish to attend the annual general meeting, they may provide such CSDP or stockbroker with their voting instructions.

By order of the board

S Mngomezulu
Secretary

Sandton
18 December 2006

GLOBAL REPORTING INITIATIVE (GRI) INDEX

The first column is GRI indicator numbers which can be found on the relevant pages on the report in the form of a red *superscript number at the appropriate points in the text.*

GRI Reference		Page/s
	STRATEGY AND ANALYSIS	
1.1	Statement from the most senior decision maker of the organisation	16, 22
1.2	Description of key impacts, risks, and opportunities.	6, 36, 60
	ORGANISATIONAL PROFILE	
2.1	Name of reporting organisation	Inside cover
2.2	Primary brands, products, and/or services.	4
2.3	Operational structure of the organisation, including main divisions, operating companies, subsidiaries, and joint ventures.	5
2.4	Location of organisation's headquarters.	Inside cover
2.5	Number of countries where the organisation operates, and names of countries with either major operations or that are specifically relevant to the sustainability issues covered in the report.	5
2.6	Nature of ownership, legal form	41
2.7	Markets served (including geographic breakdown, sectors served, and types of customers/beneficiaries).	ND
2.8	Scale of organisation • Number of employees; • Net sales (for private sector organisations) or • net revenues (for public sector organisations); • Total capitalisation broken down in terms of debt and equity (for private sector organisations); and • Quantity of products or services provided. • Total assets; • Beneficial ownership (including identity and percentage of ownership of largest shareholders); and • Breakdowns by country/region of the following: • Sales/revenues by countries/regions that make up 5% or more of total revenues; • Costs by countries/regions that make up 5% or more of total revenues; and • Employees.	Inside cover
2.9	Significant changes during the reporting period regarding size, structure, or ownership including: • The location of, or changes in operations, including facility openings, closings, and expansions; and • Changes in the share capital structure and other capital formation, maintenance, and alteration operations (for private sector organisations).	Inside cover
2.10	Awards received in the reporting period.	42
	REPORT PARAMETERS	
	REPORT PROFILE	
3.1	Reporting period	Inside cover
3.2	Date of most recent previous report (if any)	Inside cover
3.3	Reporting cycle (annual, biennial, etc)	Inside cover, 40
3.4	Contact point for questions regarding the report or its contents.	Inside cover
	REPORT SCOPE AND BOUNDARY	
3.5	Process for defining report content, including: • Determining materiality; • Prioritising topics within the report; and • *Identifying stakeholders the organisation expects to use the report.* • Include an explanation of how the organisation has applied the "Guidance on Defining Report Content" and the associated Principles.	37
3.6	Boundaries of report	Inside cover
3.7	State any specific limitations on the scope or boundary of the report	Inside cover

GRI Reference		Page/s
3.8	Basis for reporting on joint ventures, subsidiaries, leased facilities, outsourced operations, and other entities that can significantly affect comparability from period to period and/or between organisations.	Inside cover
3.9	Data measurement techniques and the bases of calculations, including assumptions and techniques underlying estimations applied to the compilation of the Indicators and other information in the report. Explain any decisions not to apply, or to substantially diverge from, the GRI Indicator Protocols.	37
3.10	Explanation of the effect of any re-statements of information provided in earlier reports, and the reasons for such re-statement (eg, mergers/acquisitions, change of base years/periods, nature of business, measurement methods).	ND
3.11	Significant changes from previous reporting periods in the scope, boundary, or measurement methods applied in the report.	Inside cover
3.12	**GRI CONTENT INDEX** Table identifying the location of the Standard Disclosures in the report. Identify the page numbers or web links where the following can be found: • Strategy and Analysis 1.1 – 1.2; • Organisational Profile 2.1 – 2.10; • Report Parameters 3.1 – 3.13; • Governance, Commitments, and Engagement 4.1 – 4.17; • Disclosure of Management Approach, per category; • Core Performance Indicators; • Any GRI Additional Indicators that were included; and • Any GRI Sector Supplement Indicators included in the report.	Inside cover 36
3.13	**ASSURANCE** Policy and current practice with regard to seeking external assurance for the report. If not included in the assurance report accompanying the sustainability report, explain the scope and basis of any external assurance provided. Also explain the relationship between the reporting organisation and the assurance provider(s).	Inside cover 33
4.1.	**GOVERNANCE, COMMITMENTS, AND ENGAGEMENT** **GOVERNANCE** Governance structure of the organisation, including committees under the highest governance body responsible for specific tasks, such as setting strategy or organisational oversight. *Describe the mandate and composition (including number of independent members and/or non-executive members) of such committees and indicate any direct responsibility for economic, social, and environmental performance.*	6, 44, 45, 50, 52, 54, 59
4.2	Indicate whether the Chair of the highest governance body is also an executive officer (and, if so, their function within the organisation's management and the reasons for this arrangement).	44, 49
4.3	For organisations that have a unitary board structure, state the number of members of the highest governance body that are independent and/or non-executive members. *State how the organisation defines "independent" and "non-executive". This element applies only for organisations that have unitary board structures. See the glossary for a definition of "independent".*	44
4.4	Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body. Include reference to processes regarding: • The use of shareholder resolutions or other mechanisms for enabling minority shareholders to express opinions to the highest governance body; and • Informing and consulting employees about the working relationships with formal representation bodies such as organisation level "work councils", and representation of employees in the highest governance body. • Identify topics related to economic, environmental, and social performance raised through these mechanisms during the reporting period.	72
4.5	Linkage between compensation for members of the highest governance body, senior managers, and executives (including departure arrangements), and the organisation's performance (including social and environmental performance).	55
4.6	Processes in place for the highest governance body to ensure conflicts of interest are avoided.	45
4.7	Process for determining the qualifications and expertise of the members of the highest governance body for guiding the organisation's strategy on economic, environmental, and social topics.	44

GLOBAL REPORTING INITIATIVE (GRI) INDEX CONTINUED

for the year ended 30 September

GRI Reference		Page/s
4.8	Internally developed statements of mission or values, codes of conduct, and principles relevant to economic, environmental, and social performance and the status of their implementation. Explain the degree to which these: • Are applied across the organisation in different regions and department/units; and • Relate to internationally agreed standards.	9, 10, 36, 49
4.9	Procedures of the highest governance body for overseeing the organisation's identification and management of economic, environmental, and social performance, including relevant risks and opportunities, and adherence or compliance with internationally agreed standards, codes of conduct, and principles. *Include frequency with which the highest governance body assesses sustainability performance.*	44, 49
4.10	Processes for evaluating the highest governance body's own performance, particularly with respect to economic, environmental, and social performance.	ND
	COMMITMENTS TO EXTERNAL INITIATIVES	
4.11	Explanation of whether and how the precautionary approach or principle is addressed by the organisation. Article 15 of the Rio Principles introduced the precautionary approach. A response to 4.11 could address the organisation's approach to risk management in operational planning or the development and introduction of new products.	ND
4.12	Externally developed economic, environmental, and social charters, principles, or other initiatives to which the organisation subscribes or endorses. *Include date of adoption, countries/operations where applied, and the range of stakeholders involved in the development and governance of these initiatives (eg, multi-stakeholder, etc.). Differentiate between non-binding, voluntary initiatives and those with which the organisation has an obligation to comply.*	41
4.13	Memberships in associations (such as industry associations) and/or national/international advocacy organisations in which the organisation: • Has positions in governance bodies; • Participates in projects or committees; • Provides substantive funding beyond routine membership dues; or • Views membership as strategic. *This refers primarily to memberships maintained at the organisational level.*	85
	STAKEHOLDER ENGAGEMENT	
4.14	List of stakeholder groups engaged by the organisation. Examples of stakeholder groups are: • Communities; • Civil society; • Customers; • Shareholders and providers of capital; • Suppliers; and • Employees, other workers, and their trade unions.	65, 66, 80, 84, 86, 87, 90
4.15	Basis for identification and selection of stakeholders with whom to engage. *This includes the organisation's process for defining its stakeholder groups, and for determining the groups with which to engage and not to engage.*	65
4.16	Approaches to stakeholder engagement, including frequency of engagement by type and by stakeholder group. *This could include surveys, focus groups, community panels, corporate advisory panels, written communication, management/union structures, and other vehicles. The organisation should indicate whether any of the engagement was undertaken specifically as part of the report preparation process.*	12, 65, 72, 80
4.17	Key topics and concerns that have been raised through stakeholder engagement, and how the organisation has responded to those key topics and concerns, including through its reporting.	12, 65
	MANAGEMENT APPROACH AND PERFORMANCE INDICATORS **Economic performance indicators** **ASPECT: ECONOMIC PERFORMANCE**	
EC1	Direct economic value generated and distributed, including revenues, operating costs, employee compensation, donations and other community investments, retained earnings, and payments to capital providers and governments.	38, 93
EC2	Financial implications and other risks and opportunities for the organisation's activities due to climate change.	ND

GRI Reference		Page/s
EC3	Coverage of the organisation's defined benefit plan obligations.	38, 58, 98
EC4	Significant financial assistance received from Government.	ND
EC5	**ASPECT: MARKET PRESENCE** Range of ratios of standard entry level wage compared to local minimum wage at significant locations of operation.	ND
EC6	Policy, practices, and proportion of spending on locally based suppliers at significant locations of operation.	81
EC7	Procedures for local hiring and proportion of senior management hired from the local community at locations of significant operation	ND
EC8	**ASPECT: INDIRECT ECONOMIC IMPACTS** Development and impact of infrastructure investments and services provided primarily for public benefit through commercial, in-kind, or pro bono engagement.	ND
EC9	Understanding and describing significant indirect economic impacts, including the extent of impacts.	ND
EN1	**Environmental performance indicators** **ASPECT: MATERIALS** Materials used by weight or volume.	92, 95
EN2	Percentage of materials used that are recycled input materials.	95
EN3	**ASPECT: ENERGY** Direct energy consumption by primary energy source	94
EN4	Indirect energy consumption by primary source	ND
EN5	Energy saved due to conservation and efficiency improvements.	ND
EN6	Initiatives to provide energy-efficient or renewable energy-based products and services, and reductions in energy requirements as a result of these initiatives.	ND
EN7	Initiatives to reduce indirect energy consumption and reductions achieved.	ND
EN8	**ASPECT: WATER** Total water withdrawal by source.	98
EN9	Water sources significantly affected by withdrawal of water.	98
EN10	Percentage and total volume of water recycled and reused.	99
EN11	**ASPECT: BIODIVERSITY** Location and size of land owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas.	100
EN12	Description of significant impacts of activities, products, and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas.	ND
EN13	Habitats protected or restored.	100
EN14	Strategies, current actions, and future plans for managing impacts on biodiversity.	ND
EN15	Number of IUCN Red List species and national conservation list species with habitats in areas affected by operations, by level of extinction risk.	ND
	ASPECT: EMISSIONS, EFFLUENTS, AND WASTE	
EN16	Total direct and indirect greenhouse gas emissions by weight.	99
EN17	Other relevant indirect greenhouse gas emissions by weight.	99
EN18	Initiatives to reduce greenhouse gas emissions and reductions achieved.	99
EN19	Emissions of ozone-depleting substances by weight.	94
EN20	NOx, SOx, and other significant air emissions by type and weight.	ND
EN21	Total water discharge by quality and destination.	ND
EN22	Total weight of waste by type and disposal method.	99
EN23	Total number and volume of significant spills.	ND
EN24	Weight of transported, imported, exported, or treated waste deemed hazardous under the terms of the Basel Convention Annex I, II, III, and VIII, and percentage of transported waste shipped internationally.	99

GLOBAL REPORTING INITIATIVE (GRI) INDEX CONTINUED

for the year ended 30 September

GRI Reference		Page/s
EN25	Identity, size, protected status, and biodiversity value of water bodies and related habitats significantly affected by the reporting	100
EN26	Initiatives to mitigate environmental impacts of products and services, and extent of impact mitigation	ND
EN27	Percentage of products sold and their packaging materials that are reclaimed by category	ND
	ASPECT: COMPLIANCE	
EN28	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations.	101
	ASPECT: TRANSPORT	
EN29	Significant environmental impacts of transporting products and other goods and materials used for the organisation's operations, and transporting members of the workforce.	ND
	ASPECT: OVERALL	
EN30	Total environmental protection expenditures and investments by type.	ND
	SOCIAL PERFORMANCE INDICATORS	
	Labour practices and decent work performance indicators	
	ASPECT: EMPLOYMENT	
LA1	Total workforce by employment type, employment contract, and region.	ND
LA2	Total number and rate of employee turnover by age group, gender, and region.	72
LA3	Benefits provided to full-time employees that are not provided to temporary or part-time employees, by major operations.	ND
	ASPECT: LABOUR/MANAGEMENT RELATIONS	
LA4	Percentage of employees covered by collective bargaining agreements	73
LA5	Minimum notice period(s) regarding operational changes, including whether it is specified in collective agreements.	ND
	ASPECT: OCCUPATIONAL HEALTH AND SAFETY	
LA6	Percentage of total workforce represented in formal joint management-worker health and safety committees that help monitor and advise on occupational health and safety programs	ND
LA7	Rates of injury, occupational diseases, lost days, and absenteeism, and number of work related fatalities by region.	75, 76, 77, 78
LA8	Education, training, counselling, prevention, and risk-control programs in place to assist workforce members, their families, or community members regarding serious diseases.	77
LA9	Health and safety topics covered in formal agreements with trade unions.	ND
	ASPECT: TRAINING AND EDUCATION	
LA10	Average hours of training per year per employee by employee category.	ND
LA11	Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings.	68
LA12	Percentage of employees receiving regular performance and career development reviews	66, 69, 71
	ASPECT: DIVERSITY AND EQUAL OPPORTUNITY	
LA13	Composition of governance bodies and breakdown of employees per category according to gender, age group, minority group membership, and other indicators of diversity.	67, 68
LA14	Ratio of basic salary of men to women by employee category.	ND
	HUMAN RIGHTS PERFORMANCE INDICATORS	
	ASPECT: INVESTMENT AND PROCUREMENT PRACTICES	
HR1	Percentage and total number of significant investment agreements that include human rights clauses or that have undergone human rights screening.	78
HR2	Percentage and total number of significant investment agreements that include human rights clauses or that have undergone human rights screening.	ND
HR3	Total hours of employee training on policies and procedures concerning aspects of human rights that are relevant to operations, including the percentage of employees trained	78, 80
	ASPECT: NON-DISCRIMINATION	
HR4	Total number of incidents of discrimination and actions taken	78

GRI Reference		Page/s
HR5	**ASPECT: FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING** Operations identified in which the right to exercise freedom of association and collective bargaining may be at significant risk, and actions taken to support these rights.	78
HR6	**ASPECT: CHILD LABOUR** Operations identified as having significant risk for incidents of child labour, and measures taken to contribute to the elimination of child labour.	80
HR7	**ASPECT: FORCED AND COMPULSORY LABOUR** Operations identified as having significant risk for incidents of forced or compulsory labour, and measures to contribute to the elimination of forced or compulsory labour.	80
HR8	**ASPECT: SECURITY PRACTICES** Percentage of security personnel trained in the organisation's policies or procedures concerning aspects of human rights that are relevant to operations.	ND
HR9	**ASPECT: INDIGENOUS RIGHTS** Total number of incidents of violations involving rights of indigenous people and actions taken.	ND
SO1	**SOCIETY PERFORMANCE INDICATORS** **ASPECT: COMMUNITY** Nature, scope, and effectiveness of any programs and practices that assess and manage the impacts of operations on communities, including entering, operating, and exiting.	81, 83, 84, 87, 90
SO2	**ASPECT: CORRUPTION** Percentage and total number of business units analysed for risks related to corruption.	41, 64
SO3	Percentage of employees trained in organisation's anti-corruption policies and procedures.	41, 64
SO4	Actions taken in response to incidents of corruption	41, 64
SO5	**ASPECT: PUBLIC POLICY** Public policy positions and participation in public policy development and lobbying.	93
SO6	Total value of financial and in-kind contributions to political parties, politicians, and related institutions by country.	ND
SO7	**ASPECT: ANTI-COMPETITIVE BEHAVIOUR** Total number of legal actions for anticompetitive behaviour, anti-trust, and monopoly practices and their outcomes.	ND
SO8	**ASPECT: COMPLIANCE** Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations.	ND
PR1	**PRODUCT RESPONSIBILITY PERFORMANCE INDICATORS** **ASPECT: CUSTOMER HEALTH AND SAFETY** Life cycle stages in which health and safety impacts of products and services are assessed for improvement, and percentage of significant products and services categories subject to such procedures.	ND
PR2	Total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products and services during their life cycle, by type of outcomes.	ND
PR3	**ASPECT: PRODUCT AND SERVICE LABELLING** Type of product and service information required by procedures, and percentage of significant products and services subject to such information requirements.	87
PR4	Total number of incidents of non-compliance with regulations and voluntary codes concerning product and service information and labelling, by type of outcomes.	87
PR5	Practices related to customer satisfaction, including results of surveys measuring customer satisfaction.	87
PR6	**ASPECT: MARKETING COMMUNICATIONS** Programs for adherence to laws, standards, and voluntary codes related to marketing communications, including advertising, promotion, and sponsorship.	87
PR7	Total number of incidents of non-compliance with regulations and voluntary codes concerning marketing communications, including advertising, promotion, and sponsorship by type of outcomes.	87
PR8	**ASPECT: CUSTOMER PRIVACY** Total number of substantiated complaints regarding breaches of customer privacy and losses of customer data.	ND
PR9	**ASPECT: COMPLIANCE** Monetary value of significant fines for non-compliance with laws and regulations concerning the provision and use of products and services.	ND



Barloworld
Leading brands

ABOUT BARLOWORLD

Barloworld is an industrial brand management company founded in 1902. We have operations in thirty-one countries around the world and approximately half of our twenty six thousand people are in South Africa. We offer our customers business solutions backed by leading industrial brands, supported by service, relationships and attention to detail. These include both the sale of products and services and rental and fleet service options. Through our business philosophy of Value Based Management we focus on creating sustainable value for all our stakeholders simultaneously.

We manufacture, market and distribute our products and services and market and distribute leading international brands on behalf of principals.

Our brands include PPC Surebuild (cement), Plascon, Earthcote, Taubmans, Bristol and White Knight (coatings), Melles Griot (photonics), Sterilin (disposable plastics) and Carbolite (laboratory products). We also have a rapidly growing Barloworld Logistics supply chain solutions business in southern Africa and Europe.

Our principals include Caterpillar, NACCO (Hyster lift trucks), DaimlerChrysler (including Freightliner trucks) as well as many of the world's other leading motor vehicle brands. We are also the Avis licensee for southern Africa and for both Avis and Budget in Sweden, Norway and Denmark.

NOTES TO THE PROXY FORM

Instructions on signing and lodging of the annual general meeting form of proxy.

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alterations must be signed, not initialled.

2. The chairman shall be entitled to decline to accept the authority of a signatory:
   (a) under a power of attorney; or
   (b) on behalf of a company
   unless the power of attorney or authority is deposited with the transfer secretaries, Link Market Services, 11 Diagonal Street, PO Box 4844, Johannesburg, 2000, South Africa, or the United Kingdom registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, England, by not later than 12:00 (South African time) on Tuesday, 23 January 2007.

3. The signatory may insert the name of any person(s) whom the signatory wishes to appoint as his/her proxy in the blank space(s) provided for that purpose.

4. When there are joint holders of shares and if more than one such joint holder be present or represented, then the person whose name appears first in the register of members in respect of such shares or his/her proxy, as the case may be, shall alone be entitled to vote in respect thereof.

5. The completion and lodging of this form of proxy will not preclude the signatory from attending the annual general meeting and speaking and voting in person thereat should such person wish to do so, to the exclusion of any proxy appointed in terms hereof.

6. If, in the appropriate place on the face of the proxy, there is no indication of how to vote in respect of any resolution, the proxy shall be entitled to vote as he/she deems fit in respect of that resolution.

7. The chairman of the annual general meeting may reject or accept any proxy form of proxy which is completed other than in accordance with these instructions, provide that in the event of acceptance, he/she is satisfied as to the manner in which a member wishes to vote.

8. If the shareholding is not indicated on the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the member's name.

9. Please insert an "X" in the relevant space according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in the company, insert the number of shares held in respect of which you wish to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all the shareholders' votes exercisable at the meeting. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast in respect of which abstention is recorded may not exceed the total number of votes exercisable by the shareholder or by his/her proxy.

10. A form of proxy sent by electronic medium to the company secretary or transfer secretaries within the time allowed for submission, shall be deemed to constitute an instrument of proxy.

11. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the company secretary or waived by the chairman of the annual general meeting.

12. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the company secretary.

PROXY FORM

BARLOWORLD LIMITED
(Incorporated in the Republic of South Africa)
Company registration number 1918/000095/06
JSE code: BAW ISIN code: ZAE000026639
(the company)

Only for the use of registered holders of certificated ordinary shares in the company and the holders of dematerialised ordinary shares in their own name in the capital of the company at the annual general meeting of members to be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Thursday, 25 January 2007 at 12:00 (South African time).

Holders of ordinary shares in the company (whether certificated or dematerialised) through a nominee must not complete this form of proxy but should inform that nominee timeously, or, if applicable, their Central Securities Depository Participant (CSDP) or stockbroker of their intention to attend the annual general meeting and request such nominee, CSDP or stockbroker to issue them with the necessary authorisation to attend or provide such nominee, CSDP or stockbroker with their voting instructions should they not wish to attend the annual general meeting in person. Such ordinary shareholders must not return this form of proxy to the transfer secretaries.

I/We ______________________________ of ______________________________

being a holder(s) of ______________________________ ordinary shares

hereby appoint ______________________________

of ______________________________

or, failing him/her, the chairman of the meeting as my/our proxy to attend, speak and vote for me/us and on my/our behalf at the meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the ordinary and special resolutions to be proposed at the meeting and at each adjournment of the meeting and to vote for or against such resolutions or to abstain from voting in respect of the ordinary shares in the issued ordinary share capital of the company registered in my/our name, in accordance with the following instructions (see note 9):

* Insert an X or the number of ordinary shares (see note 9)

Ordinary resolutions	* In favour of	* Against	* Abstain
1. Adoption of annual financial statements			
Election of directors			
2. PJ Blackbeard			
3. WAM Clewlow			
4. BP Diamond			
5. JE Gomersall			
6. SB Pfeiffer			
7. G Rodriguez de Castro			
8. RC Tomkinson			
9. S Mkhabela			
10. DG Wilson			
11. Appointment of auditors			
12. Approval of non-executive directors' fees:			
Chairman of the board, inclusive of fees payable as chairman of board committees			
Resident non-executive directors			
Non-resident non-executive directors			
Chairman of the audit committee			
Resident members of the audit committee			
Non-resident members of the audit committee			
Resident members of each of the other board committees (excluding risk and sustainability and empowerment and transformation committees)			
Non-resident members of the other board committees (excluding risk and sustainability and empowerment and transformation committees)			
Resident members of the empowerment and transformation committee			
Non-resident members of the empowerment and transformation committee			
Special resolution			
1. Acquisition of own shares			

Insert an "X" in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of ordinary shares than you own in the company, insert the number of ordinary shares held in respect of which you desire to vote (see note 9).

Signed at ______________________________ on ______________________________ 200______

Signature(s) ______________________________
(Authority of signatory to be attached if applicable – see note 11)

Assisted by me ______________________________
(where applicable – see note 12)

Each member is entitled to appoint a proxy (who need not be a member of the company) to attend, speak and vote in place of that member at the meeting.

Please read the notes on the reverse side of this form of proxy.

SHAREHOLDERS' DIARY

Financial year-end		30 September
Annual general meeting		25 January 2007
Reports and profit statements		**Published**
• Half-yearly interim report		May
• Preliminary report for the year		November
• Annual report		November
Dividends	**Declared**	**Paid**
• 6% cumulative preference shares	31 March	April
	30 September	October
• Ordinary shares – interim	May	July
– final	November	January
Details of final dividend declared		
• Cents per share		450
• Date declared		Monday, 20 November 2006
• Last day to trade cum dividend		Friday, 5 January 2007
• First trading day ex dividend		Monday, 8 January 2007
• Record date		Friday, 12 January 2007
• Payment date		Monday, 15 January 2007

Share certificates may not be dematerialised or rematerialised between Monday, 8 January 2007 and Friday, 12 January 2007 both days inclusive.

CURRENCY CONVERSION GUIDE

Closing rate at 30 September (1 unit of currency: rand)	**2006**	2005
Australian dollar	**5.80**	4.85
Euro	**9.84**	7.67
UK pound	**14.51**	11.25
US dollar	**7.77**	6.36

CORPORATE INFORMATION

Company registration number
1918/000095/06
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647

Secretary
S Mngomezulu

Business address and Registered office
180 Katherine Street
P O Box 782248, Sandton 2146
South Africa
Telephone +27 11 445 1000
Telefax +27 11 444 3643
Website www.barloworld.com

Auditors
Deloitte & Touche
Deloitte & Touche Place
The Woodlands
Cnr Woodlands and Kelvin Drives
Woodmead 2199
South Africa
Telephone +27 11 806 5000
Telefax +27 11 806 5003

Attorneys
Bowman Gilfillan Inc
165 West Street, Sandton
P O Box 785812, Sandton 2146
South Africa
Telephone +27 11 669 9000
Telefax +27 11 669 9001

Transfer secretaries
Link Market Services South Africa (Pty) Limited
11 Diagonal Street
P O Box 4844
Johannesburg, 2000
South Africa
Telephone +27 11 834 2266
Telefax +27 11 834 4398
e-mail barloworld@ultrareg.co.za

United Kingdom registrar
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA
England
Telephone +44 190 350 2541
Telefax +44 190 385 4031

Principal bankers
Absa Group Limited
Australia and New Zealand Banking Group Limited
Banco Bilbao Vizcaya Argentaria S.A.
Bank of America, NA
Citibank International plc
DnBNOR Bank
FirstRand Bank Limited
Lloyds TSB Bank plc
Nedbank Limited
Royal Bank of Scotland plc
(National Westminster Bank plc)
The Standard Bank of South Africa Limited
WestLB AG, London Branch

Sponsor
JP Morgan
(Johannesburg)
1 Fricker Road
Illovo, Sandton 2196
Private Bag X9936, Sandton 2146
Johannesburg, South Africa
Telephone +27 11 507 0300
Telefax +27 11 507 0748
(London)
JP MorganCazenove
20 Moorgate
London EC2R6DA
England
Telephone +44 20 7588 2828
Telefax +44 20 7155 9000

GRAPHICOR 35069


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END